
SAIC

Fiscal Year 2012 **Annual Report on Form 10-K**

Company Overview



SAIC is a FORTUNE 500® scientific, engineering, and technology applications company that uses its deep domain knowledge to solve problems of vital importance to the nation and the world, in national security, energy & environment, health and cybersecurity. The company's approximately 41,000 employees serve customers in the U.S. Department of Defense, the intelligence community, the U.S. Department of Homeland Security, other U.S. Government civil agencies and selected commercial markets. We remain committed to the ethical performance and integrity that has marked SAIC since its founding in 1969.

Cybersecurity

SAIC's proven solutions, products, and services enable our customers to establish command and control perimeters to better protect data and secure information technology services. Our in-house experts deliver breakthrough technology in areas such as information management solutions that incorporate advanced sensors; deep analytics; large, real-time data warehouses; electronic records management; tailored manufacturing for quick reaction capabilities; and intelligence operations support. CloudShield Technologies, Inc., a wholly owned subsidiary of SAIC, delivers protection against threats and exploits on its scalable open solutions platform.

CUSTOMERS*

- Intelligence community
- Commercial customers
- Department of Defense
- Department of Homeland Security
- Department of the Treasury

SOLUTIONS

- Accreditation and testing services
- Contingency planning
- Digital and computer forensics
- Information security assessment
- Security education and training

Energy & Environment

From tackling the growing need for a clean, reliable, and secure energy supply to implementing an efficient energy delivery system that will enable economic growth into the 21st century, organizations are faced with how energy and environmental considerations impact designing, building, and operating infrastructure systems. SAIC helps customers keep pace with the world's energy needs and environmental concerns by bringing the right people, technologies, and systems together to deliver integrated solutions that address the full project lifecycle.

CUSTOMERS*

- Utilities, investor-owned and municipals
- Federal, state, and local government
- Oil and gas
- Commercial and industrial
- Financial institutions
- Energy producers and suppliers

SOLUTIONS

- Energy management and asset consulting
- Sustainability and clean energy
- Utility solutions, including smart grid and transmission & distribution engineering
- DesignBuild℠ project delivery
- Environment and water

SAIC named to FORTUNE's 2011 list of the

"World's Most Admired Companies"

SAIC receives

Dwight D. Eisenhower Award

for Excellence from the Small Business Administration

G.I. Jobs Magazine ranks SAIC as one of the

"Top 100 Military Employers"



Health

SAIC is helping customers improve the quality of and access to healthcare, while lowering overall costs. We apply our expertise in standards and informatics to enable the secure exchange of clinical data across local, regional, and national information infrastructures. Our health and technology experts help facilitate the use of electronic health records to improve patient care and public health, and provide customers with health data analytics solutions that turn data into meaningful information. We work with customers to help make personalized medicine a reality by conducting scientific research in areas such as vaccine development and new treatments for cancer and AIDS.

CUSTOMERS*

- Commercial customers
- Department of Defense
  - Military Health System
  - Navy Bureau of Medicine and Surgery
- Department of Health and Human Services
  - Centers for Disease Control and Prevention
  - Health Resources and Services Administration
  - National Institutes of Health
- Department of Veterans Affairs

SOLUTIONS

- Electronic health record implementation and optimization
- Biomedical product lifecycle development support
- Enterprise data management
- Data analytics
- Health information interoperability

Intelligence, Surveillance and Reconnaissance (ISR)

SAIC is a leader in the integration of technology, systems and operational solutions across intelligence disciplines in all domains — air, land, sea, space, and cyberspace — to deliver full-spectrum mission performance. Our capabilities support the entire intelligence lifecycle, from the collection of vital information across all domains, to the processing of data into intelligence products, and to the use of these products in support of national and military intelligence agencies as well as other federal and civilian customers within the national security arena.

CUSTOMERS*

- Intelligence community
- Department of Defense
- Department of Homeland Security
- Department of Justice
- Department of State

SOLUTIONS

- Airborne, maritime, and national security space mission capability integrator
- Processing, exploitation and dissemination
- Integrated tactical systems
- Lingustics and cultural intelligence
- Mission support and mission-critical information technology deployment

Logistics, Readiness & Sustainment

SAIC delivers a wide range of logistics and product support solutions to provide affordable readiness — operational availability at the lowest life-cycle cost — to U.S. military personnel and their weapons and support systems. Our tailored solutions in supply chain management, product support, force modernization, and logistics systems and technology are helping customers across the Department of Defense as well as federal agencies and the commercial market.

CUSTOMERS*

- Department of Defense
  - Defense Logistics Agency
  - Army
  - Navy
  - Marines
  - Air Force
  - Special Operations Command
- Department of Homeland Security
- Department of State
- Department of Transportation
- Commercial customers

SOLUTIONS

- Product support integration
- Supply chain integration
- Total asset visibility
- Analytics and decision optimization
- Just-in-time inventory
- Sustaining engineering

*Representative customer sample

Message from the President and CEO

> "SAIC's strategic advantage is our ability to rapidly develop and deploy scientific and technical solutions, and we are focused on leveraging those innovative solutions across and beyond our customer base."



DEAR FELLOW STOCKHOLDERS,

As SAIC's new CEO, I am proud to be part of a company that enjoys a rich legacy of solid performance and achievement. During my career in the Air Force, I had the opportunity to see SAIC, its products and the exceptional work of its people firsthand as a customer in the field. My five years' experience on the SAIC Board of Directors only increased my admiration for the company and its broader portfolio of technical solutions. Especially in the years since 9/11, the superb products and services produced by SAIC's scientific minds were turned into quick reaction capabilities, and in many cases, have been publicly credited by the nation's highest military leaders as critical solutions to daunting problems.

I am honored to now head this outstanding leadership team as we begin a new era focusing on our comprehensive growth strategy and targeting our key areas of expertise and expansion into adjacent markets. Additionally, I couldn't be more pleased to be serving with Stu Shea in his new capacity as our chief operating officer. Stu, along with Defense Solutions Group (DSG) acting Group President Tom Baybrook, Health, Energy and Civil Solutions (HECS) Group President Joe Craver, and Intelligence, Surveillance and Reconnaissance (ISR) Group President Tony Moraco, have not only my confidence but also the full support of our Board of Directors.

Our company remains financially strong and well positioned for future growth. We are operating in a challenging business environment, but remain constant in our focus to build an even better company. Our performance and our reputation are built on strong program execution, an ethical culture, and delivering value and enduring results to our stockholders, our customers, our people, and the communities in which we work. As we reflect on fiscal year 2012 (FY12) and look ahead, excellence and integrity will continue to guide us in all we do.

On March 14, 2012, SAIC reached a settlement with the U.S. Attorney for the Southern District of New York and the City of New York concerning the CityTime automated workforce management system. SAIC agreed to a settlement of approximately $540 million and to have an independent monitor for the company for three years. This settlement was an important step in our efforts to move forward as a stronger company. We have implemented process improvements and control enhancements and remain dedicated to the highest level of business ethics.

Solid Financial Performance and Stockholder Dividend

Excluding the non-recurring CityTime settlement amount recorded in FY12, SAIC delivered solid underlying financial performance in FY12. Excluding CityTime, revenues totaled approximately $11 billion* for the year. We continued to generate strong cash flow from continuing operations with a record $772 million for FY12. We entered fiscal year 2013 with more than $1.5 billion of cash, a record amount of nearly $32 billion in outstanding proposals awaiting decision, and a robust new business pipeline.

On March 20, 2012, we announced the initiation of a quarterly dividend at $0.12 per share. The first dividend was paid on April 30, 2012, for stockholders of record as of April 16, 2012. This dividend reflects our confidence in SAIC's financial strength

*FY12 revenues excluding the effects of the CityTime settlement amount is a non-GAAP financial measure which is calculated by adding $410 million (the amount by which revenues were reduced as a result of the CityTime settlement amount) to the $10.59 billion of revenues reported in our FY12 financial statements, resulting in adjusted revenues of approximately $11 billion.

FISCAL YEAR 2012 HIGHLIGHTS

- **Received 40 contract awards each having a total expected revenue value of $100 million or greater**
- **Awarded $1 billion ID/IQ contract by Defense Logistics Agency**
- **Acquired Vitalize Consulting Solutions, Inc. to expand health solutions portfolio**
- **Increased investments in strategic growth areas**
- **Continued to grow pipeline of opportunities, submitted proposals, and backlog**
- **Acquired Patrick Energy Services to strengthen energy and smart grid services portfolio**
- **Expanded support of STEM education initiatives**
- **Awarded contract to provide engineering, procurement, and construction services for Plainfield Renewable Energy biomass project**



and our commitment to deploying capital to maximize stockholder value for the long term. The dividend will augment our capital deployment strategy, which will continue to include strategic acquisitions and share repurchases while retaining an attractive credit rating profile.

Implementing Our Strategy

We continue to believe there will be areas of growth in intelligence, surveillance and reconnaissance; cybersecurity; logistics, readiness and sustainment; health; and energy. We will continue to invest in these areas to differentiate ourselves and deliver the solutions our customers require. In the commercial market, we are seeing strong demand in the areas of health, cybersecurity and energy.

SAIC's strategic advantage is our ability to rapidly develop and deploy scientific and technical solutions, and we are focused on leveraging those innovative solutions across and beyond our customer base. Our strategic growth will be driven by leveraging these differentiating capabilities into adjacent markets by ensuring we have sufficient credibility, mass, and momentum in these areas.

New Business Highlights

Fiscal year 2012 was a record year for our larger wins, with 40 contract awards having a total expected revenue value of $100 million or greater, a 54 percent increase over the previous year. Many of these large wins were a result of increased collaboration across the enterprise — leveraging expertise from different parts of the company to offer differentiated solutions — and this is a process that we will continue to emphasize going forward.

Highlights of our FY12 business development achievements include:

- A prime contract awarded by the Defense Logistics Agency to provide supply chain management, including forecasting, procurement, inventory management, and worldwide distribution of military aircraft and ground tires directly to U.S. Armed Services and Foreign Military Sales customers. The single-award indefinite-delivery/indefinite-quantity (ID/IQ) contract has a five-year base period of performance, one two-year option, and an estimated value of $1 billion if the option is exercised.
- The NASA Integrated Communications Services contract with a base award value of $340 million over a three-year base period of performance and a maximum potential value of $1.3 billion over 10 years, if all options are exercised. SAIC supports corporate and mission communications needs, including local area network management at all NASA centers.
- A two-year, $216 million contract to provide engineering, procurement, and construction services for the Plainfield Renewable Energy biomass project in Connecticut. The project is expected to generate clean energy to power the equivalent of 37,000 homes. SAIC and the Carlyle Energy Mezzanine Opportunities Group are providing financing for the project.
- A contract from the National Institute of Allergy and Infectious Diseases to provide preclinical services for the development of biopharmaceutical products for infectious diseases. The total funding could be up to $102 million over the 10-year period of performance, subject to the availability of annual appropriations.

SAIC recognized by *Newsweek* as one of the

Greenest Companies in the U.S.

SAIC receives

Champion of Veterans Enterprise Award

from the National Veterans Small Business Coalition

SAIC wins

NASA's Space Flight Awareness Award



- A task order to deliver mission support IT services to the U.S. Department of Agriculture's Risk Management Agency with a one-year base period of performance, four one-year options, and a total value of $208 million if all options are exercised.
- Airborne Intelligence, Surveillance and Reconnaissance contract wins totaling $606 million to provide near-real-time multi-intelligence capabilities that observe and report activities associated with insurgents, protect our troops from improvised explosive devices, and provide high-resolution geospatial data in support of the warfighter.
- A multiple-award ID/IQ contract by the U.S. Space and Naval Warfare Systems Center Pacific to provide science, system architecture and engineering services in support of cyberspace operations. The contract has a two-year base period of performance, three one-year options, and a ceiling value of $219 million for all awardees if all options are exercised.
- A multiple-award ID/IQ contract from the U.S. Department of Veterans Affairs (VA) to provide IT services in support of the Transformation Twenty-One Total Technology program. This program enables the VA to transform its IT infrastructure, resulting in improved quality of healthcare and benefits services to veterans, their families and survivors. The contract has a five-year base period of performance and a ceiling value of $12 billion for all awardees.

We continued to grow our pipeline of opportunities, submitted proposals, and backlog during this FY. We also achieved a 63 percent total dollar win rate on business opportunities pursued and awarded. Our high win rate is the result of a solid track record of program execution as well as targeted investments in business development.

Strategic Acquisitions and Divestitures

In FY12 SAIC made two key acquisitions to enhance our competitive advantages in growth markets. Vitalize Consulting Solutions, Inc., a leading provider of clinical business and IT services for healthcare enterprises, expands SAIC's health solutions portfolio — in both federal and commercial markets — to help customers better address electronic health record implementation. The combination of Vitalize's expertise and integrating commercial off-the-shelf software for electronic health records and systems with SAIC's information integration, data analytics and cybersecurity capabilities creates a powerful combination in the marketplace.

We also acquired Patrick Energy Services, a provider of performance-based transmission and distribution power system solutions. The acquisition strengthens SAIC's energy and smart grid services portfolio and helps the company to better serve key customers including investor-owned utilities, public power providers, and transmission operators.

On the divestiture side, we sold operations that primarily focused on providing specialized IT services to international oil and gas companies. The sale of these operations better positions us to focus on our strategic growth areas, including market segments in the energy sector, such as smart grid, renewable energy implementation, and energy efficiency, where we have successfully built our business through both organic growth and acquisitions.

Commitment to Corporate Responsibility

We take pride in our business achievements, but we also know success is not measured in dollars alone. It is evidenced by our ability to tackle our customers' problems in innovative ways and to give back to our communities.

The community investments we make in organizations that serve the military and

"As we stand on the threshold of another year of strategic opportunities, one thing is certain — our 41,000 employees will rise to the challenges ahead with the same level of commitment to ethics and integrity that have been at the forefront of SAIC's culture since its founding in 1969."



veterans' community is one way to show our appreciation and salute the millions of men and women in uniform as well as those who have served. We are a strong supporter of the Paralyzed Veterans of America, and our employees serve on the boards of many organizations that make a difference to the lives of our servicemen and servicewomen, including the Special Operations Warrior Foundation, Tragedy Assistance Program for Survivors, and several USO chapters. And this year we continued to enhance our focus on helping veterans build meaningful careers after serving our country. Today, nearly 25 percent of SAIC's workforce comprises military veterans — approximately 10,000 people.

Our future success — and our nation's technological advantage — depend on a constant supply of highly trained technical talent. We continue to support a number of exciting initiatives that inspire students to get involved in science, technology, engineering and mathematics (STEM) careers. In FY12 we provided financial support to leading STEM organizations, and more SAIC volunteers than ever before worked with student teams in robotics competitions and other events around the country.

This year we reinforced our commitment to sustainable business practices by announcing a goal to reduce operational greenhouse gas emissions 25 percent (from 2010 levels) by 2020. SAIC will utilize in-house engineers who specialize in tackling energy challenges to help meet the new goal, and to identify and implement additional cost-effective energy efficiency projects across the enterprise.

A Strong Heritage — A Bright Future

I am proud of our accomplishments and our efforts to build an even stronger company. We have not let the challenges of the past year take us off course, and we remain steadfast in our pursuit of our strategic goals and vision. We will continue to be proactive in meeting our customers' rapidly changing needs, make the tough decisions required by the marketplace, and invest prudently in our future.

As we stand on the threshold of another year of strategic opportunities, one thing is certain — our 41,000 employees will rise to the challenges ahead with the same level of commitment to ethics and integrity that have been at the forefront of SAIC's culture since its founding in 1969.

Finally, I'd like to thank Walt Havenstein, who retired in February 2012 as CEO and a member of our Board of Directors. His work and dedication helped the company navigate a rapidly changing business environment and provided us with a solid footing on which to build in the years to come.

John P. Jumper
President and Chief Executive Officer



Fiscal Year 2012 Financial Highlights

	Year Ended January 31			
	2012*	2011	2010	2009
Revenues	$10,587	$ 10,921	$ 10,580	$ 9,768
Cost of revenues	9,606	9,476	9,151	8,464
Selling, general and administrative expenses:				
General and administrative	428	296	401	395
Bid and proposal	149	147	143	116
Internal research and development	93	55	49	46
Operating income	311	947	836	747
As a percentage of revenue	2.9%	8.7%	7.9%	7.6%
Non-operating expense, net	(104)	(75)	(68)	(73)
Income from continuing operations before income taxes	207	872	768	674
Provision for income taxes	(215)	(314)	(289)	(246)
Income (loss) from continuing operations	(8)	558	479	428
Income from discontinued operations	67	61	17	18
Net Income	$ 59	$ 619	$ 496	$ 446
Cash flow from continuing operations	$ 772	$ 725	$ 588	$ 558
Total backlog	$18,003	$ 17,120	$ 15,366	$ 16,528
Stockholder equity	$ 2,181	$ 2,491	$ 2,291	$ 2,083
Outstanding shares or common stock (millions)	341	362	388	406
Number of employees	41,100	42,000	44,700	44,100

(In millions, except employees)

We classify indirect costs incurred within or allocated to our government segment as overhead (included in cost of revenues) and G&A expenses in the same manner as such costs are defined in our disclosure statements under U.S. Government Cost Accounting Standards. Effective in fiscal year 2011, we updated our disclosure statement with the Defense Contract Management Agency, resulting in certain costs being classified differently as either overhead or G&A expenses on a prospective basis. This change has caused a net increase in reported cost of revenues and a net decrease in reported G&A expenses in fiscal year 2011 as compared to fiscal year 2011, 2010 and 2009; however, total operating costs were not affected by this change.

* Fiscal year 2012 results include a $540 million pre-tax loss provision recorded in connection with resolution of the CityTime matter.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 31, 2012
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number	Exact Name of Registrant as Specified in its Charter, Address of Principal Executive Offices and Telephone Number	State or jurisdiction of Incorporation	I.R.S. Employer Identification No.
001-33072	SAIC, Inc. 1710 SAIC Drive, McLean, Virginia 22102 (703) 676-4300	Delaware	20-3562868
000-12771	Science Applications International Corporation 1710 SAIC Drive, McLean, Virginia 22102 (703) 676-4300	Delaware	95-3630868

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
SAIC, Inc. Common Stock, Par Value $.0001 Per Share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
SAIC, Inc. Yes ☒ No ☐
Science Applications International Corporation Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
SAIC, Inc. Yes ☐ No ☒
Science Applications International Corporation Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
SAIC, Inc. Yes ☒ No ☐
Science Applications International Corporation Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
SAIC, Inc. Yes ☒ No ☐
Science Applications International Corporation Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

SAIC, Inc.	Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
Science Applications International Corporation	Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
SAIC, Inc. Yes ☐ No ☒
Science Applications International Corporation Yes ☐ No ☒

As of July 29, 2011, the aggregate market value of SAIC, Inc. common stock (based upon the closing price of the stock on the New York Stock Exchange) held by non-affiliates of the registrant was $4,485,593,895.

The number of shares issued and outstanding of each issuer's classes of common stock as of March 9, 2012 was as follows:

SAIC, Inc.	341,095,644 shares of common stock ($.0001 par value per share)
Science Applications International Corporation	5,000 shares of common stock ($.01 par value per share) held by SAIC, Inc.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of SAIC, Inc.'s definitive Proxy Statement for the 2012 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K.

Explanatory Note

This Annual Report on Form 10-K is a combined report being filed by SAIC, Inc. ("SAIC") and Science Applications International Corporation ("Science Applications"). SAIC is a holding company and Science Applications is a direct, 100%-owned subsidiary of SAIC. Each of SAIC and Science Applications is filing on its own behalf all of the information contained in this report that relates to such company. Where information or an explanation is provided that is substantially the same for each company, such information or explanation has been combined in this report. Where information or an explanation is not substantially the same for each company, separate information and explanation has been provided. In addition, separate consolidated financial statements for each company, along with combined notes to the consolidated financial statements, are included in this report. Unless indicated otherwise, references in this report to the "Company", "we", "us" and "our" refer collectively to SAIC, Science Applications and its consolidated subsidiaries.

SAIC, INC.
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
FORM 10-K
TABLE OF CONTENTS

Item 1. *Business*

The Company

SAIC is a holding company. Its principal operating company, Science Applications, was formed in 1969. In October 2006, in connection with SAIC becoming a publicly-traded company, Science Applications completed a merger (reorganization merger) in which it became a 100%-owned subsidiary of SAIC, after which SAIC completed an initial public offering of its common stock.

We use the terms "Company," "we," "us," and "our" to refer to SAIC, Science Applications and its consolidated subsidiaries. Unless otherwise noted, references to years are for fiscal years ended January 31. For example, we refer to the fiscal year ended January 31, 2012 as "fiscal 2012".

We are a provider of scientific, engineering, systems integration and technical services and solutions in the areas of defense, health, energy, infrastructure, intelligence, surveillance, reconnaissance and cybersecurity to agencies of the U.S. Department of Defense (DoD), the intelligence community, the U.S. Department of Homeland Security (DHS), and other U.S. Government civil agencies, state and local government agencies, foreign governments and customers in select commercial markets. Our business is focused on using deep domain knowledge to solve issues of vital importance to the nation and the world in the areas of national security, energy and the environment, health and cybersecurity. We are focusing our investments in our strategic growth areas including: intelligence, surveillance and reconnaissance; cybersecurity; logistics, readiness and sustainment; energy and environment; and health information technology. In each of the last three fiscal years, we generated over 90% of our total revenues from contracts with the U.S. Government, either as a prime contractor or as a subcontractor to other contractors engaged in work for the U.S. Government. For additional discussion and analysis related to recent business developments, see "Business Environment and Trends" in Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of this Annual Report on Form 10-K.

Reportable Segments

Our business is aligned into four reportable segments: Defense Solutions; Health, Energy and Civil Solutions; Intelligence and Cybersecurity Solutions; and Corporate and Other. While each reportable segment is organized around the markets served and the nature of the products and services provided to customers in those markets as described in the segment descriptions below, we provide a wide array of scientific, engineering, systems integration and technical services and solutions across these reportable segments, but which are performed specifically to meet the needs of the market and customers served in a particular segment. These services and solutions include:

- *Systems Engineering and Integration.* We provide systems engineering and implementation services and solutions to help our customers design and integrate complex network processes and infrastructure. These services and solutions include designing, installing, testing, repairing, maintaining and upgrading systems and processes.
- *Software Development.* We provide software development services and solutions to help our customers maximize value by extending and renovating critical systems through software capabilities. These services include automating code generation, managing computer resources, and merging and evaluating large amounts of data.
- *Cybersecurity.* We provide services and solutions to help our customers prepare for, protect against, and respond to a wide array of cybersecurity threats. These services and solutions include designing comprehensive cyber-risk management programs to identify and neutralize cyber attacks, integrating and managing information security services to protect customers' mission-critical data, identifying and advising in connection with the selection of disaster recovery plans and performing tests to certify that information technology (IT) systems operate in accordance with design requirements.
- *Secure Information Sharing and Collaboration.* We provide services and solutions to help our customers share information and resources, including designing and developing information systems that access, process and analyze vast amounts of data from various sources to facilitate timely information sharing, collaboration and decision making.
- *Communication Systems and Infrastructure.* We provide services and solutions to help our customers design and implement state-of-the-art communication systems. These services and solutions include designing, installing, testing, repairing and maintaining voice, data and video communication systems and infrastructures.
- *Research and Development.* We conduct leading-edge research and development of new technologies with applications in areas such as national security, intelligence and life sciences.
- *Securing Critical Infrastructure.* We provide customers with services and solutions to protect critical infrastructure from acts of terrorism and natural disasters as well as from threats due to error, maliciousness, wear and tear, planning oversights and previously unforeseen vulnerabilities. These services and solutions include risk management (vulnerability assessments and threat identification), training exercises and simulations, awareness programs, physical security, protection and detection systems and critical infrastructure continuity and contingency planning as well as casualty and damage assessment tools and disaster recovery services.

- *Modeling and Simulation.* We provide applied research and technology and modeling and simulation services and solutions to the U.S. military, space and intelligence communities, including support related to mission preparation, launch and execution.
- *Enterprise Information Solutions.* We provide a comprehensive set of IT service offerings including enterprise information technology optimization, business intelligence, enterprise resource planning maintenance and staff augmentation services.

Defense Solutions

Defense Solutions provides systems engineering and specialized technical services and solutions in support of command and control, communications, modeling and simulation, logistics, readiness and sustainment and network operations to a broad customer base within the defense industry. Defense Solutions helps design and implement advanced, networked command and control systems to enable U.S. and allied defense customers to plan, direct, coordinate and control forces and operations at strategic, operational and tactical levels. Defense Solutions also provides a wide range of logistics, product support and force modernization solutions, including supply chain management, demand forecasting, distribution, sustaining engineering, maintenance and training services, to enhance the readiness and operational capability of U.S. military personnel and their weapons and support systems. Major customers of Defense Solutions include most branches of the U.S. military. Defense Solutions represented 40%, 43% and 43% of total revenues for fiscal 2012, 2011 and 2010, respectively.

Health, Energy and Civil Solutions

Health, Energy and Civil Solutions provides services and solutions in the areas of critical infrastructure, homeland security, safety and mission assurance, training, environmental assessments and restoration, engineering design, construction and sophisticated IT services across a broad customer base. These services and solutions range from engineering, design and construction services, energy management, renewables and energy distribution/smart-grid, to healthcare IT, data management and analytics, health infrastructure and biomedical support and research. Health, Energy and Civil Solutions also provides integrated security solutions and training expertise in the detection of chemical, biological, radiological, nuclear and explosive threats and designs and develops products and applied technologies that aid anti-terrorism and homeland security efforts, including border, port and security inspection systems and checked baggage explosive detection systems. Major customers of Health, Energy and Civil Solutions primarily include the U.S. federal government, state and local governmental agencies, foreign governments and commercial enterprises in various industries. Health, Energy and Civil Solutions represented 27%, 26% and 27% of total revenues for fiscal 2012, 2011 and 2010, respectively.

Intelligence and Cybersecurity Solutions

Intelligence and Cybersecurity Solutions provides systems and services focused on intelligence, surveillance, reconnaissance and cybersecurity across a broad spectrum of national security programs. Intelligence and Cybersecurity Solutions provides quick reaction, manned and unmanned airborne, maritime, space and ground-based surveillance systems which leverage an understanding of the underlying physics of operating in space, weight and power-constrained environments. Intelligence and Cybersecurity Solutions also provides intelligence collection, processing, exploitation, and dissemination solutions, including systems designed to optimize decision-making in high rate, large volume, and complex data environments. Intelligence and Cybersecurity Solutions provides cybersecurity technology and information management solutions, analytics and forensics, accreditation and testing services, and products that protect data, applications, and modern information technology infrastructures from advanced and persistent threats as well as mission support in the geospatial, intelligence analysis, technical operations, and linguistics domains. Major customers of Intelligence and Cybersecurity Solutions include national and military intelligence agencies, and other federal, civilian and commercial customers in the national security complex. Intelligence and Cybersecurity Solutions represented 33%, 31% and 30% of total revenues for fiscal 2012, 2011 and 2010, respectively.

Corporate and Other

Corporate and Other includes the operations of our internal real estate management subsidiary, various corporate activities, certain corporate expense items that are not reimbursed by our U.S. Government customers and certain other revenue and expense items.

For additional information regarding our reportable segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II and Note 15 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K.

Acquisitions

The acquisition of businesses is part of our growth strategy to provide new or enhance existing capabilities and offerings to customers and to establish new or enhance existing relationships with customers. During the last five fiscal years, we have completed 15 acquisitions, most notably:

- In fiscal 2012, we acquired Vitalize Consulting Solutions, Inc., a provider of clinical, business and information technology services for healthcare enterprises. This acquisition by our Health, Energy and Civil Solutions segment expands our capabilities in both federal and commercial markets to help customers better address electronic health record implementation and optimization demand.
- In fiscal 2011, we acquired Cloudshield Technologies, Inc., a provider of cybersecurity and management services solutions. This acquisition by our Intelligence and Cybersecurity Solutions segment enhanced our cybersecurity offerings and positioned us to bring to market deep packet inspection solutions for high speed networks, enabling us to better meet emerging customer requirements. We also acquired Reveal Imaging Technologies, Inc., a provider of threat detection products and services. This acquisition by our Health, Energy and Civil Solutions segment enhanced our homeland security solutions portfolio by adding U.S. Transportation Security Administration certified explosive detection systems for checked baggage screening to our passenger and cargo inspections systems product offerings.
- In fiscal 2010, we acquired R.W. Beck Group, Inc., a provider of business, engineering, energy and infrastructure consulting services. This acquisition by our Health, Energy and Civil Solutions segment both enhanced our existing capabilities and offerings in the areas of energy and infrastructure consulting services and provided new capabilities and offerings in disaster preparedness and recovery services. We also acquired Science, Engineering and Technology Associates Corporation, a provider of intelligence, surveillance and reconnaissance information technologies. This acquisition by our Intelligence and Cybersecurity Solutions segment enhanced our service offerings and capabilities by adding information technologies that detect human behaviors to identify human-borne suicide bombers.
- In fiscal 2009, we acquired SM Consulting, Inc., a provider of language translation, interpretation and training, and other consulting services to federal, state and local governments and commercial customers. While this acquisition by our Intelligence and Cybersecurity Solutions segment enhanced our existing capabilities and offerings, it also expanded our relationships with DoD customers in adjacent markets for these services. We also acquired Icon Systems, Inc., a provider of laser-based systems and products for military training and testing. This acquisition by our Defense Solutions segment enhanced our wireless live training offerings.
- In fiscal 2008, we acquired The Benham Companies LLC, a consulting, engineering, and architectural design company. This acquisition by our Health, Energy and Civil Solutions segment provided us with new capabilities and offerings in the areas of industrial manufacturing and facilities design/build and enhanced our existing capabilities and offerings in the areas of energy consulting services and software development and integration services.

Divestitures

From time to time, we divest non-strategic components of our business. During the last five fiscal years, our most notable divestitures included:

- In fiscal 2012, we completed the sale of certain components of our business which were primarily focused on providing information technology services to international oil and gas companies.
- In fiscal 2008, we completed a reorganization transaction involving our 55% interest in AMSEC LLC, a consolidated majority-owned subsidiary, resulting in the disposition of our 55% interest in AMSEC LLC in exchange for our acquisition of certain divisions and subsidiaries of AMSEC LLC.

Key Customers

Substantially all of our revenues and tangible long-lived assets are generated by or owned by entities located in the United States. In each of fiscal 2012, 2011 and 2010, over 90% of our total revenues were attributable to prime contracts with the U.S. Government or to subcontracts with other contractors engaged in work for the U.S. Government. We generated more than 10% of our total revenues during each of the last three fiscal years from each of the U.S. Army and U.S. Navy. Each of these customers has a number of subsidiary agencies which have separate budgets and procurement functions. Our contracts may be with the highest level of these agencies or with the subsidiary agencies of these customers.

The percentage of total revenues attributable to the U.S. Army and U.S. Navy for each of the last three fiscal years was as follows:

	Year Ended January 31		
	2012	2011	2010
U.S. Army	**26%**	23%	24%
U.S. Navy	**13**	13	13

Contract Procurement

Our business is heavily regulated and we must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government and other contracts. The U.S. Government procurement environment has evolved due to statutory and regulatory procurement reform initiatives. Today, U.S. Government customers employ several procurement contracting methods to purchase services and solutions. Budgetary pressures and reforms in the procurement process have caused many U.S. Government customers to increasingly purchase services and products using contracting processes that give them the ability to select multiple winners or pre-qualify certain contractors to provide various services or products on established general terms and conditions rather than through single award contracts. The predominant contracting methods through which U.S. Government agencies procure services and products include the following:

- *Single Award Contracts.* U.S. Government agencies may procure services and products through single award contracts which specify the scope of services and products that will be delivered and identify the contractor that will provide the specified services. When an agency has a requirement, interested contractors are solicited, qualified and then provided with a request for a proposal. The process of qualification, request for proposals and evaluation of contractor bids requires the agency to maintain a large, professional procurement staff and the bidding and selection process can take a year or more to complete. For the contractor, this method of contracting may provide greater certainty of the timing and amounts to be received at the time of contract award because it generally results in the customer contracting for a specific scope of services or products from the single successful awardee.
- *Indefinite Delivery/Indefinite Quantity (IDIQ) Contracts.* The U.S. Government uses IDIQ contracts to obtain commitments from contractors to provide certain services or products on pre-established terms and conditions. The U.S. Government then issues task orders under the IDIQ contracts to purchase the specific services or products it needs. IDIQ contracts are awarded to one or more contractors following a competitive procurement process. Under a single-award IDIQ contract, all task orders under that contract are awarded to one pre-selected contractor. Under a multi-award IDIQ contract, task orders can be awarded to any of the pre-selected contractors, which can result in further limited competition for the award of task orders. Multi-award IDIQ contracts that are open for any government agency to use for the procurement of services are commonly referred to as "government-wide acquisition contracts". IDIQ contracts often have multi-year terms and unfunded ceiling amounts, therefore enabling, but not committing, the U.S. Government to purchase substantial amounts of services or products from one or more contractors. At the time an IDIQ contract is awarded (prior to the award of any task orders), a contractor may have limited or no visibility as to the ultimate amount of services or products that the U.S. Government will purchase under the contract, and in the case of a multi-award IDIQ, the contractor from which such purchases may be made.
- *U.S. General Services Administration (GSA) Schedule Contracts.* The GSA maintains listings of approved suppliers of services and products with agreed-upon prices for use throughout the U.S. Government. In order for a company to provide services under a GSA Schedule contract, a company must be pre-qualified and awarded a contract by the GSA. When an agency uses a GSA Schedule contract to meet its requirements, the agency, or the GSA on behalf of the agency, conducts the procurement. The user agency, or the GSA on its behalf, evaluates the user agency's requirements and initiates a competition limited to GSA Schedule qualified contractors. GSA Schedule contracts are designed to provide the user agency with reduced procurement time and lower procurement costs. Similar to IDIQ contracts, at the time a GSA Schedule contract is awarded, a contractor may have limited or no visibility as to the ultimate amount of services or products that the U.S. Government will purchase under the contract.

We often team with other parties, including our competitors, to submit bids for large U.S Government procurements or other opportunities where we believe that the combination of services and products that we can provide as a team will help us win and perform the contract. Our relationships with our teammates, including whether we serve as the prime contractor or as a subcontractor, vary with each contract opportunity and typically depend on the program, contract or customer requirements, as well as the relative size, qualifications, capabilities, customer relationships and experience of our company and our teammates.

Contracting with the U.S. Government also subjects us to substantial regulation and unique risks, including the U.S. Government's ability to cancel any contract at any time. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs and fees for work performed. These regulations and risks are described in more detail below under "Business–Regulation" and "Risk Factors" in this Annual Report on Form 10-K.

Contract Types

Generally, the type of contract for our services and products is determined by or negotiated with the U.S. Government and may depend on certain factors, including the type and complexity of the work to be performed, degree and timing of the responsibility to be assumed by the contractor for the costs of performance, the extent of price competition and the amount and nature of the profit incentive offered to the contractor for achieving or exceeding specified standards or goals. We generate revenues under several types of contracts, including the following:

- Cost-reimbursement contracts provide for reimbursement of our direct contract costs and allocable indirect costs, plus a fee. This type of contract is generally used when uncertainties involved in contract performance do not permit costs to be estimated with sufficient accuracy to use a fixed-price contract. Cost-reimbursement contracts generally subject us to lower risk, but generally require us to use our best efforts to accomplish the scope of the work within a specified time and amount of costs.
- Time-and-materials (T&M) contracts typically provide for negotiated fixed hourly rates for specified categories of direct labor plus reimbursement of other direct costs. This type of contract is generally used when there is uncertainty of the extent or duration of the work to be performed by the contractor at the time of contract award or it is not possible to anticipate costs with any reasonable degree of confidence. On T&M contracts, we assume the risk of providing appropriately qualified staff to perform these contracts at the hourly rates set forth in the contracts over the period of performance of the contracts.
- Fixed-price-level-of-effort (FP-LOE) contracts are substantially similar to T&M contracts except they require a specified level of effort over a stated period of time on work that can be stated only in general terms. This type of contract is generally used when the contractor is required to perform an investigation or study in a specific research and development area and to provide a report showing the results achieved based on the level of effort. Payment is based on the effort expended rather than the results achieved.
- Firm-fixed-price (FFP) contracts provide for a fixed price for specified products, systems and/or services. This type of contract is generally used when the government acquires products and services on the basis of reasonably definitive specifications and which have a determinable fair and reasonable price. These contracts offer us potential increased profits if we can complete the work at lower costs than planned. While FFP contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns.

Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract, the nature of services or products provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. Cost reimbursement and T&M contracts generally have lower profitability than FFP contracts. For the proportionate amount of revenues derived from each type of contract for fiscal 2012, 2011 and 2010, see "Key Financial Metrics—Contract Types" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of this Annual Report on Form 10-K.

Backlog

Backlog represents the estimated amount of future revenues to be recognized under negotiated contracts as work is performed. Our backlog consists of funded backlog and negotiated unfunded backlog, each of which are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of this Annual Report on Form 10-K. We expect to recognize a substantial portion of our funded backlog as revenues within the next 12 months. However, the U.S. Government may cancel any contract at any time. In addition, certain contracts with commercial customers include provisions that allow the customer to cancel at any time. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs and fees for work performed. For additional discussion and analysis of backlog, see "Key Financial Metrics—Bookings and Backlog" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of this Annual Report on Form 10-K.

Competition

Competition for contracts is intense and we often compete against a large number of established multinational corporations which may have greater financial capabilities than we do. We also compete against smaller, more specialized companies that concentrate their resources on particular areas, as well as the U.S. Government's own capabilities and federal non-profit contract research centers. As a result of the diverse requirements of the U.S. Government and our commercial customers, we frequently collaborate with other companies to compete for large contracts, and bid against these team members in other situations. We believe that our principal competitors currently include the following companies:

- the engineering and technical services divisions of large defense contractors which provide U.S. Government IT services in addition to other hardware systems and products, including such companies as The Boeing Company, General Dynamics Corporation, Lockheed Martin Corporation, Northrop Grumman Corporation, BAE Systems plc, L-3 Communications Corporation and Raytheon Company;

- contractors focused principally on technical services, including U.S. Government IT services, such as Battelle Memorial Institute, Booz Allen Hamilton Inc., CACI International Inc, ManTech International Corporation, Serco Group plc and SRA International, Inc.;
- diversified commercial and U.S. Government IT providers, such as Accenture plc, Computer Sciences Corporation, HP Enterprise Services, International Business Machines Corporation and Unisys Corporation;
- contractors who provide engineering, consulting, design and construction services, such as Jacobs Engineering Group, URS Corporation, KBR, Inc. and CH2M Hill Companies Ltd.; and
- contractors focused on supplying homeland security product solutions, including American Science and Engineering, Inc., OSI Systems, Inc., L-3 Communications Corporation, General Electric Company and Smiths Group plc and contractors providing supply chain management and other logistics services, including Agility Logistics, Inc. (a subsidiary of Agility Public Warehousing Company K.S.C.).

We compete on various factors including, our technical expertise and qualified professional and/or security-cleared personnel, our ability to deliver innovative cost-effective solutions in a timely manner, successful program execution, our reputation and standing with customers, pricing and the size and geographic presence of our company.

The U.S. Government has indicated that it intends to increase industry competition for future procurement of products and services, which has led to fewer sole source awards and more emphasis on cost competitiveness and affordability. In addition, procurement initiatives to improve efficiency, refocus priorities and enhance best practices could result in fewer new opportunities for our industry as a whole, which would intensify competition within the industry as companies compete for a more limited set of new programs.

Patents and Proprietary Information

Our technical services and products are not generally dependent upon patent protection, although we do selectively seek patent protection. We claim a proprietary interest in certain of our products, software programs, methodologies and know-how. This proprietary information is protected by copyrights, trade secrets, licenses, contracts and other means. We selectively pursue opportunities to license or transfer our technologies to third parties.

In connection with the performance of services, the U.S. Government has certain rights to inventions, data, software codes and related material that we develop under U.S. Government-funded contracts and subcontracts. Generally, the U.S. Government may disclose or license such information to third parties, including, in some instances, our competitors. In the case of some subcontracts that we perform, the prime contractor may also have certain rights to the programs and products that we develop under the subcontract.

Research and Development

We conduct research and development activities under customer-funded contracts and with company-funded internal research and development (IR&D) funds. IR&D efforts consist of projects involving basic research, applied research, development, and systems and other concept formulation studies. IR&D expenses are included in selling, general and administrative expenses and are generally allocated to U.S. Government contracts. In fiscal 2012, 2011 and 2010, our company-funded IR&D expense was $93 million, $55 million and $49 million, respectively. We charge expenses for research and development activities performed under customer contracts directly to cost of revenues.

Seasonality

The U.S. Government's fiscal year ends on September 30 of each year. It is not uncommon for U.S. Government agencies to award extra tasks or complete other contract actions in the timeframe leading up to the end of its fiscal year in order to avoid the loss of unexpended fiscal year funds, which may favorably impact our third fiscal quarter ending October 31. In addition, as a result of the cyclical nature of the U.S. Government budget process and a greater number of holidays in our fourth fiscal quarter ending January 31, as compared to our third fiscal quarter ending October 31, we typically experience sequentially higher revenues in our third fiscal quarter and lower revenues in our fourth fiscal quarter. For selected quarterly financial data, see Note 20 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K.

Regulation

We are heavily regulated in most of the fields in which we operate. We provide services and products to numerous U.S. Government agencies and entities, including agencies of the DoD, the intelligence community and DHS. When working with these and other U.S. Government agencies and entities, we must comply with laws and regulations relating to the formation, administration and performance of contracts. Among other things, these laws and regulations:

- require certification and disclosure of all cost and pricing data in connection with certain contract negotiations;

- define allowable and unallowable costs and otherwise govern our right to reimbursement under various cost-based U.S. Government contracts;
- require reviews by the Defense Contract Audit Agency (DCAA), Defense Contract Management Agency (DCMA) and other U.S. Government agencies of compliance with government standards for accounting and management internal control systems;
- restrict the use and dissemination of information classified for national security purposes and the export of certain products and technical data; and
- require us not to compete for or to divest work if an organizational conflict of interest, as defined by these laws and regulations, related to such work exists and/or cannot be appropriately mitigated.

The U.S. Government may revise its procurement practices or adopt new contract rules and regulations at any time. In order to help ensure compliance with these complex laws and regulations, all of our employees are required to complete ethics training and other compliance training relevant to their position.

Some of our operations and service offerings involve access to and use by us of personally identifiable information and/or protected health information, which activities are regulated by extensive federal and state privacy and data security laws requiring organizations to provide certain privacy protections and security safeguards for such information.

Internationally, we are subject to special U.S. Government laws and regulations, local government laws and regulations and procurement policies and practices (including laws and regulations relating to bribery of foreign government officials, import-export control, investments, exchange controls and repatriation of earnings) and varying currency, political and economic risks.

Environmental Matters

Our operations are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations. In addition, our operations may become subject to future laws and regulations, including those related to climate change and environmental sustainability. Failure to comply with these laws and regulations could result in civil, criminal, regulatory, administrative or contractual sanctions, including fines, penalties or suspension or debarment from contracting with the U.S. Government, or could cause us to incur costs to change, upgrade, remediate and/or close some of our operations or properties. Some environmental laws hold current or previous owners or operators of businesses and real property liable for hazardous substance releases, even if they did not know of and were not responsible for the releases. Our services and operations involve the assessment or remediation of environmental hazards, as well as using, handling or disposing of hazardous substances. Environmental laws may impose liability on any person who disposes, transports, or arranges for the disposal or transportation of hazardous substances to any site. In addition, we may face liability for personal injury, property damage and natural resource damages relating to hazardous substance releases for which we are otherwise liable or relating to exposure to or the mishandling of hazardous substances in connection with our current and former operations or services, including our current and prior ownership of properties. Although we do not currently anticipate that the costs of complying with, or the liabilities associated with, environmental laws will materially and adversely affect us, we cannot ensure that we will not incur material costs or liabilities in the future.

Employees and Consultants

As of January 31, 2012, we employed approximately 41,100 full and part-time employees. We also utilize consultants to provide specialized technical and other services on specific projects. To date, we have not experienced any strikes or work stoppages and we consider our relations with our employees to be good.

The highly technical and complex services and products that we provide are dependent upon the availability of professional, administrative and technical personnel having high levels of training and skills and, in many cases, security clearances. Due to the increased competition for qualified personnel, it has become more difficult to retain employees and meet all of our needs for employees in a timely manner, which has affected and may to continue to affect our growth. We intend to continue to devote significant resources to recruit, develop and retain qualified employees.

Company Website and Information

Our website can be accessed at *www.saic.com*. The website contains information about us and our operations. Through a link on the Investor Relations section of our website, copies of each of our filings with the Securities and Exchange Commission (SEC) on Form 10-K, Form 10-Q and Form 8-K, and all amendments to those reports, can be viewed and downloaded free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC. The information on our website is not incorporated by reference into and is not a part of this Annual Report on Form 10-K.

You may request a copy of the materials identified in the preceding paragraph, at no cost, by writing or telephoning us at our corporate headquarters at the following:

SAIC, Inc.
1710 SAIC Drive
McLean, VA 22102
Attention: Corporate Secretary
Telephone: (703) 676-4300

Item 1A. *Risk Factors*

In your evaluation of our company and business, you should carefully consider the risks and uncertainties described below, together with information included elsewhere in this Annual Report on Form 10-K and other documents we file with the SEC. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed and the price of our stock could decline. Our business is also subject to general risks and uncertainties that affect many other companies, such as our ability to collect receivables, overall U.S. and global economic and industry conditions, geopolitical events, changes in laws or accounting rules, fluctuations in interest and exchange rates, terrorism, international conflicts, major health concerns, climate change or other disruptions of expected economic and business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may materially harm our business, financial condition or operating results and result in a decline in the price of our stock.

Risks Relating to Our Business

We depend on government agencies as our primary customer and if our reputation or relationships with these agencies were harmed, our future revenues and growth prospects would be adversely affected.

We generated over 90% of our total revenues during each of the last three fiscal years from contracts with the U.S. Government (including all branches of the U.S. military), either as a prime contractor or a subcontractor to other contractors engaged in work for the U.S. Government. We generated more than 10% of our total revenues during each of the last three fiscal years from each of the U.S. Army and U.S. Navy. We expect to continue to derive most of our revenues from work performed under U.S. Government contracts. Our reputation and relationship with the U.S. Government, and in particular with the agencies of the DoD and the U.S. intelligence community, are key factors in maintaining and growing these revenues. Negative press reports or publicity, which could pertain to employee or subcontractor misconduct, conflicts of interest, poor contract performance, defects in products, reports or other deliverables, information security breaches or other aspects of our business, regardless of accuracy, could harm our reputation, particularly with these agencies. In addition, negative publicity regarding our work for state and local government and commercial customers may harm our reputation with these customers as well as with our federal government customers. If our reputation is negatively affected, or if we are suspended or debarred from contracting with government agencies for any reason, the amount of business with government and other customers would decrease and our future revenues and growth prospects would be adversely affected.

A decline in the U.S. Government defense budget, changes in budgetary priorities or timing of contract awards may adversely affect our future revenues and limit our growth prospects.

Revenues under contracts with the DoD, either as a prime contractor or subcontractor to other contractors, represented approximately 75% of our total revenues in fiscal 2012. Our operating results could be adversely affected by spending caps or changes in the budgetary priorities of the U.S. Government or the DoD, as well as delays in program starts or the award of contracts or task orders under contracts. Current U.S. Government spending levels for defense-related programs may not be sustained and future spending and program authorizations may not increase or may decrease or shift to programs in areas in which we do not provide services or are less likely to be awarded contracts. Such changes in spending authorizations and budgetary priorities may occur as a result of the rapid growth of the federal budget deficit, increasing political pressure and legislation, including the Budget Control Act of 2011, designed to reduce overall levels of government spending, shifts in spending priorities from defense-related programs as a result of competing demands for federal funds, the number and intensity of military conflicts or other factors. The Budget Control Act of 2011 enacted 10-year discretionary spending caps which are expected to generate over $1 trillion in savings for the U.S. Government, a significant portion of which comes from DoD baseline spending reductions. In addition, unless the Budget Control Act is amended, additional automatic spending cuts (referred to as sequestration) totaling $1.2 trillion over 10 years will be triggered beginning in the U.S. Government fiscal year ending September 30, 2013. These spending cuts are expected to further reduce DoD and homeland security spending, as well as other federal agency spending. The U.S. Government also conducts periodic reviews of U.S. defense strategies and priorities, which may shift DoD budgetary priorities, reduce overall U.S. Government spending or delay contract or task order awards for defense-related programs, including programs from which we expect to derive a significant portion of our future revenues. In addition, changes to the DoD acquisition system and contracting models could affect whether and how we pursue certain opportunities and the terms under which we are able to do so. A significant decline in overall U.S. Government spending, including in the areas of national security, intelligence and homeland security, a significant shift in its spending priorities, the substantial reduction or elimination of particular defense-related programs or significant delays in contract or task order awards for large programs could adversely affect our future revenues and limit our growth prospects.

Because we depend on U.S. Government contracts, a delay in the completion of the U.S. Government's budget process could delay procurement of the products, services and solutions we provide and have an adverse effect on our future revenues.

The funding of U.S. Government programs is subject to an annual congressional budget authorization and appropriation process. In years when the U.S. Government does not complete its budget process before the end of its fiscal year on September 30, government operations are typically funded pursuant to a "continuing resolution," which allows federal government agencies to operate at spending levels approved in the previous budget cycle, but does not authorize new spending initiatives. When the U.S. Government operates under a continuing resolution, delays can occur in the procurement of the products, services and solutions that we provide and may result in new initiatives being cancelled. We have from time to time experienced a decline in revenues in our fourth quarter ending January 31 and beyond as a result of this annual budget cycle, and we could experience similar declines in revenues from future delays in the budget process. In years when the U.S. Government fails to complete its budget process or to provide for a continuing resolution, a federal government shutdown may result. This could in turn result in our incurrence of substantial labor or other costs without reimbursement under customer contracts, or the delay or cancellation of key programs, which could have a negative effect on our cash flows and adversely affect our future results. In addition, when supplemental appropriations are required to operate the U.S. Government or fund specific programs and passage of legislation needed to approve any supplemental appropriation bill is delayed, the overall funding environment for our business could be adversely affected.

We face significant uncertainties related to the settlement of the CityTime investigations, which may have an adverse effect on our business and reputation.

With a substantial portion of our business derived from U.S. Government contracts, we have been in discussions with our U.S. Government customers regarding the CityTime matter, including the deferred prosecution agreement (DPA) and resolution of the matter with the U.S. Attorney's Office for the Southern District of New York and the City of New York. While we do not expect to be terminated on existing U.S. Government contracts or precluded from bidding on new U.S. Government contracts, we are working to resolve these matters with these government customers as quickly as possible, but no assurances can be given as to the timing or outcome of these discussions. If our contracts are terminated or we are precluded from bidding on new U.S. Government contracts, our financial position, results of operations and cash flows would be materially and adversely affected. In addition, our compliance with the terms and conditions of the DPA, including the appointment of an independent monitor, will require significant resources and management involvement. If we fail to comply with any terms or conditions of the DPA, including ongoing legal and regulatory compliance obligations, the U.S. Attorney's Office may extend the term of the DPA or independent monitor or we could face criminal prosecution, additional damages and penalties. Publicity about the CityTime investigations and the terms of the settlement may also damage our reputation, which could make it more difficult to compete effectively and may adversely affect our future revenues and growth prospects.

Our failure to comply with a variety of complex procurement rules and regulations could result in our being liable for penalties, including termination of our U.S. Government contracts, disqualification from bidding on future U.S. Government contracts and suspension or debarment from U.S. Government contracting.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. Government contracts, which affect how we do business with our customers and may impose added costs on our business. Some significant statutes and regulations that affect us include:

- the Federal Acquisition Regulation (FAR) and supplements, which regulate the formation, administration and performance of U.S. Government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with certain contract negotiations;
- the Procurement Integrity Act, which regulates access to competitor bid and proposal information and government source selection information, and our ability to provide compensation to certain former government officials;
- the Civil False Claims Act, which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. Government for payment or approval; and
- the U.S. Government Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. Government contracts.

The FAR and many of our U.S. Government contracts contain organizational conflict of interest clauses that may limit our ability to compete for or perform certain other contracts or other types of services for particular customers. Organizational conflicts of interest arise when we engage in activities that may make us unable to render impartial assistance or advice to the U.S. Government, impair our objectivity in performing contract work, or provide us with an unfair competitive advantage. A conflict of interest issue that precludes our competition for or performance on a significant program or contract could harm our prospects.

The U.S. Government may adopt new contract rules and regulations or revise its procurement practices in a manner adverse to us at any time.

Our industry has experienced, and we expect it will continue to experience, significant changes to business practices as a result of an increased focus on affordability, efficiencies, and recovery of costs, among other items. U.S. Government agencies may face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Legislation, regulations and initiatives dealing with procurement reform, mitigation of potential conflicts of interest and environmental responsibility or sustainability, as well as any resulting shifts in the buying practices of U.S. Government agencies, such as increased usage of fixed price contracts, multiple award contracts and small business set-aside contracts, could have adverse effects on government contractors, including us. Any of these changes could impair our ability to obtain new contracts or renew our existing contracts when those contracts are recompeted. Any new contracting requirements or procurement methods could be costly or administratively difficult for us to implement and could adversely affect our future revenues, profitability and prospects.

Our business is subject to reviews, audits and cost adjustments by the U.S. Government, which, if resolved unfavorably to us, could adversely affect our profitability, cash position or growth prospects.

U.S. Government agencies, including the DCAA, DCMA and others, routinely audit and review a contractor's performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor's compliance with government standards for its accounting and management internal control systems, including: control environment and overall accounting system, estimating system, purchasing system, property system and earned value management system.

Both contractors and the U.S. Government agencies conducting these audits and reviews have come under increased scrutiny. For example, it was determined that the audit procedures the DCAA previously used in reviewing some of our systems and other government contractors' systems were not in compliance with the requirements of Generally Accepted Government Auditing Standards. As a result, certain previous audit reports were rescinded, the current audits and reviews have become more rigorous and the standards to which we are held are being more strictly interpreted, increasing the likelihood of an audit or review resulting in an adverse outcome. During the course of its current audits, the DCAA is closely examining and questioning several of our long established and disclosed practices that it had previously audited and accepted, increasing the uncertainty as to the ultimate conclusion that will be reached.

A finding of significant control deficiencies in our system audits or other reviews can result in decremented billing rates to our U.S. Government customers until the control deficiencies are corrected and our corrections are accepted by DCMA. Government audits and reviews may conclude that our practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds. Our receipt of adverse audit findings or the failure to obtain an "approved" determination of our various accounting and management internal control systems, including our changes to indirect cost and direct labor estimating systems, from the responsible U.S. Government agency could significantly and adversely affect our business, including our ability to bid on new contracts and our competitive position in the bidding process. A determination of non-compliance with applicable contracting and procurement laws, regulations and standards could also result in the U.S. Government imposing penalties and sanctions against us, including withholding of payments, suspension of payments and increased government scrutiny that could delay or adversely affect our ability to invoice and receive timely payment on contracts, perform contracts or compete for contracts with the U.S. Government.

Our indirect cost audits by the DCAA have not been completed for fiscal 2005 and subsequent fiscal years. Although we have recorded contract revenues subsequent to fiscal 2004 based upon our estimate of costs that we believe will be approved upon final audit or review, we do not know the outcome of any ongoing or future audits or reviews and adjustments and, if future adjustments exceed our estimates, our profitability would be adversely affected.

Our business is subject to governmental review and investigation which could adversely affect our profitability, cash position and growth prospects.

We are routinely subject to governmental investigations relating to our contracts and operations. If a review or investigation identifies improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines and suspension or debarment from doing business with governmental agencies. We may suffer harm to our reputation if allegations of impropriety are made against us, which would impair our ability to win new contract awards or receive contract renewals. Penalties and sanctions are not uncommon in our industry. If we incur a material penalty or administrative sanction or otherwise suffer harm to our reputation, our profitability, cash position and future prospects could be adversely affected.

More generally, increases in scrutiny and investigations from government organizations, legislative bodies or agencies into business practices and into major programs supported by contractors may lead to increased legal costs and may harm our reputation, profitability and growth prospects.

Misconduct of employees, subcontractors, agents and business partners could cause us to lose existing contracts or customers and adversely affect our ability to obtain new contracts and customers and could have a significant adverse impact on our business and reputation.

Misconduct could include fraud or other improper activities such as falsifying time or other records and violations of laws, including the Anti-Kickback Act. Other examples could include the failure to comply with our policies and procedures or with federal, state or local government procurement regulations, regulations regarding the use and safeguarding of classified or other protected information, legislation regarding the pricing of labor and other costs in government contracts, laws and regulations relating to environmental, health or safety matters, bribery of foreign government officials, import-export control, lobbying or similar activities, and any other applicable laws or regulations. Any data loss or information security lapses resulting in the compromise of personal information or the improper use or disclosure of sensitive or classified information could result in claims, remediation costs, regulatory sanctions against us, loss of current and future contracts and serious harm to our reputation. Although we have implemented policies, procedures and controls to prevent and detect these activities, these precautions may not prevent all misconduct, and as a result, we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees, subcontractors, agents or business partners could damage our reputation and subject us to fines and penalties, restitution or other damages, loss of security clearance, loss of current and future customer contracts and suspension or debarment from contracting with federal, state or local government agencies, any of which would adversely affect our business and our future results.

Due to the competitive process to obtain contracts and an increase in bid protests, we may be unable to achieve or sustain revenue growth and profitability.

We expect that a majority of the business that we seek in the foreseeable future will be awarded through a competitive bidding process. The U.S. Government has increasingly relied on contracts that are subject to a competitive bidding process, including IDIQ, GSA Schedule and other multi-award contracts, which has resulted in greater competition and increased pricing pressure. The competitive bidding process involves substantial costs and a number of risks, including significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to us, or that may be awarded but for which we do not receive meaningful task orders, and to the risk of inaccurately estimating the resources and costs that will be required to fulfill any contract we win. Following contract award, we may encounter significant expense, delay, contract modifications or even contract loss as a result of our competitors protesting the award of contracts to us in competitive bidding. Any resulting loss or delay of start up and funding of work under protested contract awards may adversely affect our revenues and/or profitability. In addition, multi-award contracts require that we make sustained post-award efforts to obtain task orders under the contract. As a result, we may not be able to obtain these task orders or recognize revenues under these multi-award contracts. Our failure to compete effectively in this procurement environment would adversely affect our revenues and/or profitability.

The U.S. Government may terminate, cancel, modify or curtail our contracts at any time prior to their completion and, if we do not replace them, we may be unable to achieve or sustain revenue growth and may suffer a decline in revenues.

Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years and include one or more base years and one or more option years. These programs are normally funded on an annual basis. Under our contracts, the U.S. Government generally has the right not to exercise options to extend or expand our contracts and may otherwise terminate, cancel, modify or curtail our contracts at its convenience. Any decision by the U.S. Government not to exercise contract options or to terminate, cancel, modify or curtail our major programs or contracts would adversely affect our revenues, revenue growth and profitability.

We have experienced and continue to experience periodic performance issues under certain of our contracts. If a government customer terminates a contract for default, we may be exposed to liability, including for excess costs incurred by the customer in procuring undelivered services and products from another source. Depending on the nature and value of the contract, a performance issue or termination for default could cause our actual results to differ from those anticipated and could harm our reputation.

We face aggressive competition that can impact our ability to obtain contracts and therefore affect our future revenues and growth prospects.

Our business is highly competitive and we compete with larger companies that have greater name recognition, financial resources and larger technical staffs. We also compete with smaller, more specialized companies that are able to concentrate their resources on particular areas. Additionally, we compete with the U.S. Government's own capabilities and federal non-profit contract research centers.

The markets in which we operate are characterized by rapidly changing technology and the needs of our customers change and evolve regularly. Accordingly, our success depends on our ability to develop services and products that address these changing needs and to provide people and technology needed to deliver these services and products. To remain competitive, we must consistently provide superior service, technology and performance on a cost-effective basis to our customers. Our competitors may be able to provide our customers with different or greater capabilities or technologies or better contract terms than we can provide, including technical qualifications, past contract experience, geographic presence, price and the availability of qualified professional personnel. In addition, our competitors may consolidate or establish teaming or other relationships among themselves or with third parties to increase their ability to address customers' needs. Accordingly, we anticipate that larger or new competitors or alliances among competitors may emerge which may adversely affect our ability to compete.

Our failure to attract, train and retain skilled employees, including our management team, would adversely affect our ability to execute our strategy.

Our business involves the development of tailored solutions for our customers, a process that relies heavily upon the expertise and services of our employees. Our continued success depends on our ability to recruit and retain highly trained and skilled engineering, technical and professional personnel. Competition for skilled personnel is intense and competitors aggressively recruit key employees. In addition, many U.S. Government programs require contractors to have security clearances. Depending on the level of required clearance, security clearances can be difficult and time-consuming to obtain and personnel with security clearances are in great demand. Particularly in highly specialized areas, it has become more difficult to retain employees and meet all of our needs for employees in a timely manner, which may affect our growth in the current fiscal year and in future years. Although we intend to continue to devote significant resources to recruit, train and retain qualified employees, we may not be able to attract and retain these employees. Any failure to do so could impair our ability to perform our contractual obligations efficiently and timely meet our customers' needs and win new business, which could adversely affect our future results.

In addition to attracting and retaining qualified engineering, technical and professional personnel, we believe that our success will also depend on the continued employment of a highly qualified and experienced senior management team and its ability to retain existing business and generate new business. Our senior management team is important to our business because personal reputations and individual business relationships are a critical element of retaining and obtaining customer contracts in our industry, particularly with agencies performing classified operations. In the past year, we have experienced changes in our senior executive team, including the appointment of a new Chief Executive Officer effective March 1, 2012. Our inability to retain appropriately qualified and experienced senior executives could cause us to lose customers or new business opportunities.

We may not realize as revenues the full amounts reflected in our backlog, which could adversely affect our expected future revenues and growth prospects.

As of January 31, 2012, our total backlog was $18.0 billion, which included $5.5 billion in funded backlog. Due to the U.S. Government's ability to not exercise contract options or to terminate, modify or curtail our programs or contracts and the rights of our non-U.S. Government customers to cancel contracts and purchase orders in certain circumstances, we may realize less than expected or in some cases never realize revenues from some of the contracts that are included in our backlog. Our unfunded backlog, in particular, contains management's estimate of amounts expected to be realized on unfunded contract work that may never be realized as revenues. If we fail to realize as revenues amounts included in our backlog, our expected future revenues, growth prospects and profitability could be adversely affected.

Our earnings and profitability may vary based on the mix of our contracts and may be adversely affected by our failure to accurately estimate and manage costs, time and resources.

We generate revenues under various types of contracts, which include cost reimbursement, T&M, FP-LOE and FFP contracts. Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract, the nature of services or products provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. Cost reimbursement and T&M contracts generally have lower profitability than FFP contracts. Our operating results in any period may also be affected, positively or negatively, by variable purchasing patterns by our customers of our more profitable proprietary products.

Our profitability is adversely affected when we incur contract costs that we cannot bill to our customers. To varying degrees, each of our contract types involves some risk that we could underestimate the costs and resources necessary to fulfill the contract. While FFP contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns. Revenues derived from FFP contracts represented approximately 25% of our total revenues for fiscal 2012. When making proposals on these types of contracts, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. In each case, our failure to accurately estimate costs or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of our work could result, and in some instances has resulted, in reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of our contracts, including costs and delays caused by contractual disputes or other factors outside of our control, such as performance failures of our subcontractors, natural disasters or other force majeure events, could make our contracts less profitable than expected or unprofitable.

We use estimates in recognizing revenues and if we make changes to estimates used in recognizing revenues, our profitability may be adversely affected.

Revenues from our contracts are primarily recognized using the percentage-of-completion method or on the basis of partial performance towards completion. These methodologies require estimates of total costs at completion, fees earned on the contract, or both. This estimation process, particularly due to the technical nature of the services being performed and the long-term nature of certain contracts, is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. Any adjustment as a result of a change in estimate is recognized as events become known. Changes in the underlying assumptions, circumstances or estimates could result in adjustments that may adversely affect future financial results.

Our business and financial results could be negatively affected by cyber or other security threats.

As a U.S. Government contractor and a provider of information technology services operating in multiple regulated industries and geographies, we handle sensitive information. Therefore, we are continuously exposed to cyber and other security threats, including computer viruses, attacks by hackers or physical break-ins. Any electronic or physical break-in or other security breach or compromise may jeopardize security of information stored or transmitted through our information technology systems and networks. This could lead to disruptions in mission critical systems, unauthorized release of confidential or otherwise protected information and corruption of data. Although we have implemented policies, procedures and controls to protect against, detect and mitigate these threats, attempts by others to gain unauthorized access to our information technology systems are becoming more sophisticated. These attempts include covertly introducing malware to our computers and networks and impersonating authorized users, among others, and may be perpetrated by well funded organized crime or state sponsored efforts. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence. We continue to improve our threat protection, detection and mitigation policies, procedures and controls. In addition, we work with other companies in the industry and government participants on increased awareness and enhanced protections against cybersecurity threats. However, because of the evolving nature of these security threats, there can be no assurance that our policies, procedures and controls have or will detect or prevent any of these threats and we cannot predict the full impact of any such incident. We may experience similar security threats to the information technology systems that we develop, install or maintain under customer contracts. Although we work cooperatively with our customers and other business partners to seek to minimize the impacts of cyber and other security threats, we must rely on the safeguards put in place by those entities. Any remedial costs or other liabilities related to cyber or other security threats may not be fully insured or indemnified by other means. Occurrence of any of these security threats could adversely affect our reputation, ability to work on sensitive U.S. Government contracts, business operations and financial results.

Internal system or service failures could disrupt our business and impair our ability to effectively provide our services and products to our customers, which could damage our reputation and adversely affect our revenues and profitability.

Any system or service disruptions, including those caused by ongoing projects to improve our information technology systems and the delivery of services, whether through our shared services organization or outsourced services, if not anticipated and appropriately mitigated, could have a material adverse effect on our business including, among other things, an adverse effect on our ability to bill our customers for work performed on our contracts, collect the amounts that have been billed and produce accurate financial statements in a timely manner. We are also subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, cybersecurity threats, natural disasters, power shortages, terrorist attacks or other events, which could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

Customer systems failures could damage our reputation and adversely affect our revenues and profitability.

Many of the systems and networks that we develop, install and maintain for our customers involve managing and protecting personal information and information relating to national security and other sensitive government functions. While we have programs designed to comply with relevant privacy and security laws and restrictions, if a system or network that we develop, install or maintain were to fail or experience a security breach or service interruption, whether caused by us, third-party service providers, cybersecurity threats or other events, we may experience loss of revenue, remediation costs or face claims for damages or contract termination. Any such event could cause serious harm to our reputation and prevent us from having access to or being eligible for further work on such systems and networks. Our errors and omissions liability insurance may be inadequate to compensate us for all of the damages that we may incur and, as a result, our future results could be adversely affected.

We have contracts with the U.S. Government that are classified which may limit investor insight into portions of our business.

We derive a portion of our revenues from programs with the U.S. Government that are subject to security restrictions (classified programs), which preclude the dissemination of information that is classified for national security purposes. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors have less insight into our classified programs than our other businesses and therefore less ability to fully evaluate the risks related to our classified business.

Legal disputes could require us to pay potentially large damage awards and could be costly to defend, which would adversely affect our cash balances and profitability, and could damage our reputation.

We are subject to a number of lawsuits and claims described in Note 17 of the combined notes to our consolidated financial statements contained within this Annual Report on Form 10-K, as may be updated in our future filings with the SEC, including our Quarterly Reports on Form 10-Q. We are also subject to, and may become a party to, a variety of other litigation or claims and suits that arise from time to time in the ordinary course of our business. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages or injunctive relief against us. Any claims or litigation could be costly to defend, and even if we are successful or if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future. Litigation and other claims, including those described in Note 17 of the combined notes to our consolidated financial statements, are subject to inherent uncertainties and management's view of these matters may change in the future.

Our business and operations expose us to numerous legal and regulatory requirements and any violation of these requirements could harm our business.

We are subject to numerous federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, immigration, taxation, anticorruption, import/export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. We are also focused on expanding our business in certain identified growth areas, such as health information technology, energy and environment, which are highly regulated and may expose us to increased compliance risk. Compliance with diverse and changing legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

We have made and continue to make acquisitions, investments, joint ventures and divestitures that involve numerous risks and uncertainties.

One component of our growth strategy is to selectively pursue strategic acquisitions, investments and joint ventures. These transactions require significant investment of time and resources and may disrupt our business and distract our management from other responsibilities. Even if successful, these transactions could reduce earnings for a number of reasons, including the amortization of intangible assets, impairment charges, acquired operations that are not yet profitable or the payment of additional consideration under earn-out arrangements if an acquisition performs better than expected. Acquisitions, investments and joint ventures pose many other risks that could adversely affect our reputation, operations or financial results, including:

- we may not be able to identify, compete effectively for or complete suitable acquisitions and investments at prices we consider attractive;
- we may not be able to accurately estimate the financial effect of acquisitions and investments on our business and we may not realize anticipated synergies or acquisitions may not result in improved operating performance;
- we may encounter performance problems with acquired technologies, capabilities and products, particularly with respect to those that are still in development when acquired;

- we may have trouble retaining key employees and customers of an acquired business or otherwise integrating such businesses, such as incompatible accounting, information management, or other control systems, which could result in unforeseen difficulties;
- we may assume material liabilities that were not identified as part of our due diligence or for which we are unable to receive a purchase price adjustment or reimbursement through indemnification;
- we may assume legal or regulatory risks, particularly with respect to smaller businesses that have immature business processes and compliance programs;
- acquired entities or joint ventures may not operate profitably, which could adversely affect our operating income or operating margins and we may be unable to recover investments in any such acquisitions;
- acquisitions, investments and joint ventures may require us to spend a significant amount of cash or to issue capital stock, resulting in dilution of ownership; and
- we may not be able to effectively influence the operations of our joint ventures or we may be exposed to certain liabilities if our joint venture partners do not fulfill their obligations.

If our acquisitions, investments or joint ventures fail, perform poorly or their value is otherwise impaired for any reason, including contractions in credit markets and global economic conditions, our business and financial results could be adversely affected.

In addition, we periodically divest businesses, including businesses that are no longer a part of our ongoing strategic plan. These divestitures similarly require significant investment of time and resources, may disrupt our business, distract management from other responsibilities and may result in losses on disposal or continued financial involvement in the divested business, including through indemnification, guarantee or other financial arrangements, for a period of time following the transaction, which would adversely affect our financial results.

Goodwill and other intangible assets represent approximately 30% of our total assets and any impairment of these assets could negatively impact our results of operations.

Intangible assets, including goodwill, are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Examples of events or changes in circumstances indicating that the carrying value of intangible assets may not be recoverable could include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of. Any future impairment of goodwill or other intangible assets would have a negative impact on our profitability and financial results.

We depend on our teaming arrangements and relationships with other contractors and subcontractors. If we are not able to maintain these relationships, or if these parties fail to satisfy their obligations to us or the customer, our revenues, profitability and growth prospects could be adversely affected.

We rely on our teaming relationships with other prime contractors and subcontractors in order to submit bids for large procurements or other opportunities where we believe the combination of services and products provided by us and the other companies will help us to win and perform the contract. Our future revenues and growth prospects could be adversely affected if other contractors eliminate or reduce their contract relationships with us, or if the U.S. Government terminates or reduces these other contractors' programs, does not award them new contracts or refuses to pay under a contract. Companies that do not have access to U.S. Government contracts may perform services as our subcontractor and that exposure could enhance such companies' prospect of securing a future position as a prime U.S. Government contractor which could increase competition for future contracts and impair our ability to perform on contracts.

We may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract, our hiring of a subcontractor's personnel or the subcontractor's failure to comply with applicable law. Current uncertain economic conditions heighten the risk of financial stress of our subcontractors, which could adversely impact their ability to meet their contractual requirements to us. If any of our subcontractors fail to timely meet their contractual obligations or have regulatory compliance or other problems, our ability to fulfill our obligations as a prime contractor or higher tier subcontractor may be jeopardized. Significant losses could arise in future periods and subcontractor performance deficiencies could result in our termination for default. A termination for default could eliminate a revenue source, expose us to liability and have an adverse effect on our ability to compete for future contracts and task orders, especially if the customer is an agency of the U.S. Government.

We provide professional engineering and other services, including engineering-procurement-construction, design build, project delivery and commissioning, in connection with complex projects that involve significant risks and may require long-term capital.

In connection with certain projects, we may commit to a specific completion date or performance standards, which may expose us to significant additional costs and reputational damage if we miss the completion date or fail to achieve the performance standards, including agreed upon financial damages. Project performance can be affected by a number of factors beyond our control, including delays from governmental inaction, public opposition, inability to obtain financing, weather, unavailability of materials, changes in project scope, accidents, environmental hazards, labor disruptions and other factors. If we assume risks related to these events, such risks may not be insurable or may only be insurable on unacceptable terms. If these events occur, the total project costs could exceed our estimates and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate overall profitability and have an adverse effect on our financial position and cash flows.

In some projects, we may commit substantial resources before receiving payments, either because of project cash flow timing or because we agree to delay payment for services until after project completion. We may also provide interim or other financing before the project is completed or otherwise secures capital from other sources. If a project is not successful, if a customer is unable to repay us, or if any source of financing does not provide its anticipated capital, we could incur losses, including amounts relating to work performed prior to execution of a customer contract or in connection with financing we provided, which would have an adverse effect on our financial position and cash flows. Tightening of credit or equity markets could increase this risk, as customers or other financing sources may be unable to secure funds.

Our services and operations sometimes involve using, handling or disposing of hazardous substances, which could expose us to potentially significant liabilities.

Our services and operations involve the assessment or remediation of environmental hazards, as well as the use, handling or disposal of hazardous substances. These activities and our operations generally subject us to extensive foreign, federal, state and local environmental protection and health and safety laws and regulations, which, among other things, require us to incur costs to comply with these regulations and could impose liability on us for handling or disposing of hazardous substances. Furthermore, failure to comply with these environmental protection and health and safety laws and regulations could result in civil, criminal, regulatory, administrative or contractual sanctions, including fines, penalties or suspension or debarment from contracting with the U.S. Government. Additionally, our current and previous ownership and operation of real property also subjects us to environmental protection laws, some of which hold current or previous owners or operators of businesses and real property liable for hazardous substance releases, even if they did not know of and were not responsible for the releases. If we have any violations of, or incur liabilities pursuant to, these laws or regulations, our financial condition and operating results could be adversely affected.

We could incur significant liabilities and suffer negative publicity if our inspection or detection systems fail to detect bombs, explosives, weapons, contraband or other threats.

We design, develop, manufacture, sell, service and maintain various inspection systems that are designed to assist in the detection of bombs, explosives, weapons, contraband or other threats. In some instances, we also train operators of such systems. Many of these systems utilize software algorithms that are probabilistic in nature and subject to significant technical limitations. Many of these systems are also dependent on the performance of their operators. There are many factors, some of which are beyond our control, which could result in the failure of our products to help detect the presence of bombs, explosives, weapons, contraband or other threats. Some of these factors could include operator error, inherent limitations in our systems, and misuse or malfunction of our systems. The failure of our systems to help detect the presence of any of these dangerous materials could lead to injury, death and extensive property damage and may lead to product liability, professional liability, or other claims against us. Further, if our systems fail to, or are perceived to have failed to help detect a threat, the negative publicity from such incident could have a material adverse effect on our business.

Our insurance may be insufficient to protect us from product and other liability claims or losses.

We maintain insurance coverage with third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. However, not every risk or liability is or can be protected by insurance, and, for those risks we insure, the limits of coverage we purchase or that are reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. If any of our third-party insurers fail, cancel our coverage or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses would increase and the management of our business operations would be disrupted. Our insurance may be insufficient to protect us from significant product and other liability claims or losses. Moreover, there is a risk that commercially available liability insurance will not continue to be available to us at a reasonable cost, if at all. If liability claims or losses exceed our current or available insurance coverage, our business and prospects may be harmed. Regardless of the adequacy of our liability insurance coverages, any significant claim may have an adverse affect on our industry and market reputation, leading to a substantial decrease in demand for our products and services and reduced revenues.

We face risks associated with our international business.

Our international business operations may be subject to additional and different risks than our U.S. business. Failure to comply with U.S. Government laws and regulations applicable to international business such as the Foreign Corrupt Practices Act or U.S. export control regulations could have an adverse impact on our business with the U.S. Government and could expose us to administrative, civil or criminal penalties. Additionally, these risks relating to international operations may expose us to potentially significant contract losses.

In some countries, there is increased chance for economic, legal or political changes that may adversely affect the performance of our services, sale of our products or repatriation of our profits. International transactions can also involve increased financial and legal risks arising from foreign exchange rate variability, imposition of tariffs or additional taxes, restrictive trade policies and differing legal systems. We provide services and products in support of U.S. Government customers in countries with governments that may be or may become unstable, which increases the risk of an incident resulting in injury or loss of life, or damage or destruction of property, or inability to meet our contractual obligations. Although our international operations have historically generated a small proportion of our revenues, we do not know the impact that these regulatory, geopolitical and other factors may have on our business in the future and any of these factors could adversely affect our business.

Our financial results may be adversely affected by our underfunded United Kingdom pension plan.

Our financial results may be adversely impacted by the expense amount that we record for a pension plan that we sponsor in the United Kingdom for plan participants that primarily performed services on a specific customer contract, which has expired. While benefits are no longer accruing under this plan, we have continuing defined benefit pension obligations with respect to certain plan participants.

We recognize all net actuarial gains or losses in excess of 10% of the greater of the market-related value of plan assets or the plans' projected benefit obligation (which is referred to as the corridor) annually in continuing operations in the fourth quarter of each fiscal year and whenever a plan is remeasured, which may cause our pension expense in our fourth quarter ending January 31 to be volatile and our financial results to fluctuate, potentially adversely. Our pension plan expense and the amount and timing of required contributions may also be affected by economic factors, such as the level of return on pension plan assets and changes in interest rates, legislation and other government regulatory changes.

We have only a limited ability to protect our intellectual property rights, which are important to our success. Our failure to adequately protect our proprietary information and intellectual property rights could adversely affect our competitive position.

We rely principally on trade secrets to protect much of our intellectual property in cases where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information. We may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position. If we are unable to prevent third parties from infringing or misappropriating our copyrights, trademarks or other proprietary information, our competitive position could be adversely affected. In addition, in connection with the performance of services, the U.S. Government has certain rights to inventions, data, software codes and related material that we develop under government-funded contracts and subcontracts, which means that U.S. Government may disclose or license our information to third parties, including, in some instances, our competitors.

In the course of conducting our business, we may inadvertently infringe the intellectual property rights of others, resulting in claims against us or our customers. Our contracts generally indemnify our customers for third-party claims for intellectual property infringement by the services and products we provide. The expense of defending these claims may adversely affect our financial results.

Business disruptions caused by natural disasters and other crises could adversely affect our profitability and our overall financial position.

We have significant operations located in regions of the United States that may be exposed to damaging storms and other natural disasters, such as hurricanes, tornadoes, blizzards, flooding, wildfires or earthquakes. Our business could also be disrupted by pandemics and other national or international crises. Although preventative measures may help mitigate the damage from such occurrences, the damage and disruption to our business resulting from any of these events may be significant. If our insurance and other risk mitigation mechanisms are not sufficient to recover all costs, including loss of revenues from sales to customers, we could experience a material adverse effect on our financial position and results of operations. Performance failures and disruptions by our subcontractors due to these types of events may also adversely affect our ability to perform our obligations on a prime contract, which could reduce our profitability due to damages or other costs that may not be fully recoverable from the subcontractor or the customer and could result in a termination of the prime contract and have an adverse effect on our ability to compete for future contracts.

Our financial results may vary significantly from period-to-period.

Our financial results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our financial results may be negatively affected by any of the risk factors listed in this "Risk Factors" section and other matters described elsewhere in this Annual Report on Form 10-K.

Risks Relating to SAIC's Stock

Provisions in SAIC's charter documents and under Delaware law could delay or prevent transactions that many stockholders may favor.

Some provisions of SAIC's certificate of incorporation and bylaws may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might receive a premium for their shares. These restrictions, which may also make it more difficult for our stockholders to elect directors not endorsed by our current directors and management, include the following:

- SAIC's certificate of incorporation provides that its bylaws and certain provisions of its certificate of incorporation may be amended by only two-thirds or more voting power of all of the outstanding shares entitled to vote. These supermajority voting requirements could impede our stockholders' ability to make changes to SAIC's certificate of incorporation and bylaws.
- SAIC's certificate of incorporation contains certain supermajority voting provisions, which generally provide that mergers and certain other business combinations between SAIC and a related person be approved by the holders of securities having at least 80% of SAIC's outstanding voting power, as well as by the holders of a majority of the voting power of such securities that are not owned by the related person.
- SAIC's stockholders may not act by written consent. As a result, a holder, or holders, controlling a majority of SAIC's capital stock are limited in their ability to take certain actions other than in connection with its annual stockholders' meeting or a special meeting called at the request of qualified stockholders as provided in SAIC's certificate of incorporation and bylaws.
- SAIC's board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for SAIC's board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, SAIC is also subject to certain restrictions on business combinations. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years, or among other things, SAIC's board of directors has approved the business combination or the transaction pursuant to which such person became a 15% holder prior to the time the person became a 15% holder.

Forward-Looking Statement Risks

You may not be able to rely on forward-looking statements.

This Annual Report on Form 10-K contains forward-looking statements that are based on our management's belief and assumptions about the future in light of information currently available to our management. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," and similar words or phrases or the negative of these words or phrases. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable when made, we cannot guarantee future results, levels of activity, performance or achievements. There are a number of important factors that could cause our actual results to differ materially from those results anticipated by our forward-looking statements, which include, but are not limited to:

- uncertainties related to the CityTime settlement;
- developments in the U.S. Government defense budget, including budget reductions, implementation of spending limits or changes in budgetary priorities, or delays in the U.S. Government budget process;
- delays in the U.S. Government contract procurement process or the award of contracts and delays or loss of contracts as a result of competitor protests;
- changes in U.S. Government procurement rules, regulations, and practices;
- our compliance with various U.S. Government and other government procurement rules and regulations;

- governmental reviews, audits and investigations of our company;
- our ability to effectively compete and win contracts with the U.S. Government and other customers;
- our ability to attract, train and retain skilled employees, including our management team, and to obtain security clearances for our employees;
- our ability to accurately estimate costs associated with our firm-fixed-price and other contracts;
- cybersecurity, data security or other security threats, system failures or other disruptions of our business;
- resolution of legal and other disputes with our customers and others or legal or regulatory compliance issues;
- our ability to effectively acquire businesses and make investments;
- our ability to maintain relationships with prime contractors, subcontractors and joint venture partners;
- our ability to manage performance and other risks related to customer contracts, including complex engineering or design build projects;
- the failure of our inspection or detection systems to detect threats;
- the adequacy of our insurance programs designed to protect us from significant product or other liability claims;
- our ability to manage risks associated with our international business; and
- our ability to execute our business plan and long-term management initiatives effectively and to overcome these and other known and unknown risks that we face.

We do not undertake any obligation to update or revise any of the forward-looking statements to reflect events, circumstances, changes in expectations, or the occurrence of unanticipated events after the date of those statements or to conform these statements to actual results.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

As of January 31, 2012, we conducted our operations in approximately 416 offices located in 42 states, the District of Columbia and various foreign countries. We consider our facilities suitable and adequate for our present needs. We occupy approximately 9.7 million square feet of floor space. Of this amount, we own approximately 2.1 million square feet, and the remaining balance is leased. Our major locations are in the Washington, D.C. and San Diego, California metropolitan areas, where we occupy approximately 3.0 million square feet of floor space and 0.9 million square feet of floor space, respectively. We also have employees working at customer sites throughout the United States and in other countries. As of January 31, 2012, we owned the following properties:

Location	Number of buildings	Square footage	Acreage
McLean, Virginia	4	896,000	18.3
San Diego, California	4	455,000	11.4
Virginia Beach, Virginia	2	159,000	22.5
Huntsville, Alabama	1	102,000	11.3
Columbia, Maryland	1	95,000	7.3
Colorado Springs, Colorado	1	86,000	5.8
Orlando, Florida	1	85,000	18.0
Oak Ridge, Tennessee	1	83,000	12.5
Dayton, Ohio	2	79,000	4.5
Reston, Virginia	1	62,000	2.6
Richland, Washington	1	24,000	3.1

The nature of our business is such that there is no practicable way to relate occupied space to our reportable segments. See Note 13 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K for information regarding commitments under leases.

Item 3. *Legal Proceedings*

We have provided information about legal proceedings in which we are involved in Note 17 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K.

In addition to the matters disclosed in Note 17, we are routinely subject to investigations and reviews relating to compliance with various laws and regulations, including those associated with contract performance and organizational conflicts of interest, with respect to our role as a contractor to governmental agencies and departments and in connection with performing services in countries outside of the United States. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings and we could face penalties, fines, repayments, compensatory damages or suspension or debarment from doing business with governmental agencies. Adverse findings could also have a material adverse effect on our reputation, our business, consolidated financial position, results of operations and cash flows due to our reliance on government contracts.

Item 4. *Mine Safety Disclosures*

Not applicable.

Executive and Other Key Officers of the Registrant

The following is a list of the names and ages (as of March 27, 2012) of all of our key officers, indicating all positions and offices held by each such person and each such person's business experience during at least the past five years. Except as otherwise noted, each of the persons listed below has served in his or her present capacity for us for at least the past five years. All such persons have been elected to serve until their successors are elected and qualified or until their earlier resignation or removal. Science Applications became a 100%-owned subsidiary of SAIC in October 2006 through a reorganization merger in connection with SAIC's initial public offering and listing on the New York Stock Exchange. Accordingly, in the following biographical information, references to terms of service as an executive officer beginning or continuing after the reorganization merger refer to service for both companies, while service prior to the reorganization merger refers to service for Science Applications only.

Name of officer	Age	Position(s) with the company and prior business experience
Amy E. Alving	49	Chief Technology Officer and Senior Vice President since 2007. Dr. Alving held various positions with us since 2005, including serving as Chief Scientist from June 2007 to December 2007. Prior to joining us, Dr. Alving served as the Director of the Special Projects Office with Defense Advanced Research Projects Agency from 2001 to 2005 and was a White House fellow at the Department of Commerce from 1997 to 1998.
Thomas G. Baybrook*	67	Group President (Acting) since October 2011. Upon joining us in 1999, Mr. Baybrook led U.S. Navy and Marine Corps marketing efforts for the then Systems Engineering group. In 2005, he served as the Deputy Business Unit Manager prior to becoming General Manager of the Defense and Maritime Solutions business unit. Prior to joining us, Mr. Baybrook held various positions with Intergraph Corporation and is retired from the U.S. Army.
Joseph W. Craver III*	53	Group President since 2007. Mr. Craver previously held various positions with us since 1989, including serving in successive line managerial positions from 1997 to 2007. Prior to joining us, Mr. Craver held various positions with the U.S. Navy nuclear submarine program from 1981 to 1989.
James E. Cuff*	52	Executive Vice President for Corporate Development since 2010. Mr. Cuff has held various positions with us since 1991, including Senior Vice President and General Manager of our Logistics and Engineering Solutions business unit from April 2001 to August 2010. Prior to joining us through our acquisition of Logistics Systems Architects in 1991, Mr. Cuff served four years in several senior positions, and seven years in the private sector systems integration business, serving in a variety of management and business development positions.
Steven P. Fisher	51	Treasurer and Senior Vice President since 2001. Mr. Fisher has held various positions with us since 1988, including serving as Assistant Treasurer and Corporate Vice President for Finance from 1997 to 2001 and Vice President from 1995 to 1997.
John R. Hartley*	46	Senior Vice President and Corporate Controller since 2005. Mr. Hartley has held various positions within our finance organization since 2001. For 12 years prior to that, Mr. Hartley was with the accounting firm currently known as Deloitte & Touche LLP.
Deborah L. James*	53	Executive Vice President for Communications and Government Affairs since 2010. Ms. James served as Business Unit General Manager for the Command, Control, Communications, Computers, and Information Technology business unit from March 2005 to August 2010. Immediately prior to joining us in 2002, Ms. James was the Executive Vice President and Chief Operating Officer of the Business Executives for National Security. She has served in senior homeland and national security management, policy and program positions in government and the private sector for more than 25 years.

Name of officer	Age	Position(s) with the company and prior business experience
John P. Jumper*	67	Chief Executive Officer and President since March 2012 and Director since 2005. General John P. Jumper retired from the United States Air Force in 2005 after nearly 40 years of service. From September 2001 to November 2005, General Jumper was the Chief of Staff of the United States Air Force, serving as the senior uniformed Air Force officer responsible for the organization, training and equipping of active-duty, guard, reserve and civilian forces serving in the United States and overseas. As a member of the Joint Chiefs of Staff, General Jumper functioned as a military advisor to the Secretary of Defense, National Security Council and the President. General Jumper is also a member of the Boards of Directors of Goodrich Corporation, NACCO Industries, Inc., and Wesco Aircraft Hardware. He was previously a director of TechTeam Global, Inc. until May 2009, Somanetics Corporation until June 2010, and Jacobs Engineering Group, Inc. until February 2012.
Brian F. Keenan*	55	Executive Vice President for Human Resources since 2007. Mr. Keenan previously held various positions with us since 2000, including serving as Vice President and Director of U.S. Human Resource operations from 2004 to 2007. Prior to joining us, Mr. Keenan held various positions with Mobil and ExxonMobil from 1985 to 2000.
Vincent A. Maffeo*	61	Executive Vice President and General Counsel since 2010. Prior to joining us in June 2010, from 1977 to 2009, Mr. Maffeo was with ITT Corporation, a high-technology engineering and manufacturing company, where he served as Senior Vice President and General Counsel from 1995 until 2009. He held various other increasingly responsible legal positions at ITT Corporation in the telecommunications, defense and automotive businesses, and at the European Headquarters of ITT Europe, before becoming General Counsel.
Anthony J. Moraco*	52	Group President since March 2012. Mr. Moraco also served as Executive Vice President for Operations and Performance Excellence from August 2010 to March 2012 and as Business Unit General Manager and deputy of the Space and Geospatial Intelligence business unit from February 2006 to August 2010. Prior to joining us in 2006, Mr. Moraco was with the Boeing Company from 2000 to 2006 and served as the Deputy General Manager of Mission Systems in the Space & Intelligence Systems organization and also the Director of Homeland Security Technology Integration.
K. Stuart Shea*	55	Chief Operating Officer since March 2012. Mr. Shea also served as Group President from 2007 to March 2012 and as Senior Vice President and Business Unit General Manager from 2005 to 2007. Prior to joining us, Mr. Shea served as Vice President and Executive Director of Northrop Grumman Corporation's TASC Space and Intelligence operating unit from 1999 to 2005, and led other organizations from 1987 to 1999. Mr. Shea held positions with PAR Technology Corporation from 1982 to 1987.
Mark W. Sopp*	46	Executive Vice President and Chief Financial Officer since 2005. Prior to joining us, Mr. Sopp served as Senior Vice President, Chief Financial Officer and Treasurer of Titan Corporation, a defense and intelligence contractor, from April 2001 to July 2005 and Vice President and Chief Financial Officer of Titan Systems Corporation, a subsidiary of Titan Corporation, from 1998 to 2001.

* Indicates an executive officer.

Pursuant to General Instruction G(3) of General Instructions to Form 10-K, the list above is included as an unnumbered Item in Part I of this Annual Report on Form 10-K in lieu of being incorporated by reference from the definitive Proxy Statement used in connection with the solicitation of proxies for SAIC's 2012 Annual Meeting of Stockholders (2012 Proxy Statement).

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

SAIC's common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol "SAI." Science Applications is a wholly-owned subsidiary of SAIC and there is no public trading market for common stock of Science Applications.

Historical Stock Prices

The range of high and low sales prices at closing of SAIC's common stock on the NYSE for each fiscal quarter during the last two fiscal years was as follows:

	Fiscal 2012	
Fiscal Quarter	High	Low
1st quarter (February 1, 2011 to April 30, 2011)	$17.55	$15.88
2nd quarter (May 1, 2011 to July 31, 2011)	$17.56	$16.03
3rd quarter (August 1, 2011 to October 31, 2011)	$15.59	$11.32
4th quarter (November 1, 2011 to January 31, 2012)	$13.26	$11.26

	Fiscal 2011	
Fiscal Quarter	High	Low
1st quarter (February 1, 2010 to April 30, 2010)	$19.70	$17.20
2nd quarter (May 1, 2010 to July 31, 2010)	$18.09	$16.43
3rd quarter (August 1, 2010 to October 31, 2010)	$17.16	$14.88
4th quarter (November 1, 2010 to January 31, 2011)	$16.69	$15.13

Holders of Common Stock

As of March 9, 2012, there were approximately 32,600 holders of record of SAIC common stock. The number of stockholders of record of SAIC common stock is not representative of the number of beneficial owners due to the fact that many shares are held by depositories, brokers, or nominees. SAIC is the holder of record of all Science Applications' common stock.

Dividend Policy

SAIC has never paid any cash dividends on its capital stock. In March 2012, SAIC's board of directors approved the initiation of a quarterly dividend and declared a dividend of $0.12 per share of SAIC common stock payable on April 30, 2012 to stockholders of record on April 16, 2012. SAIC intends to continue paying dividends on a quarterly basis, although the declaration of any future dividends will be determined by SAIC's board of directors and will depend on available cash, estimated cash needs, earnings, financial condition, operating results, capital requirements, applicable contractual restrictions and other factors that our board of directors deems relevant. In addition, our ability to declare and pay future dividends on SAIC stock may be restricted by the provisions of Delaware law and covenants in our revolving credit facility.

In connection with the October 2006 reorganization merger (in which Science Applications became a subsidiary of SAIC) and initial public offering, Science Applications declared a special dividend. Science Applications has never declared or paid cash dividends to its sole stockholder, SAIC, following the reorganization merger. Science Applications may declare and pay cash dividends to SAIC from time to time, but there is no present intention to do so in the foreseeable future.

Stock Performance Graph

The following graph compares the total cumulative five-year return on SAIC common stock through our fiscal year ended January 31, 2012 to two indices: (i) the Standard & Poor's 500 Composite Stock Index and (ii) the Standard & Poor's North American Technology-Services Index (formerly known as the Goldman Sachs Technology-Services Index). As of January 31, 2012, SAIC common stock was a component of each of the comparison indices. The graph assumes an initial investment of $100 on February 1, 2007 and that dividends, if any, have been reinvested. The comparisons in the graph are required by the SEC, based upon historical data and are not intended to forecast or be indicative of possible future performance of SAIC common stock.


140
120
100
80
60
40
Dollars
1/31/07
1/31/08
1/31/09
1/31/10
1/31/11
1/31/12

	1/31/2007	1/31/2008	1/31/2009	1/31/2010	1/31/2011	1/31/2012
SAIC Stock Price	100	102	106	99	89	69
S&P 500 Composite Index	100	98	60	80	98	102
S&P North American Tech - Svcs Index	100	94	68	100	119	133

Purchases of Equity Securities

In December 2010, our board of directors authorized a stock repurchase program (the 2010 Repurchase Program) under which we could repurchase up to 40 million shares of SAIC common stock. As of January 31, 2012, we repurchased an aggregate of 36 million shares under the 2010 Repurchase Program. In March 2012, our board of directors terminated the 2010 Repurchase Program and authorized a new stock repurchase program under which we may repurchase up to 40 million shares of SAIC common stock. Stock repurchases may be made on the open market or in privately negotiated transactions with third parties. Whether repurchases are made and the timing and actual number of shares repurchased depends on a variety of factors including price, corporate capital requirements, other market conditions and regulatory requirements.

The following table presents repurchases of SAIC's common stock during the quarter ended January 31, 2012:

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Repurchase Plans or Programs (2)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2)
November 1, 2011 – November 30, 2011	8	$11.88	—	3,825,495
December 1, 2011 – December 31, 2011	22,313	$12.19	—	3,825,495
January 1, 2012 – January 31, 2012	880	$12.29	—	3,825,495
Total	23,201	$12.19	—	

(1) Includes shares of SAIC common stock purchased as follows:

	November	December	January
Upon surrender by stockholders of previously owned shares to satisfy statutory tax withholding obligations related to vesting of stock awards	8	22,313	880

(2) The 2010 Repurchase Program was publicly announced in December 2010 and was terminated and replaced with a new plan in March 2012.

Item 6. *Selected Financial Data*

The selected financial data set forth below is derived from our consolidated financial statements for each of the fiscal years in the five year period ended January 31, 2012. As SAIC is a holding company and it consolidates Science Applications for financial statement purposes, the following financial data relates to both companies, except where otherwise indicated. Science Application's revenues and expenses comprise 100% of SAIC's revenues and operating expenses. In addition, Science Applications comprises approximately the entire balance of SAIC's assets, liabilities and operating cash flows, except for a note receivable from Science Applications to SAIC on which Science Applications pays interest.

This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II and our consolidated financial statements and the combined notes thereto contained within this Annual Report on Form 10-K.

	Year Ended January 31				
	2012(1)	2011	2010	2009	2008
	(in millions, except per share data)				
Consolidated Statement of Income Data:					
SAIC:					
Revenues	**$10,587**	$10,921	$10,580	$9,768	$8,592
Operating income	**311**	947	836	747	638
Income (loss) from continuing operations	**(8)**	558	479	428	367
Income from discontinued operations	**67**	61	17	18	49
Net income	**59**	619	496	446	416
Earnings per share:					
Basic:					
Income (loss) from continuing operations	**$ (.02)**	$ 1.48	$ 1.20	$ 1.05	$ .89
Income from discontinued operations	**.20**	.17	.05	.05	.11
	$ .18	$ 1.65	$ 1.25	$ 1.10	$ 1.00
Diluted:					
Income (loss) from continuing operations	**$ (.02)**	$ 1.48	$ 1.19	$ 1.03	$ .86
Income from discontinued operations	**.20**	.16	.04	.05	.12
	$ .18	$ 1.64	$ 1.23	$ 1.08	$ .98
Science Applications:					
Revenues	**$10,587**	$10,921	$10,580	$9,768	$8,592
Operating income	**311**	947	836	747	638
Income (loss) from continuing operations	**(11)**	550	465	401	322
Income from discontinued operations	**67**	61	17	18	49
Net income	**56**	611	482	419	371

	January 31				
	2012	2011	2010	2009	2008
	(in millions)				
Consolidated Balance Sheet Data:					
Total assets	**$ 6,667**	$ 6,223	$ 5,295	$5,048	$4,983
Notes payable and long-term debt, including current portion	**1,852**	1,852	1,106	1,116	1,228
Other long-term liabilities	**162**	135	195	180	145

(1) Fiscal 2012 results include a $540 million loss provision recorded in connection with resolution of the CityTime matter described in Note 17 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following combined discussion and analysis of SAIC's and Science Applications' financial condition and results of operations and quantitative and qualitative disclosures about market risk should be read in conjunction with our consolidated financial statements and related combined notes. As SAIC is a holding company and consolidates Science Applications for financial statement purposes, disclosures that relate to activities of Science Applications also apply to SAIC, unless otherwise noted. Science Applications' revenues and expenses comprise 100% of SAIC's revenues and operating expenses. In addition, Science Applications comprises approximately the entire balance of SAIC's assets, liabilities and operating cash flows. Therefore, the following qualitative discussion is applicable to both SAIC and Science Applications, unless otherwise noted.

The following discussion contains forward-looking statements, including statements regarding our intent, belief, or current expectations with respect to, among other things, trends affecting our financial condition or results of operations, backlog, our industry, government budgets and spending and the impact of competition. Such statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. See "Risk Factors—Forward-Looking Statement Risks" in Part I of this Annual Report on Form 10-K. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Risk Factors." Due to such uncertainties and risks, you are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

We use the terms "Company", "we", "us" and "our" to refer to SAIC, Science Applications and its consolidated subsidiaries. Unless otherwise noted, references to years are for fiscal years ended January 31. For example, we refer to the fiscal year ended January 31, 2012 as "fiscal 2012." All information for the periods presented in this section has been recast to give effect to the change in reportable segments and for discontinued operations.

Overview

We are a provider of scientific, engineering, systems integration and technical services and solutions in the areas of defense, health, energy, infrastructure, intelligence, surveillance, reconnaissance and cybersecurity to agencies of the U.S. Department of Defense (DoD), the intelligence community, the U.S. Department of Homeland Security and other U.S. Government civil agencies, state and local government agencies, foreign governments and customers in select commercial markets.

Our business is focused on using deep domain knowledge to solve issues of vital importance to the nation and the world in the areas of national security, energy and the environment, health and cybersecurity. We are focusing our investments in our strategic growth areas including: intelligence, surveillance and reconnaissance; cybersecurity; logistics, readiness and sustainment; energy and environment; and health information technology. Our significant long-term management initiatives include:

- achieving internal, or non-acquisition related, annual revenue growth through internal collaboration and better leveraging of key differentiators across our company and the deployment of resources and investments into higher growth markets;
- improving our operating income margin through strong contract execution and growth in higher-margin business areas and continued improvement in our information technology (IT) systems infrastructure and related business processes for greater effectiveness and efficiency across all business functions;
- disciplined deployment of our cash resources and use of our capital structure to enhance growth and stockholder value through internal growth initiatives, strategic acquisitions, stock repurchases, dividends and other uses as conditions warrant; and
- investing in our people, including enhanced training and career development programs, with a focus on retention and recruiting.

Key financial events, including progress against management's initiatives, during fiscal 2012 include:

- Revenues for fiscal 2012 decreased $334 million, or 3%, over the prior year with internal revenue contraction (as defined in "Non-GAAP Financial Measures") of 4%. The internal revenue contraction was driven primarily by the portion of the CityTime loss provision recorded against revenues for fiscal 2012 ($410 million) in our Defense Solutions segment described in Note 17 of the combined notes to the consolidated financial statements.
- Operating income decreased $636 million to $311 million (2.9% as a percentage of revenues) for fiscal 2012 from $947 million (8.7% as a percentage of revenues) for fiscal 2011 primarily reflecting the CityTime loss provision recorded for

fiscal 2012 ($540 million) described in Note 17 of the combined notes to the consolidated financial statements, the impairment of certain intangible assets associated with a previous business acquisition ($19 million) and increased investment in internal research and development activities ($38 million).

- Income (loss) from continuing operations for fiscal 2012 decreased $566 million as compared to fiscal 2011 primarily due to decreased operating income of $636 million and increased interest expense of $35 million resulting from the December 2010 debt issuance partially offset by a decrease in the provision for income taxes of $99 million.
- Diluted earnings (loss) per share from continuing operations for fiscal 2012 decreased $1.50 per share to $(0.02) per share as compared to fiscal 2011 primarily due to a $566 million decrease in income (loss) from continuing operations.
- Cash and cash equivalents increased $225 million during fiscal 2012, reflecting $772 million generated from operations and net proceeds of $167 million received from the sale of components of our business and $78 million from the sale of real estate partially offset by cash used to acquire two businesses totaling $218 million and cash used for stock repurchases totaling $471 million.
- Net bookings (as defined in "Key Financial Metrics—Bookings and Backlog") were approximately $11.8 billion for fiscal 2012, as compared to $12.6 billion in the prior year. Total backlog was $18.0 billion at January 31, 2012, an increase of approximately $883 million from January 31, 2011.

Subsequent to fiscal 2012, our board of directors approved the initiation of a quarterly dividend.

Business Environment and Trends

In fiscal 2012, we generated over 90% of our total revenues from contracts with the U.S. Government, either as a prime contractor or a subcontractor to other contractors engaged in work for the U.S. Government. Revenues under contracts with the DoD, including subcontracts under which the DoD is the ultimate purchaser, represented approximately 75% of our total revenues in fiscal 2012. Accordingly, our business performance is subject to changes in the overall level of U.S. Government spending, especially national security, including defense, homeland security, and intelligence spending, and the alignment of our service and product offerings and capabilities with current and future budget priorities of the U.S. Government.

While we believe that national security, including defense, homeland security, and intelligence spending will continue to be a priority, the U.S. Government deficit and budget situation has created increasing pressure to examine and reduce spending in these areas. In August 2011, President Obama signed into law the Budget Control Act of 2011, which increased the U.S. Government's debt ceiling and enacted 10-year discretionary spending caps which are expected to generate over $1 trillion in savings for the U.S. Government. According to the Office of Management and Budget, these savings include $487 billion in DoD baseline spending reductions over the next 10 years. The Budget Control Act also established a joint bipartisan committee of Congress responsible to recommend at least $1.2 trillion in additional savings by November 23, 2011. The joint committee did not meet the November 23, 2011 deadline for proposing recommended legislation. Due to that failure, unless Congress passes and the President signs legislation amending the Budget Control Act, additional automatic spending cuts (referred to as sequestration) totaling $1.2 trillion over 10 years will be triggered. These spending cuts are expected to further reduce DoD and homeland security spending by approximately $500 billion and other federal agency spending by approximately $700 billion over that timeframe, beginning in the government fiscal year ending September 30, 2013 (GFY13). We are evaluating the potential impacts of this legislation on our business, and while the ultimate effect on our business is uncertain, the amount and nature of these federal budget spending reductions could adversely impact our future revenues and growth prospects in those markets.

In January 2012, the DoD issued strategic guidance on the U.S. defense priorities for the next ten years, which identified the primary missions of the U.S. armed forces and the capabilities expected to be critical to future success, including intelligence, surveillance and reconnaissance and cybersecurity. Although the impact of implementation of the strategic guidance on the DoD budget and our business is uncertain, we believe that we are well positioned to support many of these critical capabilities.

In February 2012, the Office of Management and Budget released the President's GFY13 budget request. The budget request included a variety of tax proposals aimed at boosting the economy while collecting more revenue from high-income taxpayers, and as expected, it also included discretionary spending reductions stipulated by the Budget Control Act of 2011. Ultimately, we believe we will likely see delayed federal appropriation bills for GFY13, with continuing resolutions required to fund government into early GFY13 (late calendar year 2012), as well as the continued threat of possible additional spending cuts through sequestration.

Competition for contracts with the U.S. Government continues to be intense. The U.S. Government has increasingly used contracting processes that give it the ability to select multiple winners or pre-qualify certain contractors to provide various services or products at established general terms and conditions. Such processes include purchasing services and solutions using indefinite-delivery/indefinite-quantity (IDIQ) and U.S. General Services Administration (GSA) contract vehicles. This trend has served to increase competition for U.S. Government contracts. For more information on these risks and uncertainties, see "Risk Factors" in Part I of this Annual Report on Form 10-K.

Reportable Segments

Our business is aligned into four reportable segments: Defense Solutions; Health, Energy and Civil Solutions; Intelligence and Cybersecurity Solutions; and Corporate and Other. Except with respect to "Results of Operations—Discontinued Operations" and "—Net Income," and "—Diluted EPS," all amounts in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are presented for our continuing operations. For additional information regarding our reportable segments, see "Business" in Part I and Note 15 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K.

Key Financial Metrics

Bookings and Backlog. We received net bookings worth an estimated $11.8 billion and $12.6 billion during fiscal 2012 and 2011, respectively. Net bookings represent the estimated amount of revenue to be earned in the future from funded and unfunded contract awards that were received during the year, net of any adjustments to previously awarded backlog amounts. We calculate net bookings as the year's ending backlog plus the year's revenues (excluding the portion of the CityTime loss provision of $410 million recorded against revenues during fiscal 2012 because such loss did not impact net bookings) less the prior year's ending backlog and less the backlog obtained in acquisitions during the year.

Backlog represents the estimated amount of future revenues to be recognized under negotiated contracts as work is performed. We segregate our backlog into two categories as follows:

- *Funded Backlog.* Funded backlog for contracts with government agencies primarily represents contracts for which funding is appropriated less revenues previously recognized on these contracts, and does not include the unfunded portion of contracts where funding is incrementally appropriated or authorized on a quarterly or annual basis by the U.S. Government and other customers, even though the contract may call for performance over a number of years. Funded backlog for contracts with non-government agencies represents the estimated value on contracts, which may cover multiple future years, under which we are obligated to perform, less revenues previously recognized on these contracts.
- *Negotiated Unfunded Backlog.* Negotiated unfunded backlog represents estimated amounts of revenue to be earned in the future from (1) negotiated contracts for which funding has not been appropriated or otherwise authorized and (2) unexercised priced contract options. Negotiated unfunded backlog does not include any estimate of future potential task orders expected to be awarded under IDIQ, GSA Schedule, or other master agreement contract vehicles.

The estimated value of our total backlog as of the end of the last two fiscal years was as follows:

	January 31	
	2012	2011
	(in millions)	
Defense Solutions:		
Funded backlog	**$ 2,143**	$ 2,272
Negotiated unfunded backlog	**4,961**	5,400
Total Defense Solutions backlog	**$ 7,104**	$ 7,672
Health, Energy and Civil Solutions:		
Funded backlog	**$ 2,077**	$ 1,780
Negotiated unfunded backlog	**3,336**	2,131
Total Health, Energy and Civil Solutions backlog	**$ 5,413**	$ 3,911
Intelligence and Cybersecurity Solutions:		
Funded backlog	**$ 1,317**	$ 1,330
Negotiated unfunded backlog	**4,169**	4,207
Total Intelligence and Cybersecurity Solutions backlog	**$ 5,486**	$ 5,537
Total:		
Funded backlog	**$ 5,537**	$ 5,382
Negotiated unfunded backlog	**12,466**	11,738
Total backlog	**$18,003**	$17,120

Total backlog fluctuates from period to period depending on our success rate in winning contracts and the timing of contract awards, renewals, modifications and cancellations. While backlog increased during fiscal 2012, contract awards continue to be negatively impacted by ongoing industry-wide delays in procurement decisions, which have resulted in an increase in the value of our submitted proposals awaiting decision.

We expect to recognize a substantial portion of our funded backlog as revenues within the next 12 months. However, the U.S. Government may cancel any contract at any time. In addition, certain contracts with commercial customers include provisions that allow the customer to cancel at any time. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs and fees for work performed.

Contract Types. Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract. For a discussion of the types of contracts under which we generate revenue, see "Business—Contract Types" in Part I of this Annual Report on Form 10-K. The following table summarizes revenues by contract type as a percentage of total revenues for the last three fiscal years:

	Year Ended January 31		
	2012	2011	2010
Cost-reimbursement	**46%**	47%	49%
Time and materials (T&M) and fixed-price-level-of-effort (FP-LOE)	**27**	29	29
Firm-fixed-price (FFP)	**27**	24	22
Total	**100%**	100%	100%

The percentage for T&M and FP-LOE for fiscal 2012 includes the portion of the CityTime loss provision of $410 million recorded against revenues. The increase in the percentage of revenues generated from FFP contracts for fiscal 2012 and 2011 as compared to 2010 was primarily due to increased deliveries of logistics, readiness and sustainment products and proprietary products in addition to a $56 million royalty payment received in fiscal 2011, which is included in the FFP category.

Revenue Mix. We generate revenues under our contracts from (1) the efforts of our technical staff, which we refer to as labor-related revenues, and (2) the materials provided on a contract and efforts of our subcontractors, which we refer to as M&S revenues. M&S revenues are generated primarily from large, multi-year systems integration contracts and contracts in our logistics, readiness and sustainment business area, as well as through sales of our proprietary products, such as our border, port and mobile security products and our checked baggage explosive detection systems. While our proprietary products are more profitable, these products represent a small percentage of our M&S revenues and the majority of our M&S revenues generally have lower margins than our labor-related revenues. The following table presents changes in labor-related revenues and M&S revenues for the last three fiscal years:

	Year Ended January 31				
	2012	Percent change	2011	Percent change	2010
	(dollars in millions)				
Labor-related revenues	**$6,164**	—%	$6,154	2%	$6,051
As a percentage of revenues	***58%***		*56%*		*57%*
M&S revenues	**4,423**	(6)	4,767	5	4,529
As a percentage of revenues	***42%***		*44%*		*43%*

Labor-related revenues for the last three fiscal years have remained consistent. In fiscal 2012, M&S revenues declined primarily due to the portion of the CityTime loss provision recorded against revenues during the year ended January 31, 2012 ($410 million) described in Note 17 of the combined notes to the consolidated financial statements. In recent years, there have been increases in relative proportion of M&S revenues as compared to labor-related revenues primarily due to increased activity as a prime contractor on large programs involving significant subcontracted efforts and increased volume of material deliveries under certain programs primarily with DoD customers. In fiscal 2011, M&S revenues were favorably impacted by a $56 million royalty payment received during the second quarter of fiscal 2011.

Geographic Location. Substantially all of our revenues and tangible long-lived assets are generated by or owned by entities located in the United States.

Results of Operations

The following table summarizes our results of operations for the last three fiscal years:

	Year Ended January 31				
	2012	Percent change	2011	Percent change	2010
		(dollars in millions)			
Revenues	**$10,587**	(3)%	$10,921	3%	$10,580
Cost of revenues	**9,606**	1	9,476	4	9,151
Selling, general and administrative expenses:					
General and administrative (G&A)	**428**	45	296	(26)	401
Bid and proposal (B&P)	**149**	1	147	3	143
Internal research and development (IR&D)	**93**	69	55	12	49
Operating income	**311**	(67)	947	13	836
As a percentage of revenues	***2.9%***		*8.7%*		*7.9%*
Non-operating expense, net	**(104)**		(75)		(68)
Income from continuing operations before income taxes	**207**	(76)	872	14	768
Provision for income taxes	**(215)**	(32)	(314)	9	(289)
Income (loss) from continuing operations	**(8)**	(101)	558	16	479
Income from discontinued operations, net of tax	**67**		61		17
Net income	**$ 59**	(90)	$ 619	25	$ 496

We classify indirect costs incurred within or allocated to our Government customers as overhead (included in cost of revenues) and G&A expenses in the same manner as such costs are defined in our disclosure statements under U.S. Government Cost Accounting Standards. Effective in fiscal 2012, one of our subsidiaries adopted our more prevalent disclosure statement resulting in $25 million in costs previously classified as G&A in fiscal 2011 being classified as cost of revenues in fiscal 2012 on a prospective basis. Effective in fiscal 2011, we updated our disclosure statements with the Defense Contract Management Agency, resulting in certain costs being classified differently as either overhead or G&A expenses on a prospective basis. These changes caused a net increase in reported cost of revenues and a net decrease in reported G&A expenses in subsequent fiscal years as compared to prior fiscal years. Total operating costs were not affected by these changes.

Reportable Segment Results

The following table summarizes changes in Defense Solutions revenues and operating income for the last three fiscal years:

	Year Ended January 31				
Defense Solutions	**2012**	Percent change	2011	Percent change	2010
		(dollars in millions)			
Revenues	**$4,191**	(10)%	$4,657	3%	$4,518
Operating income (loss)	**(171)**	(145)	380	7	355
Operating income (loss) margin	***(4.0)%***		*8.2%*		*7.9%*

Defense Solutions revenues decreased by $466 million, or 10% in fiscal 2012 as compared to fiscal 2011. This includes the entire CityTime loss provision recorded against revenues in fiscal 2012 ($410 million or 9% decrease in revenues) as described in Note 17 of the combined notes to the consolidated financial statements. In addition to the CityTime loss provision, internal revenue contraction of 1% was attributable to reduced activity on the U.S. Army Brigade Combat Team Modernization contract as a result of the program's termination during the third quarter of fiscal 2012 ($112 million), reductions in various analytic studies and policy analysis operations ($92 million), decreased revenues attributable to completion of the CityTime workforce management systems development and implementation contract during the second quarter of fiscal 2012 ($84 million), and various smaller declines on a number of programs throughout the segment. These declines were partially offset by increased activity on a systems and software maintenance/upgrade program for the U.S. Army ($118 million), the ramp up of a program to operate and maintain the enterprise network IT infrastructure for the U.S. Department of State ($80 million) and increased activity in our systems integration and logistics programs for tactical and mine resistant ambush protected vehicles ($88 million).

Defense Solutions revenues increased $139 million, or 3%, including internal revenue growth of 3%, in fiscal 2011 as compared to fiscal 2010. Fiscal 2011 internal revenue growth was driven by increased activity on our systems integration and logistics programs for tactical and mine resistant ambush protected vehicles ($175 million), a systems and software maintenance and upgrades program with the U.S. Army ($78 million), and a systems engineering solutions program for the U.S. Navy ($65 million). These increases were partially offset by revenue declines on certain programs including fewer deliveries of emergency responder equipment ($99 million), and a reduction in scope under the U.S. Army Brigade Combat Team Modernization program ($62 million).

Defense Solutions operating income decreased $551 million in fiscal 2012 as compared to fiscal 2011. This includes the entire CityTime loss provision ($540 million) described in Note 17 of the combined notes to the consolidated financial statements. Operating income declines were also due to the decline in revenues, lower contract fees resulting from completion of the CityTime workforce management systems development and implementation contract in the second quarter of fiscal 2012 ($25 million) and a reduction in estimated fees related to work on our U.S. Army Brigade Combat Team Modernization contract ($6 million) partially offset by the impact of more effective cost management ($17 million) and a gain on the sale of certain assets previously used in developing guidance and navigation control systems for precision munitions ($5 million).

Defense Solutions operating income increased $25 million in fiscal 2011 as compared to fiscal 2010 primarily due to increased cost recovery on cost reimbursement contracts and increased fees related to a specific contract partially offset by increased bid and proposal expenses. The level of bid and proposal activities fluctuates depending on the timing of bidding opportunities.

The following table summarizes changes in Health, Energy and Civil Solutions revenues and operating income for the last three fiscal years:

	Year Ended January 31				
Health, Energy and Civil Solutions	**2012**	Percent change	2011	Percent change	2010
	(dollars in millions)				
Revenues	**$2,858**	2%	$2,792	(2)%	$2,848
Operating income	**258**	—	258	9	236
Operating income margin	***9.0%***		*9.2%*		*8.3%*

Health, Energy and Civil Solutions revenues increased $66 million, or 2%, including internal revenue contraction of 2% for fiscal 2012 as compared to fiscal 2011. Internal revenue contraction reflects a reduction in delivery of checked baggage explosive detection systems ($50 million) from a business acquired in August 2010 and reduced activity on certain U.S. federal civilian agency programs, including various programs in support of NASA ($66 million), and certain programs with the DoD ($41 million). These decreases were partially offset by net increased volume on large design-build programs primarily focused on renewable energy power plant construction ($53 million), increases in healthcare IT consulting services ($30 million) and expanded scope on new and existing programs with our DoD military health system customers ($12 million).

Health, Energy and Civil Solutions revenues decreased $56 million, or 2%, including internal revenue contraction of 6%, in fiscal 2011 as compared to fiscal 2010. The internal revenue contraction was primarily due to a decline in revenues under an IT services contract with NASA ($62 million).

Health, Energy and Civil Solutions operating income remained constant for fiscal 2012 as compared to fiscal 2011. Operating income was favorably impacted by increased revenue volume in design-build and healthcare IT programs and from increased deliveries of our higher margin non-intrusive cargo inspection systems, as well as from favorable program fee performance and efficiency actions to reduce indirect expenses across the segment. These increases were offset by increased investment in research and development activities ($19 million) primarily related to the development of new homeland security products offerings and smart grid technologies, the loss provision related to a data privacy litigation matter ($9 million) described in Note 17 of the combined notes to the consolidated financial statements and increased amortization expense ($8 million) related to acquisition activities in the current and prior years.

Health, Energy and Civil Solutions operating income increased $22 million in fiscal 2011 as compared to fiscal 2010 primarily due to strong program performance, particularly on certain fixed price contracts, increased cost recovery on cost reimbursement contracts and reduced infrastructure costs related to organizational streamlining and cost efficiency actions taken in fiscal 2011 and fiscal 2010, partially offset by increased amortization expense for intangible assets related to business acquisitions.

The following table summarizes changes in Intelligence and Cybersecurity Solutions revenues and operating income for the last three fiscal years:

Intelligence and Cybersecurity Solutions	Year Ended January 31				
	2012	Percent change	2011	Percent change	2010
	(dollars in millions)				
Revenues	**$3,540**	3%	$3,421	6%	$3,216
Operating income	**275**	(5)	288	2	281
Operating income margin	***7.8%***		*8.4%*		*8.7%*

Intelligence and Cybersecurity Solutions revenues increased $119 million, or 3%, substantially all of which was internal revenue growth, for fiscal 2012 as compared to fiscal 2011. Internal revenue growth was primarily attributable to increased activity on airborne surveillance programs ($121 million) and existing intelligence analysis contracts ($26 million), increased material deliveries and services under existing processing, exploitation and dissemination contracts ($55 million) and an increase in cybersecurity program activity ($27 million). These increases were partially offset by a decline in revenues due to the conclusion of a forward operating base integrated security equipment supply contract ($22 million) and revenue decreases from reductions in scope on various other existing intelligence, surveillance and reconnaissance programs.

Intelligence and Cybersecurity Solutions revenues increased $205 million, or 6%, including internal revenue growth of 4%, in fiscal 2011 as compared to fiscal 2010. Fiscal 2011 internal revenue growth was driven by increased activity in our manned and unmanned airborne surveillance programs ($81 million) and intelligence analysis programs for the DoD ($69 million).

Intelligence and Cybersecurity Solutions operating income decreased $13 million for fiscal 2012 as compared to fiscal 2011. The decrease in operating income was primarily attributable to impairment charges on acquired intangible assets associated with the fiscal 2011 acquisition of Cloudshield Technologies Inc. ($19 million), increased investment in research and development activities ($15 million) and higher bid and proposal expenses ($5 million) partially offset by increased recovery in our indirect rates and increased sales of higher-margin proprietary products ($11 million).

Intelligence and Cybersecurity Solutions operating income increased $7 million for fiscal 2011 as compared to fiscal 2010. The increase in operating income is primarily due to revenue growth partially offset by increased amortization expense for intangible assets and operating losses related to a business acquisition ($24 million).

The following table summarizes changes in Corporate and Other revenues and operating income (loss) for the last three fiscal years:

Corporate and Other	Year Ended January 31		
	2012	2011	2010
	(dollars in millions)		
Revenues	**$ 2**	$58	$ 4
Operating income (loss)	**(51)**	21	(36)

Corporate and Other operating loss for fiscal 2012 increased by $72 million as compared to fiscal 2011, as the result of a $22 million charge related to the settlement of a litigation matter involving work performed at the National Center for Critical Information Processing and Storage, a $13 million reduction in internal rental income of our real estate management subsidiary in fiscal 2012 as compared to fiscal 2011 and increased legal expenses partially offset by gains on the sale of real estate of $28 million. In addition, Corporate and Other revenues and operating income for fiscal 2011 includes a $56 million royalty payment received in connection with the resolution of a patent infringement matter.

Corporate and Other operating income for fiscal 2011 as compared to fiscal 2010 was favorably impacted by the receipt of the royalty payment in connection with the resolution of a patent infringement matter ($56 million), a decline in stock option expense ($4 million) as a result of a decrease in the number of stock options issued in recent years and $3 million received for reimbursement of legal-related costs in connection with the resolution of a patent infringement matter in fiscal 2011.

Interest Expense. Interest expense increased $35 million for fiscal 2012 as compared to fiscal 2011 and $3 million for fiscal 2011 as compared to fiscal 2010, primarily due to the issuance of $750 million of senior unsecured notes in December 2010.

Interest expense for Science Applications increased $25 million for fiscal 2012 as compared to fiscal 2011, reflecting a $35 million increase in interest on third-party debt partially offset by a $10 million decrease in interest on its note payable to

SAIC. Interest expense for Science Applications decreased $4 million in fiscal 2011 as compared to fiscal 2010 reflecting a $7 million decrease in interest on its note payable to SAIC partially offset by a $3 million increase in interest on third-party debt. Interest expense related to Science Application's note payable to SAIC may fluctuate significantly from year to year based on changes in the underlying note balance and interest rates throughout the fiscal year.

As more fully described in "Quantitative and Qualitative Disclosures About Market Risk" contained within this Annual Report on Form 10-K, we are currently exposed to interest rate risks and foreign currency risks that are inherent in the financial instruments and contracts arising from transactions entered into in the normal course of business. From time to time, we use derivative instruments to manage these risks.

Provision for Income Taxes. Our provision for income taxes as a percentage of income from continuing operations before income taxes was 103.9%, 36.0% and 37.6% in fiscal 2012, 2011 and 2010, respectively. Although our provision for income taxes from continuing operations decreased to $215 million for fiscal 2012 as compared to fiscal 2011 primarily due to lower earnings in fiscal year 2012, the provision for income taxes as a percentage of income from continuing operations was negatively impacted by the estimated non-deductible portion of the CityTime loss provision in fiscal 2012. The lower effective income tax rates for fiscal 2011 as compared to fiscal 2010 was primarily due to the reversal of $7 million in accruals for unrecognized tax benefits as a result of the settlement of federal and state tax audits.

We file income tax returns in the United States and various state and foreign jurisdictions and have effectively settled with the Internal Revenue Service (IRS) for fiscal years prior to and including fiscal 2008. We also settled fiscal 2011 as a result of our participation in the IRS Compliance Assurance Process beginning in fiscal 2011, in which we and the IRS endeavor to agree on the treatment of all tax positions prior to the filing of the tax return, thereby greatly reducing the period of time between return submission and settlement with the IRS.

Diluted Earnings (Loss) per Share (EPS) from Continuing Operations. Diluted EPS from continuing operations decreased $1.50 per share to $(0.02) per share for fiscal 2012 as compared to fiscal 2011 primarily due to a $566 million decrease in income from continuing operations. Diluted EPS from continuing operations increased $.29 per share to $1.48 per share for fiscal 2011 as compared to fiscal 2010 primarily due to a $79 million increase in income from continuing operations and a decline in the diluted weighted average number of shares outstanding of 24 million shares, primarily due to stock repurchases.

Discontinued Operations. In June 2011, in order to better align our business portfolio with our strategy, we sold certain components of our business, which were historically included in our Health, Energy and Civil Solutions segment, primarily focused on providing information technology services to international oil and gas companies. Pursuant to the definitive sale agreement, we retained the assets and obligations of a defined benefit pension plan in the United Kingdom. In fiscal 2010, we also sold non-strategic components of our Intelligence and Cybersecurity Solutions segment. We have classified the operating results of these business components, including the pension activity through the date of sale, as discontinued operations for all periods presented.

The pre-sale operating results of the business components that we sold for the last three fiscal years were as follows:

	Year Ended January 31		
	2012	2011	2010
Revenues	**$70**	$196	$267
Costs and expenses:			
Cost of revenues	**55**	156	192
Selling, general and administrative expenses	**11**	28	45
Operating income	**$ 4**	$ 12	$ 30

In fiscal 2012, we received net proceeds of $167 million resulting in a gain on sale before income taxes of $111 million. In fiscal 2011, discontinued operations included pre-tax net gains of $77 million primarily related to the settlement of an arbitration proceeding brought against Telkom South Africa by our former subsidiary and resolution of other contingencies related to the sale of this former subsidiary. Income from discontinued operations also includes other activity that is immaterial and therefore not described above.

Net Income. Net income decreased $560 million, or 90%, for fiscal 2012 as compared to fiscal 2011. The decrease in net income for fiscal 2012 as compared to fiscal 2011 reflects a decrease in income from continuing operations of $566 million and an increase in income from discontinued operations of $6 million. Net income increased $123 million, or 25%, for fiscal 2011 as compared to fiscal 2010. The increase in net income for fiscal 2011 as compared to fiscal 2010 reflects an increase in income from continuing operations of $79 million and an increase in income from discontinued operations of $44 million.

Net income for Science Applications decreased $555 million in fiscal 2012 and increased $129 million in fiscal 2011 as compared to the respective prior year periods for the reasons described above and declines in interest expense on the note payable to SAIC.

Diluted EPS. Diluted EPS decreased $1.46 per share, or 89%, from $1.64 per share for fiscal 2011 to $.18 per share for fiscal 2012 due to decreases in net income partially offset by declines in the diluted number of shares outstanding as discussed above. Diluted EPS increased $.41 per share, or 33%, from $1.23 per share for fiscal 2010 to $1.64 per share for fiscal 2011 due to increases in net income and declines in the diluted number of shares outstanding as discussed above.

Liquidity and Capital Resources

We had $1.592 billion in cash and cash equivalents at January 31, 2012, which were primarily comprised of investments in several large institutional money market funds that invest primarily in bills, notes and bonds issued by the U.S. Treasury, U.S. Government guaranteed repurchase agreements fully collateralized by U.S. Treasury obligations, U.S. Government guaranteed securities and investment-grade corporate securities that have original maturities of three months or less. We anticipate our principal sources of liquidity for the next 12 months and beyond will be our existing cash and cash equivalents and cash flows from operations. We may also borrow under our $750 million revolving credit facility. Our revolving credit facility is backed by a number of financial institutions, matures in fiscal 2017 and, by its terms, can be accessed on a same-day basis. We anticipate our principal uses of cash for the next 12 months and beyond will be for operating expenses, capital expenditures, acquisitions of businesses, stock repurchases, dividends and payment of current portions of notes payable and long-term debt, including our $550 million senior unsecured notes maturing in July 2012. A $500 million cash settlement payment related to the CityTime program described in Note 17 of the combined notes to consolidated financial statements was made in the first quarter of fiscal 2013. We anticipate that our operating cash flows, existing cash and cash equivalents, which have no restrictions on withdrawal, and borrowing capacity under our revolving credit facility will be sufficient to meet our anticipated cash requirements for at least the next 12 months.

Historical Trends

Cash and cash equivalents was $1.592 billion and $1.367 million at January 31, 2012 and 2011, respectively. The following table summarizes cash flow information for the last three fiscal years:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Total cash flows provided by operations	**$ 772**	$ 725	$ 588
Total cash flows used in investing activities	**(203)**	(445)	(306)
Total cash flows provided by (used in) financing activities	**(449)**	187	(398)
Increase in cash and cash equivalents from discontinued operations	**104**	40	36
Effect of foreign currency exchange rate changes on cash and cash equivalents	**1**	(1)	5
Total increase (decrease) in cash and cash equivalents	**$ 225**	$ 506	$ (75)

Cash Provided by Operations. Cash flows from operations increased $47 million in fiscal 2012 as compared to fiscal 2011. Cash flows from operations were favorably impacted by a decline in cash paid for income taxes for continuing operations ($91 million) partially offset by other working capital requirements.

Cash flows from continuing operations increased $137 million in fiscal 2011 as compared to fiscal 2010. Cash flows from continuing operations were favorably impacted by improved cash management, including a reduction in the average time to collect receivables, and a $79 million increase in income from continuing operations. Cash flows from continuing operations were partially offset by an increase in cash paid for income taxes ($62 million) and the funding of performance bonds on our contract with the Greek government ($23 million).

Any differences in cash flows from operations for Science Applications as compared to SAIC are primarily attributable to changes in interest payments (which reduce cash flows from operations of Science Applications) made by Science Applications on its note to SAIC and changes in excess tax benefits related to stock-based compensation (which reduce cash flows from operations for SAIC).

Cash Used in Investing Activities. We used $203 million of cash in support of investing activities in fiscal 2012, including $218 million (net of cash acquired) to acquire two businesses and $65 million to purchase property, plant and equipment partially offset by $78 million of proceeds from the sale of real estate. We used $445 million of cash in support of Investing activities of continuing operations in fiscal 2011, including $382 million (net of cash acquired) to acquire three businesses and $73 million to purchase property, plant and equipment. We used $306 million of cash in support of investing activities of continuing operations in fiscal 2010, including $256 million (net of cash acquired) to acquire six businesses and $58 million to purchase property, plant and equipment.

Cash Provided by (Used in) Financing Activities. We used $449 million of cash from financing activities in fiscal 2012, including $471 million to repurchase shares of SAIC stock partially offset by $27 million in proceeds from the sale of stock under our employee stock purchase plan (ESPP) and exercises of stock options. We generated $187 million of cash from financing activities of continuing operations in fiscal 2011, including $742 million of net proceeds from the issuance of debt, $38 million in proceeds from the sale of stock under our ESPP and exercises of stock options and $11 million in excess tax benefits associated with stock-based compensation partially offset by $601 million to repurchase shares of SAIC stock. We used $398 million of cash in support of financing activities of continuing operations in fiscal 2010, including $474 million to repurchase shares of SAIC stock and $18 million for payments on notes payable and long-term debt partially offset by $58 million in proceeds from the sale of stock under our ESPP and exercises of stock options and $36 million in excess tax benefits associated with stock-based compensation.

Science Applications used cash in financing activities of $446 million in fiscal 2012, including repayment on its note payable with SAIC of $1.079 billion partially offset by proceeds on the note payable of $638 million. Science Applications generated cash from financing activities of $184 million in fiscal 2011, including proceeds on third-party debt of $742 million and proceeds from its note with SAIC of $1.298 billion offset by repayments on the note with SAIC of $1.853 billion. Science Applications used cash in financing activities of $420 million in fiscal 2010, including repayments on its note with SAIC of $782 million partially offset by proceeds on the note of $380 million.

Cash Flows from Discontinued Operations. Cash flows from discontinued operations for fiscal 2012 included net proceeds of $167 million from the sale of certain components of our business. Cash flows from discontinued operations for fiscal 2011 included proceeds of $89 million from the settlement of an arbitration proceeding brought against Telkom South Africa by our former subsidiary, Telcordia Technologies, Inc., in addition to the cash flows generated from the operations of the components of our business sold, partially offset by payments of $54 million to Telcordia and taxing authorities in connection with the settlement.

Stock Repurchase Program

In December 2010, our board of directors authorized a stock repurchase program (the 2010 Repurchase Program) under which we could repurchase up to 40 million shares of SAIC common stock. As of January 31, 2012, we repurchased an aggregate of 36 million shares under the 2010 Repurchase Program. In March 2012, our board of directors terminated the 2010 Repurchase Program and authorized a new stock repurchase program under which we may repurchase up to 40 million shares of SAIC common stock. Stock repurchases may be made on the open market or in privately negotiated transactions with third parties. Whether repurchases are made and the timing and actual number of shares repurchased depends on a variety of factors including price, corporate capital requirements, other market conditions and regulatory requirements.

Underfunded Pension Obligation

We sponsor a defined benefit pension plan in the United Kingdom for plan participants that primarily performed services on a specific customer contract, which has expired. While benefits are no longer accruing under the plan, we have continuing defined benefit pension obligations with respect to certain plan participants. In June 2011, we sold the component of our business that contained this pension and employed the pension plan participants. Pursuant to the definitive sale agreement, we retained the assets and obligations of this defined benefit pension plan.

As of January 31, 2012, the pension plan had an underfunded projected benefit obligation of $29 million. In February and March 2012, certain plan participants, who had previously transferred their employment to a successor contractor upon the expiration of the customer contract, elected to transfer, and the company transferred, $46 million of pension plan assets to a successor contractor's plan and settled $63 million of related pension plan obligations. As a result of the transfer, we expect to record an immaterial settlement gain during the three months ending April 30, 2012.

Outstanding Indebtedness

Notes Payable and Long-term Debt. Our outstanding notes payable and long-term debt consisted of the following:

	Stated interest rate	Effective interest rate	January 31 2012	2011
		($ in millions)		
SAIC senior unsecured notes:				
$450 million notes issued in fiscal 2011, which mature in December 2020	4.45%	4.53%	**$ 449**	$ 448
$300 million notes issued in fiscal 2011, which mature in December 2040	5.95%	6.03%	**300**	300
Science Applications senior unsecured notes:				
$550 million notes issued in fiscal 2003, which mature in July 2012	6.25%	6.50%	**550**	550
$250 million notes issued in fiscal 2003, which mature in July 2032	7.13%	7.43%	**248**	248
$300 million notes issued in fiscal 2004, which mature in July 2033	5.50%	5.78%	**296**	296
Other notes payable due on various dates through fiscal 2018	0%-2.5%	Various	**9**	10
Total notes payable and long-term debt			**1,852**	1,852
Less current portion			**553**	3
Total notes payable and long-term debt, net of current portion			**$1,299**	$1,849

These notes contain financial covenants and customary restrictive covenants, including, among other things, restrictions on our ability to create liens and enter into sale and leaseback transactions. We were in compliance with all covenants as of January 31, 2012. For additional information on our notes payable and long-term debt, see Note 7 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K.

Credit Facility. SAIC has a revolving credit facility, which provides for up to $750 million in unsecured borrowing capacity at interest rates determined, at our option, based on either LIBOR plus a margin or a defined base rate through fiscal 2017. Science Applications has fully and unconditionally guaranteed any borrowings under SAIC's revolving credit facility. As of January 31, 2012, we had $750 million of available borrowing capacity and as of that date and January 31, 2011, there were no borrowings outstanding under our revolving credit facility. The facility contains financial covenants and customary restrictive covenants. As of January 31, 2012, we were in compliance with all covenants under the revolving credit facility. A failure to meet the financial covenants in the future would reduce and could eliminate our borrowing capacity under the revolving credit facility. For additional information on our credit facility, see Note 6 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

We have outstanding performance guarantees and cross-indemnity agreements in connection with certain of our unconsolidated joint venture investments. We also have letters of credit outstanding principally related to guarantees on contracts with foreign government customers and surety bonds outstanding principally related to performance and payment bonds as described in Note 18 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K. These arrangements have not had, and management does not believe it is likely that they will in the future have, a material effect on our liquidity, capital resources, operations or financial condition. We have also entered into an agreement with a variable interest entity (VIE) in connection with a renewable energy project as described in Note 18 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K.

Contractual Obligations

The following table summarizes, as of January 31, 2012, our obligations to make future payments pursuant to certain contracts or arrangements and provides an estimate of the fiscal years in which these obligations are expected to be satisfied:

	Payments Due by Fiscal Year Total	2013	2014-2015	2016-2017	2018 and Thereafter
			(in millions)		
Contractual obligations:					
Long-term debt (including current portion) (1)	$3,289	$640	$146	$146	$2,357
Operating lease obligations (2)	596	124	204	130	138
Capital lease obligations	6	3	2	1	—
Estimated purchase obligations (3)	117	108	6	2	1
Other long-term liabilities (4)	162	25	51	31	55
Total contractual obligations	$4,170	$900	$409	$310	$2,551

(1) Includes total interest payments on our outstanding debt of $90 million in fiscal 2013, $144 million in fiscal 2014-2015, $144 million in fiscal 2016-2017 and $1,057 million in fiscal 2018 and thereafter.

(2) Excludes $30 million related to an operating lease on a contract with the Greek government as we are not obligated to make the lease payments to the lessee if our customer defaults on payments to us.

(3) Includes estimated obligations to transfer funds under legally enforceable agreements for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices. Excludes purchase orders for services or products to be delivered pursuant to U.S. Government contracts in which we have full recourse under normal contract termination clauses.

(4) Other long-term liabilities were allocated by fiscal year as follows: a liability for our foreign defined benefit pension plan is based upon the expected near-term contributions to the plan (for a discussion of potential changes in these pension obligations, see Note 9 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K); liabilities under deferred compensation arrangements are based upon the average annual payments in prior years upon termination of employment by participants; liabilities for uncertain tax positions are based upon the fiscal year that the statute of limitations is currently expected to expire, a liability to reimburse a customer for cash advances on a contract that is periodically renewed is based upon the fiscal year that the most recent contract renewal is ending; and other liabilities are based on the fiscal year that the liabilities are expected to be realized.

Commitments and Contingencies

We are subject to a number of reviews, investigations, claims, lawsuits and other uncertainties related to our business. For a discussion of these items, see Notes 17 and 18 of the combined notes to the consolidated financial statements contained within this Annual Report on Form 10-K.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Management evaluates these estimates and assumptions on an ongoing basis. Our estimates and assumptions have been prepared on the basis of the most current reasonably available information. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and conditions.

We have several critical accounting policies that are both important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments. Typically, the circumstances that make these judgments difficult, subjective and complex have to do with making estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are described below.

Revenue Recognition. We generate our revenues from various types of contracts, which include firm-fixed-price, time-and-materials, fixed-price-level-of-effort, cost-plus-fixed-fee, cost-plus-award-fee and cost-plus-incentive-fee contracts.

Cost-plus-fixed-fee contracts—Revenue is recognized on cost-plus-fixed-fee contracts with the U.S. Government on the basis of partial performance equal to costs incurred, plus an estimate of applicable fees earned as we become contractually entitled to reimbursement of costs and the applicable fees.

Time-and-materials contracts—Revenue is recognized on time-and-materials contracts with the U.S. Government using the percentage-of-completion method of accounting utilizing an output measure of progress. Revenue is recognized on time-and-materials contracts with non-U.S. Government customers using a proportional performance method. Under both of these methods, revenue is recognized based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material and subcontract costs and out-of-pocket expenses.

Fixed-price-level-of-effort contracts (FP-LOE)—These contracts are substantially similar to time-and-materials contracts except they require a specified level of effort over a stated period of time. Accordingly, we recognize revenue on FP-LOE contracts with the U.S. Government in a manner similar to time-and-materials contracts in which we measure progress toward completion based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material costs and out-of-pocket expenses.

Cost-plus-award-fee/cost-plus-incentive fee contracts—Revenues and fees on these contracts with the U.S. Government are primarily recognized using the percentage-of-completion method of accounting, most often based on the cost-to-cost method. We include an estimate of the ultimate incentive or award fee to be received on the contract in the estimate of contract revenues for purposes of applying the percentage-of-completion method of accounting.

Firm-fixed-price contracts—Revenues and fees on these contracts that are system integration or engineering in nature are primarily recognized using the percentage-of-completion method of accounting utilizing the cost-to-cost method.

Revenues from services and maintenance contracts, notwithstanding the contract type, are recognized over the term of the respective contracts as the services are performed and revenue is earned. Revenues from unit-priced contracts are recognized as transactions are processed based on objective measures of output. Revenues from the sale of manufactured products are recorded upon passage of title and risk of loss to the customer, which is generally upon delivery, provided that all other requirements for revenue recognition have been met.

We also use the efforts-expended method of percentage-of-completion using measures such as labor dollars for measuring progress toward completion in situations in which this approach is more representative of the progress on the contract. For example, the efforts-expended method is utilized when there are significant amounts of materials or hardware procured for the contract that is not representative of progress on the contract. Additionally, we utilize the units-of-delivery method under percentage-of-completion on contracts where separate units of output are produced. Under the units-of-delivery method, revenue is generally recognized when the units are delivered to the customer, provided that all other requirements for revenue recognition have been met.

We also evaluate contracts for multiple elements, and when appropriate, separate the contracts into separate units of accounting for revenue recognition.

We provide for anticipated losses on all types of contracts by recording an expense during the period in which the losses are determined. Amounts billed and collected but not yet recognized as revenues under certain types of contracts are deferred. Contract costs incurred for U.S. Government contracts, including indirect costs, are subject to audit and adjustment through negotiations with government representatives. Revenues on U.S. Government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Changes in estimates related to certain types of contracts accounted for using the percentage of completion method of accounting are recognized in the period in which such changes are made for the inception-to-date effect of the changes. Changes in these estimates can routinely occur over the contract performance period for a variety of reasons, including changes in contract scope, changes in contract cost estimates due to unanticipated cost growth or retirements of risk for amounts different than estimated, and changes in estimated incentive or award fees. Aggregate changes in contract estimates increased operating income by $38 million ($0.07 per diluted share) and $44 million ($0.08 per diluted share) for fiscal 2012 and fiscal 2011, respectively.

Our accounts receivable include unbilled receivables, which consist of costs and fees billable upon contract completion or the occurrence of a specified event, the majority of which is expected to be billed and collected within one year. Unbilled receivables are stated at estimated realizable value. Contract retentions are billed when we have negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by government representatives. Consequently, the timing of collection of retention balances is outside our control. Based on our historical experience, the majority of retention balances are expected to be collected beyond one year. We have extended deferred payment terms with contractual maturities that may exceed one year to three commercial customers related to certain construction projects. As of January 31, 2012, we have outstanding receivables of $73 million with these customers with collection expected in fiscal 2013. When events or conditions indicate that amounts outstanding from customers may become uncollectible, an allowance is estimated and recorded.

Contract claims are unanticipated additional costs incurred but not provided for in the executed contract price that we seek to recover from the customer. Such costs are expensed as incurred. Additional revenue related to contract claims is recognized when the amounts are awarded by the customer.

In certain situations, primarily where we are not the primary obligor on certain elements of a contract such as the provision of administrative oversight and/or management of government-owned facilities or logistical support services related to other vendors' products, we recognize as revenues the net management fee associated with the services and exclude from our income statement the gross sales and costs associated with the facility or other vendors' products.

Business Combinations and Goodwill and Intangible Assets Impairment. We have engaged and expect to continue to engage in business acquisition activity. The accounting for business combinations requires management to make judgments and estimates of the fair value of assets acquired, including the identification and valuation of intangible assets, as well as the liabilities and contingencies assumed. Such judgments and estimates directly impact the amount of goodwill recognized in connection with each acquisition.

Goodwill is assessed for impairment at least annually and whenever events or circumstances indicate that the carrying value may not be recoverable. We perform our annual goodwill impairment assessment as of the beginning of the fourth quarter.

The goodwill impairment test is a two-step process performed at the reporting unit level. The first step consists of estimating the fair values of each of the reporting units based on a combination of two valuation methods, a market approach and an income approach. Fair value computed using these two methods is determined using a number of factors, including projected future operating results and business plans, economic projections, anticipated future cash flows, comparable market data based on industry grouping, and the cost of capital. The estimated fair values are compared with the carrying values of the reporting units, which include the allocated goodwill. If the fair value is less than the carrying value of a reporting unit, which includes the allocated goodwill, a second step is performed to compute the amount of the impairment by determining an implied fair value of goodwill. The implied fair value of goodwill is the residual fair value derived by deducting the fair value of a reporting unit's identifiable assets and liabilities from its estimated fair value calculated in the first step. The impairment expense represents the excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the reporting unit's goodwill. The goodwill impairment test process requires management to make significant judgments and assumptions, including revenue, profit and cash flow forecasts, about the business units to which goodwill is assigned. Misjudgments in this forecasting process could result in management not taking an impairment charge when one may be required. Our goodwill impairment tests performed for fiscal 2012, 2011 and 2010 did not result in any impairment of goodwill since the fair value was in excess of the carrying value. The carrying value of goodwill as of January 31, 2012 was $1.826 billion.

Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In fiscal 2012 and 2010, we recognized impairment losses on intangible assets of $19 million and $6 million, respectively. We did not recognize any impairment losses on intangible assets in fiscal 2011. The carrying value of intangible assets as of January 31, 2012 was $176 million.

Income Taxes. We account for income taxes under the asset and liability method of accounting, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted. The provision for federal, state, foreign and local income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes. Recording our provision for income taxes requires management to make significant judgments and estimates for matters whose ultimate resolution may not become known until the final resolution of an examination by the IRS or state agencies. Additionally, recording liabilities for uncertain tax positions involves significant judgment in evaluating our tax positions and developing our best estimate of the taxes ultimately expected to be paid.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. If we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount or would no longer be able to realize our deferred income tax assets in the future as currently recorded, we would make an adjustment to the valuation allowance which would decrease or increase the provision for income taxes.

We have also recognized liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We have experienced years when liabilities for uncertain tax positions were settled for amounts different from recorded amounts as described in Note 11 of the combined notes to the consolidated financial statements contained within this Annual Report on Form 10-K.

Stock-Based Compensation. We account for stock-based compensation in accordance with the accounting standard for stock compensation. Under the fair value recognition provisions of this standard, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period, net of an estimated forfeiture rate. The estimation of stock option fair value requires management to make complex estimates and judgments about, among other things, employee exercise behavior, forfeiture rates, and the volatility of SAIC common stock. These judgments directly affect the amount of compensation expense that will ultimately be recognized. The expected term for all awards granted is derived from our historical experience, except for awards granted to our outside directors, for which the expected term of awards granted is derived utilizing the "simplified" method presented in SEC Staff Accounting Bulletin Nos. 107 and 110, "Share-Based Payment". Expected volatility is based on an average of the historical volatility of SAIC stock and the implied volatility from traded options on SAIC stock. We assumed weighted average volatilities of 23.4%, 25.1% and 30.6% for fiscal 2012, 2011 and 2010, respectively. If other assumptions are held constant, a ten percentage point change in our fiscal 2012 volatility assumption would have increased or decreased the grant-date fair value of our fiscal 2012 option awards by approximately 30%.

Non-GAAP Financial Measures

In this Annual Report on Form 10-K, we refer to internal revenue growth percentage, which is a non-GAAP financial measure that we reconcile to the most directly comparable GAAP financial measure. We calculate our internal revenue growth percentage by comparing our reported revenue for the current year to the revenue for the prior year adjusted to include the actual revenue of acquired businesses for the comparable prior year before acquisition. This calculation has the effect of adding revenue for the acquired businesses for the comparable prior year to our prior year reported revenue.

We use internal revenue growth percentage as an indicator of how successful we are at growing our base business and how successful we are at growing the revenues of the businesses that we acquire. Our integration of acquired businesses allows our current management to leverage business development capabilities, drive internal resource collaboration, utilize access to markets and qualifications, and refine strategies to realize synergies, which benefits both acquired and existing businesses. As a result, the performance of the combined enterprise post-acquisition is an important measurement. In addition, as a means of rewarding the successful integration and growth of acquired businesses, and not acquisitions themselves, incentive compensation for our executives and the broader employee population is based, in part, on achievement of revenue targets linked to internal revenue growth.

The limitation of this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure is that internal revenue growth percentage is one of two components of the total revenue growth percentage, which is the most directly comparable GAAP financial measure. We address this limitation by presenting the total revenue growth percentage next to or near disclosures of internal revenue growth percentage. This financial measure is not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. The method that we use to calculate internal revenue growth percentage is not necessarily comparable to similarly titled financial measures presented by other companies. Internal revenue growth (contraction) percentages for fiscal 2012 and 2011 were calculated as follows:

	Year Ended January 31	
	2012	2011
	(dollars in millions)	
Defense Solutions:		
Prior fiscal year's revenues, as reported	**$ 4,657**	$ 4,518
Revenues of acquired businesses for the comparable prior year period	**5**	6
Prior fiscal year's revenues, as adjusted	**$ 4,662**	$ 4,524
Current fiscal year's revenues, as reported	**4,191**	4,657
Internal revenue growth (contraction)	**$ (471)**	$ 133
Internal revenue growth (contraction) percentage	**(10)%**	3%
Health, Energy and Civil Solutions:		
Prior fiscal year's revenues, as reported	**$ 2,792**	$ 2,848
Revenues of acquired businesses for the comparable prior year period	**132**	128
Prior fiscal year's revenues, as adjusted	**$ 2,924**	$ 2,976
Current fiscal year's revenues, as reported	**2,858**	2,792
Internal revenue contraction	**$ (66)**	$ (184)
Internal revenue contraction percentage	**(2)%**	(6)%
Intelligence and Cybersecurity Solutions:		
Prior fiscal year's revenues, as reported	**$ 3,421**	$ 3,216
Revenues of acquired businesses for the comparable prior year period	**5**	88
Prior fiscal year's revenues, as adjusted	**$ 3,426**	$ 3,304
Current fiscal year's revenues, as reported	**3,540**	3,421
Internal revenue growth	**$ 114**	$ 117
Internal revenue growth percentage	**3%**	4%
Total*:		
Prior fiscal year's revenues, as reported	**$10,921**	$10,580
Revenues of acquired businesses for the comparable prior year period	**142**	222
Prior fiscal year's revenues, as adjusted	**$11,063**	$10,802
Current fiscal year's revenues, as reported	**10,587**	10,921
Internal revenue growth (contraction)	**$ (476)**	$ 119
Internal revenue growth (contraction) percentage	**(4)%**	1%

* Total revenues include amounts related to Corporate and Other and intersegment eliminations.

Recently Adopted and Issued Accounting Pronouncements

For additional information regarding recently adopted and issued accounting pronouncements, see Note 1 of the combined notes to consolidated financial statements contained within this Annual Report on Form 10-K.

Effects of Inflation

Approximately 50% of our revenues are derived from cost-reimbursement type contracts, which are generally completed within one year. Bids for longer-term FFP and T&M and FP-LOE contracts typically include sufficient provisions for labor and other cost escalations to cover anticipated cost increases over the period of performance. Consequently, revenues and costs have generally both increased commensurate with inflation. As a result, net income as a percentage of total revenues has not been significantly impacted by inflation.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to certain market risks in the normal course of business. Our current market risk exposures are primarily related to interest rates and foreign currency fluctuations. The following information about our market sensitive financial instruments contains forward-looking statements.

Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents and long-term debt obligations. We have established an investment policy to protect the safety, liquidity and after-tax yield of invested funds. This policy establishes guidelines regarding acceptability of instruments and maximum maturity dates and requires diversification in the investment portfolios by establishing maximum amounts that may be invested in designated instruments and issuers. We do not authorize the use of derivative instruments in our managed short-term investment portfolios. Our policy authorizes, with board of directors' approval, the limited use of derivative instruments only to hedge specific interest rate risks.

The table below provides information about our financial instruments at January 31, 2012 that are sensitive to changes in interest rates. For debt obligations and short-term investments, the table presents principal cash flows in U.S. dollars and related weighted average interest rates by expected maturity dates.

	2013	2014	2015	2016	2017	Thereafter	Total	Estimated Fair Value as of January 31, 2012
	(dollars in millions)							
Assets:								
Cash and cash equivalents	$1,592	$ —	$ —	$ —	$ —	$ —	$1,592	$1,592
Average interest rate	.1%	—	—	—	—	—		
Liabilities:								
Short-term and long-term debt:								
Variable interest rate	$ —	$ 1	$ 1	$ —	$ 1	$ —	$ 3	$ 3
Weighted average interest rate	—%	2.5%	2.5%	—	2.5%	—		
Fixed rate	$ 553	$ 1	$ 1	$ 1	$ 1	$1,300	$1,857	$2,008
Weighted average interest rate	6.2%	4.0%	3.3%	2.9%	3.1%	5.6%		

At January 31, 2012 and 2011, our cash and cash equivalents included investments in several large institutional money market funds that invest primarily in bills, notes and bonds issued by the U.S. Treasury, U.S. Government guaranteed repurchase agreements fully collateralized by U.S. Treasury obligations, U.S. Government guaranteed securities and investment-grade corporate securities that had original maturities of three months or less. A 10% unfavorable interest rate movement would not materially impact the value of the holdings and would have a negligible impact on interest income at current market interest rates.

Foreign Currency Risk. Although the majority of our transactions are denominated in U.S. dollars, some of our transactions are denominated in foreign currencies. Our foreign currency exchange rate risk relates to receipts from customers, payments to suppliers and certain intercompany transactions denominated in currencies other than our (or one of our subsidiaries') functional currency.

Item 8. *Financial Statements and Supplementary Data*

See our consolidated financial statements attached hereto and listed on the Index to Consolidated Financial Statements set forth on page F-1 of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer (our Chief Executive Officer) and principal financial officer (our Executive Vice President and Chief Financial Officer), has evaluated the effectiveness of SAIC's and Science Applications' disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) as of January 31, 2012, and our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities Exchange Commission. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

During the quarter ended January 31, 2012, we remediated the material weakness in internal controls over financial reporting resulting from a breakdown of the operating effectiveness of certain of our internal controls in our control environment related to our CityTime program that was reported in our Form 10-Q for the three months ended October 31, 2011.

After our comprehensive review of the CityTime program, including a review of management performance, the Group President, Deputy Group President and Business Unit General Manager responsible for management and oversight of the CityTime program were removed from their positions and are no longer with the Company. We are not aware of any evidence that these individuals had any personal involvement in the fraud in the CityTime program.

In addition to taking the above-described employment actions with respect to the executives responsible for management and oversight on the CityTime program, we engaged an outside law firm to undertake a review of our key policies and practices and to recommend changes to strengthen our control environment. Based on these recommendations, we developed a process improvement and control enhancement plan, which includes management reinforcement of ethics and compliance throughout the organization, improved rigor of management oversight, and enhancement of the ethics case management and investigation process. We have completed the following actions as part of the process improvement and control enhancement plan:

- We executed an enterprise-wide communications plan that focused on the lessons that we have learned from CityTime, and reinforced ethics and compliance throughout the organization.
- We revised company policy, procedures and controls to charge personnel who conduct pre- and post-award reviews with the duty to evaluate fraud, corruption, and compliance risks. The program review process has been revised to include a requirement for fraud, corruption, and compliance discussions. Further, key program personnel (e.g., program managers, project controllers, subcontract technical managers, subcontract administrators, contracts managers, and quality assurance directors) received appropriate training on fraud and corruption risk factor detection.
- We established a corporate-level program review function charged with conducting in-depth reviews of programs that present potential or unique fraud, corruption, or other legal and ethical risks.
- We implemented a review of our significant programs (as identified by risk profile) by our internal audit function throughout the year as business unit audits are performed, and on an annual basis (which began in the third quarter of fiscal 2012).
- We implemented a cross functional, comprehensively integrated management committee combining members from SAIC's Ethics Review Committee and Audit Review Committee designed to raise awareness of issues identified across the organization to ensure adequate review of risks and identification of areas for further inquiry, audit, and training.
- We implemented a new requirement (and revised our Standards of Business and Ethics Conduct policy to reflect this requirement) that business managers ensure that all violations or suspected violations related to our Code of Conduct or Standards of Business and Ethics Conduct policy have been reported to our Employee Ethics Council, or to a corporate hotline to ensure all concerns are properly identified, investigated, and appropriate follow up/disciplinary actions are taken. Business managers must certify quarterly that they are not aware of any violation or suspected violation involving our Code of Conduct or our Standards of Business and Ethics Conduct policy, including fraud, that has not been reported to the Employee Ethics Council or SAIC Hotline.
- We implemented a policy and monitoring controls to preclude our groups (rather than a business unit) from directly overseeing any Company program without the Chief Executive Officer's approval.

- We implemented a process and control to ensure that all employees who conduct investigations that implicate our Code of Conduct are independent of the relevant business unit or function, including a written certification of independence by the assigned investigator.
- We revised our Standards of Business and Ethics Conduct policy and Code of Conduct to expressly prohibit kickbacks, and any acts involving fraud or corruption. We are in process of updating our Ethics Awareness training program to incorporate these revisions.

We have also retained an independent compliance monitor to evaluate our ethics and compliance policies, processes, and functions; evaluate the implementation of the control evaluation and enhancement program; make recommendations to us on further control enhancements; and report to us and the Government regarding their findings.

During the quarter, we also implemented additional tools and mechanisms to enhance internal controls to prevent and detect unauthorized access to our information technology infrastructure and systems.

Changes in Internal Control Over Financial Reporting

Other than changes in our internal control over financial reporting relating to the remediation of the material weakness and information technology infrastructure and systems described above, there have been no changes in our internal control over financial reporting that occurred in the quarterly period covered by this report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of SAIC's and Science Application's internal control over financial reporting as of January 31, 2012 based on the framework established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has assessed in its evaluation the effectiveness of our internal control over financial reporting as of January 31, 2012 and has concluded that our internal control over financial reporting as of that date was effective.

Deloitte & Touche LLP, an independent registered public accounting firm, audited our consolidated financial statements included in this Annual Report on Form 10-K and our internal control over financial reporting, and that firm's reports on our internal control over financial reporting are set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SAIC, Inc.
McLean, Virginia

We have audited the internal control over financial reporting of SAIC, Inc. and subsidiaries (the "Company") as of January 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 31, 2012, of the Company and our report dated March 26, 2012, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's election to change its method of recognizing pension expense.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Science Applications International Corporation
McLean, Virginia

We have audited the internal control over financial reporting of Science Applications International Corporation and subsidiaries (the "Company") as of January 31 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 31 2012, of the Company and our report dated March 26, 2012, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 26, 2012

Item 9B. ***Other Information***

None.

Item 10. *Directors, Executive Officers and Corporate Governance*

For certain information required by Item 10 with respect to executive officers, see "Executive and Other Key Officers of the Registrant" at the end of Part I of this Annual Report on Form 10-K. For additional information required by Item 10 with respect to executive officers and directors, including audit committee and audit committee financial experts, procedures by which stockholders may recommend nominees to the board of directors, and compliance with Section 16(a) of the Securities Exchange Act of 1934, see the information set forth under the captions "Proposal 1–Election of Directors," "Corporate Governance" and "Other Information" appearing in the 2012 Proxy Statement, which information is incorporated by reference into this Annual Report on Form 10-K.

We have adopted a code of business ethics that applies to our principal executive officer and our senior financial officers. A copy of our Code of Ethics for Principal Executive Officer and Senior Financial Officers is available on the Investor Relations section of our website free of charge at *www.saic.com* by clicking on the links entitled "Investors" then "Corporate Governance" and then "Code of Conduct." We intend to post on our website any material changes to or waivers from our code of business ethics. The information on our website is not incorporated by reference into and is not a part of this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

For information required by Item 11 with respect to executive compensation, see the information set forth under the captions "Compensation Discussion and Analysis," "Executive Compensation" and "Corporate Governance" in the 2012 Proxy Statement, which information is incorporated by reference into this Annual Report on Form 10-K.

For information required by Item 11 with respect to compensation committee interlocks and insider participation, see the information set forth under the caption "Corporate Governance" in the 2012 Proxy Statement, which information is incorporated by reference into this Annual Report on Form 10-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

For information required by Item 12 with respect to the security ownership of certain beneficial owners and management, see the information set forth under the caption "Other Information" in the 2012 Proxy Statement, which information is incorporated by reference into this Annual Report on Form 10-K.

Information with respect to our equity compensation plans as of January 31, 2012 is set forth below:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders (1)	21,291,212(2)	$17.90(3)	167,384,894(4)
Equity compensation plans not approved by security holders (5)	—	—	—(5)
Total	21,291,212	$17.90(3)	167,384,894

(1) The following equity compensation plans approved by security holders are included in this plan category: the 2006 Equity Incentive Plan and the 2006 Employee Stock Purchase Plan.

(2) Represents 450,233 shares of SAIC common stock reserved for future issuance for the expected number of shares of stock to be issued for performance-based stock awards under the 2006 Equity Incentive Plan and 20,840,979 shares of SAIC common stock reserved for future issuance upon the exercise of outstanding options awarded under the 2006 Equity Incentive Plan. Does not include shares to be issued pursuant to purchase rights under the 2006 Employee Stock Purchase Plan.

(3) Does not include shares to be issued for performance-based stock awards, which will not require any payment upon issuance of those shares.

(4) Represents 33,374,877 shares of SAIC common stock under the 2006 Employee Stock Purchase Plan and 134,010,017 shares of SAIC common stock under the 2006 Equity Incentive Plan. The maximum number of shares initially available for issuance under the 2006 Employee Stock Purchase Plan was 9 million. The 2006 Employee Stock Purchase Plan provides for an automatic increase to the share reserve on the first day of each fiscal year beginning on February 1, 2007 in an amount equal to the lesser of (i) 9 million shares, (ii) two percent of the number of shares of SAIC common stock outstanding on the last day of the immediately preceding fiscal year or (iii) a number determined by the compensation committee of the board of directors. The maximum number of shares initially available for issuance under the 2006 Equity Incentive Plan was 75 million.

The 2006 Equity Incentive Plan provides for an automatic increase to the share reserve on the first day of each fiscal year beginning on February 1, 2007 in an amount equal to the lesser of (a) 30 million shares, (b) five percent of the number of shares of SAIC common stock outstanding on the last day of the immediately preceding fiscal year or (c) a number determined by the board of directors or compensation committee. Those shares (i) that are issued under the 2006 Equity Incentive Plan that are forfeited or repurchased at the original purchase price or less or that are issuable upon exercise of awards granted under the plan that expire or become unexercisable for any reason after their grant date without having been exercised in full, (ii) that are withheld from an option or stock award pursuant to a Company-approved net exercise provision, (iii) that are retained upon exercise of a stock appreciation right or (iv) that are not delivered to or are award shares surrendered by a holder in consideration for applicable tax withholding will continue to be available for issuance under the plan.

(5) The Stock Compensation Plan and the Management Stock Compensation Plan have not been approved by security holders and are included in this plan category. These plans do not provide for a maximum number of shares available for future issuance.

Some of the principal features of the Stock Compensation Plan and the Management Stock Compensation Plan, together referred to as the Stock Compensation Plans, are summarized below, which summary is qualified in its entirety by the full text of the Stock Compensation Plans. Stockholder approval of the Stock Compensation Plans was not required.

Summary of the Stock Compensation Plans

The Stock Compensation Plans have been adopted to provide a long-term incentive to key employees by making deferred awards of shares of SAIC stock. All officers and employees are eligible to receive awards under the Stock Compensation Plan. However, only a select group of management and highly compensated senior employees are eligible to receive awards under the Management Stock Compensation Plan. We intend to limit participants of the Management Stock Compensation Plan to individuals that would permit the plan to be treated as a "top hat" plan under applicable Internal Revenue Service and Department of Labor Regulations.

The awarding authority (as appointed by our board of directors) designates those key employees receiving awards and the number of share units to be awarded. Each share unit generally corresponds to one share of stock, but the employee receiving an award of share units will not have a direct ownership interest in the shares of stock represented by the share units. We have established a trust which enables us to transfer shares of SAIC stock into the trust for purposes of funding the Stock Compensation Plans' obligations. The trust, which is maintained by Vanguard Fiduciary Trust Company as trustee under a trust agreement between the trustee and us, is a special type of trust known as a rabbi trust. In order to avoid current taxation of awards under the Stock Compensation Plans, the trust must permit our creditors to reach the assets of the trust in the event of our bankruptcy or insolvency.

The awarding authority will establish a vesting schedule of not more than seven years for each award. Awards will generally vest 100% at the end of the fourth year following the date of award. The death of a participant or a change in control of us will result in full vesting of an award. A participant will forfeit any unvested portions of the account if the participant's employment terminates for any reason other than death. We receive the benefit of forfeited amounts to satisfy future awards under the Stock Compensation Plans.

Participants of the Stock Compensation Plan receive a lump sum distribution of their awards in shares of stock once they become vested while participants of the Management Stock Compensation Plan receive a distribution of their awards in shares of stock following termination or retirement. Participants will be taxed on the value of any amounts distributed from the Stock Compensation Plans at the time of the distribution.

The day-to-day administration of the Stock Compensation Plans is provided by the nonqualified plans committee appointed by our board of directors. We have the right to amend or terminate the Stock Compensation Plans at any time and for any reason.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

For information required by Item 13 with respect to certain relationships and related transactions and the independence of directors and nominees, see the information set forth under the caption "Corporate Governance" in the 2012 Proxy Statement, which information is incorporated by reference into this Annual Report on Form 10-K.

Item 14. *Principal Accounting Fees and Services*

For information required by Item 14 with respect to principal accounting fees and services, see the information set forth under the caption "Audit Matters" in the 2012 Proxy Statement, which information is incorporated by reference into this Annual Report on Form 10-K.

Item 15. *Exhibits, Financial Statement Schedules*

(a) Documents filed as part of the report:

1. *Financial Statements*

Our consolidated financial statements are attached hereto and listed on the Index to Consolidated Financial Statements set forth on page F-1 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules*

Financial statement schedules are omitted because they are not applicable or the required information is shown in our consolidated financial statements or the notes thereto.

3. *Exhibits*

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, as amended and restated as of July 24, 2006, by and among Science Applications International Corporation, SAIC, Inc. and SAIC Merger Sub, Inc. Incorporated by reference to Exhibit 2.1 to SAIC, Inc.'s Post-Effective Amendment No. 3 to Form S-4 Registration Statement No. 333-128022, filed on July 25, 2006 with the SEC.
3.1	Restated Certificate of Incorporation of SAIC, Inc. Incorporated by reference to Exhibit 3.1 to SAIC, Inc.'s Current Report on Form 8-K as filed on June 22, 2011 with the SEC.
3.2	Restated Bylaws of SAIC, Inc. Incorporated by reference to Exhibit 3.1 to SAIC, Inc.'s Current Report on Form 8-K as filed on January 31, 2012 with the SEC.
3.3	Restated Certificate of Incorporation of Science Applications International Corporation. Incorporated by reference to Exhibit 3.3 to Science Applications International Corporation's Form S-4 Registration Statement No. 333-176896 filed on September 19, 2011 with the SEC.
3.4	Bylaws of Science Applications International Corporation.
4.1	Indenture dated June 28, 2002 between Science Applications International Corporation and JPMorgan Chase Bank, as trustee. Incorporated by reference to Exhibit 4.2 to Science Applications International Corporation's Current Report on Form 8-K as filed on July 3, 2002 with the SEC. (SEC File No. 000-12771)
4.2	First Supplemental Indenture, dated October 13, 2006, by and among Science Applications International Corporation, SAIC, Inc. and The Bank of New York Trust Company, N.A., as successor trustee to JPMorgan Chase Bank, N.A. Incorporated by reference to Exhibit 4.2 to SAIC, Inc.'s Current Report on Form 8-K as filed on October 17, 2006 with the SEC. (SEC File No. 001-33072)
4.3	Indenture dated as of December 20, 2010, among SAIC, Inc., Science Applications International Corporation and The Bank of New York Mellon Trust Company, N.A. as Trustee. Incorporated by reference to Exhibit 4.1 to SAIC, Inc.'s Current Report on Form 8-K as filed on December 22, 2010 with the SEC.
10.1	Assignment and Assumption Agreement, dated October 16, 2006, between SAIC, Inc. and Science Applications International Corporation. Incorporated by reference to Exhibit 10.1 to SAIC, Inc.'s Current Report on Form 8-K as filed on October 17, 2006 with the SEC. (SEC File No. 001-33072)
10.2*	SAIC, Inc.'s 2006 Equity Incentive Plan (as amended May 30, 2008). Incorporated by reference to Exhibit 10.1 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2008 as filed on June 4, 2008 with the SEC.
10.3*	Science Applications International Corporation's Stock Compensation Plan, as amended and restated effective January 1, 2005, as further amended. Incorporated by reference to Exhibit 10.1 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009 as filed on December 9, 2009 with the SEC.
10.4*	Science Applications International Corporation's Management Stock Compensation Plan, as amended and restated effective January 1, 2005, as further amended. Incorporated by reference to Exhibit 10.2 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009 as filed on December 9, 2009 with the SEC.
10.5*	Science Applications International Corporation's Keystaff Deferral Plan, as amended and restated effective January 1, 2005, as further amended. Incorporated by reference to Exhibit 10.3 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009 as filed on December 9, 2009 with the SEC.

Exhibit Number	Description of Exhibit
10.6*	Science Applications International Corporation's Key Executive Stock Deferral Plan, as amended and restated effective January 1, 2005, as further amended. Incorporated by reference to Exhibit 10.4 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009 as filed on December 9, 2009 with the SEC.
10.7*	SAIC, Inc.'s 2006 Employee Stock Purchase Plan, as amended and restated effective July 1, 2010. Incorporated by reference to Exhibit 10.1 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2010 as filed on September 3, 2010 with the SEC.
10.8*	Science Applications International Corporation's 401(k) Excess Deferral Plan (Effective as of January 1, 2011). Incorporated by reference to Exhibit 10.9 to SAIC, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2011 as filed on March 25, 2011 with the SEC.
10.9*	Form of Stock Award Agreement of SAIC, Inc.'s 2006 Equity Incentive Plan. Incorporated by reference to Exhibit 10.5 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009 as filed on December 9, 2009 with the SEC.
10.10*	Form of Nonstatutory Stock Option Agreement of SAIC, Inc.'s 2006 Equity Incentive Plan. Incorporated by reference to Exhibit 10.6 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009 as filed on December 9, 2009 with the SEC.
10.11*	Form of Nonstatutory Stock Option Agreement of SAIC, Inc.'s 2006 Equity Incentive Plan (covering options granted after February 18, 2011). Incorporated by reference to Exhibit 10.12 to SAIC, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2011 as filed on March 25, 2011 with the SEC.
10.12*	Form of Stock Award Agreement (Non-Employee Directors) of SAIC, Inc.'s 2006 Equity Incentive Plan. Incorporated by reference to Exhibit 10.7 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009 as filed on December 9, 2009 with the SEC.
10.13*	Form of Nonstatutory Stock Option Agreement (Non-Employee Directors) of SAIC, Inc.'s 2006 Equity Incentive Plan. Incorporated by reference to Exhibit 10.8 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009 as filed on December 9, 2009 with the SEC.
10.14*	Form of Nonstatutory Stock Option Agreement (Non-Employee Directors) of SAIC, Inc.'s 2006 Equity Incentive Plan (covering options granted after February 18, 2011). Incorporated by reference to Exhibit 10.15 to SAIC, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2011 as filed on March 25, 2011 with the SEC.
10.15*	Form of Performance Share Award Agreement of SAIC, Inc.'s 2006 Equity Incentive Plan. Incorporated by reference to Exhibit 10.2 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2011 as filed on June 3, 2011 with the SEC.
10.16*	Form of Recoupment Policy and Non-Solicitation Acknowledgment and Agreement. Incorporated by reference to Exhibit 10.1 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2010 as filed on June 4, 2010 with the SEC.
10.17	Amended and Restated Four Year Credit Agreement, dated March 11, 2011, among SAIC, Inc., as borrower, Science Applications International Corporation, as guarantor, Citibank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, Morgan Stanley Bank, N.A., The Bank of Nova Scotia and Wells Fargo Bank, National Association, as co-documentation agents, and the other lenders party thereto. Incorporated by reference to Exhibit 10.1 to SAIC, Inc.'s Current Report on Form 8-K as filed on March 15, 2011 with the SEC.
10.18*	Form of Indemnification Agreement. Incorporated by reference to Exhibit 10.1 to SAIC, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2007 as filed on June 7, 2007 with the SEC.
10.19*	Form of Severance Protection Agreement.
10.20*	Employment Letter Agreement between Science Applications International Corporation and Mark Sopp, dated as of November 17, 2005. Incorporated by reference to Exhibit 10.1 to Science Applications International Corporation's Current Report on Form 8-K as filed on November 28, 2005 with the SEC. (SEC File No. 001-33072)
10.21*	Stock Offer Letter dated November 14, 2005 to Mark Sopp from Science Applications International Corporation. Incorporated by reference to Exhibit 10.2 to Science Applications International Corporation's Current Report on Form 8-K as filed on November 28, 2005 with the SEC.

Exhibit Number	Description of Exhibit
10.22*	Employment Letter Agreement dated June 19, 2009, between Walter P. Havenstein and Science Applications International Corporation. Incorporated by reference to Exhibit 10.1 to SAIC, Inc.'s Current Report on Form 8-K as filed on June 23, 2009 with the SEC.
10.23*	Stock Offer Letter dated June 19, 2009, to Walter P. Havenstein from Science Applications International Corporation. Incorporated by reference to Exhibit 10.2 to SAIC, Inc.'s Current Report on Form 8-K as filed on June 23, 2009 with the SEC.
10.24*	Letter Agreement, dated February 23, 2012, among SAIC, Inc., Science Applications International Corporation and Walter P. Havenstein. Incorporated by reference to Exhibit 99.1 to SAIC, Inc.'s Current Report on Form 8-K as filed on February 24, 2012 with the SEC.
10.25*	Employment Letter Agreement dated February 29, 2012, to John P. Jumper. Incorporated by reference to Exhibit 10.1 to SAIC, Inc.'s Current Report on Form 8-K/A as filed on March 2, 2012 with the SEC.
10.26*	Stock Offer Letter dated February 29, 2012 to John P. Jumper. Incorporated by reference to Exhibit 10.2 to SAIC, Inc.'s Current Report on Form 8-K/A as filed on March 2, 2012 with the SEC.
10.27	Deferred Prosecution Agreement between Science Applications and the U.S. Attorney's Office for the Southern District of New York effective March 14, 2012. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 14, 2012 with the SEC.
21	Subsidiaries of Registrants.
23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Patent License and Assignment Agreement dated as of August 12, 2005 between Science Applications International Corporation and VirnetX, Inc. Incorporated by reference to Exhibit 99.1 to SAIC, Inc.'s Annual Report on Form 10-K as filed on April 1, 2010 with the SEC.
99.2 †	Amendment No. 1 dated as of November 2, 2006 to Patent License and Assignment Agreement between Science Applications International Corporation and VirnetX, Inc. Incorporated by reference to Exhibit 99.2 to SAIC, Inc.'s Annual Report on Form 10-K as filed on April 1, 2010 with the SEC.
99.3	Amendment No. 2 dated as of March 12, 2008 to Patent License and Assignment Agreement between Science Applications International Corporation and VirnetX, Inc. Incorporated by reference to Exhibit 99.3 to SAIC, Inc.'s Annual Report on Form 10-K as filed on April 1, 2010 with the SEC.
99.4 †	Professional Services Contract effective September 7, 1999 between Science Applications International Corporation and In-Q-Tel, Inc. (f/k/a In-Q-It, Inc.). Incorporated by reference to Exhibit 99.4 to SAIC, Inc.'s Annual Report on Form 10-K as filed on April 1, 2010 with the SEC.
101	Interactive Data File.

* Executive Compensation Plans and Arrangements

† Confidential treatment has been granted with respect to certain portions of these exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAIC, Inc.

By /s/ Mark W. Sopp

Mark W. Sopp
Executive Vice President and Chief Financial Officer

Dated: March 27, 2012

Science Applications International Corporation

By /s/ Mark W. Sopp

Mark W. Sopp
Executive Vice President and Chief Financial Officer

Dated: March 27, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of each of SAIC, Inc. and Science Applications International Corporation, in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John P. Jumper **John P. Jumper**	Principal Executive Officer and Director	March 27, 2012
/s/ Mark W. Sopp **Mark W. Sopp**	Principal Financial Officer	March 27, 2012
/s/ John R. Hartley **John R. Hartley**	Principal Accounting Officer	March 27, 2012
/s/ A. Thomas Young **A. Thomas Young**	Chair of the Board	March 27, 2012
/s/ France A. Córdova **France A. Córdova**	Director	March 27, 2012
/s/ Jere A. Drummond **Jere A. Drummond**	Director	March 27, 2012
/s/ Thomas F. Frist III **Thomas F. Frist, III**	Director	March 27, 2012
/s/ John J. Hamre **John J. Hamre**	Director	March 27, 2012
/s/ Miriam E. John **Miriam E. John**	Director	March 27, 2012
/s/ Anita K. Jones **Anita K. Jones**	Director	March 27, 2012
/s/ Harry M. J. Kraemer, Jr. **Harry M. J. Kraemer, Jr.**	Director	March 27, 2012
/s/ Lawrence C. Nussdorf **Lawrence C. Nussdorf**	Director	March 27, 2012

SIGNATURES

Signature	Title	Date
/s/ Edward J. Sanderson, Jr. **Edward J. Sanderson, Jr.**	Director	March 27, 2012
/s/ Louis A. Simpson **Louis A. Simpson**	Director	March 27, 2012

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SAIC, INC.
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial statement schedules are omitted because they are not applicable or the required information is presented in the consolidated financial statements or the notes thereto.

SAIC, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SAIC, Inc.
McLean, Virginia

We have audited the accompanying consolidated balance sheets of SAIC, Inc. and subsidiaries (the "Company") as of January 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SAIC, Inc. and subsidiaries as of January 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on February 1, 2011, the Company has elected to change its method of recognizing pension expense.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2012, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 26, 2012

SAIC, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended January 31		
	2012	2011	2010
	(in millions, except per share amounts)		
Revenues	**$10,587**	$10,921	$10,580
Costs and expenses:			
Cost of revenues	**9,606**	9,476	9,151
Selling, general and administrative expenses	**670**	498	593
Operating income	**311**	947	836
Non-operating income (expense):			
Interest income	**5**	2	2
Interest expense	**(114)**	(79)	(76)
Other income, net	**5**	2	6
Income from continuing operations before income taxes	**207**	872	768
Provision for income taxes	**(215)**	(314)	(289)
Income (loss) from continuing operations	**(8)**	558	479
Discontinued operations (Note 16):			
Income from discontinued operations before income taxes	**117**	89	24
Provision for income taxes	**(50)**	(28)	(7)
Income from discontinued operations	**67**	61	17
Net income	**$ 59**	$ 619	$ 496
Earnings per share (Note 2):			
Basic:			
Income (loss) from continuing operations	**$ (.02)**	$ 1.48	$ 1.20
Income from discontinued operations	**.20**	.17	.05
	$ .18	$ 1.65	$ 1.25
Diluted:			
Income (loss) from continuing operations	**$ (.02)**	$ 1.48	$ 1.19
Income from discontinued operations	**.20**	.16	.04
	$ .18	$ 1.64	$ 1.23

See accompanying combined notes to consolidated financial statements.

SAIC, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Net income	**$ 59**	$619	$496
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**8**	—	12
Deferred taxes	**(4)**	—	(3)
Foreign currency translation adjustments, net of tax	**4**	—	9
Reclassification of realized loss on settled derivative instruments to net income	**1**	1	—
Deferred taxes	**(1)**	—	—
Reclassification of realized loss on settled derivative instruments to net income, net of tax	**—**	1	—
Pension liability adjustments	**(13)**	12	(3)
Deferred taxes	**5**	(3)	1
Pension liability adjustments, net of tax	**(8)**	9	(2)
Total other comprehensive income (loss), net of tax	**(4)**	10	7
Comprehensive income	**$ 55**	$629	$503

See accompanying combined notes to consolidated financial statements.

SAIC, INC.
CONSOLIDATED BALANCE SHEETS

	January 31 2012	January 31 2011
	(in millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	**$1,592**	$1,367
Receivables, net	**2,174**	2,069
Inventory, prepaid expenses and other current assets	**439**	382
Assets of discontinued operations	**—**	49
Total current assets	**4,205**	3,867
Property, plant and equipment, net	**348**	359
Intangible assets, net	**176**	211
Goodwill	**1,826**	1,664
Deferred income taxes	**37**	51
Other assets	**75**	71
	$6,667	$6,223
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	**$1,964**	$1,205
Accrued payroll and employee benefits	**508**	511
Notes payable and long-term debt, current portion	**553**	3
Liabilities of discontinued operations	**—**	29
Total current liabilities	**3,025**	1,748
Notes payable and long-term debt, net of current portion	**1,299**	1,849
Other long-term liabilities	**162**	135
Commitments and contingencies (Notes 13, 17 and 18)		
Stockholders' equity:		
Preferred stock, $.0001 par value, 10 million shares authorized at January 31, 2012 and 2011, no shares issued and outstanding at January 31, 2012 and 2011	**—**	—
Common stock, $.0001 par value, 2 billion shares authorized, 341 million and 362 million shares issued and outstanding at January 31, 2012 and 2011, respectively	**—**	—
Additional paid-in capital	**2,028**	2,090
Retained earnings	**164**	408
Accumulated other comprehensive loss	**(11)**	(7)
Total stockholders' equity	**2,181**	2,491
	$6,667	$6,223

See accompanying combined notes to consolidated financial statements.

SAIC, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares		Additional		Accumulated	
	Common stock	Preferred stock	paid-in capital	Retained earnings	other comprehensive loss	Total
			(in millions)			
Balance at January 31, 2009	210	196	$1,950	$ 157	$(24)	$2,083
Net income	—	—	—	496	—	496
Other comprehensive income, net of tax	—	—	—	—	7	7
Issuances of stock	3	13	177	—	—	177
Repurchases of stock	(28)	(6)	(173)	(441)	—	(614)
Conversion of preferred stock to common stock	203	(203)	—	—	—	—
Adjustments for income tax benefits from stock-based compensation	—	—	36	—	—	36
Stock-based compensation	—	—	106	—	—	106
Balance at January 31, 2010	388	—	2,096	212	(17)	2,291
Net income	—	—	—	619	—	619
Other comprehensive income, net of tax	—	—	—	—	10	10
Issuances of stock	9	—	83	—	—	83
Repurchases of stock	(35)	—	(202)	(423)	—	(625)
Adjustments for income tax benefits from stock-based compensation	—	—	11	—	—	11
Stock-based compensation	—	—	102	—	—	102
Balance at January 31, 2011	362	—	2,090	408	(7)	2,491
Net income	—	—	—	59	—	59
Other comprehensive loss, net of tax	—	—	—	—	(4)	(4)
Issuances of stock	8	—	44	—	—	44
Repurchases of stock	(29)	—	(175)	(303)	—	(478)
Adjustments for income tax benefits from stock-based compensation	—	—	(16)	—	—	(16)
Stock-based compensation	—	—	85	—	—	85
Balance at January 31, 2012	**341**	**—**	**$2,028**	**$ 164**	**$(11)**	**$2,181**

See accompanying combined notes to consolidated financial statements.

SAIC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Cash flows from continuing operations:			
Net income	**$ 59**	$ 619	$ 496
Income from discontinued operations	**(67)**	(61)	(17)
Adjustments to reconcile net income to net cash provided by continuing operations:			
Depreciation and amortization	**114**	110	90
Stock-based compensation	**84**	100	103
Excess tax benefits from stock-based compensation	**—**	(11)	(36)
Impairment losses	**19**	4	7
Net gain on sales and disposals of assets	**(31)**	(5)	(8)
Other items	**(1)**	1	1
Increase (decrease) in cash and cash equivalents, excluding effects of acquisitions and divestitures, resulting from changes in:			
Receivables	**(48)**	(13)	(110)
Inventory, prepaid expenses and other current assets	**(93)**	(29)	54
Deferred income taxes	**(9)**	9	(19)
Other assets	**(22)**	(2)	2
Accounts payable and accrued liabilities	**757**	(17)	(24)
Accrued payroll and employee benefits	**—**	23	16
Income taxes payable	**5**	6	21
Other long-term liabilities	**5**	(9)	12
Total cash flows provided by operating activities of continuing operations	**772**	725	588
Cash flows from investing activities of continuing operations:			
Expenditures for property, plant and equipment	**(65)**	(73)	(58)
Acquisitions of businesses, net of cash acquired of $5, $10 and $8 in fiscal 2012, 2011 and 2010, respectively	**(218)**	(382)	(256)
Net payments for purchase price adjustments related to prior year acquisitions	**(4)**	—	(2)
Proceeds from sale of assets	**85**	10	12
Other	**(1)**	—	(2)
Total cash flows used in investing activities of continuing operations	**(203)**	(445)	(306)
Cash flows from financing activities of continuing operations:			
Issuance of long-term debt, net of offering costs	**—**	742	—
Payments on notes payable and long-term debt	**(3)**	(3)	(18)
Sales of stock and exercises of stock options	**27**	38	58
Repurchases of stock	**(471)**	(601)	(474)
Excess tax benefits from stock-based compensation	**—**	11	36
Other	**(2)**	—	—
Total cash flows provided by (used in) financing activities of continuing operations	**(449)**	187	(398)
Increase (decrease) in cash and cash equivalents from continuing operations	**120**	467	(116)
Cash flows from discontinued operations:			
Cash provided by (used in) operating activities of discontinued operations	**(62)**	(11)	35
Cash provided by investing activities of discontinued operations	**166**	51	1
Increase in cash and cash equivalents from discontinued operations	**104**	40	36
Effect of foreign currency exchange rate changes on cash and cash equivalents	**1**	(1)	5
Total increase (decrease) in cash and cash equivalents	**225**	506	(75)
Cash and cash equivalents at beginning of year	**1,367**	861	936
Cash and cash equivalents at end of year	**$1,592**	$1,367	$ 861

See accompanying combined notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Science Applications International Corporation
McLean, Virginia

We have audited the accompanying consolidated balance sheets of Science Applications International Corporation and subsidiaries (the "Company") as of January 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended January 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Science Applications International Corporation and subsidiaries as of January 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2012, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 26, 2012

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended January 31		
	2012	2011	2010
	(in millions, except per share amounts)		
Revenues	**$10,587**	$10,921	$10,580
Costs and expenses:			
Cost of revenues	**9,606**	9,476	9,151
Selling, general and administrative expenses	**670**	498	593
Operating income	**311**	947	836
Non-operating income (expense):			
Interest income	**5**	2	2
Interest expense	**(119)**	(94)	(98)
Other income, net	**5**	2	6
Income from continuing operations before income taxes	**202**	857	746
Provision for income taxes	**(213)**	(307)	(281)
Income (loss) from continuing operations	**(11)**	550	465
Discontinued operations (Note 16):			
Income from discontinued operations before income taxes	**117**	89	24
Provision for income taxes	**(50)**	(28)	(7)
Income from discontinued operations	**67**	61	17
Net income	**$ 56**	$ 611	$ 482

See accompanying combined notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Net income	**$ 56**	$611	$482
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**8**	—	12
Deferred taxes	**(4)**	—	(3)
Foreign currency translation adjustments, net of tax	**4**	—	9
Reclassification of realized loss on settled derivative instruments to net income	**1**	1	—
Deferred taxes	**(1)**	—	—
Reclassification of realized loss on settled derivative instruments to net income, net of tax	**—**	1	—
Pension liability adjustments	**(13)**	12	(3)
Deferred taxes	**5**	(3)	1
Pension liability adjustments, net of tax	**(8)**	9	(2)
Total other comprehensive income (loss), net of tax	**(4)**	10	7
Comprehensive income	**$ 52**	$621	$489

See accompanying combined notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS

	January 31	
	2012	2011
	(in millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	**$1,592**	$1,367
Receivables, net	**2,174**	2,069
Inventory, prepaid expenses and other current assets	**439**	382
Assets of discontinued operations	**—**	49
Total current assets	**4,205**	3,867
Property, plant and equipment, net	**348**	359
Intangible assets, net	**176**	211
Goodwill	**1,826**	1,664
Deferred income taxes	**37**	51
Other assets	**75**	71
	$6,667	$6,223
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	**$1,964**	$1,198
Accrued payroll and employee benefits	**508**	511
Notes payable and long-term debt, current portion	**553**	3
Liabilities of discontinued operations	**—**	29
Total current liabilities	**3,025**	1,741
Notes payable and long-term debt, net of current portion	**1,299**	1,849
Note payable to SAIC, Inc.	**120**	489
Other long-term liabilities	**162**	135
Commitments and contingencies (Notes 13, 18 and 19)		
Stockholder's equity:		
Common stock, $.01 par value, 10,000 shares authorized, 5,000 shares issued and outstanding at January 31, 2012 and 2011	**—**	—
Additional paid-in capital	**233**	233
Retained earnings	**1,839**	1,783
Accumulated other comprehensive loss	**(11)**	(7)
Total stockholder's equity	**2,061**	2,009
	$6,667	$6,223

See accompanying combined notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

	Shares of common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	(in millions, except for share amounts)				
Balance at January 31, 2009	5,000	$233	$ 690	$(24)	$ 899
Net income	—	—	482	—	482
Other comprehensive income, net of tax	—	—	—	7	7
Balance at January 31, 2010	5,000	233	1,172	(17)	1,388
Net income	—	—	611	—	611
Other comprehensive income, net of tax	—	—	—	10	10
Balance at January 31, 2011	5,000	233	1,783	(7)	2,009
Net income	—	—	56	—	56
Other comprehensive loss, net of tax	—	—	—	(4)	(4)
Balance at January 31, 2012	**5,000**	**$233**	**$1,839**	**$(11)**	**$2,061**

See accompanying combined notes to consolidated financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Cash flows from continuing operations:			
Net income	**$ 56**	$ 611	$ 482
Income from discontinued operations	**(67)**	(61)	(17)
Adjustments to reconcile net income to net cash provided by continuing operations:			
Depreciation and amortization	**114**	110	90
Stock-based compensation	**84**	100	103
Impairment losses	**19**	4	7
Net gain on sales and disposals of assets	**(31)**	(5)	(8)
Other items	**(1)**	1	1
Increase (decrease) in cash and cash equivalents, excluding effects of acquisitions and divestitures, resulting from changes in:			
Receivables	**(48)**	(13)	(110)
Inventory, prepaid expenses and other current assets	**(93)**	(29)	54
Deferred income taxes	**(9)**	9	(19)
Other assets	**(22)**	(2)	2
Accounts payable and accrued liabilities	**757**	(17)	(24)
Accrued payroll and employee benefits	**—**	23	16
Income taxes payable	**5**	6	21
Other long-term liabilities	**5**	(9)	12
Total cash flows provided by operating activities of continuing operations	**769**	728	610
Cash flows from investing activities of continuing operations:			
Expenditures for property, plant and equipment	**(65)**	(73)	(58)
Acquisitions of businesses, net of cash acquired of $5, $10 and $8 in fiscal 2012, 2011 and 2010, respectively	**(218)**	(382)	(256)
Net payments for purchase price adjustments related to prior year acquisitions	**(4)**	—	(2)
Proceeds from sale of assets	**85**	10	12
Other	**(1)**	—	(2)
Total cash flows used in investing activities of continuing operations	**(203)**	(445)	(306)
Cash flows from financing activities of continuing operations:			
Issuance of long-term debt, net of offering costs	**—**	742	—
Proceeds from note payable to SAIC, Inc.	**638**	1,298	380
Payments on note payable to SAIC, Inc.	**(1,079)**	(1,853)	(782)
Payments on notes payable and long-term debt	**(3)**	(3)	(18)
Other	**(2)**	—	—
Total cash flows provided by (used in) financing activities of continuing operations	**(446)**	184	(420)
Increase (decrease) in cash and cash equivalents from continuing operations	**120**	467	(116)
Cash flows from discontinued operations:			
Cash provided by (used in) operating activities of discontinued operations	**(62)**	(11)	35
Cash provided by investing activities of discontinued operations	**166**	51	1
Increase in cash and cash equivalents from discontinued operations	**104**	40	36
Effect of foreign currency exchange rate changes on cash and cash equivalents	**1**	(1)	5
Total increase (decrease) in cash and cash equivalents	**225**	506	(75)
Cash and cash equivalents at beginning of year	**1,367**	861	936
Cash and cash equivalents at end of year	**$ 1,592**	$ 1,367	$ 861

See accompanying combined notes to consolidated financial statements.

Note 1—Summary of Significant Accounting Policies:

Nature of Operations and Basis of Presentation

SAIC, Inc. ("SAIC") is a holding company whose direct 100%-owned subsidiary is Science Applications International Corporation ("Science Applications"), a provider of scientific, engineering, systems integration and technical services and solutions in the areas of defense, health, energy, infrastructure, intelligence, surveillance, reconnaissance and cybersecurity to agencies of the U.S. Department of Defense (DoD), the intelligence community, the U.S. Department of Homeland Security, and other U.S. Government civil agencies, state and local government agencies, foreign governments and customers in select commercial markets.

The consolidated financial statements of SAIC include the accounts of its majority-owned and 100%-owned subsidiaries, including Science Applications. The consolidated financial statements of Science Applications include the accounts of its majority-owned and 100%-owned subsidiaries. SAIC does not have separate operations, assets or liabilities independent of Science Applications, except for a note receivable from Science Applications (the "related party note"), on which Science Applications pays interest to SAIC. From time to time SAIC issues stock to Science Applications employees, which is reflected in SAIC's Consolidated Statements of Stockholders' Equity and results in an increase to the related party note (see Note 8). All intercompany transactions and accounts have been eliminated in consolidation.

These *Combined Notes to Consolidated Financial Statements* apply to both SAIC and Science Applications. As SAIC consolidates Science Applications for financial statement purposes, disclosures that relate to activities of Science Applications also apply to SAIC. References to the "Company" refer collectively to SAIC, Science Applications, and its consolidated subsidiaries unless otherwise noted.

The Company may dispose (or management may commit to plans to dispose) of components of the business, which are reclassified as discontinued operations for all periods presented.

Unless otherwise noted, references to years are for fiscal years ended January 31. For example, the fiscal year ended January 31, 2012 is referred to as "fiscal 2012" in these combined notes to consolidated financial statements.

Stock Reclassification

In November 2009, SAIC completed a reclassification in which each share of Class A preferred stock was converted into one share of common stock. Shares of Class A preferred stock had the same economic rights as shares of common stock; however, holders of Class A preferred stock were entitled to 10 votes per share while holders of common stock were entitled to one vote per share. This conversion did not impact the Company's consolidated financial position or results of operations, other than increasing the number of SAIC's common shares outstanding and eliminating SAIC's preferred shares outstanding.

Operating Cycle

The Company's operating cycle for long-term contracts may be greater than one year and is measured by the average time intervening between the inception and the completion of those contracts. Contract-related assets and liabilities are classified as current assets and current liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Management evaluates these estimates and assumptions on an ongoing basis, including those relating to allowances for doubtful accounts, inventories, fair value and impairment of intangible assets and goodwill, income taxes, estimated profitability of long-term contracts, pension benefits, stock-based compensation expense, contingencies and litigation. Estimates have been prepared by management on the basis of the most current and best available information at the time of estimation and actual results could differ from those estimates.

Revenue Recognition Accounting Change

The Company's revenues are generated primarily from contracts with the U.S. Government, commercial customers, and various international, state and local governments or from subcontracts with other contractors engaged in work with such customers. The Company performs under various types of contracts, which include firm-fixed-price, time-and-materials, fixed-price-level-of-effort, cost-plus-fixed-fee, cost-plus-award-fee and cost-plus-incentive-fee contracts.

Accounting Change. Prior to February 1, 2010, the Company recognized revenues on cost-plus-fixed-fee, time-and-materials and fixed-price-level-of-effort contracts with the U.S. Government primarily based on contract costs incurred to date compared with total estimated costs at completion (cost-to-cost method), which is an input method of percentage-of-completion that relied heavily on management's estimates of contract revenues and contract costs at completion. Effective February 1, 2010, the Company changed its method of revenue recognition for cost-plus-fixed-fee, time-and-materials and fixed-price-level-of-effort contracts with the U.S. Government to the methods described below. Contract costs will continue to be expensed as incurred under these contracts.

The revenue recognition change impacted contracts accounting for approximately two-thirds of the Company's revenues. The Company believes the change is to an alternative accounting principle that is preferable because it better reflects the economic substance and earnings process under these arrangements. This change was facilitated by the implementation of a new information technology system.

Although this change impacted contracts accounting for approximately two-thirds of the Company's revenues, the result of the accounting change was immaterial to the Company's consolidated financial position and results of operations for all periods presented because the resulting measurement of the progress toward completion under the two methods is not significantly different. Accordingly, the cumulative effect of the accounting change was recognized in the consolidated statement of income in the first quarter of fiscal 2011, rather than retrospectively applied to the prior period consolidated financial statements.

Revenue Recognition. Cost-plus-fixed-fee contracts—Revenue is recognized on cost-plus-fixed-fee contracts with the U.S. Government on the basis of partial performance equal to costs incurred, plus an estimate of applicable fees earned as the Company becomes contractually entitled to reimbursement of costs and the applicable fees.

Time-and-materials contracts—Revenue is recognized on time-and-materials contracts with the U.S. Government using the percentage-of-completion method of accounting utilizing an output measure of progress. Revenue is recognized on time-and-materials contracts with non-U.S. Government customers using a proportional performance method. Under both of these methods, revenue is recognized based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material and subcontract costs and out-of-pocket expenses.

Fixed-price-level-of-effort contracts (FP-LOE)—These contracts are substantially similar to time-and-materials contracts except they require a specified level of effort over a stated period of time. Accordingly, the Company recognizes revenue on FP-LOE contracts with the U.S. Government in a manner similar to time-and-materials contracts in which the Company measures progress toward completion based on the hours provided in performance under the contract multiplied by the negotiated contract billing rates, plus the negotiated contract billing rate of any allowable material costs and out-of-pocket expenses.

Cost-plus-award-fee/cost-plus-incentive fee contracts—Revenues and fees on these contracts with the U.S. Government are primarily recognized using the percentage-of-completion method of accounting, most often based on the cost-to-cost method. The Company includes an estimate of the ultimate incentive or award fee to be received on the contract in the estimate of contract revenues for purposes of applying the percentage-of-completion method of accounting.

Firm-fixed-price contracts—Revenues and fees on these contracts that are system integration or engineering in nature are primarily recognized using the percentage-of-completion method of accounting utilizing the cost-to-cost method.

Revenues from services and maintenance contracts, notwithstanding contract type, are recognized over the term of the respective contracts as the services are performed and revenue is earned. Revenues from unit-priced contracts are recognized as transactions are processed based on objective measures of output. Revenues from the sale of manufactured products are recorded upon passage of title and risk of loss to the customer, which is generally upon delivery, provided that all other requirements for revenue recognition have been met.

The Company also uses the efforts-expended method of percentage-of-completion using measures such as labor dollars for measuring progress toward completion in situations in which this approach is more representative of the progress on the contract. For example, the efforts-expended method is utilized when there are significant amounts of materials or hardware procured for the contract that is not representative of progress on the contract. Additionally, the Company utilizes the units-of-delivery method under percentage-of-completion on contracts where separate units of output are produced. Under the units-of-delivery method, revenue is generally recognized when the units are delivered to the customer, provided that all other requirements for revenue recognition have been met.

The Company evaluates its contracts for multiple elements, and when appropriate, separates the contracts into separate units of accounting for revenue recognition.

The Company provides for anticipated losses on contracts by recording an expense during the period in which the losses are determined. Amounts billed and collected but not yet recognized as revenues under certain types of contracts are deferred. Contract costs incurred for U.S. Government contracts, including indirect costs, are subject to audit and adjustment through negotiations between the Company and government representatives. The Company has agreed upon and settled indirect contract costs through fiscal 2004. Revenues on U.S. Government contracts have been recorded in amounts that are expected to be realized upon final settlement.

Changes in estimates related to certain types of contracts accounted for using the percentage of completion method of accounting are recognized in the period in which such changes are made for the inception-to-date effect of the changes. Changes in these estimates can routinely occur over the contract performance period for a variety of reasons, including changes in contract scope, changes in contract cost estimates due to unanticipated cost growth or retirements of risk for amounts different than estimated, and changes in estimated incentive or award fees. Aggregate changes in contract estimates increased operating income by $38 million ($0.07 per diluted share) and $44 million ($0.08 per diluted share) for fiscal 2012 and fiscal 2011, respectively.

The Company's accounts receivable include unbilled receivables, which consist of costs and fees billable upon contract completion or the occurrence of a specified event, the majority of which is expected to be billed and collected within one year. Unbilled receivables are stated at estimated realizable value. Contract retentions are billed when the Company has negotiated final indirect rates with the U.S. Government and, once billed, are subject to audit and approval by government representatives. Consequently, the timing of collection of retention balances is outside the Company's control. Based on the Company's historical experience, the majority of retention balances are expected to be collected beyond one year. The Company has extended deferred payment terms with contractual maturities that may exceed one year to three commercial customers related to certain construction projects. As of January 31, 2012, the Company had outstanding receivables of $73 million with these customers with collection expected in fiscal 2013. When events or conditions indicate that amounts outstanding from customers may become uncollectible, an allowance is estimated and recorded.

Contract claims are unanticipated additional costs incurred but not provided for in the executed contract price that the Company seeks to recover from the customer. Such costs are expensed as incurred. Additional revenue related to contract claims is recognized when the amounts are awarded by the customer.

In certain situations, primarily where the Company is not the primary obligor on certain elements of a contract such as the provision of administrative oversight and/or management of government-owned facilities or logistical support services related to other vendors' products, the Company recognizes as revenue the net management fee associated with the services and excludes from its income statement the gross sales and costs associated with the facility or other vendors' products.

Pension Accounting Change

On February 1, 2011, SAIC elected to change its method of recognizing pension expense. Immediately prior to the change, net actuarial gains or losses in excess of 10 percent of the greater of the market-related value of plan assets or the plan's projected benefit obligation (which is referred to as the corridor) were recognized over the average remaining life expectancy of the plan participants. Under the newly adopted accounting method, SAIC recognizes all net actuarial gains or losses in excess of the corridor annually in the fourth quarter of each fiscal year and whenever the plan is remeasured. While the historical method of recognizing pension expense was acceptable, SAIC believes that the new method is preferable as it eliminates the delay in recognizing actuarial gains and losses in excess of the corridor, resulting in a more timely reflection of the effects of economic and interest rate conditions on plan obligations, investments and assumptions. This change in accounting was reported through retrospective application of the new method to all periods presented.

Pre-contract Costs

Costs incurred on projects as pre-contract costs are deferred as assets (inventory, prepaid expenses and other current assets) when the Company has been requested by the customer to begin work under a new arrangement prior to contract execution and it is probable that the Company will recover the costs through the issuance of a contract. When the formal contract has been executed, the costs are recorded to the contract and revenue is recognized.

Financial Instruments

The Company is exposed to certain market risks which are inherent in certain transactions entered into during the normal course of business. These transactions include sales contracts denominated in foreign currencies, investments in equity securities and exposure to changing interest rates. The Company uses a risk management policy to assess and manage cash flow and fair value exposures. The policy permits the use of derivative instruments with certain restrictions. The Company does not hold derivative instruments for trading or speculative purposes.

Fair Value of Financial Instruments

The accounting standard for fair value measurements establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: observable inputs such as quoted prices in active markets (Level 1); inputs other than the quoted prices in active markets that are observable either directly or indirectly (Level 2); and unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions (Level 3). The Company utilizes Level 2 and Level 3 inputs in testing assets for recoverability upon events or changes in circumstances that indicate the carrying value of those assets may not be recoverable.

The fair value of financial instruments is determined based on quoted market prices, if available, or management's best estimate. It is management's belief that the carrying amounts of the Company's financial instruments, which include cash equivalents and long-term investments in private equity securities, are reasonable estimates of their related fair values. Cash equivalents are recorded at historical cost which equals fair value based on quoted market prices (Level 1 input). Management evaluates its investments for other-than-temporary impairment at each balance sheet date. When testing long-term investments for recovery of carrying value, the fair value of long-term investments in private equity securities is determined using various valuation techniques and factors, such as market prices of comparable companies (Level 2 input), discounted cash flow models (Level 3 input) and recent capital transactions of the portfolio companies being valued (Level 3 input). If management determines that an other-than-temporary decline in the fair value of an investment has occurred, an impairment loss is recognized to reduce the investment to its estimated fair value (Level 2 input). The fair value of long-term debt (see Note 7) is determined based on current interest rates available for debt with terms and maturities similar to the Company's existing debt arrangements (Level 2 and 3 inputs).

Cash and Cash Equivalents

The Company's cash equivalents were primarily comprised of investments in several large institutional money market funds that invest primarily in bills, notes and bonds issued by the U.S. Treasury, U.S. Government guaranteed repurchase agreements fully collateralized by U.S. Treasury obligations, U.S. Government guaranteed securities and investment-grade corporate securities that have original maturities of three months or less. There are no restrictions on the withdrawal of the Company's cash and cash equivalents.

Restricted Cash

The Company has restricted cash balances, primarily representing advances from a customer, that are restricted as to use for certain expenditures related to that customer's contract. Restricted cash is reflected in inventory, prepaid expenses and other current assets in the Company's consolidated financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents and accounts receivable. At January 31, 2012, the Company's cash and cash equivalents bear both fixed and variable interest rates. Although credit risk is limited, the Company's receivables are concentrated with its principal customers, which are the various agencies of the U.S. Government and customers engaged in work for the U.S. Government.

Investments

Investments in entities and corporate joint ventures where the Company has a noncontrolling ownership interest representing less than 50% and over which the Company has the ability to exercise significant influence, are accounted for under the equity method of accounting whereby the Company recognizes its proportionate share of the entities' net income or loss and does not consolidate the entities' assets and liabilities. Equity investments in entities over which the Company does not have the ability to exercise significant influence and whose securities do not have a readily determinable fair value are carried at cost or cost net of other-than-temporary impairments.

Variable Interest Entities

The Company occasionally forms joint ventures and/or enters into arrangements with special purpose limited liability companies for the purpose of bidding and executing on specific projects. The Company analyzes each such arrangement to determine whether it represents a variable interest entity (VIE). If the arrangement is determined to be a VIE, the Company assesses whether it is the primary beneficiary of the VIE and is consequently required to consolidate the VIE.

Inventories

Inventories are valued at the lower of cost or estimated net realizable value. Raw material inventory is valued using the average cost or first-in, first-out methods. Work-in-process inventory includes raw material costs plus labor costs, including fringe benefits, and allocable overhead costs. Finished goods inventory consists primarily of purchased finished goods for resale to customers, such as tires, lubricants and first responder equipment, in addition to manufactured border, port and mobile security products and baggage scanning equipment. The Company evaluates inventory against historical and planned usage to determine appropriate provisions for obsolete inventory.

Property, Plant and Equipment

Purchases of property, plant and equipment as well as costs associated with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized. Depreciation is recognized using the methods and estimated useful lives as follows:

	Depreciation method	Estimated useful lives (in years)
Equipment	Straight-line or declining-balance	2-10
Building	Straight-line	20-40
Building improvements and leasehold improvements	Straight-line	Shorter of lease term or 25

The Company evaluates its long-lived assets for potential impairment whenever there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount of the asset exceeds its estimated future undiscounted cash flows. When the carrying amount of the asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized to reduce the asset's carrying amount to its estimated fair value based on the present value of its estimated future cash flows.

Goodwill and Intangible Assets

The Company evaluates goodwill for potential impairment annually at the beginning of the fourth quarter, or whenever events or circumstances indicate that the carrying value of goodwill may not be recoverable. The goodwill impairment test is a two-step process performed at the reporting unit level. The first step consists of estimating the fair values of each of the reporting units based on a combination of two valuation methods, a market approach and an income approach. Fair value computed using these two methods is determined using a number of factors, including projected future operating results and business plans, economic projections, anticipated future cash flows, comparable market data based on industry grouping, and the cost of capital. The estimated fair values are compared with the carrying values of the reporting units. If the fair value is less than the carrying value of a reporting unit, which includes the allocated goodwill, a second step is performed to compute the amount of the impairment by determining an implied fair value of goodwill. The implied fair value of goodwill is the residual fair value derived by deducting the fair value of a reporting unit's identifiable assets and liabilities from its estimated fair value calculated in the first step. The impairment expense represents the excess of the carrying amount of the reporting units' goodwill over the implied fair value of the reporting units' goodwill.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets with indefinite lives are not amortized but are assessed for impairment at the beginning of the fourth quarter and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Selling, General and Administrative Expenses

The Company classifies indirect costs incurred within or allocated to its Government customers as overhead (included in cost of revenues) or general and administrative expenses in the same manner as such costs are defined in the Company's disclosure statements under U.S. Government Cost Accounting Standards. Effective in fiscal 2012, one of the Company's subsidiaries adopted the Company's more prevalent disclosure statement resulting in certain costs previously classified as general and administrative expenses in fiscal 2011 being classified as cost of revenues in fiscal 2012 on a prospective basis. Effective in fiscal 2011, the Company updated its disclosure statements with the Defense Contract Management Agency, resulting in certain costs being classified differently either as overhead or as general and administrative expenses on a prospective basis. These changes caused a net increase in reported cost of revenues and a net decrease in reported selling, general and administrative expenses in subsequent fiscal years as compared to prior fiscals years; however, total operating costs were not affected by these changes. Selling, general and administrative expenses include general and administrative, bid and proposal and internal research and development expenses.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with the accounting standard for income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted.

The Company records net deferred tax assets to the extent that it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. If the Company were to determine that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount or would no longer be able to realize its deferred income tax assets in the future as currently recorded, the Company would make an adjustment to the valuation allowance which would decrease or increase the provision for income taxes.

The provision for federal, state, foreign and local income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes.

The Company recognizes liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination and settlement with various taxing authorities. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in its income tax expense.

Stock-Based Compensation

The Company recognizes the fair value of all stock-based awards, including stock options, granted to employees and directors in exchange for services as compensation expense over the requisite service period, which is typically the vesting period, net of an estimated forfeiture rate.

Foreign Currency

The financial statements of consolidated international subsidiaries, for which the functional currency is not the U.S. dollar, are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate over the reporting period for revenues, expenses, gains and losses. Translation adjustments are recorded as accumulated other comprehensive income (loss) in stockholders' equity. Transaction gains and losses are recognized in the statement of income.

Accounting Standards Updates Adopted

In October 2009, the Financial Accounting Standards Board (FASB) issued an update to *"Revenue Recognition—Multiple-Deliverable Revenue Arrangements."* This update removed the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaced references to "fair value" with "selling price" to distinguish from the fair value measurements required under the *"Fair Value Measurements and Disclosures"* guidance, provided a hierarchy that entities must use to estimate the selling price, eliminated the use of the residual method for allocation, and expanded the ongoing disclosure requirements. This update was effective for the Company beginning February 1, 2011 and was applied prospectively. The adoption of this accounting standard update did not have a material impact on the Company's consolidated financial position and results of operations.

In October 2009, the FASB issued an update to *"Software—Multiple-Deliverable Revenue Arrangements."* This update amended the existing accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product's essential functionality are excluded from the scope of software revenue guidance. In addition, this update provided guidance on how a vendor should allocate consideration to deliverables in an arrangement that includes both tangible products and software and enhanced the disclosure requirements related to these arrangements. This update was effective for arrangements entered into or materially modified by the Company after January 31, 2011 and was applied prospectively. The adoption of this accounting standard update did not have a material impact on the Company's consolidated financial position and results of operations.

In July 2010, the FASB issued an update to *"Receivables—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* This update expands the disclosure requirements regarding an entity's allowance for credit losses and the quality of its financing receivables. The expanded disclosure requirements do not apply to trade account receivables arising from the sale of goods or services with contractual maturities of one year or less. The majority of the Company's accounts receivable, including unbilled accounts receivable, result from sales to the U.S. Government, which are presumed to be free of credit risk, and have contractual maturities of less than one year. This update was effective for the Company beginning February 1, 2011 and was applied prospectively.

In June 2011, the FASB issued an update to *"Comprehensive Income."* This update requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and comprehensive income. The new requirements do not change the components of comprehensive income recognized in net income or in other comprehensive income, or the timing of recognition of other comprehensive income or reclassification to net income. In December 2011, the FASB issued an update amending the June 2011 update to defer the requirement that entities separately present reclassification adjustments on the face of the income statement. These updates are effective for public entities in fiscal years beginning after December 15, 2011. The Company has elected to early adopt, as permitted, the non-deferred provisions of these updates effective for fiscal 2012. As a result, these consolidated financial statements include separate consolidated statements of income and consolidated statements of comprehensive income with retrospective application to previously presented periods.

During the fiscal years presented, the Company adopted various other accounting standards issued by the FASB, none of which had a material effect on the Company's consolidated financial position and results of operations.

Accounting Standards Updates Issued But Not Yet Adopted

Other accounting standards and updates issued but not effective for the Company until after January 31, 2012, are not expected to have a material effect on the Company's consolidated financial position or results of operations.

Note 2—Earnings Per Share (EPS):

In calculating EPS using the two-class method, the Company is required to allocate a portion of its earnings to its unvested stock awards containing nonforfeitable rights to dividends or dividend equivalents (participating securities). Basic EPS is computed by dividing income less earnings allocable to participating securities by the basic weighted average number of shares outstanding. Diluted EPS is computed similar to basic EPS, except the weighted average number of shares outstanding is increased to include the dilutive effect of outstanding stock options and other stock-based awards.

A reconciliation of the income used to compute basic and diluted EPS for the years presented was as follows:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Basic EPS:			
Income (loss) from continuing operations, as reported	**$ (8)**	$558	$479
Less: allocation of undistributed earnings to participating securities	**—**	(18)	(14)
Income (loss) from continuing operations, for computing basic EPS	**$ (8)**	$540	$465
Net income, as reported	**$59**	$619	$496
Less: allocation of undistributed earnings to participating securities	**—**	(20)	(15)
Net income, for computing basic EPS	**$59**	$599	$481
Diluted EPS:			
Income (loss) from continuing operations, as reported	**$ (8)**	$558	$479
Less: allocation of undistributed earnings to participating securities	**—**	(18)	(14)
Income (loss) from continuing operations, for computing diluted EPS	**$ (8)**	$540	$465
Net income, as reported	**$59**	$619	$496
Less: allocation of undistributed earnings to participating securities	**—**	(20)	(15)
Net income, for computing diluted EPS	**$59**	$599	$481

A reconciliation of the weighted average number of shares outstanding used to compute basic and diluted EPS for the years presented was as follows:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Basic weighted average number of shares outstanding	**336**	364	386
Dilutive common share equivalents—stock options and other stock awards	**—**	2	4
Diluted weighted average number of shares outstanding	**336**	366	390

Basic and diluted EPS for the years presented was as follows:

	Year Ended January 31		
	2012	2011	2010
Basic:			
Income (loss) from continuing operations	**$(.02)**	$1.48	$1.20
Income from discontinued operations	**.20**	.17	.05
	$ .18	$1.65	$1.25
Diluted:			
Income (loss) from continuing operations	**$(.02)**	$1.48	$1.19
Income from discontinued operations	**.20**	.16	.04
	$ .18	$1.64	$1.23

The following stock-based awards were excluded from the weighted average number of shares outstanding used to compute basic and diluted EPS for the years presented:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Antidilutive stock options excluded	**21**	19	11
Performance-based stock awards excluded	**1**	1	1

Note 3—Composition of Certain Financial Statement Captions:

	January 31	
	2012	2011
	(in millions)	
Receivables, net:		
Billed and billable receivables	**$1,563**	$1,567
Unbillable receivables, including contract retentions	**617**	511
Less allowance for doubtful accounts	**(6)**	(9)
	$2,174	$2,069
Inventory, prepaid expenses and other current assets:		
Inventories	**$ 168**	$ 116
Prepaid expenses	**59**	42
Restricted cash	**43**	38
Deferred income taxes	**82**	41
Assets held for sale	**9**	39
Prepaid income taxes and tax refunds	**41**	59
Other	**37**	47
	$ 439	$ 382
Property, plant and equipment, net:		
Computers and other equipment	**$ 305**	$ 289
Buildings and improvements	**181**	185
Leasehold improvements	**194**	185
Office furniture and fixtures	**54**	55
Land	**32**	33
Construction in progress	**6**	10
	772	757
Less accumulated depreciation and amortization	**(424)**	(398)
	$ 348	$ 359
Accounts payable and accrued liabilities:		
Accounts payable	**$ 487**	$ 457
Accrued liabilities *	**1,266**	630
Collections in excess of revenues on uncompleted contracts and deferred revenue	**211**	118
	$1,964	$1,205
Accrued payroll and employee benefits:		
Salaries, bonuses and amounts withheld from employees' compensation	**$ 252**	$ 252
Accrued vacation	**249**	247
Accrued contributions to employee benefit plans	**7**	12
	$ 508	$ 511
Other long-term liabilities:		
Accrued pension liabilities	**$ 29**	$ 20
Deferred compensation	**41**	35
Liabilities for uncertain tax positions	**29**	25
Other	**63**	55
	$ 162	$ 135

* Includes the $500 million CityTime settlement obligation as of January 31, 2012 described in Note 17 of the combined notes to the consolidated financial statement. Also includes accrued stock repurchases of $7 million as of January 31, 2011, which are solely the obligations of SAIC and not reflected in Science Applications' consolidated balance sheet.

Note 4—Acquisitions:

The Company acquires businesses as part of its growth strategy to provide new or enhance existing capabilities and offerings to customers. The Company completed acquisitions during each of the years presented, which individually and in the aggregate were not considered material business combinations in the year acquired.

Acquisition information for the years presented was as follows:

	Year Ended January 31		
	2012	2011	2010
	($ in millions)		
Number of acquisitions	**2**	3	6
Aggregate purchase price:			
Cash consideration (paid and accrued)	**$223**	$389	$267
Non-cash consideration	**—**	—	3
Contingent consideration	**—**	—	6
	$223	$389	$276

The Company's acquisitions in fiscal 2012 included Vitalize Consulting Solutions, Inc. and Patrick Energy Services, Inc. in the Health, Energy and Civil Solutions segment. Vitalize Consulting Solutions, Inc. is a provider of clinical, business and information technology services for healthcare enterprises. This acquisition expanded the Company's capabilities in both federal and commercial markets to help customers better address electronic health record implementation and optimization demand. Patrick Energy Services, Inc. is a provider of performance-based transmission and distribution power system solutions. This acquisition enhanced the Company's energy and smart grid services portfolio by adding additional transmission and distribution engineering services to its existing capabilities.

The most notable acquisitions in fiscal 2011 included Cloudshield Technologies, Inc. in the Intelligence and Cybersecurity Solutions segment and Reveal Imaging Technologies, Inc. in the Health, Energy and Civil Solutions segment. Cloudshield Technologies, Inc. is a provider of cybersecurity and management services solutions. This acquisition enhanced the Company's cybersecurity offerings and positioned the Company to bring to market deep packet inspection solutions for high speed networks, enabling the Company to better meet emerging customer requirements. Reveal Imaging Technologies, Inc. is a provider of threat detection products and services. This acquisition enhanced the Company's homeland security solutions portfolio by adding U.S. Transportation Security Administration certified explosive detection systems for checked baggage screening to the Company's passenger and cargo inspections systems product offerings.

The most notable acquisitions in fiscal 2010 included R.W. Beck Group, Inc. in the Health, Energy and Civil Solutions segment and Science, Engineering and Technology Associates Corporation in the Intelligence and Cybersecurity Solutions segment. R.W. Beck Group, Inc. is a provider of business, engineering, energy and infrastructure consulting services. This acquisition both enhanced the Company's existing capabilities and offerings in the areas of energy and infrastructure consulting services and provided new capabilities and offerings in disaster preparedness and recovery services. Science, Engineering and Technology Associates Corporation, is a provider of intelligence, surveillance and reconnaissance information technologies. This acquisition enhanced the Company's service offerings and capabilities by adding information technologies that detect human behaviors to identify human-borne suicide bombers.

The Company has not yet obtained all of the information required to complete the purchase price allocations related to the acquisitions made in fiscal 2012. The final purchase price allocations will be completed after the information identified by the Company has been received. Purchase price (preliminary or final) allocations for the years presented were as follows:

	Year Ended January 31		
	2012	2011	2010
	($ in millions)		
Purchase price allocations:			
Goodwill:			
Tax deductible goodwill	**$ 30**	$ 16	$ 77
Non-tax deductible goodwill	**135**	223	105
Identifiable intangible assets:			
Customer relationships (finite-lived)	**$ 28**	$ 9	$ 33
Software and technology (finite-lived)	**—**	110	17
Other (finite-lived)	**1**	—	—
In-process research and development (indefinite-lived)	**—**	27	3
Weighted average lives of finite-lived intangibles:			
Customer relationships	**5 years**	2 years	5 years
Software and technology	**—**	8 years	8 years
Other	**3 years**	—	—
All finite-lived intangible assets	**5 years**	7 years	6 years

Note 5—Goodwill and Intangible Assets:

Effective February 1, 2011, the Company redefined its Government and Commercial reportable segments into the following: Defense Solutions (DS); Health, Energy and Civil Solutions (HECS); and Intelligence and Cybersecurity Solutions (ICS) (see Note 15). The carrying value of goodwill by segment at January 31, 2010 has been recast to give effect to the change in reportable segments and for discontinued operations ($14 million).

The changes in the carrying value of goodwill by segment were as follows:

	DS	HECS	ICS	Total
		(in millions)		
Goodwill at January 31, 2010	$382	$516	$522	$1,420
Acquisitions	—	140	103	243
Adjustments	23	(22)	—	1
Goodwill at January 31, 2011	405	634	625	1,664
Acquisitions	—	165	—	165
Adjustments	5	(14)	6	(3)
Goodwill at January 31, 2012	**$410**	**$785**	**$631**	**$1,826**

Goodwill adjustments in fiscal 2012 and 2011 resulted from the finalization of purchase price allocations related to prior year acquisitions. There were no goodwill impairments during fiscal 2012, 2011 and 2010.

Intangible assets, including those arising from preliminary estimates of assets acquired relating to acquisitions, consisted of the following:

	January 31					
	2012			2011		
	Gross carrying value	**Accumulated amortization**	**Net carrying value**	Gross carrying value	Accumulated amortization	Net carrying value
			(in millions)			
Finite-lived intangible assets:						
Customer relationships	**$120**	**$ (62)**	**$ 58**	$121	$ (65)	$ 56
Software and technology	**148**	**(48)**	**100**	157	(37)	120
Other	**2**	**(1)**	**1**	2	(1)	1
Total finite-lived intangible assets	**270**	**(111)**	**159**	280	(103)	177
Indefinite-lived intangible assets:						
In-process research and development	**13**	**—**	**13**	30	—	30
Trade names	**4**	**—**	**4**	4	—	4
Total indefinite-lived intangible assets	**17**	**—**	**17**	34	—	34
Total intangible assets	**$287**	**$(111)**	**$176**	$314	$(103)	$211

Finite-lived intangible assets with a gross carrying value of $37 million became fully amortized in fiscal 2012 and are no longer reflected in the gross carrying value after becoming fully amortized.

During fiscal 2012, the Company determined that certain intangible assets, consisting of software and technology and customer relationships, associated with the acquisition of Cloudshield Technologies, Inc. completed in fiscal 2011, were not recoverable due to lower projected revenue levels from those products and customers. As a result, the Intelligence and Cybersecurity segment recognized a $19 million impairment loss within selling, general and administrative expenses to reduce the carrying amount of these intangible assets to their estimated fair value. Fair value was estimated using the income approach based on management's forecast of future cash flows to be derived from the assets' use (Level 3 under the accounting standard for fair value measurement).

The estimated annual amortization expense related to finite-lived intangible assets as of January 31, 2012 was as follows:

Year Ending January 31	(in millions)
2013	$ 36
2014	31
2015	27
2016	22
2017	16
2018 and thereafter	27
	$159

Actual amortization expense in future periods could differ from these estimates as a result of future acquisitions, divestitures, impairments, the outcome and timing of completion of in-process research and development projects (the assets of which will become amortizable upon completion and placement into service, or will be impaired if abandoned), adjustments to preliminary valuations of intangible assets and other factors.

Note 6—Revolving Credit Facility:

In fiscal 2012, SAIC amended and restated its revolving credit facility. The amended and restated revolving credit facility executed by SAIC and fully and unconditionally guaranteed by Science Applications provides for up to $750 million in unsecured borrowing capacity at interest rates determined, at SAIC's option, based on either LIBOR plus a margin or a defined base rate through fiscal 2017. As of January 31, 2012 and 2011, there were no borrowings outstanding under the revolving credit facility.

The revolving credit facility contains certain customary representations and warranties, as well as certain affirmative and negative covenants. The financial covenants contained in the revolving credit facility require that, for a period of four trailing fiscal quarters, the Company maintains a ratio of consolidated funded debt, including borrowings under this facility, to earnings before interest, taxes, depreciation and amortization (EBITDA) adjusted for other items as defined in the credit facility of not more than 3.0 to 1.0 and a ratio of EBITDA adjusted for other items as defined in the credit facility to interest expense of greater than 3.5 to 1.0. The Company was in compliance with these financial covenants as of January 31, 2012. A failure by the Company to meet these financial covenants in the future would reduce and could eliminate the Company's borrowing capacity under the revolving credit facility.

Other covenants restrict certain of the Company's activities, including among other things, its ability to create liens, dispose of certain assets and merge or consolidate with other entities. The revolving credit facility also contains certain customary events of default, including, among others, defaults based on certain bankruptcy and insolvency events, nonpayment, cross-defaults to other debt, breach of specified covenants, Employee Retirement Income Security Act (ERISA) events, material monetary judgments, change of control events and the material inaccuracy of the Company's representations and warranties.

Subsequent to January 31, 2012, the Company extended the maturity date of the revolving credit facility for one additional year, to March 2016, as provided for in the terms of the revolving credit facility.

Note 7—Notes Payable and Long-Term Debt:

The Company's notes payable and long-term debt consisted of the following for the years presented:

	Stated interest rate	Effective interest rate	January 31 2012	January 31 2011
			($ in millions)	
SAIC senior unsecured notes:				
$450 million notes issued in fiscal 2011, which mature in December 2020	4.45%	4.53%	**$ 449**	$ 448
$300 million notes issued in fiscal 2011, which mature in December 2040	5.95%	6.03%	**300**	300
Science Applications senior unsecured notes:				
$550 million notes issued in fiscal 2003, which mature in July 2012	6.25%	6.50%	**550**	550
$250 million notes issued in fiscal 2003, which mature in July 2032	7.13%	7.43%	**248**	248
$300 million notes issued in fiscal 2004, which mature in July 2033	5.50%	5.78%	**296**	296
Other notes payable due on various dates through fiscal 2018	0%-2.5%	Various	**9**	10
Total notes payable and long-term debt			**1,852**	1,852
Less current portion			**553**	3
Total notes payable and long-term debt, net of current portion			**$1,299**	$1,849
Fair value of notes payable and long-term debt			**$2,011**	$1,930

Interest is payable on the Company's senior unsecured notes on a semi-annual basis with principal payments due on maturity. The note discounts, issuance costs and the loss on the settlement of related treasury lock contracts are amortized to interest expense, which results in an effective interest rate that is higher than the stated interest rate of the notes.

The senior unsecured notes contain customary restrictive covenants, including, among other things, restrictions on the Company's ability to create liens and enter into sale and leaseback transactions. The Company was in compliance with all covenants as of January 31, 2012.

Maturities of notes payable and long-term debt are as follows:

Year Ending January 31	Total
	(in millions)
2013	$ 553
2014	2
2015	2
2016	1
2017	2
2018 and thereafter	1,300
Total principal payments	1,860
Less unamortized discount	8
	$1,852

Note 8—Related Party Transactions:

Science Applications has fully and unconditionally guaranteed the obligations of SAIC under its $450 million 4.45% notes and $300 million 5.95% notes. These notes have been reflected as debt of Science Applications. Science Applications has fully and unconditionally guaranteed any borrowings under SAIC's amended and restated revolving credit facility maturing in fiscal 2017. SAIC has fully and unconditionally guaranteed the obligations of Science Applications under its $300 million 5.5% notes, $550 million 6.25% notes and $250 million 7.13% notes.

SAIC has loaned cash to Science Applications and issues stock to employees of Science Applications and its subsidiaries. In addition, Science Applications may pay certain obligations on behalf of SAIC which are reflected in the related party note. The related party note bears interest based on LIBOR plus a market-based premium and is paid on a monthly basis or, upon approval by SAIC, increases the related party note balance. Portions of the related party note may be repaid at any time prior to maturity in fiscal 2013, which will be automatically extended for successive one-year periods unless SAIC or Science Applications provides prior notice to the other party.

Note 9—Retirement Plans:

Defined Contribution Plans

The Company sponsors several defined contribution plans, including the SAIC Retirement Plan (SRP) which is both a 401(k) plan and an employee stock ownership plan, in which most employees are eligible to participate. These plans allow eligible participants to contribute a portion of their income through payroll deductions and the Company may also make discretionary contributions. The Company contributions expensed for defined contribution plans was $152 million, $159 million and $162 million in fiscal 2012, 2011 and 2010, respectively.

Deferred Compensation Plans

The Company maintains two deferred compensation plans, the Keystaff Deferral Plan (KDP) and the Key Executive Stock Deferral Plan (KESDP), for the benefit of certain management or highly compensated employees or directors and allows eligible participants to elect to defer all or a portion of their annual bonus, sign-on bonus or certain other bonuses. Directors may also elect to defer their director fees. The Company makes no contributions to the KDP but maintains participant accounts for deferred amounts and interest earned. Interest is accrued based on the Moody's Seasoned Corporate Bond Rate (3.4% to 4.4% during fiscal 2012). Deferred balances are generally paid upon termination. Under the KESDP, eligible participants may elect to defer in share units all or a portion of their bonus awards granted under the 2006 Equity Incentive Plan (see Note 10) and prior plans. The Company makes no contributions to the accounts of KESDP participants. Benefits from the KESDP are payable in shares of SAIC's stock that may be held in a trust for the purpose of funding benefit payments to KESDP participants. Deferred balances will generally be paid upon retirement or termination.

Beginning in January 2011, the Company sponsored a 401(k) Excess Deferral Plan (Excess Plan) for the benefit of certain management or highly compensated employees that allows participants to elect to defer up to 20% of their eligible salary once the participant has met the contribution limit imposed on the SAIC Retirement Plan. The Company makes matching contribution to participants who have received a reduced Company contribution in the SAIC Retirement Plan due to the participant's deferral of salary into the Excess Plan.

Defined Benefit Plans

The Company sponsors a defined benefit pension plan in the United Kingdom for plan participants that primarily performed services on a specific customer contract, which expired. While benefits are no longer accruing under the plan, the Company has continuing defined benefit pension obligations with respect to certain plan participants. In June 2011, the Company sold certain components of its business, including the component of its business that contained this pension and employed the pension plan participants. The Company has classified the operating results of this business component, including pension expense through the date of sale, as discontinued operations for all periods presented. Pursuant to the definitive sale agreement, the Company retained the assets and obligations of this defined benefit pension plan. As a result of retaining the pension obligation, the remaining components of ongoing pension expense, primarily interest costs and assumed return on plan assets subsequent to the sale are recorded in continuing operations.

Subsequent Event. In February and March 2012, certain plan participants in the Company's defined benefit pension plan, who had previously transferred their employment to a successor contractor upon the expiration of the customer contract, elected to transfer, and the Company transferred, $46 million of pension plan assets to that successor contractor's plan and settled $63 million of related pension plan obligations. As a result of the transfer, the Company expects to record an immaterial settlement gain during the quarter ending April 30, 2012.

Funded Status. The following tables set forth the funded status and amounts recognized in the consolidated balance sheets for this plan.

	Year Ended January 31	
	2012	2011
	(in millions)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	**$131**	$136
Service cost	**—**	1
Interest cost	**7**	7
Actuarial loss (gain)	**15**	(1)
Benefits paid	**(2)**	(3)
Prior service costs	**1**	—
Contractual termination benefits	**—**	1
Curtailments	**—**	(8)
Foreign exchange rate changes	**(3)**	(2)
Projected benefit obligation at end of year	**$149**	$131
Change in plan assets:		
Fair value of plan assets at beginning of year	**$111**	$ 94
Actual return on plan assets	**6**	11
Company contributions	**8**	10
Benefits paid	**(2)**	(3)
Foreign exchange rate changes	**(3)**	(1)
Fair value of plan assets at end of year	**$120**	$111
Funded status at end of year	**$ (29)**	$ (20)

	January 31	
	2012	2011
	(in millions)	
Accumulated benefit obligation	**$149**	$130
Amounts recognized in the consolidated balance sheets consist of:		
Accrued pension liability (other long-term liabilities)	**$ (29)**	$ (20)
Amounts recognized in accumulated other comprehensive loss consist of:		
Net actuarial loss (pretax)	**$ 13**	$ —

The components of the Company's net periodic benefit cost for this plan were as follows:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Service cost	**$—**	$ 1	$ 3
Interest cost	**7**	7	7
Expected return on plan assets	**(5)**	(7)	(5)
Recognition of actuarial loss	**—**	—	4
Prior service costs	**1**	—	—
Contractual termination benefits	**—**	1	1
	$ 3	$ 2	$10

Actuarial Assumptions. The weighted-average assumptions used in determining the benefit obligations and the net periodic benefit cost of pension were as follows:

	January 31	
	2012	2011
Assumptions used to determine benefit obligations at the plan's measurement date:		
Discount rate	**4.4%**	5.6%
Rate of compensation increase	**3.8**	4.4

	Year Ended January 31		
	2012	2011	2010
Assumptions used to determine net periodic benefit cost:			
Discount rate	**5.6%**	5.5%	6.2%
Expected long-term rate of return on plan assets	**4.6**	6.8	6.7
Rate of compensation increase	**4.4**	4.3	4.3

The overall expected long-term rate of return on plan assets assumption represents the expected average earnings on funds invested or to be invested by the plan. This return is based on a variety of factors including long-term historical market returns for each asset class in the plan and review of peer data. A weighting of these asset class returns, based on the actual allocation of the asset classes in the plan as of the beginning of the fiscal year, was performed to determine an overall expected long-term rate of return on plan assets.

Plan Assets. The following tables set forth the fair value of plan assets and related level of inputs used to determine the fair value of plan assets in each asset class as defined by the accounting standard for fair value measurements (see Note 1):

January 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1 inputs)	Significant Other Observable Inputs (Level 2 inputs)	Significant Unobservable Inputs (Level 3 inputs)	Total
		(in millions)		
Asset class:				
International equity securities	**$—**	**$44**	**$—**	**$ 44**
United Kingdom government bonds	**—**	**15**	**—**	**15**
Corporate bonds	**—**	**21**	**—**	**21**
Cash	**40**	**—**	**—**	**40**
	$40	**$80**	**$—**	**$120**

January 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1 inputs)	Significant Other Observable Inputs (Level 2 inputs)	Significant Unobservable Inputs (Level 3 inputs)	Total
		(in millions)		
Asset class:				
International equity securities	$—	$44	$—	$ 44
United Kingdom government bonds	—	10	—	10
Corporate bonds	—	17	—	17
Cash	40	—	—	40
	$40	$71	$—	$111

The plan's assets consist of investments in pooled funds that contain investments with values based on quoted market prices, but for which the pools are not valued on a daily quoted market basis (Level 2 inputs).

The overall investment strategy for pension plan assets is to utilize a total return investment approach in which a mix of equity securities and fixed-income securities are used to produce a sufficient level of diversification and investment return over the long term for a prudent level of risk. Risk tolerance is established through consideration of plan demographics, plan liabilities, plan funded status and overall corporate financial condition. Consideration is also given to industry practices, long-term historical and prospective capital market returns, volatility, correlations among asset classes and relationships between the plan assets and liabilities. The assets are invested in liquid investments to satisfy benefit obligations as they become due. The investment portfolio contains a diversified blend of equity securities and fixed-income securities. As of January 31, 2012, the Company's target asset allocation was 60% and 40% of total plan assets for equity securities and fixed-income securities, respectively. However, a large portion of plan assets were held as cash at January 31, 2012 and 2011 in anticipation of a transfer of plan assets and obligations to a successor contractor.

Cash Flows. In fiscal 2013, the Company expects to contribute approximately $6 million to the defined benefit pension plan. The estimated annual benefit payments are expected to be $2 million for each of the years in fiscal 2013 to 2017. Total estimated benefit payments for fiscal 2018 through 2022 are expected to be $9 million.

Other

The Company also sponsors a defined benefit pension plan for employees working on one U.S. Government contract. As part of the contractual agreement, the customer reimburses the Company for contributions made to the plan that are allowable under government contract cost accounting requirements. If the Company were to cease being the contractor as a result of a recompetition process, this defined benefit pension plan and related plan assets and liabilities would transfer to the new contractor. If the contract expires or is terminated with no transfer of the plan to a successor contractor, any amount by which plan liabilities exceed plan assets, as of that date, will be reimbursed by the U.S. Government customer. Since the Company is not responsible for the current or future funded status of this plan, no assets or liabilities arising from its funded status are recorded in the Company's consolidated financial statements and no amounts associated with this plan are included in the defined benefit plan disclosures above.

Note 10—Stock-Based Compensation:

Plan Summaries. At January 31, 2012, the Company had stock-based compensation awards outstanding under the following plans: the 2006 Equity Incentive Plan, the Management Stock Compensation Plan, the Stock Compensation Plan and the 2006 Employee Stock Purchase Plan (ESPP). SAIC issues new shares upon the issuance of stock awards or exercise of stock options under these plans.

The 2006 Equity Incentive Plan provides the Company's and its affiliates' employees, directors and consultants the opportunity to receive various types of stock-based compensation and cash awards. As of January 31, 2012, the Company has issued stock options, vested stock awards, restricted stock awards, performance-based awards and cash awards under this plan. The 2006 Equity Incentive Plan provides that in the event of the Company's merger with or into another corporation, a sale of substantially all of its assets or another change of control transaction as determined by the plan administrator, the successor entity may assume or substitute all outstanding awards. If the successor entity does not assume or substitute all outstanding awards, the vesting of all awards will accelerate and any repurchase rights on awards will terminate. If a successor entity assumes or substitutes all awards and a participant is involuntarily terminated by the successor entity for any reason other than death, disability or cause within 18 months following the change of control, all outstanding awards of the terminated participant will immediately vest and be exercisable for a period of six months following termination. In the event of a change of control, the vesting of all awards held by non-employee directors of the Company will accelerate. Stock awards granted under the plan generally vest or become exercisable 20%, 20%, 20%, and 40% after one, two, three and four years, respectively. As of January 31, 2012, 134 million shares of SAIC's stock were reserved for future issuance under the 2006 Equity Incentive Plan.

The Company has a Management Stock Compensation Plan and a Stock Compensation Plan, together referred to as the Stock Compensation Plans. The board of directors may at any time amend or terminate the Stock Compensation Plans. The Stock Compensation Plans provide for awards in share units to eligible employees. Benefits from these plans are payable in shares of SAIC's stock that are held in a trust for the purpose of funding benefit payments to the plans' participants. The fair value of the awards granted under the Stock Compensation Plans, which are vesting share unit awards, is based on the fair value of the award on the date of grant. Compensation expense is measured at grant date and generally recognized over the vesting period of four or seven years depending upon the initial date of grant. For awards granted prior to January 1, 2006, participants' interests in these share units vest on a seven year schedule at the rate of one-third at the end of each of the fifth, sixth and seventh years following the date of the award. Awards granted on or after January 1, 2006 vest 100% after four years following the date of the award. Upon a change in control of the Company (as defined by the Stock Compensation Plans), participant accounts will become fully vested and shares of SAIC stock held in the accounts will be immediately distributed. The Stock Compensation Plans do not provide for a maximum number of shares available for future issuance.

The Company has an ESPP which allows eligible employees to purchase shares of SAIC's stock at a discount of up to 15% of the fair market value on the date of purchase. During the three years ended January 31, 2012, the discount was 5% of the fair market value on the date of purchase thereby resulting in the ESPP being non-compensatory. As of January 31, 2012, 33 million shares of SAIC's stock were authorized and reserved for future issuance under the ESPP.

Stock-Based Compensation and Related Tax Benefits Recognized. Stock-based compensation and related tax benefits recognized under all plans were as follows:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Stock-based compensation expense:			
Stock options	**$17**	$ 19	$ 30
Vesting stock awards	**71**	75	69
Vested stock awards	**1**	1	1
Performance-based stock awards	**(5)**	5	3
Total stock-based compensation expense recorded in continuing operations	**$84**	$100	$103
Total stock-based compensation expense recorded in discontinued operations	**$ 1**	$ 2	$ 3
Tax benefits recognized from stock-based compensation	**$33**	$ 40	$ 41
Vested stock issued as settlement of annual bonus accruals	**$ 3**	$ 4	$ 3

Stock Options. Stock options may be granted with exercise prices no less than the fair value of SAIC's common stock on the date of grant and for terms not greater than ten years. Prior to January 31, 2011, stock options granted under the 2006 Equity Incentive Plan have a term of five years and a vesting period of four years, except for stock options granted to the Company's outside directors, which have a vesting period of one year. Subsequent to January 31, 2011, stock options granted under the 2006 Equity Incentive Plan have a term of seven years. Stock options were granted with exercise prices equal to fair value on the date of grant.

The fair value of the Company's stock option awards is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the Company's stock option awards is generally expensed on a straight-line basis over the vesting period of four years, except for stock options granted to the Company's outside directors, which is recognized over the vesting period of one year. The expected term of all awards granted is derived from the Company's historical experience except for awards granted to the Company's outside directors, for which the expected term of awards granted is derived utilizing the "simplified" method presented in SEC Staff Accounting Bulletin Nos. 107 and 110, "Share-Based Payment". Expected volatility is based on an average of the historical volatility of SAIC's stock and the implied volatility from traded options on SAIC's stock. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the stock option on the date of grant. The Company uses historical data to estimate forfeitures.

The weighted average grant-date fair value and assumptions used to determine fair value of stock options granted for each of the three years ended January 31, 2012 were as follows:

	Year Ended January 31		
	2012	2011	2010
Weighted average grant-date fair value	**$4.21**	$3.96	$4.79
Expected term (in years)	**4.9**	3.8	3.9
Expected volatility	**23.4%**	25.1%	30.6%
Risk-free interest rate	**2.2%**	2.1%	1.5%
Dividend yield	**0%**	0%	0%

Stock option activity for each of the three years ended January 31, 2012 was as follows:

	Shares of stock under stock options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
	(in millions)		(in years)	(in millions)
Outstanding at January 31, 2009	39.9	$15.08	2.1	$186
Options granted	5.5	18.41		
Options forfeited or expired	(3.0)	15.57		
Options exercised	(10.8)	13.22		57
Outstanding at January 31, 2010	31.6	16.26	2.0	66
Options granted	5.3	17.43		
Options forfeited or expired	(2.8)	16.14		
Options exercised	(9.1)	14.08		36
Outstanding at January 31, 2011	25.0	17.31	2.1	11
Options granted	3.9	16.92		
Options forfeited or expired	(3.6)	16.73		
Options exercised	(4.5)	14.69		8
Outstanding at January 31, 2012	**20.8**	**17.90**	**2.5**	**—**
Vested and expected to vest in the future as of January 31, 2012	**19.7**	**17.93**	**2.4**	**—**

The following table summarizes activity related to exercises of stock options for each of the three years ended January 31, 2012 as follows:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Cash received from exercises of stock options	**$ 1**	$ 6	$ 17
Stock exchanged at fair value upon exercises of stock options	**14**	41	116
Tax benefits realized from exercises of stock options	**4**	17	24

Stock options outstanding as of January 31, 2012 were as follows:

Range of exercise prices	Stock options outstanding	Weighted average exercise price	Weighted average remaining contractual term	Stock options exercisable	Weighted average exercise price	Weighted average remaining contractual term
	(in millions)		(in years)	(in millions)		(in years)
$12.00 to $17.00	3.5	$16.91	6.2	—	$15.48	3.9
$17.01 to $18.00	8.5	17.53	1.8	4.9	17.59	.8
$18.01 to $19.00	8.4	18.59	1.7	4.4	18.62	1.6
$19.01 to $21.00	0.4	20.10	1.2	0.3	20.10	1.2
	20.8	**17.90**	**2.5**	**9.6**	**18.14**	**1.2**

The aggregate intrinsic value for options exercisable at January 31, 2012 was $0 million.

As of January 31, 2012, there was $22 million of unrecognized compensation cost, net of estimated forfeitures, related to stock options, which is expected to be recognized over a weighted-average period of 2.2 years.

Vesting Stock Awards. Compensation expense is measured at the grant date fair value and generally recognized over the vesting period of four years, or seven years for certain stock awards granted under the Stock Compensation Plans.

Vesting stock award activity for the year ended January 31, 2012 was as follows:

	Shares of stock under stock awards	Weighted average grant-date fair value
	(in millions)	
Unvested at January 31, 2011	11.7	$18.03
Awards granted	5.7	16.83
Awards forfeited	(1.3)	17.68
Awards vested	(4.1)	18.00
Unvested at January 31, 2012	**12.0**	**17.50**

As of January 31, 2012, there was $103 million of unrecognized compensation cost, net of estimated forfeitures, related to vesting stock awards, which is expected to be recognized over a weighted average period of 2.4 years. The fair value of vesting stock awards that vested in fiscal 2012, 2011 and 2010 was $67 million, $64 million and $55 million, respectively.

Performance-Based Stock Awards. The Company grants performance-based stock awards to certain officers and key employees of the Company under the 2006 Equity Incentive Plan. These awards vest at the end of a three-year performance period based upon the achievement of specific pre-established levels of performance. The number of shares ultimately awarded can range from zero to 150% of the specified target awards based on the achievement of cumulative growth in diluted EPS from continuing operations and operating income margin, weighted equally, over a three fiscal year period for awards granted prior to fiscal 2012 and cumulative growth in diluted EPS from continuing operations and internal revenue growth, weighted equally, over a three fiscal year period for awards granted in fiscal 2012. Compensation expense for performance-based stock awards is recognized over the three-year performance period based on the expected level of achievement that will be obtained.

Performance-based stock award activity for the year ended January 31, 2012 was as follows:

	Expected number of shares of stock to be issued under performance-based stock awards	Weighted average grant-date fair value
	(in millions)	
Outstanding at January 31, 2011	1.0	$17.89
Awards granted	0.5	16.92
Awards forfeited	(0.3)	17.24
Adjustments to expected number of shares of stock to be issued	(0.7)	18.03
Outstanding at January 31, 2012	**0.5**	**17.02**

Adjustments to the expected number of shares of stock to be issued are due to changes in the expected level of achievement of the performance goals over the life of the awards.

As of January 31, 2012, there was $5 million of unrecognized compensation cost, net of estimated forfeitures, related to performance-based stock awards granted under the 2006 Equity Incentive Plan, which is expected to be recognized over a weighted average period of 1.9 years. As of January 31, 2012, there have been no vesting events for performance-based stock awards under the 2006 Equity Incentive Plan.

Note 11—Income Taxes:

Substantially all of income from continuing operations before income taxes for the three years ended January 31, 2012 was earned in the United States. The provision for income taxes related to continuing operations for each of the three years ended January 31, 2012 included the following:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Current:			
Federal and foreign	**$222**	$260	$262
State	**24**	48	47
Deferred:			
Federal and foreign	**(20)**	9	(16)
State	**(11)**	(3)	(4)
Total	**$215**	$314	$289

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income from continuing operations before income taxes for each of the three years ended January 31, 2012 follows:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Amount computed at the statutory federal income tax rate (35%)	**$ 73**	$ 305	$ 269
State income taxes, net of federal tax benefit	**8**	29	27
Change in accruals for uncertain tax positions	**1**	(7)	3
CityTime uncertain tax liability	**96**	—	—
Research and development credits	**(7)**	(8)	(6)
U.S. manufacturing activity benefit	**(5)**	(5)	(2)
Non-deductible penalties	**49**	—	—
Other	**—**	—	(2)
Total	**$ 215**	$ 314	$ 289
Effective income tax rate	**103.9%**	36.0%	37.6%

The Company's effective income tax rate for fiscal 2012 significantly exceeded statutory tax rates due primarily to the estimated non-deductible portion of the CityTime loss provision (see Note 17). The lower effective income tax rate for fiscal 2011 as compared to fiscal 2010 was primarily due to the reversal of $7 million in accruals for unrecognized tax benefits as a result of the settlement of federal and state tax audits for amounts lower than the recorded accruals.

Deferred income taxes are recorded for differences in the basis of assets and liabilities for financial reporting purposes and tax reporting purposes. Deferred tax assets (liabilities) were comprised of the following:

	January 31	
	2012	2011
	(in millions)	
Accrued vacation and bonuses	**$ 88**	$ 90
Investments	**8**	11
Deferred compensation	**54**	47
Vesting stock awards	**61**	75
Credits and net operating losses carryovers	**35**	28
Employee benefit contributions	**6**	6
CityTime loss provision	**63**	—
Other	**32**	32
Total deferred tax assets	**347**	289
Deferred revenue	**(68)**	(51)
Fixed asset basis differences	**(25)**	(21)
Purchased intangible assets	**(133)**	(119)
Total deferred tax liabilities	**(226)**	(191)
Net deferred tax assets, before valuation allowance	**121**	98
Valuation allowance	**(2)**	(2)
Net deferred tax assets	**$ 119**	$ 96

Net deferred tax assets were as follows:

	January 31	
	2012	2011
	(in millions)	
Net current deferred tax assets	**$ 82**	$41
Net current deferred tax assets (included in assets of discontinued operations)	**—**	4
Net non-current deferred tax assets	**37**	51
Total net deferred tax assets	**$119**	$96

At January 31, 2012, the Company had $57 million of federal net operating loss (NOL) carryforwards, which will expire in fiscal 2020 to 2030 and $8 million in state tax credits, which will expire in fiscal 2016 to 2026. The Company expects to fully utilize these NOL carryforwards and state tax credits before expiration.

The Company's unrecognized tax benefits are primarily related to certain recurring deductions customary for the Company's industry in addition to the estimated non-deductible portion of the CityTime loss provision (see Note 17). The changes in the unrecognized tax benefits, excluding accrued interest and penalties, were as follows:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Unrecognized tax benefits at beginning of year	**$ 23**	$ 44	$31
Additions for tax positions related to current year	**102**	1	10
Additions for tax positions related to prior years	**10**	1	9
Reductions for tax positions related to prior years	**(4)**	(8)	(1)
Settlements with taxing authorities	**—**	(12)	—
Lapse of statute of limitations	**(2)**	(3)	(5)
Unrecognized tax benefits at end of year	**$129**	$ 23	$44
Unrecognized tax benefits that, if recognized, would affect the effective income tax rate	**$115**	$ 17	$36

In fiscal 2012, the Company's unrecognized tax benefits increased primarily due to the estimated non-deductible portion of the CityTime loss provision (see Note 17). In fiscal 2011, the Company's unrecognized tax benefits decreased primarily due to the resolution of certain tax contingencies with the tax authorities, including $7 million that was recognized as an income tax benefit in fiscal 2011.

The amount of interest and penalties recognized in the consolidated statements of income was $1 million in fiscal 2010. A negligible amount of interest and penalties were recognized in the consolidated statements of income in fiscal 2012 and 2011. At January 31, 2012 and 2011, accrued interest and penalties totaled $3 million and $5 million, respectively.

At January 31, 2012, the balance of unrecognized tax benefits included liabilities for uncertain tax positions of $132 million, $29 million of which is classified as other long-term liabilities on the consolidated balance sheet. The balance of unrecognized tax benefits at January 31, 2011 included liabilities for uncertain tax positions of $26 million, $25 million of which were classified as other long-term liabilities on the consolidated balance sheet.

The Company files income tax returns in the United States and various state and foreign jurisdictions and is subject to routine compliance reviews by the Internal Revenue Service (IRS) and other taxing authorities. The Company has effectively settled with the IRS for fiscal years prior to and including fiscal 2008. The Company also settled fiscal 2011 as a result of the Company's participation in the IRS Compliance Assurance Process beginning in fiscal 2011, in which the Company and the IRS endeavor to agree on the treatment of all tax positions prior to the tax return being filed, thereby greatly reducing the period of time between tax return submission and settlement with the IRS.

During the next 12 months, it is reasonably possible that resolution of reviews by taxing authorities, both domestic and international, could be reached with respect to $103 million of the Company's unrecognized tax benefits including a negligible amount of previously accrued interest, depending on the timing of ongoing examinations, any litigation and expiration of statute of limitations, either because the Company's tax positions are sustained or because the Company agrees to their disallowance and pays the related income tax. While the Company believes it has adequate accruals for uncertain tax positions, the tax authorities may determine that the Company owes taxes in excess of recorded accruals or the recorded accruals may be in excess of the final settlement amounts agreed to by tax authorities.

Note 12—Accumulated Other Comprehensive Loss:

The components of accumulated other comprehensive loss were as follows:

	January 31	
	2012	2011
	(in millions)	
Foreign currency translation adjustments, net of taxes of $(2) and $2 million as of January 31, 2012 and 2011, respectively	**$ 2**	$ (2)
Unrecognized net loss on settled derivative instruments associated with outstanding debt, net of taxes of $3 million and $4 million as of January 31, 2012 and 2011, respectively	**(5)**	(5)
Unrecognized loss on defined benefit plan, net of taxes of $5 million as of January 31, 2012	**(8)**	—
Total accumulated other comprehensive loss, net of taxes of $6 million as of January 31, 2012 and 2011	**$(11)**	$ (7)

As of January 31, 2012, there is less than $1 million of the unrealized net loss on settled derivative instruments (pre-tax) to be amortized and recognized as interest expense during the next 12 months.

Note 13—Leases:

The Company occupies most of its facilities under operating leases. Most of the leases require the Company to pay maintenance and operating expenses such as taxes, insurance and utilities and also contain renewal options to extend the lease and provisions for periodic rate escalations to reflect inflationary increases. Certain equipment is leased under short-term or cancelable operating leases. Rental expense for facilities and equipment related to continuing operations for each of the three years ended fiscal January 31, 2012 were as follows:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Gross rental expense	**$178**	$174	$156
Less lease and sublease income	**(17)**	(23)	(15)
Net rental expense	**$161**	$151	$141

In fiscal 2004, the Company was awarded a contract with the Greek Government (see Note 17) that requires the Company to lease certain equipment under an operating lease from a subcontractor for ten years. The terms of the customer contract and lease agreement provide that if the customer defaults on its payments to the Company to cover the future lease payments, then the Company is not required to make the lease payments to the subcontractor. Consequently, the maximum contingent lease liability of $30 million related to this contract at January 31, 2012 is not reflected in the future minimum lease commitments table below.

Future minimum lease commitments and lease or sublease receipts under non-cancelable operating leases in effect at January 31, 2012 are as follows:

Year Ending January 31	Operating lease commitment	Lease or sublease receipts
	(in millions)	
2013	$124	$ 1
2014	111	1
2015	93	1
2016	75	1
2017	55	—
2018 and thereafter	138	8
Total	$596	$12

As of January 31, 2012, the Company had capital lease obligations of $6 million that are payable over the next five years.

Note 14—Supplementary Income Statement and Cash Flow Information:

Supplementary income statement information for the years presented were as follows:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Depreciation and amortization expense for property, plant and equipment and assets acquired under capital leases	**$69**	$70	$64
Internal research and development costs included in selling, general and administrative expenses	**$93**	$55	$49
Amortization expense for finite-lived intangible assets	**$45**	$40	$26
Impairment losses for intangible assets	**$19**	$—	$ 6

Supplementary cash flow information, including non-cash investing and financing activities, for each of the three years ended January 31, 2012 was as follows:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Increase (decrease) in accrued stock repurchases	**$ (7)**	$ (17)	$ 24
Fair value of assets acquired in acquisitions	**$ 238**	$ 470	$ 314
Cash paid in acquisitions, net of cash acquired of $5 million, $10 million and $8 million in fiscal 2012, 2011 and 2010, respectively	**(218)**	(382)	(256)
Non-cash consideration	**—**	—	(3)
Accrued acquisition payables, net	**—**	(4)	(10)
Liabilities assumed in acquisitions	**$ 20**	$ 84	$ 45
Cash paid for interest (including discontinued operations)	**$ 107**	$ 71	$ 71
Cash paid for income taxes (including discontinued operations)	**$ 289**	$ 361	$ 273

Note 15—Business Segment Information:

The Company defines its reportable segments based on the way the chief operating decision maker (CODM), currently its chief executive officer, manages the operations of the Company for purposes of allocating resources and assessing performance.

Prior to February 1, 2011, the CODM managed the Company's operations at the business unit level, each of which reported to one of several operating groups. The Company's business units were aggregated into reportable segments, either Government and Commercial, based on the nature of the customers served, contractual requirements and the regulatory environment governing the business unit's operations. The Company also had a Corporate and Other segment.

Effective February 1, 2011, the Company aligned its operations within the maturing group structure that is better organized around the markets served and the nature of products and services provided to customers in those markets. At the same time, the CODM began managing the Company's operations at the group level for purposes of allocating resources and assessing performance. As a result of this change, the Company redefined its reportable segments into the following: Defense Solutions; Health, Energy and Civil Solutions; Intelligence and Cybersecurity Solutions; and Corporate and Other. The Intelligence and Cybersecurity Solutions reportable segment represents the aggregation of the Intelligence, Surveillance, and Reconnaissance group and Cyber and Information Solutions business unit, which reported directly to the CODM, because they share similar economic characteristics and have similarities in the nature of products and services provided, methods of service delivery, customers served and the regulatory environment in which they operate.

Defense Solutions provides systems engineering and specialized technical services and solutions in support of command and control, communications, modeling and simulation, logistics, readiness and sustainment and network operations to a broad customer base within the defense industry. Defense Solutions helps design and implement advanced, networked command and control systems to enable U.S. and allied defense customers to plan, direct, coordinate and control forces and operations at strategic, operational and tactical levels. Defense Solutions also provides a wide range of logistics, product support and force modernization solutions, including supply chain management, demand forecasting, distribution, sustaining engineering, maintenance and training services, to enhance the readiness and operational capability of U.S. military personnel and their weapons and support systems. Major customers of Defense Solutions include most branches of the U.S. military.

Health, Energy and Civil Solutions provides services and solutions in the areas of critical infrastructure, homeland security, safety and mission assurance, training, environmental assessments and restoration, engineering design, construction and sophisticated IT services across a broad customer base. These services and solutions range from engineering, design and construction services, energy management, renewables and energy distribution/smart-grid, to healthcare IT, data management and analytics, health infrastructure and biomedical support and research. Health, Energy and Civil Solutions also provides integrated security solutions and training expertise in the detection of chemical, biological, radiological, nuclear and explosive threats and designs and develops products and applied technologies that aid anti-terrorism and homeland security efforts, including border, port and security inspection systems and checked baggage explosive detection systems. Major customers of Health, Energy and Civil Solutions primarily include the U.S. federal government, state and local governmental agencies, foreign governments and commercial enterprises in various industries.

Intelligence and Cybersecurity Solutions provides systems and services focused on intelligence, surveillance, reconnaissance and cybersecurity across a broad spectrum of national security programs. Intelligence and Cybersecurity Solutions provides quick reaction, manned and unmanned airborne, maritime, space and ground-based surveillance systems which leverage an understanding of the underlying physics of operating in space, weight and power-constrained environments. Intelligence and Cybersecurity Solutions also provides intelligence collection, processing, exploitation, and dissemination solutions, including systems designed to optimize decision-making in high rate, large volume, and complex data environments. Intelligence and Cybersecurity Solutions provides cybersecurity technology and information management solutions, analytics and forensics, accreditation and testing services, and products that protect data, applications, and modern information technology infrastructures from advanced and persistent threats as well as mission support in the geospatial, intelligence analysis, technical operations, and linguistics domains. Major customers of Intelligence and Cybersecurity Solutions include national and military intelligence agencies, and other federal, civilian and commercial customers in the national security complex.

Corporate and Other includes the operations of the Company's internal real estate management subsidiary, various corporate activities, certain corporate expense items that are not reimbursed by the Company's U.S. Government customers and certain revenue and expense items excluded from the CODM's evaluation of a reportable segment's performance.

The following tables summarize business segment information for each of the three years ended January 31, 2012:

	Year Ended January 31		
	2012	2011	2010
		(in millions)	
Revenues:			
Defense Solutions	**$ 4,191**	$ 4,657	$ 4,518
Health, Energy and Civil Solutions	**2,858**	2,792	2,848
Intelligence and Cybersecurity Solutions	**3,540**	3,421	3,216
Corporate and Other	**2**	58	4
Intersegment elimination	**(4)**	(7)	(6)
Total revenues	**$10,587**	$10,921	$10,580
Operating income (loss):			
Defense Solutions	**$ (171)**	$ 380	$ 355
Health, Energy and Civil Solutions	**258**	258	236
Intelligence and Cybersecurity Solutions	**275**	288	281
Corporate and Other	**(51)**	21	(36)
Total operating income	**$ 311**	$ 947	$ 836
Amortization of intangible assets:			
Defense Solutions	**$ 5**	$ 7	$ 12
Health, Energy and Civil Solutions	**24**	16	8
Intelligence and Cybersecurity Solutions	**16**	17	6
Total amortization of intangible assets	**$ 45**	$ 40	$ 26

Asset information by segment is not a key measure of performance used by the CODM. Interest income, interest expense and provision for income taxes, as reported in the consolidated financial statements, are not part of operating income and are primarily recorded at the corporate level. Under U.S. Government Cost Accounting Standards, indirect costs including depreciation expense are collected in numerous indirect cost pools which are then collectively allocated out to the Company's reportable segments based on a representative causal or beneficial relationship of the costs in the pool to the costs in the base. While depreciation expense is a component of the allocated costs, the allocation process precludes depreciation expense from being specifically identified by the Company's individual reportable segments. For this reason, depreciation expense by reportable segment has not been reported above.

Substantially all of the Company's revenues and tangible long-lived assets are generated by or owned by entities located in the United States. As such, the financial information by geographic location is not presented.

The Company's total revenues are largely attributable to prime contracts with the U.S. Government or to subcontracts with other contractors engaged in work for the U.S. Government. The percentages of total revenues for the U.S. Government, its agencies and other customers comprising more than 10% of total revenues for each of the three years ended January 31, 2012 were as follows:

	Year Ended January 31		
	2012	2011	2010
U.S. Government	**93%**	91%	91%
U.S. Army	**26%**	23%	24%
U.S. Navy	**13%**	13%	13%

Note 16—Discontinued Operations:

In June 2011, in order to better align its business portfolio with its strategy, the Company sold certain components of its business, which were historically included in the Company's Health, Energy and Civil Solutions segment, primarily focused on providing information technology services to international oil and gas companies. The Company received net proceeds of $167 million resulting in a gain on sale before income taxes of $111 million related to this sale. The Company has classified the operating results of these business components, including pension activity through the date of sale (Note 9), as discontinued operations for all periods presented.

In March 2001, the Company's former subsidiary Telcordia Technologies, Inc. (Telcordia) instituted arbitration proceedings against a customer, Telkom South Africa, as a result of a contract dispute. Pursuant to the definitive stock purchase agreement for the fiscal 2006 sale of Telcordia, the Company was entitled to receive the net proceeds from any settlement after deduction for tax liabilities incurred by Telcordia. In July 2010, Telcordia and Telkom South Africa settled all claims related to these arbitration proceedings. Under the settlement, Telkom South Africa paid $80 million plus amounts for value added taxes (VAT). In fiscal 2011, the Company and Telcordia subsequently executed an agreement which resolved matters related to the Telkom South Africa settlement and certain other contingencies related to the fiscal 2006 sale of Telcordia. The Company recorded pre-tax gains of $77 million in discontinued operations related to these actions during the year ended January 31, 2011. The results of discontinued operations included pre-tax net losses of $6 million in fiscal 2010. The Company also sold a non-strategic component of its Intelligence and Cybersecurity Solutions segment in fiscal 2010.

The pre-sale operating results of business components sold by the Company for each of the three years ended January 31, 2012 were as follows:

	Year Ended January 31		
	2012	2011	2010
	(in millions)		
Revenues	**$70**	$196	$267
Costs and expenses:			
Cost of revenues	**55**	156	192
Selling, general and administrative expenses	**11**	28	45
Operating income	**$ 4**	$ 12	$ 30

Income from discontinued operations also includes other activity that is immaterial and not reflected in the table above.

Note 17—Legal Proceedings:

Timekeeping Contract with City of New York

Since 2000, the Company performed under a systems development and implementation contract relating to an automated time and attendance and workforce management system (CityTime) for certain agencies of the City of New York (City). The Company billed approximately $635 million under the contract, which was completed in June 2011.

The U.S. Attorney's Office for the Southern District of New York has been conducting a criminal investigation relating to the CityTime program. In connection with the investigation, a federal grand jury in the Southern District of New York indicted several defendants and charged a former Company program manager with violating various federal statutes relating to an alleged kickback scheme, including charges of conspiracy, wire fraud against the City, honest services fraud against the Company and obstruction of justice. The fraudulent scheme described in the indictment alleges that individuals from the Company (the former program manager and a former chief systems engineer), the primary subcontractor, Technodyne LLC, second-tier subcontractors and others collaborated to defraud the City by overbilling and inflating the price paid by the City under the contract, all to illegally enrich themselves. The indictment also alleges that the Company paid to Technodyne hundreds of millions of dollars under the contract after receiving an internal complaint raising suspicions of kickbacks from Technodyne to the former program manager. The Company's former chief systems engineer on the program pleaded guilty in June 2011 to multiple criminal charges related to the same fraudulent scheme.

The City's Department of Investigation has also been conducting an investigation regarding the CityTime contract. In June 2011, the Company received a letter from New York City Mayor Michael Bloomberg, which requested that the Company reimburse the City for approximately $600 million paid by the City to the Company for CityTime and the cost of investigating and remediating the CityTime program.

In March 2012, the Company reached a settlement with the U.S. Attorney's Office and the City relating to the CityTime investigations. In connection with this settlement, the Company entered into a deferred prosecution agreement (DPA) with the U.S. Attorney's Office effective March 14, 2012. Under the DPA, the Company agreed to pay approximately $500 million, comprised of $370 million in restitution that will be paid to the City by the U.S. Government, and a $130 million penalty. The City and the Company exchanged mutual releases upon execution of the DPA, releasing each other from all claims arising out of the CityTime contract. The Company's release of the City terminated the Company's right to collect approximately $40 million in a receivable the City owed to the Company under the terms of the CityTime contract. The Company recorded $410 million, consisting of the $370 million remitted to the City and the cancellation of the $40 million account receivable from the City, as a reduction of revenues in fiscal 2012. The remaining $130 million was recorded as a component of selling, general and administrative expenses in fiscal 2012. The Company paid the $500 million cash settlement payment in the first quarter of fiscal 2013.

Under the terms of the DPA, the U.S. Attorney's Office will defer prosecution of a single criminal count against the Company, which alleged that the Company, through the conduct of certain managerial employees and others, caused the City to significantly overpay for the CityTime system. If the Company complies with the terms of the DPA, the U.S Attorney will dismiss the criminal count at the end of a three-year period. Under the DPA, the Company has agreed, among other things, to retain an independent monitor, selected by the U.S. Attorney's Office after consultation with the Company, who will report periodically to the U.S. Attorney's Office and who will have broad authority to monitor and make recommendations on a number of the Company's policies and practices. The DPA provides that the monitor will serve for a period of three years, subject to adjustment under certain circumstances.

With a substantial portion of the Company's business derived from U.S. Government contracts, the Company has been in discussions with its U.S. Government customers regarding the CityTime matter, including the DPA and resolution of the matter with the U.S. Attorney's Office and the City. While the Company does not expect to be terminated on existing U.S. Government contracts or precluded from bidding on new U.S. Government contracts, it is working to resolve these matters with these government customers as quickly as possible, but no assurances can be given as to the timing or outcome of these discussions.

Data Privacy Litigation

The Company is a defendant in the following seven putative class action lawsuits filed in October 2011 through March 2012: (1) *Richardson, et al. v. TRICARE Management Activity, Science Applications International Corporation, United States Department of Defense, et al.* in U.S. District Court for the District of Columbia; (2) *Arrellano, et al. v. SAIC, Inc.* in U.S. District Court for the Western District of Texas; (3) *Biggerman, et al. v. TRICARE Management Activity, Science Applications International Corporation, United States Department of Defense, et al.* in U.S. District Court for the District of Columbia; (4) *Moskowitz, et al. v. TRICARE Management Activity, Science Applications International Corporation, United States Department of Defense, et al.* in U.S. District Court for the District of Columbia; (5) *Palmer, et al. v. TRICARE Management Activity, Science Applications International Corporation, United States Department of Defense, et al.*, in U.S. District Court for the District of Columbia; (6) *Losack, et al. v. SAIC, Inc.* in U.S. District Court for the Southern District of California; and (7) *Deatrick v. Science Applications International Corporation* in U.S. District Court for the Northern District of California. The Company was a defendant in another putative class action lawsuit, *Adcock, et al. v. Science Applications International Corporation*, filed in October 2011 in the U.S. District Court for the Northern District of Florida, but the plaintiffs voluntarily dismissed the case in January 2012. The lawsuits were filed following the theft of computer backup tapes from a vehicle of a Company employee. The employee was transporting the backup tapes between federal facilities under an IT services contract the Company was performing in support of TRICARE, the health care program for members of the military, retirees and their families. The tapes contained personally identifiable and protected health information of approximately five million military clinic and hospital patients. There is no evidence that any of the data on the backup tapes has actually been accessed or viewed by an unauthorized person. In order for an unauthorized person to access or view the data on the backup tapes, it would require knowledge of and access to specific hardware and software and knowledge of the system and data structure. The Company has notified potentially impacted persons by letter and is offering one year of credit monitoring services to those who request these services and in certain circumstances, one year of identity restoration services.

The complaints in the seven lawsuits vary in their allegations and causes of action against the Company and include allegations of negligence, breach of contract, breach of implied-in-fact contract, invasion of privacy by public disclosure of private facts and statutory violations of the Texas Deceptive Trade Practices Act, the California Confidentiality of Medical Information Act, California data breach notification requirements, the California Unfair Competition Law, the Fair Credit Reporting Act and the Privacy Act of 1974. The complaints seek monetary relief, including unspecified actual damages, punitive damages, statutory damages of $1,000 for each class member and attorney's fees, as well as injunctive and declaratory relief. The Company has filed motions to dismiss in five of the seven cases. In addition, the Company has filed a motion with the Judicial Panel for Multidistrict Litigation (JPML) to transfer the seven pending cases, plus a related case, to a single court for consolidated or coordinated pretrial proceedings. The Company has filed motions to stay all proceedings in each of the seven pending cases and the related case pending a decision by JPML on the Company's motion.

The Company intends to vigorously defend itself against the claims made in the class action lawsuits. The Company has insurance coverage against judgments or settlements relating to the claims being brought in these lawsuits, with a $10 million deductible. The insurance coverage also covers the Company's defense costs, subject to the same deductible. As of January 31, 2012, the Company has recorded a loss provision of $10 million related to these lawsuits, representing the low end of the Company's estimated loss. The Company believes that, if any loss is experienced by the Company in excess of its estimate, such a loss would not exceed the Company's insurance coverage. As these lawsuits progress, many factors will affect the amount of the ultimate loss, resulting from these claims being brought against the Company, including the outcome of the Company's motions to dismiss, the results of any discovery, the outcome of any pretrial motions and the courts' rulings on certain legal issues.

The Company has been informed that the Office for Civil Rights (OCR) of the Department of Health and Human Services (HHS) is investigating matters related to the incident. OCR is the division of HHS charged with enforcement of the Health Insurance Portability and Accountability Act of 1996, as amended (HIPAA) and the privacy, security and data breach rules which implement HIPAA. OCR may, among other things, require a corrective action plan and impose civil monetary penalties against the data owner (Department of Defense) and, in certain situations, against the data owners' contractors, such as the Company. The Company is cooperating with TRICARE in responding to the OCR investigation.

Derivative and Securities Litigation

In February and March 2012, the following three stockholder derivative complaints were filed, each purportedly on the Company's behalf: (1) *Stellini v. Havenstein et al.* in U.S. District Court for the Southern District of California against the Company's directors and former chief executive officer; (2) *Malanowski v. Havenstein et al.* in New York Supreme Court, New York County against the Company's directors and former chief executive officer; and (3) *Malanowski v. Denault et al.* in U.S. District Court for the Southern District of New York against the former manager of the CityTime program, the Company's former chairman and chief executive officer and the Company's chief financial officer. Each complaint claims that the defendants breached their fiduciary duties to the Company with respect to the CityTime contract for various reasons, including failure to supervise the adequacy of the Company's internal controls, allowing the Company to issue misleading financial statements, and failure to exercise their oversight responsibilities to ensure that the Company complied with applicable laws, rules and regulations. Two of the complaints further claim that the defendants are liable to the Company under theories of gross mismanagement, contribution and indemnification, abuse of control, and waste of corporate assets. The Company currently intends to file a motion to dismiss each of these complaints because the respective plaintiffs did not serve a pre-suit demand before filing the derivative complaints. The Company has also received a stockholder demand letter related to CityTime and TRICARE, which an independent committee of the Company's board of directors is currently reviewing.

In February 2012, an alleged stockholder filed a putative securities class action, *City of Westland Police & Fire Retirement System v. SAIC, Inc. et al.*, in U.S. District Court for the Southern District of New York against the Company, its chief financial officer, former chief executive officer, and the former program manager on the CityTime program, purportedly on behalf of all purchasers of SAIC's common stock from April 11, 2007 through September 1, 2011. The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on allegations that the Company and individual defendants made misleading statements or omissions about the Company's revenues, operating income, and internal controls in connection with disclosures relating to the CityTime project. The plaintiff seeks to recover from the Company and the individual defendants an unspecified amount of damages class members allegedly incurred by buying SAIC's stock at an inflated price. The Company intends to vigorously defend against these claims.

The Company currently believes that a loss relating to the above-described stockholder matters is possible, but the Company cannot reasonably estimate the range of potential loss in light of the fact that these matters are in their early stages.

Greek Government Contract

Background and Arbitration. In May 2003, the Company entered into a firm-fixed-price contract with the Hellenic Republic of Greece (the Customer) to provide a Command, Control, Communications, Coordination and Integration System (the System) to support the 2004 Athens Summer Olympic Games (the Olympics) and to serve as the security system for the Customer's public order departments following completion of the Olympics.

In November 2008, the Customer accepted the System in writing pursuant to the requirements of the contract. At the time, the Customer determined that the System substantially complied with the terms of the contract and accepted the System with certain alleged minor omissions and deviations. Upon System acceptance, the Company invoiced the Customer for approximately $18 million, representing the undisputed portion of the contract balance owed to the Company. The Customer has not paid this final invoice.

In June 2009, the Company initiated arbitration before the International Chamber of Commerce against the Customer seeking damages for breaches of contract by the Customer. The Company seeks (i) aggregate damages in excess of $92 million for payment of amounts owed and other claims and damages, (ii) recovery of advance payment and performance bond amounts totaling $25 million and (iii) costs and expenses associated with the arbitration. The Customer filed an answer to the complaint denying liability on various grounds and a supplementary answer asserting set-off claims against amounts sought by the Company. The final arbitration hearing is scheduled to commence in May 2012. Due to the complex nature of the legal and factual issues involved, the outcome of the arbitration is uncertain.

Financial Status and Contingencies. As a result of the significant uncertainties on this contract, the Company converted to the completed-contract method of accounting and ceased recognizing revenues for the System development portion of this contract in fiscal 2006. No profits or losses were recorded on the Greek contract during the years ended January 31, 2012, 2011 and 2010. As of January 31, 2012, the Company has recorded $123 million of losses under the Greek contract, reflecting the Company's estimated total cost to complete the System, assuming the Greek contract value was limited to the cash received to date. Based on the complex nature of this contractual situation and the difficulties encountered to date, significant uncertainties exist and the Company is unable to reliably estimate the ultimate outcome. The Company may reverse a portion of the losses from the Greek contract if it receives future payments as required under the modified Greek contract.

The Company has $15 million of receivables relating to VAT as of January 31, 2012 that the Company has paid and believes it is entitled to recover either as a refund from the taxing authorities or as a payment under the Greek contract. The Company has invoiced the Customer for $33 million for VAT and the Customer has failed to make payment. If the Customer fails to pay the outstanding VAT amounts or the Company is unable to recover the amount as a refund from the taxing authorities, the Company's total losses on the Greek contract could increase.

The Company has met certain advance payment and performance bonding requirements through the issuance of euro-denominated standby letters of credit. As of January 31, 2012, there were $4 million in standby letters of credit outstanding relating to the support and maintenance of the System. The Company is seeking recovery of amounts drawn by the Customer in fiscal 2011 on the standby letters of credit in the ongoing arbitration. The principal subcontractor has provided to the Company euro-denominated standby letters of credit in the amount of $24 million as of January 31, 2012, of which $19 million relates to the delivery of the System. The Company may draw on the subcontractor's standby letters of credit under certain circumstances by providing a statement to the responsible bank that the subcontractor has not fulfilled its obligations under the subcontract.

Additionally, Siemens AG (Siemens), the parent corporation of the Company's principal subcontractor, has been subject to a number of investigations focusing on alleged improper payments to government officials and political parties in a number of countries, including Greece. The Company has taken a number of actions to determine that it had no involvement in any improper payments that may have been made by Siemens in connection with the Greek contract. If the Greek government's investigation ultimately finds evidence of Siemens wrongdoing, the legal compliance and political issues that this would raise could impact the Company's subcontractor's ability to perform the subcontract and the Company's ability to perform the

Greek contract. This could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows.

Nuclear Regulatory Commission

The DOJ filed a lawsuit against the Company in September 2004 in U.S. District Court for the District of Columbia alleging civil False Claims Act violations and breach of contract by the Company on two contracts that the Company had with the Nuclear Regulatory Commission (NRC). The complaint alleges that the Company's performance of several subcontracts on separate U.S. Department of Energy (DOE) programs, the participation of a Company employee in an industry trade association, and certain other alleged relationships created organizational conflicts of interest under the two NRC contracts. The Company disputes that the work performed on the DOE programs and the alleged relationships raised by the government created organizational conflicts of interest. In July 2008, the jury found in favor of the government on the breach of contract and two False Claims Act counts. The jury awarded a nominal amount of $78 in damages for breach of contract and $2 million in damages for the False Claims Act claims. The judge entered the judgment in October 2008, trebling the False Claims Act damages and awarding a total of $585,000 in civil penalties. The Company appealed to the U.S. Court of Appeals for the District of Columbia Circuit. In December 2010, the Court of Appeals affirmed the District Court's judgment as to both liability and damages of $78 on the breach of contract count and rescinded the judgment on the False Claims Act counts, including the aggregate damages and penalties. The Court of Appeals sent the False Claims Act counts back to the District Court for further proceedings. The Company has recorded a liability for an immaterial amount related to this matter as of January 31, 2012 based on its assessment of the likely outcome of this matter.

Other

The Company is also involved in various claims and lawsuits arising in the normal conduct of its business, none of which, in the opinion of the Company's management, based upon current information, will likely have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 18—Other Commitments and Contingencies:

DS&S Joint Venture

In March 2006, the Company sold its interest in DS&S, a joint venture in which the Company owned a 50% interest. As part of the sale, the Company agreed to indemnify the purchaser for certain legal costs and expenses, including those related to a government investigation involving DS&S and any litigation resulting from that investigation up to the sum of the sales price of $9 million plus $1 million received by the Company in repayment of a loan owed by DS&S. As of January 31, 2012, the Company has deferred the potential $9 million gain on this sale pending resolution of the indemnification obligation.

Other Joint Ventures

The Company has a guarantee that relates only to claims brought by the sole customer of its joint venture, Bechtel SAIC Company, LLC, for specific contractual nonperformance of the joint venture. The Company also has a cross-indemnity agreement with the joint venture partner, pursuant to which the Company will only be ultimately responsible for the portion of any losses incurred under the guarantee equal to its ownership interest of 30%. As of January 31, 2012, the joint venture had completed performance requirements on the customer contract and was in the process of completing contract close-out activities. Based on current conditions, the Company believes the likelihood of having to make any future payment related to the guarantee is remote.

In conjunction with a contract award to one of the Company's joint ventures, Research and Development Solutions, LLC (RDS), each of the three joint venture partners were required to sign a performance guarantee agreement with the U.S. Government. Under this agreement, the Company unconditionally guarantees all of RDS's obligations to the U.S. Government under the contract award. The Company also has a cross-indemnity agreement with each of the other two joint venture partners to protect it from liabilities for any U.S. Government claims resulting from the actions of the other two joint venture partners and to limit the Company's liability to its share of the contract work. As of January 31, 2012, the joint venture had completed performance requirements on the customer contract and was in the process of completing contract close-out activities. Based on current conditions, the Company believes the likelihood of having to make any future payment related to the guarantee is remote.

Variable Interest Entities (VIEs)

During fiscal 2012, the Company entered into a fixed price agreement to provide engineering, procurement, and construction services to a special purpose limited liability company for a specific renewable energy project. The Company analyzed this arrangement and determined the entity is a VIE. However, this VIE was not consolidated by the Company because the

Company is not the primary beneficiary. The project is partially financed by the Company's provision of extended payment terms in the amount of $100 million for certain of its services performed on the project. The arrangement also contemplates monetary penalties and project guarantees if the Company does not meet certain completion deadlines. The Company expects to bill a total of $216 million to complete the project. At January 31, 2012, the Company did not have a material amount of assets and liabilities due to or from this VIE.

Acquisition Indemnification Claims

Following the closing of an acquisition in December 2006, the Company identified several potential indemnification claims against the sellers. The claims against the sellers include the failure of the acquired company to comply with certain terms of contracts with the U.S. Government that required the acquired company in certain circumstances to provide price reductions for goods and services if it charged other customers a price lower than the prices it charged the U.S. Government at the time of contract award (the price reductions claims). The Company has disclosed this apparent non-compliance by the acquired company to the government and is fully cooperating with the government's ongoing review of the matter. In October 2010, the Company and the sellers signed an agreement to settle all outstanding indemnification claims, except for the price reductions claims. Following the settlement, the Company continues to have its indemnification rights relating to the price reductions claims in accordance with the acquisition agreement and an escrow fund is being maintained as security for these claims. Based on its current expectations, the Company believes that it has adequate recourse against the sellers for any expected liability to the government that may result from the price reductions claims.

Government Investigations and Reviews

The Company is routinely subject to investigations and reviews relating to compliance with various laws and regulations with respect to its role as a contractor to federal, state and local government customers and in connection with performing services in countries outside of the United States. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings and the Company could face penalties, fines, repayments and compensatory damages. Adverse findings could also have a material adverse effect on the Company's business, consolidated financial position, results of operations and cash flows due to its reliance on government contracts.

U.S. Government agencies, including the Defense Contract Audit Agency (DCAA), Defense Contract Management Agency (DCMA) and others, routinely audit and review a contractor's performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor's compliance with government standards for its accounting and management internal control systems, including: control environment and overall accounting system, estimating system, purchasing system, property system, and earned value management system. Both contractors and the U.S. Government agencies conducting these audits and reviews have come under increased scrutiny. For example, it was determined that the audit procedures the DCAA previously used in reviewing some of the Company's systems and other government contractors' systems were not in compliance with the requirements of Generally Accepted Government Auditing Standards. As a result, certain previous audit reports were rescinded, the current audits and reviews have become more rigorous and the standards to which the Company is held are being more strictly interpreted, increasing the likelihood of an audit or review resulting in an adverse outcome. During the course of its current audits, the DCAA is closely examining and questioning several of the Company's long established and disclosed practices that it had previously audited and accepted, increasing the uncertainty as to the ultimate conclusion that will be reached.

DCAA has recently completed audits of the Company's billing, and indirect and other direct costs (IODC) systems (all of which are now included as part of the control environment and overall accounting system under the DoD's recently issued business system rule). The audit results and the Company's responses to those results are under evaluation by the DCMA, which is the responsible agency to determine whether any of the DCAA findings represent significant deficiencies or material weakness in the Company's internal control systems. Additionally, the DCAA has commenced a newly designed comprehensive audit of the Company's control environment and overall accounting system, which includes the systems that used to be known as the accounting, billing, IODC and labor systems. The Company also changed its indirect rate structure used in its indirect cost system and its direct labor bid structure used for its estimating system for fiscal 2011 and future years. The DCAA is performing reviews of these changes and the Company's compliance with certain other U.S. Government Cost Accounting Standards. A finding of significant control deficiencies in the Company's system audits or other reviews can result in decremented billing rates to its U.S. Government customers until the control deficiencies are corrected and their remediation is accepted by the DCMA.

The Company's indirect cost audits by the DCAA have not been completed for fiscal 2005 and subsequent fiscal years. Although the Company has recorded contract revenues subsequent to fiscal 2004 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company's estimates, its profitability would be adversely affected. As of January 31, 2012, the Company has recorded a liability of $34 million for its current best estimate of net amounts to be refunded to customers for potential adjustments from such audits or reviews of contract costs incurred subsequent to fiscal 2004.

Tax Audits and Reviews

The Company files income tax returns in the United States and various state and foreign jurisdictions and is subject to routine compliance reviews by the IRS and other taxing authorities. The Company has effectively settled with the IRS for fiscal years prior to and including fiscal 2008. Effective fiscal 2011, the Company is participating in the IRS Compliance Assurance Process, in which the Company and the IRS endeavor to agree on the treatment of all tax positions prior to the tax return being filed, thereby greatly reducing the period of time between tax return submission and settlement with the IRS. Future and ongoing reviews could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows (see Note 11).

The Company is subject to periodic audits by government agencies for taxes other than income taxes. The Company does not believe that the outcome of any other such tax matters would have a material adverse effect on its consolidated financial position, results of operations, cash flows.

Letters of Credit and Surety Bonds

The Company has outstanding letters of credit aggregating to $102 million at January 31, 2012, principally related to guarantees on contracts. The Company also has outstanding surety bonds in the amount of $346 million, principally related to performance and payment bonds on the Company's contracts.

Other

The Army Brigade Combat Team Modernization Engineering, Manufacturing and Development program was terminated for convenience by the DoD effective September 30, 2011. Since October 2009, the Company and its prime contractor have been performing on this program under an undefinitized change order with a reduced provisional billing rate that allows the Company to receive a lesser amount of the projected fee until the contract negotiations are completed. The Company has recognized revenues of approximately $480 million, including estimated fee, from October 2009 through January 31, 2012 under the undefinitized change order. The actual fee payable to the Company on this program is dependent on the outcome of the change order negotiations and may differ from amounts previously recognized.

The Company maintains self-insured medical and workers compensation insurance plans. The Company provided estimated accruals for claims incurred but not yet reported of $34 million and $37 million as of January 31, 2012 and 2011, respectively.

Note 19—Subsequent Events:

In March 2012, SAIC's board of directors approved the initiation of a quarterly dividend and declared a dividend of $0.12 per share of SAIC common stock payable on April 30, 2012 to stockholders of record on April 16, 2012. Also in March 2012, the board of directors terminated the 2010 Repurchase Program and authorized a new stock repurchase program under which the Company may repurchase up to 40 million shares of SAIC common stock.

Note 20—Selected Quarterly Financial Data (Unaudited):

Selected unaudited financial data for each quarter of the last two fiscal years was as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in millions, except per share amounts)			
Fiscal 2012(3)				
Revenues	**$2,688**	**$2,596**	**$2,811**	**$2,492**
Operating income (loss)	**$ 230**	**$ 209**	**$ (17)**	**$ (111)**
Income (loss) from continuing operations (1)	**$ 130**	**$ 112**	**$ (90)**	**$ (160)**
Income (loss) from discontinued operations	**$ 1**	**$ 66**	**$ 1**	**$ (1)**
Net income (loss) (1)	**$ 131**	**$ 178**	**$ (89)**	**$ (161)**
Basic earnings (loss) per share (2)	**$ .37**	**$ .51**	**$ (.27)**	**$ (.49)**
Diluted earnings (loss) per share (2)	**$ .36**	**$ .50**	**$ (.27)**	**$ (.49)**
Fiscal 2011				
Revenues	$2,627	$2,749	$2,821	$2,724
Operating income	$ 206	$ 272	$ 252	$ 217
Income from continuing operations (1)	$ 124	$ 157	$ 151	$ 126
Income from discontinued operations	$ 1	$ 33	$ 22	$ 5
Net income (1)	$ 125	$ 190	$ 173	$ 131
Basic earnings per share (2)	$ .32	$ .50	$ .47	$ .35
Diluted earnings per share (2)	$ .32	$ .50	$ .46	$ .35

(1) Income from continuing operations and net income relate to SAIC only, see Science Applications' amounts detailed below.

(2) Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the fiscal year.

Science Applications:

Income from continuing operations and net income of Science Applications includes interest expense on the related party note and associated income taxes, which relate solely to Science Applications and are not reflected in the consolidated amounts above. Income from continuing operations and net income of Science Applications for each quarter of the last two fiscal years was as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in millions)			
Fiscal 2012(3)				
Income (loss) from continuing operations	**$129**	**$112**	**$ (92)**	**$(160)**
Net income (loss)	**$130**	**$178**	**$ (91)**	**$(161)**
Fiscal 2011				
Income from continuing operations	$121	$154	$149	$ 126
Net income	$122	$187	$171	$ 131

(3) Includes loss provisions of $232 million and $308 million recorded in the third quarter and fourth quarter, respectively, in connection with resolution of the CityTime matter described in Note 17.

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Stockholder Information

Corporate Headquarters

SAIC, Inc.
1710 SAIC Drive
McLean, VA 22102
703.676.4300
Web site: saic.com

Stock Listing

SAIC, Inc. common stock is traded on the New York Stock Exchange (NYSE) under the trading symbol SAI.

Transfer Agent and Registrar

Computershare Shareowner Services LLC
480 Washington Blvd.
Jersey City, NJ 07310
866.400.SAIC (U.S.)
201.680.6625 (International)
Web site: www.computershare.com/us

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
655 West Broadway, Suite 700
San Diego, CA 92101

Annual Meeting

SAIC Inc.'s 2012 Annual Meeting of Stockholders is scheduled to be held on June 15, 2012, in the SAIC Conference Center, 1710 SAIC Drive, McLean, VA. The meeting will also be audio webcast on our web site (saic.com).

Certifications

The CEO/CFO certifications required to be filed with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act are included as Exhibits 31.1 and 31.2 on our Annual Report on Form 10-K. In addition, an annual CEO certification was submitted by the company's CEO to the NYSE on July 12, 2011, in accordance with the NYSE's listing standards.

Investor Relations

Questions from stockholders, analysts, and others can be directed to:
Paul E. Levi
Senior Vice President, Investor Relations
SAIC
1710 SAIC Drive
McLean, VA 22102
703.676.2283
Paul.E.Levi@saic.com
Web site: investors.saic.com

FSC www.fsc.org MIX Paper from responsible sources FSC® C101537

Printed on recycled paper.

Directors



A.Thomas Young
Chair of the Board
Former Executive Vice President,
Lockheed Martin Corp.



John P. Jumper
President and
Chief Executive Officer



France A. Córdova
President,
Purdue University



Jere A. Drummond
Former Vice Chairman,
BellSouth Corp.



Thomas F. Frist, III
Principal,
Frist Capital L.L.C.



John J. Hamre
CEO and President,
Center for Strategic & International Studies



Miriam E. John
Former Vice President,
Sandia National Laboratories



Anita.K. Jones
University Professor Emerita,
Computer Sciences,
University of Virginia



Harry M.J. Kraemer, Jr.
Former Chairman,
President and
Chief Executive Officer,
Baxter International, Inc.



Lawrence C. Nussdorf
President and Chief Operating Officer,
Clark Enterprises, Inc.



Edward J. Sanderson, Jr.
Former Oracle
Corporation Executive



Louis A. Simpson
Former President and CEO of
Capital Operations,
GEICO Corp.



SAIC®

SAIC®

SAIC, INC.
1710 SAIC Drive
McLean, Virginia 22102

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 15, 2012

The annual meeting of stockholders of SAIC, Inc., a Delaware corporation, will be held at the SAIC Conference Center, 1710 SAIC Drive, McLean, Virginia, on Friday, June 15, 2012, at 9:00 a.m. (local time). For the convenience of our employees and stockholders, the meeting will also be audio webcast simultaneously to the public through a link on the Investor Relations section of our website (*www.saic.com*). In addition, the SAIC Proxy Statement and the SAIC 2012 Annual Report on Form 10-K are available at *www.proxyvote.com.* Information on our website, other than these materials, is not a part of the proxy solicitation materials.

The annual meeting is being held for the following purposes:

1. To elect 11 directors;
2. To approve the merger of SAIC, Inc. with and into its wholly-owned subsidiary, Science Applications International Corporation, to eliminate the current holding company structure;
3. To approve amendments to our 2006 Equity Incentive Plan;
4. To approve, by an advisory vote, executive compensation;
5. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013;
6. To consider and act upon a stockholder proposal; and
7. To transact such other business as may properly come before the meeting or any adjournments, postponements or continuations of the meeting.

Only stockholders of record at the close of business on April 16, 2012, are entitled to notice of and to vote at the annual meeting and at any and all adjournments, postponements or continuations of the meeting. A list of stockholders entitled to vote at the meeting will be available for inspection at 1710 SAIC Drive, McLean, Virginia for at least 10 days prior to the meeting and will also be available for inspection at the meeting.

By Order of the Board of Directors

Doug Scott

Douglas E. Scott
Corporate Secretary

McLean, Virginia
April 27, 2012

YOUR VOTE IS IMPORTANT

You are cordially invited to attend the annual meeting. However, to ensure that your shares are represented at the meeting, please submit your proxy or voting instructions (1) over the Internet, (2) by telephone or (3) by mail. For specific instructions regarding how to vote, please refer to the questions and answers beginning on the first page of this Proxy Statement or the instructions on the proxy and voting instruction card. Submitting a proxy or voting instructions will not prevent you from attending the annual meeting and voting in person, if you so desire, but will help us secure a quorum and reduce the expense of additional proxy solicitation.

SUMMARY INFORMATION

This summary highlights information contained elsewhere in this Proxy Statement. It does not contain all information that you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting of Stockholders

- **Time and Date:** 9:00 a.m. (Eastern) on June 15, 2012
- **Place:** SAIC Conference Center
1710 SAIC Drive
McLean, VA 22102
- **Record Date:** April 16, 2012
- **Voting:** Stockholders as of the record date are entitled to vote.
- **Attendance:** All stockholders and their duly appointed proxies may attend the meeting.

Meeting Agenda and Voting Recommendations

Agenda Item	Board Recommendation	Page
Election of 11 directors	FOR EACH NOMINEE	5
Approval of the merger of SAIC, Inc. with and into its wholly-owned subsidiary, Science Applications International Corporation	FOR	19
Approval of amendments to our 2006 Equity Incentive Plan	FOR	25
Approval, by an advisory vote, of executive compensation	FOR	32
Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm	FOR	51
Consider and act upon a stockholder proposal	AGAINST	52

Board Nominees

The following table provides summary information about each director nominee. Each director nominee is elected annually by a majority of votes cast.

Nominee	Age	Director Since	Principal Occupation	Committees
France A. Córdova	64	2008	President of Purdue University	• Ethics • Compensation
Jere A. Drummond	72	2003	Former Vice Chairman of BellSouth Corporation; Former President and Chief Executive Officer of BellSouth Communications Group	• Ethics • Nominating (chair)
Thomas F. Frist, III	44	2009	Principal of Frist Capital LLC	• Audit • Finance (chair)
John J. Hamre	61	2005	President and Chief Executive Officer of Center for Strategic & International Studies; former U.S. Deputy Secretary of Defense and Under Secretary of Defense (Comptroller)	• Classified Business (chair) • Nominating
Miriam E. John	63	2007	Former Vice President of Sandia National Laboratories; member of Defense Science Board	• Compensation • Nominating
Anita K. Jones	70	1998	Professor Emerita at University of Virginia; former Director of Defense Research and Engineering of the U.S. Department of Defense	• Audit • Ethics (chair) • Nominating
John P. Jumper	67	2007	President and Chief Executive Officer; Retired U.S. Air Force General; former Chief of Staff of the U.S. Air Force and member of the Joint Chiefs of Staff	• Classified Business • Ethics
Harry M.J. Kraemer, Jr.	57	1997	Executive partner of Madison Dearborn Partners, LLC; professor at the Kellogg School of Management at Northwestern University; former Chairman, Chief Executive Officer and Chief Financial Officer of Baxter International, Inc.	• Audit (chair) • Compensation

Nominee	Age	Director Since	Principal Occupation	Committees
Lawrence C. Nussdorf	65	2010	President and Chief Operating Officer of Clark Enterprises, Inc.	• Audit • Finance
Edward J. Sanderson, Jr.	63	2002	Retired Executive Vice President of Oracle Corporation; former partner of McKinsey & Company and Accenture	• Compensation (chair) • Finance
A. Thomas Young	74	1995	Chair of the Board of SAIC, Inc.; retired Executive Vice President of Lockheed Martin Corporation; previously President and Chief Operating Officer of Martin Marietta Corporation	• Finance • Nominating • Classified Business

Compensation Highlights

We seek to closely align the interests of our executives with the interests of our stockholders. Our compensation programs are designed to:

- pay for performance by tying a substantial majority of an executive's compensation to the attainment of specific performance measures;
- provide the same types of benefits for executives as other employees, with no special or supplemental pension, health or death benefits for executives;
- target total direct compensation at approximately the median among companies with which we compete for executive talent;
- enable us to recover, or "clawback," incentive compensation if there is any material restatement of our financial results or if an executive is involved in misconduct;
- require our executives to own a significant amount of SAIC stock; and
- avoid incentives that encourage unnecessary or excessive risk-taking.

Ethics and Corporate Responsibility Highlights

The SAIC Board of Directors has long recognized the importance of creating and maintaining a strong ethical culture and being a good citizen in our communities. Nearly 25 years ago, the Board established an Ethics and Corporate Responsibility Committee, which evidences our unwavering commitment to high ethical standards. Our corporate responsibility extends beyond the important contributions we make as a company from solving technical challenges of national and global importance and includes the following:

- *Supporting Science-Oriented Education* – We lead and support a number of programs promoting K-12 STEM (science, technology, engineering, and mathematics) education and also maintain an active university relations program.
- *Supporting our Troops* – We honor those who serve our country in the armed services by supporting our military service personnel and their families in a variety of activities.
- *Supporting the Environment* – Careful stewardship of energy and water resources while managing, minimizing and measuring our waste and greenhouse gas emissions is an essential part of our overall approach to sustainability.

Corporate Governance Highlights

Board Independence

- Independent Directors .... 11 of 12
- Non-executive Chair .... A. Thomas Young
- Mandatory Retirement Age 75

Director Elections

- Annual Board Elections
- Directors Elected by a Majority of Votes Cast

Board Meetings in Last Fiscal Year

- Full Board Meetings 17
- Independent Director Only Sessions 12

Board Committee Meetings in Last Fiscal Year

- Audit 8
- Classified Business Oversight 4
- Ethics and Corporate Responsibility 4
- Finance 8
- Human Resources and Compensation 8
- Nominating and Corporate Governance 4

Evaluating and Improving Board Performance

- Annual Board Self-Evaluation Required
- Annual Review of Independence of Board
- Committee Self Evaluations Required
- Board Orientation/Education Programs

Aligning Director and Stockholder Interests

- Director and Executive Stock Ownership Guidelines
- Annual Equity Grant to Non-Employee Directors

Published Governance Policies and Practices
(visit www.saic.com)

- Corporate Governance Guidelines
- Code of Business Conduct of the Board of Directors
- Code of Conduct for Employees
- Code of Ethics for the Chief Executive Officer and Senior Financial Officers
- Charters for Board Committees
- Non-executive Chair of the Board Position Description

SAIC, Inc.

Proxy Statement

Table of Contents

SAIC®

SAIC, INC.
1710 SAIC Drive
McLean, Virginia 22102

ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 15, 2012

PROXY STATEMENT

This Proxy Statement is being furnished to the stockholders of SAIC, Inc., a Delaware corporation, in connection with the solicitation of proxies by our Board of Directors for use at our annual meeting of stockholders to be held at the SAIC Conference Center, 1710 SAIC Drive, McLean, Virginia, on Friday, June 15, 2012, at 9:00 a.m. (local time) and at any and all adjournments, postponements or continuations of the meeting. In this Proxy Statement, we use the terms "we," "us" and "our" to refer collectively to SAIC, Inc. and our wholly-owned subsidiary, Science Applications International Corporation. When appropriate, SAIC, Inc. and Science Applications International Corporation are named specifically for their related activities and disclosures. References to "SAIC" refer to only SAIC, Inc. and references to "Science Applications" refer to Science Applications International Corporation. This Proxy Statement and the proxy and voting instruction card are first being sent or made available to our stockholders on or about April 30, 2012.

INFORMATION ABOUT VOTING RIGHTS AND SOLICITATION OF PROXIES

Who is entitled to vote at the annual meeting?

Only stockholders of record of our common stock as of the close of business on our record date of April 16, 2012 are entitled to notice of, and to vote at, the annual meeting. As of April 16, 2012, there were 341,737,161 shares of common stock outstanding. We have no other class of capital stock outstanding.

Do I need an admission ticket to attend the annual meeting?

Yes. If you attend the meeting, you will be asked to present an admission ticket or proof of ownership and valid photo identification.

- If you are a stockholder of record as of the record date of the meeting, your admission ticket is attached to your proxy card, or to the Notice of Internet Availability of Proxy Materials. Please detach the admission ticket and bring it with you to the meeting.
- If you vote electronically through the Internet, you can print an admission ticket from the online site.
- If you hold shares through an account with a bank or broker, you should bring a letter or a recent account statement showing that you owned SAIC common stock in your account as of the record date. This will serve as your admission ticket.

What constitutes a quorum?

The presence, either in person or by proxy, of the holders of a majority of the total voting power of the shares of common stock outstanding as of April 16, 2012 is necessary to constitute a quorum and to conduct business at the annual meeting. Abstentions and broker "non-votes" will be counted as present for purposes of determining the presence of a quorum.

What is a broker "non-vote"?

A broker "non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that matter and has not received voting instructions from the beneficial owner. In tabulating the voting results for a particular proposal, broker "non-votes" are not considered entitled to vote on that proposal. Broker "non-votes" will not have an effect on the outcome of any matter being voted on at the meeting, assuming a quorum is present.

Unless you provide voting instructions to any broker holding shares on your behalf, your broker may not use discretionary authority to vote your shares on any of the matters to be considered at the annual meeting other than the ratification of our independent registered public accounting firm. Please vote your proxy or provide voting instructions to your broker so your vote can be counted.

How many votes am I entitled to?

Each holder of common stock will be entitled to one vote per share, in person or by proxy, for each share of stock held in such stockholder's name as of April 16, 2012, on any matter submitted to a vote of stockholders at the annual meeting unless a stockholder elects to cumulate votes for the election of directors as described below.

Is cumulative voting permitted for the election of directors?

In the election of directors, you may cumulate your vote. This means that you may allocate among the director nominees, as you see fit, the total number of votes equal to the director positions to be filled multiplied by the number of shares you hold. You may not cumulate your votes against a nominee.

If you are a stockholder of record and choose to cumulate your votes, you will need to notify our Corporate Secretary in writing prior to the Annual Meeting or, if you vote in person at the annual meeting, notify the chair of the meeting prior to the commencement of voting at the annual meeting. You may not submit your proxy or voting instructions over the Internet or by telephone if you wish to distribute your votes unevenly among two or more nominees. If you hold shares beneficially through a broker, trustee or other nominee and wish to cumulate votes, you should contact your broker, trustee or nominee.

Cumulative voting applies only to the election of directors.

How do I vote my shares?

Shares of common stock represented by a properly executed and timely proxy will, unless it has previously been revoked, be voted in accordance with its instructions. In the absence of specific instructions, the shares represented by a properly executed and timely proxy will be voted in accordance with the Board's recommendations as follows:

- FOR all of the company's nominees to the Board;
- FOR the approval of the merger of SAIC with and into its wholly-owned subsidiary, Science Applications International Corporation;
- FOR the approval of the amendments to the 2006 Equity Incentive Plan;
- FOR the approval, on a non-binding, advisory basis, of the compensation of SAIC's named executive officers;
- FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013; and
- AGAINST the stockholder proposal.

No other business is expected to come before the annual meeting; however, should any other matter properly come before the annual meeting, the proxy holders intend to vote such shares in accordance with their best judgment on such matter.

There are four different ways to vote your shares:

By Internet: You may submit a proxy or voting instructions over the Internet by following the instructions at *www.proxyvote.com*.

By Telephone: You may submit a proxy or voting instructions by calling 1-800-690-6903 and following the instructions.

By Mail: If you received your proxy materials via the U.S. mail, you may complete, sign and return the accompanying proxy and voting instruction card in the postage-paid envelope provided.

In Person: You may attend the meeting at the SAIC Conference Center in McLean, Virginia, and vote in person.

Submitting a proxy will not prevent you from attending the annual meeting and voting in person. Any proxy may be revoked at any time prior to exercise by delivering a written revocation or a new proxy bearing a later date to our Corporate Secretary as described below or by attending the annual meeting and voting in person. The mailing address of the Corporate Secretary is 1710 SAIC Drive, MS 3-5-9, McLean, VA 22102. Attendance at the annual meeting will not, however, in and of itself, revoke a proxy.

For shares not held in the Science Applications International Corporation Retirement Plan (the "SAIC Retirement Plan"), the deadline for submitting a proxy using the Internet or the telephone is 11:59 p.m. Eastern time on June 14, 2012. For shares held in the SAIC Retirement Plan, the deadline for submitting voting instructions using any of the allowed methods is 11:59 p.m. Eastern time on June 12, 2012.

How are the shares held by the Retirement Plan voted?

Each participant in the SAIC Retirement Plan has the right to instruct Vanguard Fiduciary Trust Company, as trustee of the SAIC Retirement Plan (the "Trustee"), on a confidential basis on how to vote his or her proportionate interests in all shares of common stock held in the SAIC Retirement Plan. The Trustee will vote all shares held in the SAIC Retirement Plan for which no voting instructions are received in the same proportion as the shares for which voting instructions have been received. The Trustee's duties with respect to voting the common stock in the SAIC Retirement Plan are governed by the fiduciary provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The fiduciary provisions of ERISA may require, in certain limited circumstances, that the Trustee override the votes of participants with respect to the common stock held by the Trustee and to determine, in the Trustee's best judgment, how to vote the shares.

How are the shares held by the Stock Plans voted?

Under the terms of our Stock Compensation Plan, Management Stock Compensation Plan and Key Executive Stock Deferral Plan, Vanguard Fiduciary Trust Company, as trustee of these stock plans, has the power to vote the shares of common stock held in these stock plans. Vanguard will vote all such shares in the same proportion that our other stockholders collectively vote their shares of common stock. If you are a participant in these stock plans, you do not have the right to instruct Vanguard on how to vote your proportionate interests in the shares of common stock held in these stock plans.

What is the difference between a "stockholder of record" and a "beneficial" holder?

These terms describe how your shares are held. If your shares are registered directly with Computershare Shareowner LLC, our transfer agent, then you are a "stockholder of record" with respect to these shares. If your shares are held in an account at a broker, bank, trust or other similar organization, then you are a "beneficial" holder. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account. If you wish to vote in person at the annual meeting, you must obtain a valid proxy from the organization holding the shares.

Who is soliciting these proxies?

We are soliciting these proxies and the cost of the solicitation will be borne by us, including the charges and expenses of persons holding shares in their name as nominee incurred in connection with forwarding proxy materials to the beneficial owners of such shares. In addition to the use of the mail, proxies may be solicited by our officers, directors and employees in person, by telephone or by email. Such individuals will not be additionally compensated for such solicitation but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. We have also retained Morrow & Co., LLC, 470 West Avenue, Stamford, Connecticut 06902, to assist in soliciting proxies for a fee of $8,000 plus expenses.

What is "householding" and how does it affect me?

We have adopted a procedure approved by the Securities and Exchange Commission, or SEC, called "householding." Under this procedure, we send only one Proxy Statement and one Annual Report to eligible stockholders who share a single address, unless we have received instructions to the contrary from any stockholder at that address. This practice is designed to reduce our printing and postage costs. Stockholders who participate in householding will continue to receive separate proxy and voting instruction cards. We do not use householding for any other stockholder mailings.

If you are a registered stockholder residing at an address with other registered stockholders and wish to receive a separate copy of the Proxy Statement or Annual Report, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact our mailing agent, Broadridge, either by calling toll-free at 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. If you own shares through a bank, broker, or other nominee, you should contact the nominee concerning householding procedures. We will promptly deliver a separate copy of the Proxy Statement or Annual Report to you upon request.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the Proxy Statement or Annual Report and you wish to receive a single copy of each of these documents for your household, please contact our mailing agent, Broadridge, at the telephone number or address indicated above.

Where can I find the voting results of the annual meeting?

We intend to announce preliminary voting results at the annual meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days of the annual meeting.

INTERNET AVAILABILITY OF PROXY MATERIALS

As permitted by the rules of the SEC, we are using the Internet as a means of furnishing proxy materials to our stockholders. We believe this method will make the proxy distribution process more efficient, lower costs and help in conserving natural resources.

On or about May 2, 2012, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials containing instruction on how to access our proxy materials, including our Proxy Statement and Annual Report. The Notice of Internet Availability of Proxy Materials also instructs you on how to access your proxy and voting instruction card to be able to vote through the Internet or by telephone. Other stockholders, in accordance with their prior requests, and employees with regular access to email have received email notification of how to access our proxy materials and vote via the Internet or by telephone or have been mailed paper copies of our proxy materials and a proxy and voting instruction card.

The Proxy Statement and Annual Report are available at www.proxyvote.com.

Nominees for Director

At the annual meeting, 11 directors are to be elected to serve for one-year terms or until their successors are elected and qualified. All nominees have been nominated by the Board of Directors based on the recommendation of the Nominating and Corporate Governance Committee. To the best knowledge of the Board of Directors, all of the nominees are able and willing to serve. Each nominee has consented to be named in this Proxy Statement and to serve if elected.

Majority Vote Standard in Uncontested Director Elections

We have adopted majority voting procedures for the election of directors in uncontested elections. In an uncontested election, nominees must receive more "for" than "against" votes to be elected. Abstentions are not counted as votes cast. As provided in our bylaws, a "contested election" is one in which the number of nominees exceeds the number of directors to be elected. The election of directors at the 2012 annual meeting is an uncontested election.

If an incumbent director receives more "against" than "for" votes, he or she is expected to tender his or her resignation in accordance with our Corporate Governance Guidelines. The Nominating and Corporate Governance Committee will consider the offer of resignation and recommend to the Board of Directors the action to be taken. The Board will promptly disclose its decision as to whether to accept or reject the tendered resignation in a press release, Current Report on Form 8-K or some other public announcement.

Shares of common stock represented by properly executed, timely received and unrevoked proxies will be voted as instructed in the proxy. In the absence of specific instructions, the shares represented by properly executed and timely proxies will be voted *"for"* each nominee. If any of the nominees listed below become unable to stand for election at the annual meeting, the proxy holders intend to vote for any person designated by the Board of Directors to replace the nominee unable to serve.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote FOR each nominee.

Nominees for Election to the Board of Directors

Set forth below is a brief biography of each nominee for election as a director and a brief discussion of the specific experience, qualifications, attributes or skills that led to the Board's conclusion that the nominee should serve as a director of SAIC. The Board evaluates each individual in the context of the Board as a whole, with the objective of recommending to stockholders a group with complementary skills and a diverse mix of backgrounds, perspectives and expertise beneficial to the broad business diversity of the company. Our board membership criteria and director nomination process are described in the *"Corporate Governance"* section of this Proxy Statement.

France A. Córdova, age 64
Director **Director since 2008**

Dr. Córdova has been President of Purdue University since 2007. She was Chancellor at the University of California, Riverside, from July 2002 to July 2007, and was Vice Chancellor for Research and Professor of Physics at University of California, Santa Barbara from August 1996 to July 2002. Dr. Córdova served as Chief Scientist of the National Aeronautics and Space Administration from 1993 to 1996 and headed the Department of Astronomy and Astrophysics at Pennsylvania State University from 1989 to 1993. Dr. Córdova is also a member of the Board of Directors of Edison International and of Southern California Edison. She was previously a director of Belo Corp. until July 2007.

As an accomplished scientist with leadership experience managing prominent academic institutions and expertise in areas relevant to our business, Dr. Córdova provides special insight and perspectives that the Board views as important to us as a leading science and technology company.

Jere A. Drummond, age 72
Director **Director since 2003**

Mr. Drummond was employed by BellSouth Corporation from 1962 until his retirement in December 2001. He served as Vice Chairman of BellSouth Corporation from January 2000 until his retirement. He was President and Chief Executive Officer of BellSouth Communications Group, a provider of traditional telephone operations and products, from January 1998 until December 1999. He was President and Chief Executive Officer of BellSouth Telecommunications, Inc. from January 1995 until December 1997. Mr. Drummond is also a member of the Board of Directors of Borg-Warner Automotive. He was previously a director of AirTran Holdings, Inc. until May 2011, and a director of Centillium Communications Inc. until October 2008.

The Board believes that Mr. Drummond's demonstrated leadership abilities and business judgment, shaped during four decades of executive management and board experience at complex commercial companies, provide an important leadership element to our Board, our Nominating and Corporate Governance Committee and our Ethics and Corporate Responsibility Committee.

Thomas F. Frist, III, age 44

Director **Director since 2009**

Mr. Frist is a principal of Frist Capital LLC, a private investment vehicle for Mr. Frist and certain related persons, and has held such position since 1994. Prior to that, he co-managed FS Partners, L.L.C. and worked at Rainwater, Inc. in Fort Worth, Texas and in New York. Since 2006, Mr. Frist has served on the Board of Directors of HCA Holdings, Inc., one of the largest non-governmental operators of health care facilities in the U.S. From 1999 to 2006, he served on the board of Triad Hospitals, Inc.

The Board believes that Mr. Frist's financial background and experience as an investment manager add a valuable dimension to our Board and to our Audit and Finance committees. He is an "audit committee financial expert" as defined in SEC rules. Mr. Frist's understanding of the healthcare industry also brings perspectives beneficial to the Board as the company seeks to enhance its position as a provider of health solutions to both government and commercial customers.

John J. Hamre, age 61

Director **Director since 2005**

Dr. Hamre has served as the President and Chief Executive Officer of the Center for Strategic & International Studies, a public policy research institution, since 2000. Dr. Hamre served as U.S. Deputy Secretary of Defense from 1997 to 2000 and Under Secretary of Defense (Comptroller) from 1993 to 1997. Dr. Hamre is also a member of the Boards of Directors of MITRE Corporation, Exelis, Inc., and Xylem, Inc. He also serves as Chairman of the Defense Policy Board Advisory Committee. He was previously a director of Oskosh Corporation until January 2012, a director of ITT Corporation until October 2011, and a director of ChoicePoint Inc. until September 2008.

Dr. Hamre is a leading expert on issues of national security, defense and international affairs with extensive experience working in these areas from serving in high-ranking positions at the U.S. Department of Defense. His particular expertise in matters key to our business, as well as his executive management experience as Chief Executive Officer of a leading public policy research institution, offer important contributions to our Board.

Miriam E. John, age 63

Director **Director since 2007**

Dr. John retired from Sandia National Laboratories, a science and engineering laboratory, in September 2006, after having served as Vice President of Sandia's California Division from April 1999 to September 2006. She previously served in a number of managerial and technical roles for Sandia from 1982 to 1999 that spanned energy, defense, fundamental science, and engineering development programs. Dr. John is a Senior Fellow of the Department of Defense's Defense Science Board and a member of its Threat Reduction Advisory Committee. She chairs the National Research Council's Naval Studies Board, which conducts independent research at the request of the Chief of Naval Operations. She also serves on the boards of a number of federally funded national security laboratories, including MIT Lincoln Lab and the Charles Stark Draper Laboratory. She chairs the California Council on Science and Technology, a legislatively established body of the state's leading scientists and engineers chartered to provide independent advice to the governor and the legislature.

Dr. John is a highly respected scientist and brings to our Board her diverse experience managing multi-disciplinary science and engineering organizations supporting national security and defense. Our Board believes that Dr. John's scientific background and leadership experience enable her to provide our Board with critical perspectives on technical, national security and organizational issues important to our business.

Anita K. Jones, age 70

Director **Director since 1998**

Dr. Jones is University Professor Emerita at the University of Virginia, where she has taught since 1989. From 1993 to 1997, Dr. Jones was on leave of absence from the University to serve as Director of Defense Research and Engineering of the U.S. Department of Defense. Dr. Jones also served as one of our directors from 1987 to 1993. She has been a director of ATS Corporation since 2010.

Dr. Jones is a distinguished leader in computer science, widely recognized for her scholarship in the field and her prior service to the U.S. Government in managing the U.S. Department of Defense's science and technology program and overseeing its numerous research activities. She has also served on an array of advisory boards for national security and high technology matters. In addition to her exceptional professional reputation and expertise in areas critical to our business, Dr. Jones has demonstrated a deep commitment to business ethics and an ability to build consensus, enhancing the effectiveness of our Board.

General John P. Jumper *(USAF Retired)*, age 67

Director, President and Chief Executive Officer **Director since 2007**

General Jumper assumed the position of our President and Chief Executive Officer in March 2012 after having served as an independent director since 2007. General Jumper retired from the United States Air Force in 2005 after nearly 40 years of service. From September 2001 to November 2005, General Jumper was the Chief of Staff of the United States Air Force, serving as the senior uniformed Air Force officer responsible for the organization, training and equipping of active-duty, guard, reserve and civilian forces serving in the United States and overseas. As a member of the Joint Chiefs of Staff, General Jumper functioned as a military advisor to the Secretary of Defense, National Security Council and the President. General Jumper is also a member of the Boards of Directors of Goodrich Corporation, NACCO Industries, Inc., and Wesco Aircraft Holdings, Inc. He was previously a director of Jacobs Engineering Group, Inc. until February 2012, Somanetics Corporation until June 2010, and TechTeam Global, Inc. until May 2009.

The Board believes that General Jumper's proven leadership ability and management skills, demonstrated by his service as the highest-ranking officer in the U.S. Air Force, and his expertise in defense and intelligence matters, make him highly qualified to serve as a director. General Jumper's experience gives him a unique understanding of the needs of our largest customers. In addition, our Board believes that the company's Chief Executive Officer should serve on the Board of Directors to help communicate the Board's priorities to management and management's perspective to the Board.

Harry M.J. Kraemer, Jr., age 57

Director **Director since 1997**

Mr. Kraemer has been an executive partner of Madison Dearborn Partners, LLC, a private equity investment firm, since April 2005, and has served as a professor at the Kellogg School of Management at Northwestern University since January 2005. Mr. Kraemer previously served as the Chairman of Baxter International, Inc., a health-care products, systems and services company, from January 2000 until April 2004, as Chief Executive Officer of Baxter from January 1999 until April 2004, and as President of Baxter from April 1997 until April 2004. Mr. Kraemer also served as the Senior Vice President and Chief Financial Officer of Baxter from November 1993 to April 1997. Mr. Kraemer is also a member of the Boards of Directors of Sirona Dental Systems, Inc. and VWR International.

Mr. Kraemer brings comprehensive executive management experience to our Board as a former Chairman, Chief Executive Officer and Chief Financial Officer of a major global corporation. His investment and health expertise, background in commercial and international business, qualification as an "audit committee financial expert" as defined by SEC rules, and thought leadership as a distinguished educator at a leading business school provide valuable contributions to our Board.

Lawrence C. Nussdorf, age 65

Director **Director since 2010**

Mr. Nussdorf since 1998 is President and Chief Operating Officer of Clark Enterprises, Inc., a privately held real estate, construction and investment company based in Bethesda, Maryland, whose interests include the Clark Construction Group, LLC, a general contracting company, of which Mr. Nussdorf has been Vice President and Treasurer since 1977. Mr. Nussdorf is responsible for all aspects of Clark Enterprises' financial, investment and legal activities and directs the company's business strategies for growth and diversification. Mr. Nussdorf currently serves as Director of Pepco Holdings, Inc. He was previously a director of CapitalSource, Inc. until 2010.

Mr. Nussdorf has been at the forefront of strategic and long-term planning and has vast experience managing operations and finance for multiple businesses. Our Board believes that this experience, as well as Mr. Nussdorf's public company board leadership experience, adds valuable perspectives to our Board and our Finance and Audit committees. He is an "audit committee financial expert" as defined in SEC rules.

Edward J. Sanderson, Jr., age 63

Director **Director since 2002**

Mr. Sanderson retired from Oracle Corporation in 2002 as an Executive Vice President after having served since 1995. At Oracle, Mr. Sanderson was responsible for Oracle Product Industries, Oracle Consulting and the Latin American Division. Prior to Oracle, he was President of Unisys Worldwide Services and a partner at both McKinsey & Company and Accenture (formerly Andersen Consulting). He was previously a director of Quantum Corp. until September 2005.

Mr. Sanderson has over 25 years of experience in senior management in the technology industry and consulting with major commercial and federal government clients on a broad array of issues. His expertise in information technology and leadership experience managing technology businesses, including international operations, provides insights and perspectives that our Board views as important to us as a global provider of information technology services.

A. Thomas Young, age 74
Non-Executive Chair of the Board **Director since 1995**

Mr. Young retired from Lockheed Martin Corp. in 1995 after having served as an Executive Vice President from March 1995 to July 1995. Prior to its merger with Lockheed Corporation, Mr. Young served as the President and Chief Operating Officer of Martin Marietta Corp. from 1990 to 1995. Mr. Young was previously a member of the Board of Directors of Goodrich Corporation until April 2010 and of Pepco Holdings, Inc. until May 2005.

The Board believes that Mr. Young's extensive experience organizing and directing complex, technically challenging space and defense programs and serving in senior management at major companies in our industry is a significant benefit to our Board, as demonstrated by his leadership as our Board's Chair.

Corporate Governance Guidelines

Our Board of Directors recognizes the importance of strong corporate governance as a means of addressing the various needs of our stockholders, employees, customers and other stakeholders. As a result, our Board of Directors has adopted Corporate Governance Guidelines which, together with our certificate of incorporation, bylaws, committee charters and other key governance practices and policies, provide the framework for our corporate governance. Our Corporate Governance Guidelines cover a wide range of subjects, including criteria for determining the independence and qualification of our directors. These guidelines are available on our website at *www.saic.com* by clicking on the link entitled "Corporate Governance." The Board recognizes that observing good corporate governance practices is an ongoing responsibility. The Nominating and Corporate Governance Committee regularly reviews corporate governance developments and recommends revisions to these Corporate Governance Guidelines and other corporate governance documents as necessary to promote our and our stockholders' best interests and to help ensure that we comply with all applicable laws, regulations and stock exchange requirements.

Codes of Conduct

All of our employees, including our executive officers, are required to comply with our *Code of Conduct*, which describes our standards for protecting company and customer assets, fostering a safe and healthy work environment, dealing fairly with customers and others, conducting international business properly, reporting misconduct and protecting employees from retaliation. This code forms the foundation of our corporate policies and procedures designed to promote ethical behavior in all aspects of our business. In addition, our principal executive officer and our senior financial officers are also subject to the *Code of Ethics for Principal Executive Officer and Senior Financial Officers,* which contains additional policy guidelines and procedures relating to legal and ethical standards for conducting our business.

Our directors also are required to comply with our *Code of Business Conduct of the Board of Directors* intended to describe areas of ethical risk, provide guidance to directors and help foster a culture of honesty and accountability. This code addresses areas of professional conduct relating to service on our Board, including conflicts of interest, protection of confidential information, fair dealing and compliance with all applicable laws and regulations.

These documents are available on our website at *www.saic.com* by clicking on the links entitled "Corporate Governance" followed by "Code of Conduct."

Director Independence

The Board of Directors annually determines the independence of each of our directors and nominees in accordance with the Corporate Governance Guidelines. These guidelines provide that "independent" directors are those who are independent of management and free from any relationship that, in the judgment of the Board of Directors, would interfere with their exercise of independent judgment. No director qualifies as independent unless the Board of Directors affirmatively determines that the director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization with which we have a relationship). The Board of Directors has established independence standards set forth in the Corporate Governance Guidelines that include all elements of independence required by the listing standards of the New York Stock Exchange, or NYSE.

All members of the Audit, Human Resources and Compensation and Nominating and Corporate Governance Committees must be independent directors as defined by the Corporate Governance Guidelines. Members of the Audit Committee must also satisfy a separate independence requirement pursuant to the Securities Exchange Act of 1934 which requires that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from us or any of our subsidiaries other than their directors' compensation or be an affiliated person of ours or any of our subsidiaries.

Each year, our directors are obligated to complete a questionnaire which requires them to disclose any transactions with us in which the director or any member of his or her immediate family might have a direct or potential conflict of interest. Based on its review of an analysis of the responses, the Board of Directors determined that all directors, except for John P. Jumper because of his role as our Chief Executive Officer, are independent under its guidelines and free from any relationship that would interfere with the exercise of their independent judgment.

In making these independence determinations, the Board considered that in the ordinary course of business, transactions may occur between us and organizations with which some of our directors are or have been affiliated. Specifically, the Board considered that we make payments or contributions in the usual course of business and annual giving programs to the following organizations that employ a member of our Board: (i) the Center for Strategic and International Studies, a non-profit, public policy research institution for which Dr. Hamre serves as Chief Executive Officer; (ii) entities affiliated with Clark Enterprises, Inc., for which Mr. Nussdorf serves as President and Chief Operating Officer; (iii) Purdue University, for which Dr. Córdova serves as President; and (iv) Northwestern University, for which Mr. Kraemer serves as a professor at the Kellogg School of Management. The Board determined that our relationships with these organizations are immaterial and would not interfere with the exercise of independent judgment by those directors who are affiliated with these organizations.

Criteria for Board Membership

To fulfill its responsibility to identify and recommend to the full Board nominees for election as directors, the Nominating and Corporate Governance Committee reviews the composition of the Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board. In evaluating potential nominees, the Committee and the Board consider each individual in the context of the Board as a whole, with the objective of recommending to stockholders a slate of individual director nominees that can best continue the success of our business and advance stockholders' interests. In evaluating the suitability of individual nominees, the Nominating and Corporate Governance Committee and the Board consider many factors, including:

- expertise and involvement in areas relevant to the company's business such as defense, intelligence, science, finance, government or commercial and international business;
- interpersonal skills, substantial personal accomplishments and diversity as to gender, age, ethnic background and experience;
- commitment to business ethics, professional reputation, independence and understanding of the responsibilities of a director and the governance processes of a public company;
- demonstrated leadership, with the ability to exercise sound judgment informed by diversity of experience and perspectives; and
- benefits from the continuing service of qualified incumbent directors in promoting stability and continuity, contributing to the Board's ability to work together as a collective body and giving the company the benefit of experience and insight that its directors have accumulated during their tenure.

The Nominating and Corporate Governance Committee reviews the director selection process annually and the Committee and the Board assess its effectiveness through an annual written evaluation process. In addition, the Nominating and Corporate Governance Committee has been directed by the Board to observe the following principles contained in our Corporate Governance Guidelines:

- a majority of directors must meet the independence criteria established by the Board of Directors;
- based upon the desired number of 12 directors, no more than three directors may be an employee of ours;
- only a full-time employee who serves as either the Chief Executive Officer or one of his or her direct reports will be considered as a candidate for an employee director position; and
- no director nominee may be a consultant to us.

The Board of Directors expects a high level of commitment from its members and will review a candidate's other commitments and service on other boards to ensure that the candidate has sufficient time to devote to us. In addition, non-employee directors may not serve on the board of directors of more than four other publicly traded companies. Moreover, directors are expected to act ethically at all times and adhere to our Code of Business Conduct of the Board of Directors.

Board Leadership Structure

The Board is currently led by a non-executive Chair, Mr. Young, who is an independent director. Our Board believes that it is in the best interests of stockholders for the Board to have the flexibility to determine the most qualified and appropriate individual to serve as Chair of the Board, whether that person is an independent director or the Chief Executive Officer. The Board selects the Chair annually and may decide to separate or combine the roles of Chair of the Board and Chief Executive Officer, if appropriate, any time in the future. In cases where the Board determines it is in the best interests of our stockholders to combine the positions of Chair and Chief Executive Officer, the independent directors will designate a lead independent director with the responsibilities described in our Corporate Governance Guidelines.

The functions of the non-executive Chair of the Board include:

- planning the Board's annual schedule of meetings and agendas, in consultation with the Chief Executive Officer and Corporate Secretary and other directors as appropriate;
- coordinating with the Chief Executive Officer and the Corporate Secretary to ensure that the Board receives the appropriate quantity and quality of information in a timely manner to enable it to make informed decisions;
- chairing all meetings of the Board and of the independent directors in executive session and ensure that meetings are conducted efficiently and effectively;

- facilitating full and candid Board discussions, ensure all directors express their views on key Board matters and assist the Board in achieving a consensus;
- working with committee chairs to ensure that each committee functions effectively and keeps the Board apprised of actions taken;
- building consensus, developing teamwork and a cohesive Board culture and facilitating formal and informal communication with and among directors; and
- serving as the liaison between the Board and company management.

The Board's Role in Risk Oversight

As part of its oversight function, the Board and its committees monitor risk as part of their regular deliberations throughout the year. When granting authority to management, approving strategies, making decisions and receiving management reports, the Board considers, among other things, the risks facing the company. The Board also oversees risk in particular areas through its committee structure. The Audit Committee evaluates the company's guidelines and policies regarding risk assessment and risk management, including risks related to internal control over financial reporting, the company's major financial risk exposures and the steps management has taken to monitor and control such exposures. The Human Resources and Compensation Committee evaluates risks potentially arising from the company's human resources and compensation policies and practices. The Finance Committee oversees financial, capital investment and insurance risks. The Ethics and Corporate Responsibility Committee oversees risks associated with unethical conduct and political, social, environmental and reputational risks. The Classified Business Oversight Committee oversees risk review activities applicable to the company's classified business activities and receives reports from management on particular classified projects involving significant performance, financial or reputational risks. The company also utilizes an internal Enterprise Risk Management Committee, comprised of the Chief Executive Officer and senior management that, among other things, establishes the overall corporate risk strategy and ensures that policies, systems, processes and training are established to identify and address appropriate risk matters within the company. This committee reports annually to the full Board of Directors on its activities and findings, highlighting the key risks we face and management's actions for managing those risks.

Board of Directors Meetings and Committees

During fiscal 2012, the Board of Directors held seventeen meetings of the entire Board. The independent directors met twelve times during the year, either in executive session of regular board meetings or in separate meetings. Mr. Young, the non-executive Chair of the Board, presides at all executive sessions of our independent directors as provided by our Corporate Governance Guidelines. During fiscal 2012, no director attended fewer than 75% of the aggregate of the meetings of the Board and committees of the Board on which they served. In addition, all directors, except Harry M.J. Kraemer, Jr., Edward J. Sanderson, Jr. and Louis A. Simpson, attended the 2011 annual meeting of stockholders. It is our policy to encourage all directors to attend our annual meeting.

The Board of Directors has the following principal standing committees: Audit, Classified Business Oversight, Ethics and Corporate Responsibility, Finance, Human Resources and Compensation, and Nominating and Corporate Governance. The charters of these committees are available in print to any stockholder who requests them and are also available on our website at *www.saic.com* by clicking on the links entitled "Investor Relations," "Corporate Governance" and then "Board Committees."

Audit Committee

The current members of the Audit Committee are Harry M.J. Kraemer, Jr. (Chair), Thomas F. Frist, III, Anita K. Jones and Lawrence C. Nussdorf. The Board of Directors has determined that each of the members of the Audit Committee is independent for purposes of our Corporate Governance Guidelines, as well as for purposes of the requirements of the Securities Exchange Act of 1934. In addition, the Board of Directors has determined that Thomas F. Frist, III, Harry M.J. Kraemer, Jr. and Lawrence C. Nussdorf qualify as Audit Committee "financial experts" as defined by the rules under the Securities Exchange Act of 1934. The backgrounds and experience of the Audit Committee financial experts are set forth above in "Proposal 1—Election of Directors." The responsibilities of the Audit Committee are set forth in its charter and fall into the following categories:

- *Internal Controls and Disclosure Controls*—Review and provide feedback on the assessment performed by management on internal control over financial reporting; review the internal control assessment with the independent registered public accounting firm, the internal auditor and management; review any major issues as to the adequacy of our internal control over financial reporting and any special audit steps adopted in light of control deficiencies; review our disclosure controls and procedures designed to ensure timely collection and evaluation of information required to be disclosed in our filings with the SEC or posted on our website; and review the independent registered public accounting firm's procedures and management of the audit relating to internal control over financial reporting.

- *Independent Audit*—Retain an independent registered public accounting firm for the purpose of preparing or issuing an audit report on our consolidated financial statements and performing other audit, review or attest services; pre-approve all audit and non-audit services and related fees and evaluate the independent registered public accounting firm's qualifications, performance and independence; ensure the firm's objectivity by reviewing and discussing all relationships between such firm and us and our affiliates; obtain and review a report by the independent registered public accounting firm that describes our internal quality-control procedures and any material issues raised; review the proposed audit scope and procedures to be utilized; obtain and review a post-audit report; and review all critical accounting policies and practices to be used, major issues regarding accounting principles and financial statement presentations, analyses prepared by management and/or the independent registered public accounting firm setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, the effect of regulatory and accounting initiatives and other material written communications between the independent registered public accounting firm and management.
- *Internal Audit*—Review the qualifications, organizational structure and performance of the internal audit function; review, approve and update the rolling three-year internal audit plan; periodically review any significant difficulties, disagreements with management or restrictions encountered in the scope of the Internal Audit Department's work; receive periodic summaries of findings from completed internal audits and the status of major audits in process; receive timely notification of any issues or concerns identified during the course of internal audits and reviews; and discuss with the independent registered public accounting firm the responsibilities, budget and staffing of our internal audit function.
- *Financial Reporting*—Review and discuss with management, the independent registered public accounting firm and the internal auditor our annual and quarterly consolidated financial statements, including the disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" that will be contained in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q; discuss with the independent registered public accounting firm the auditor's judgments about the quality and not just the acceptability of accounting principles used to prepare our consolidated financial statements; review our responses to any investigation of the SEC or any national securities exchange on which our shares are listed; review the type of information to be disclosed in our earnings press releases and discuss the earnings press releases; and review any financial information and earnings guidance provided to analysts and rating agencies.
- *Ethical and Legal Compliance*—Review the effectiveness of our system for monitoring compliance with laws and regulations; establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (including procedures for receiving and handling complaints on a confidential and anonymous basis); and evaluate and handle any complaints submitted to or reported to the Audit Committee.
- *Other Responsibilities*—Discuss and evaluate our guidelines and policies regarding risk assessment and risk management; discuss our major financial risk exposures and the steps management has taken to monitor and control such exposures; and review our litigation, government investigation and legal compliance matters that could have a significant impact on our financial statements.

The Audit Committee held eight meetings during fiscal 2012.

Classified Business Oversight Committee

The current members of the Classified Business Oversight Committee are John J. Hamre (Chair), John P. Jumper and A. Thomas Young. The responsibilities of the Classified Business Oversight Committee are set forth in its charter and include periodically reviewing and making recommendations to our Board of Directors and management concerning:

- policies, processes, procedures, training and risk review activities applicable to our classified business activities;
- regular reports from our Special Projects Committee, comprised of management and outside experts in intelligence and security, regarding classified programs involving special operational or reputational risks;
- reports from management on particular classified projects involving significant performance, financial or reputational risks; and
- other classified business issues that the Board or management would like the Committee to review.

The Classified Business Oversight Committee held four meetings during fiscal 2012.

Ethics and Corporate Responsibility Committee

The current members of the Ethics and Corporate Responsibility Committee are Anita K. Jones (Chair), France A. Córdova, Jere A. Drummond and John P. Jumper. The responsibilities of the Ethics and Corporate Responsibility Committee are set forth in its charter and include:

- reviewing and making recommendations regarding the ethical responsibilities of our employees and consultants under our administrative policies and procedures;
- reviewing and assessing our policies and procedures addressing the resolution of conflicts of interest involving us, our employees, officers and directors, or their immediate family members, including related party transactions, and addressing any potential conflict of interest involving us and a director or an executive officer;
- reviewing the adequacy of, and any requests for waivers under, our Code of Ethics for Principal Executive Officer and Senior Financial Officers;
- reviewing and establishing procedures for the receipt, retention and treatment of complaints regarding violations of our policies, procedures and standards related to ethical conduct and legal compliance;
- reviewing and evaluating the effectiveness of our ethics, compliance and training programs and related administrative policies; and
- reviewing our policies and practices in the areas of corporate responsibility including, the safety and protection of the environment, charitable contributions and such political, social and environmental issues that may affect our business operations, performance, public image or reputation.

The Ethics and Corporate Responsibility Committee held four meetings during fiscal 2012.

Finance Committee

The current members of the Finance Committee are Louis A. Simpson (retiring Chair), Thomas F. Frist, III (incoming Chair), Lawrence C. Nussdorf, Edward J. Sanderson, Jr., and A. Thomas Young. The responsibilities of the Finance Committee are set forth in its charter and include periodically reviewing and making recommendations to our Board of Directors and management concerning:

- our capital structure, including the issuance of equity and debt securities, the incurrence of indebtedness, payment of dividends, stock repurchases and related matters;
- financial projections (including any financial guidance) and general financial planning, including cash flow and working capital management, capital budgeting and expenditures, tax planning and compliance and related matters;
- mergers, acquisitions and strategic transactions;
- proposed offers for the purchase or acquisition of all or substantially all of our stock or assets;
- investor relations programs and policies;
- the funding status of the defined-benefit plan of one of our international subsidiaries and the overall financial impact of our benefit plans; and
- any other transactions or financial issues that the Board or management would like the Committee to review.

The Finance Committee held eight meetings during fiscal 2012.

Human Resources and Compensation Committee

The current members of the Human Resources and Compensation Committee are Edward J. Sanderson, Jr. (Chair), France A. Córdova, Miriam E. John and Harry M.J. Kraemer, Jr. The Board of Directors has determined that each of the members of the Human Resources and Compensation Committee is independent for purposes of our Corporate Governance Guidelines. The responsibilities of the Human Resources and Compensation Committee are set forth in its charter and include:

- determining the compensation of our Chief Executive Officer and reviewing and approving the compensation of our other executive officers;
- exercising all rights, authority and functions reserved to them under all of our stock, retirement and other compensation plans;
- approving and making recommendations to the Board of Directors regarding non-employee director compensation;
- preparing an annual report on executive compensation for inclusion in our Proxy Statement or Annual Report on Form 10-K in accordance with the rules and regulations of the SEC; and
- periodically reviewing our Human Resources strategy, policies and programs.

In the exercise of its responsibilities, the Human Resources and Compensation Committee may delegate such of its authorities and responsibilities as the Committee deems proper to members of the Committee or to a subcommittee. The Committee's processes and procedures for the consideration and determination of executive compensation are discussed in further detail under "Compensation Discussion and Analysis" below. The Human Resources and Compensation Committee held eight meetings during fiscal 2012.

Role of Independent Consultant

The Human Resources and Compensation Committee has retained Frederic W. Cook & Co., as its independent compensation consultant to assist the Committee in evaluating executive compensation programs and in setting executive officer compensation. The consultant only serves the Committee in an advisory role and does not decide or approve any compensation actions. The consultant reports directly to the Committee and does not perform any services for management. The consultant's duties include the following:

- reviewing our total compensation philosophy, peer group, and target competitive positioning for reasonableness and appropriateness;
- reviewing our overall executive compensation program and advising the Committee on evolving best practices;
- providing independent analyses and recommendations to the Committee on executive officers' compensation and new programs that management submits to the Committee for approval; and
- reviewing the Compensation Discussion and Analysis for our Proxy Statement;

The consultant interacts directly with members of management only on matters under the Committee's oversight and with the knowledge and permission of the Committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our Human Resources and Compensation Committee has, at any time, been an officer or employee of ours. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Human Resources and Compensation Committee.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Jere A. Drummond (Chair), John J. Hamre, Miriam E. John, Anita K. Jones (incoming member) Louis A. Simpson (retiring member) and A. Thomas Young. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is independent for purposes of our Corporate Governance Guidelines. The responsibilities of the Nominating and Corporate Governance Committee are set forth in its charter and include:

- evaluating, identifying and recommending director nominees, including nominees proposed by stockholders;
- reviewing and making recommendations regarding the composition and procedures of the Board of Directors;
- making recommendations regarding the size, composition and charters of the Board's committees;
- reviewing and developing long-range plans for our Chief Executive Officer and management succession;

- developing and recommending to the Board of Directors a set of corporate governance principles, including recommending an independent director to serve as non-executive Chair of the Board or as Lead Director; and
- developing and overseeing an annual self-evaluation process of the Board of Directors and its committees.

The Nominating and Corporate Governance Committee held four meetings during fiscal 2012.

Director Nominations Process

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Committee regularly assesses the Board's current and projected strengths and needs by, among other things, reviewing the Board's current profile, the criteria for board membership described on page 10 and our current and future needs.

To the extent that vacancies on the Board of Directors are anticipated or otherwise arise, the Committee prepares a target candidate profile and develops an initial list of director candidates identified by the current members of the Board, business contacts, community leaders and members of management. The Committee may also retain a professional search firm to assist it in developing a list of qualified candidates, although the Committee has not utilized the services of such firms to date. The Nominating and Corporate Governance Committee would also consider any stockholder recommendations for director nominees that are properly received.

The Committee then screens and evaluates the resulting slate of director candidates to identify those individuals who best fit the target candidate profile and Board membership criteria and provides the Board of Directors with its recommendations. The Board of Directors then considers the recommendations and votes on whether to nominate the director candidate for election by the stockholders at the annual meeting or to appoint the director candidate to fill a vacancy on the Board.

Stockholder Nominations

Any stockholder may nominate a person for election as a director by complying with the procedures set forth in our bylaws. Under Section 3.03 of our bylaws, in order for a stockholder to nominate a person for election as a director, such stockholder must give timely notice to our Corporate Secretary prior to the meeting at which directors are to be elected. To be timely, notice must be delivered to the Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year's annual meeting. (If the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, however, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which we first publicly announce the date of such annual meeting, whichever occurs later).

Such stockholder's notice must include certain information as provided in Section 3.03 of our bylaws about the nominee, the stockholder and the underlying beneficial owner, if any, including his or her name, age, address, occupation, shares, rights to acquire shares, information about derivatives, hedges, short positions, understandings or agreements regarding the economic and voting interests of the nominee, the stockholder and related persons with respect to our stock, if any, and such other information as would be required to be disclosed in a proxy statement soliciting proxies for the election of the proposed nominee. In addition, the notice must contain certain information about the stockholder proposing to nominate that person. We may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director. A stockholder's notice must be updated, if necessary so that the information submitted is true and correct as of the record date for determining stockholders entitled to receive notice of the meeting.

Mandatory Retirement Policy

The Board has adopted a standard retirement age of 75 for independent directors and 65 for employee directors. It is the general policy of the Nominating and Corporate Governance Committee not to nominate candidates for re-election at any annual stockholder meeting to be held after he or she has attained the applicable retirement age. The Board of Directors granted an exemption to allow John P. Jumper to remain on the Board after assuming the position of our Chief Executive Officer.

Director Compensation

The Board of Directors uses a combination of cash and stock-based incentives to attract and retain qualified candidates to serve as directors. In determining director compensation, the Board of Directors considers the significant amount of time required of our directors in fulfilling their duties, as well as the skill and expertise of our directors. The Human Resources and Compensation Committee periodically reviews director compensation with the assistance of independent compensation consultants and recommends to the Board of Directors the form and amount of compensation to be provided. The director compensation described below represents the total compensation received by our directors for their service as directors for both SAIC and Science Applications.

The following is a summary of the compensation that we provide to our non-employee directors:

Cash Compensation. Our directors receive a cash retainer for their service on the Board of Directors. For fiscal 2012, our directors were paid an annual retainer of $50,000 and the Chair of each committee of the Board was paid an additional annual retainer of $10,000, except for the Chair of the Audit Committee who was paid an additional annual retainer of $15,000. The non-executive Chair of the Board also receives an additional annual retainer of $160,000. In addition to the cash retainers, non-employee directors also received $2,000 for each meeting of the Board and committee they attended. We also reimburse our directors for expenses incurred while attending meetings or otherwise performing services as a director.

Equity Compensation. Directors receive annual equity awards under our equity incentive plan. For fiscal 2012, each of our directors received equity awards valued at approximately $150,000, of which two-thirds was in the form of restricted shares of common stock and one-third was in the form of stock options. These equity awards vest on the later of one year from the date of grant or on the date of the next annual meeting of stockholders following the date of grant. If a director retires due to our mandatory retirement policy, the director's equity awards continue to vest as scheduled and options remain exercisable for the remainder of the option term.

Deferral Plans. The directors are eligible to defer all or any portion of their cash retainers or fees or certain equity compensation into our Keystaff Deferral Plan or Key Executive Stock Deferral Plan, or both. These plans are described in further detail under the caption "Executive Compensation—Nonqualified Deferred Compensation" below.

Stock Ownership Guidelines and Policies. The Board of Directors believes that its members should acquire and hold shares of our stock in an amount that is meaningful and appropriate. To encourage directors to have a material investment in our stock, the Board has adopted stock ownership guidelines that call for directors to hold shares of our stock with a value of at least five times the amount of the annual cash retainer within three years of joining the Board. All of our directors met this requirement in fiscal 2012. In addition to these ownership guidelines, our directors are also subject to policies that prohibit certain short-term or speculative transactions in our securities that we believe carry a greater risk of liability for insider trading violations or may create an appearance of impropriety. Our policy requires directors to obtain preclearance from our General Counsel for all transactions in our securities.

The following table sets forth information regarding the compensation paid to our directors for service in fiscal 2012:

Name (1)	Fees earned or paid in cash ($) (3)	Stock awards ($) (4)	Option awards ($) (5)	Total ($)
France A. Córdova	102,000	100,014	50,000	252,014
Jere A. Drummond	150,000	100,014	50,000	300,014
Thomas F. Frist, III	116,000	100,014	50,000	266,014
John J. Hamre	108,000	100,014	50,000	258,014
Miriam E. John	108,000	100,014	50,000	258,014
Anita K. Jones	172,000	100,014	50,000	322,014
John P. Jumper (2)	112,000	100,014	50,000	262,014
Harry M. J. Kraemer, Jr.	169,000	100,014	50,000	319,014
Lawrence C. Nussdorf	126,000	100,014	50,000	276,014
Edward J. Sanderson, Jr.	136,000	100,014	50,000	286,014
Louis A. Simpson	122,000	100,014	50,000	272,014
A. Thomas Young	274,000	100,014	50,000	424,014

(1) Walter P. Havenstein, our former Chief Executive Officer, is not included in this table because he received no additional compensation for his services as a director.

(2) John P. Jumper became our President and Chief Executive Officer in March 2012 after the end of fiscal 2012.

(3) Amounts in this column represent the aggregate dollar amount of all fees earned or paid in cash for services as a director for annual retainer fees, committee and/or chair fees and meeting fees. The directors are eligible to defer such cash fees into our Keystaff Deferral Plan and Key Executive Stock Deferral Plan. Director fees that are deferred into the Key Executive Stock Deferral Plan result in stock units of equal value based on the closing sales price of our common stock on the second business day of the calendar quarter. In fiscal 2012, the following directors deferred the following amounts and received the following number of stock units in our Key Executive Stock Deferral Plan:

Name	Amount deferred ($)	Stock units received upon deferral of fees (#)
Jere A. Drummond	60,000	4,555
John J. Hamre	108,000	8,072
Miriam E. John	108,000	7,921
Harry M. J. Kraemer, Jr.	169,000	12,694
A. Thomas Young	215,500	16,198

(4) Amounts in this column reflect the grant date fair value computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). For fiscal 2012, each of our non-employee directors received 5,911 restricted shares of our common stock. For more information regarding our application of FASB ASC Topic 718, including the assumptions used in the calculations of these amounts, see Note 10 of Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K as filed with the SEC on March 27, 2012.

At the end of fiscal 2012, the following non-employee directors held the following number of unvested stock awards and the following number of unvested stock units in our Key Executive Stock Deferral Plan:

Name	Unvested stock awards	Unvested stock units
France A. Córdova	—	5,911
Jere A. Drummond	5,911	—
Thomas F. Frist, III	5,911	—
John J. Hamre	—	5,911
Miriam E. John	—	5,911
Anita K. Jones	5,911	—
John P. Jumper	5,911	—
Harry M. J. Kraemer, Jr.	—	5,911
Lawrence C. Nussdorf	5,911	—
Edward J. Sanderson, Jr.	5,911	—
Louis A. Simpson	5,911	—
A. Thomas Young	—	5,911

(5) Amounts in this column reflect the grant date fair value computed in accordance with FASB ASC Topic 718. Option awards granted to directors in fiscal 2009 and after vest on the later of one year from the date of grant or on the date of the next annual meeting of stockholders following the date of grant. Option awards granted to directors prior to fiscal 2009 vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

During fiscal 2012, our non-employee directors were each issued options to purchase 13,810 shares of our common stock, with a grant date fair value of approximately $50,000. At the end of fiscal 2012, our non-employee directors held vested and unvested options to purchase the following number of shares of our common stock:

Name	Aggregate shares subject to outstanding options
France A. Córdova	51,937
Jere A. Drummond	61,021
Thomas F. Frist, III	38,715
John J. Hamre	61,021
Miriam E. John	60,826
Anita K. Jones	61,021
John P. Jumper	60,826
Harry M. J. Kraemer, Jr.	61,021
Lawrence C. Nussdorf	32,493
Edward J. Sanderson, Jr.	61,021
Louis A. Simpson	61,021
A. Thomas Young	61,021

Related Party Transactions

The Board of Directors has adopted written policies and procedures for the review and approval of transactions between us and certain "related parties," which are generally considered to be our directors and executive officers, nominees for director, holders of five percent or more of our outstanding capital stock and members of their immediate families. The Board of Directors has delegated to the Ethics and Corporate Responsibility Committee the authority to review and approve the material terms of any proposed related party transaction. If a proposed related party transaction involves a non-employee director or nominee for election as a director and may be material to a consideration of that person's independence, the matter is also considered by the Chair of the Board of Directors and the Chair of the Nominating and Corporate Governance Committee.

In determining whether to approve or ratify a related party transaction, the Ethics and Corporate Responsibility Committee considers, among other factors it deems appropriate, the potential benefits to us, the impact on a director's or nominee's independence or an executive officer's relationship with or service to us, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction. In deciding to approve a transaction, the Committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related party. Any transactions involving the compensation of executive officers, however, are to be reviewed and approved by the Human Resources and Compensation Committee. If a related party transaction will be ongoing, the Ethics and Corporate Responsibility Committee may establish guidelines to be followed in our ongoing dealings with the related party. Thereafter, the Ethics and Corporate Responsibility Committee will review and assess ongoing relationships with the related party on at least an annual basis to determine whether they are in compliance with the Committee's guidelines and that the related party transaction remains appropriate.

We engage in transactions and have relationships with many entities, including educational and professional organizations, in the ordinary course of our business. Some of our directors, executive officers or their immediate family members may be directors, officers, partners, employees or shareholders of these entities. We carry out transactions with these firms on customary terms. There were no transactions during fiscal 2012 in which any related party had a direct or indirect material interest.

Communications with the Board of Directors

Any interested party may communicate with the Chair of the Board and the Chairs of our Audit, Ethics and Corporate Responsibility, Human Resources and Compensation, and Nominating and Corporation Governance Committees on Board-related issues by sending an e-mail to:

- boardchair@saic.com;
- auditchair@saic.com;
- compensationchair@saic.com;
- governancechair@saic.com; or
- ethicschair@saic.com.

You may also write to them or to any other director, the independent directors as a group, or the Board of Directors generally at the following address:

SAIC, Inc.
Attention: Corporate Secretary
1710 SAIC Drive, MS 3-5-9
McLean, VA 22102

Relevant communications will be forwarded to the recipients noted in the communication. Communications sent to the Board of Directors or the independent directors as a group will be forwarded to the Chair of the Board.

We are seeking the approval of our stockholders for the merger of SAIC with and into its wholly-owned subsidiary, Science Applications International Corporation.

Background and Purpose

SAIC is a holding company with one directly owned operating subsidiary, Science Applications, and no other current operations. Science Applications was formed in 1969. In October 2006, in connection with becoming a publicly-traded company, Science Applications completed a reorganization merger in which it became a wholly-owned subsidiary of SAIC, after which SAIC completed an initial public offering of its common stock. All of SAIC's business is conducted through Science Applications, which provides scientific, engineering, systems integration and technical services and solutions in the areas of defense, health, energy, infrastructure, intelligence, surveillance, reconnaissance and cybersecurity to all agencies of the U.S. Department of Defense, the intelligence community, the U.S. Department of Homeland Security and other U.S. Government civil agencies, state and local government agencies, foreign governments and customers in select commercial markets. SAIC's only significant asset, other than intercompany receivables, is all of the outstanding capital stock of Science Applications. SAIC's common stock is currently publicly held and, at present, SAIC has no other class of common stock or preferred stock outstanding. The principal executive officers of SAIC and Science Applications are located at 1710 SAIC Drive, McLean, Virginia 22102, telephone number (703) 676-4300.

Management believes that the current holding company structure is no longer necessary and that its elimination is expected to (i) simplify corporate administration, (ii) reduce administrative expense, (iii) clarify the capital structure of the company and its subsidiaries, and (iv) result in less confusion among investors, customers, suppliers and others regarding the relationship between SAIC and Science Applications. Management now proposes to merge SAIC with and into Science Applications (the "Merger"), with Science Applications as the surviving corporation. The name of the surviving corporation will remain "Science Applications International Corporation." Following the Merger, Science Applications' financial position and capitalization will be identical in all material respects to that of SAIC before the Merger and the operations of Science Applications will be the same as the operations of Science Applications before the Merger.

The Board of Directors has reviewed the terms of the Merger and declared the Agreement and Plan of Merger between SAIC and Science Applications (the "Merger Agreement") to be advisable and in the best interests of SAIC and its stockholders.

As a result of the Merger, SAIC will no longer exist and stockholders will own a number of shares of Science Applications' common stock equal to the number of shares of SAIC common stock they held prior to the Merger having exactly the same rights and privileges as the SAIC common stock prior to the Merger.

Summary of Merger

Some important points about the Merger are as follows:

1. The Merger will result in no change in the operations, business or management of Science Applications.
2. There will be no change in the state of incorporation, as each participant in the Merger is a Delaware corporation.
3. The certificate of incorporation and bylaws of Science Applications immediately after the Merger will be identical to SAIC's certificate of incorporation and bylaws immediately prior to the Merger. Therefore, Science Applications will have the same authorized capital stock as SAIC with the same rights and privileges as SAIC had immediately prior to the Merger. As a result, there will be no change in the proportionate ultimate ownership interests in the surviving corporation.
4. Science Applications will have the same directors and the same executive officers and management as SAIC had immediately prior to the Merger. The composition of the committees of the Board of Directors of Science Applications, including the Audit Committee, the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee of Science Applications will be the same as that of SAIC immediately prior to the Merger.
5. At the time of the Merger, all outstanding shares of SAIC's common stock will be converted on a one-for-one basis into identical shares of Science Applications' common stock having exactly the same rights and privileges. Science Applications' authorized preferred stock will have exactly the same rights and privileges as the SAIC's authorized Preferred Stock had immediately prior to the Merger. No exchange of stock certificates will be required as a result of the Merger.
6. At the time of the Merger, Science Applications will assume and continue SAIC's 2006 Employee Stock Purchase Plan and 2006 Equity Incentive Plan without any material modification and each outstanding award relating to the shares of common stock granted pursuant to the 2006 Equity Incentive Plan will be converted into an award of the same number of shares of Science Applications' common stock, with the same terms, rights and conditions as the corresponding SAIC award or option. Assuming the proposed amendments to the 2006 Equity Incentive Plan described in Proposal 3 is approved, Science Applications will also assume and continue such plan as amended.

7. Following the Merger, Science Applications will be publicly-held and will continue as a reporting company under Section 13 of the Exchange Act. We expect that Science Applications' common stock will be listed on the New York Stock Exchange under the same ticker symbol as SAIC, "SAI."

8. Davis Polk & Wardwell LLP, special tax counsel to SAIC and Science Applications, has issued an opinion that, based upon certain factual representations of SAIC and Science Applications, the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, stockholders will not recognize any gain or loss for U.S. federal income tax purposes upon the conversion of their shares of SAIC common stock into Science Applications common stock in the Merger and will have the same adjusted tax basis in, and holding period for, their shares of Science Applications common stock immediately after the merger as the stockholders had in the shares of SAIC common stock immediately prior to the Merger. Neither SAIC nor Science Applications will recognize gain or loss as a result of the Merger. It is a condition to the Merger that Davis Polk & Wardwell LLP confirm its opinion as of the closing date of the Merger.

9. The Merger is expected to be effective as soon as practicable following stockholder approval at SAIC's annual meeting.

10. On a consolidated basis, the revenue, net income, total assets and total liabilities of the SAIC immediately prior to the Merger will be identical to the revenue, net income, total assets and total liabilities of Science Applications immediately after the Merger.

Conditions to Merger

The Merger is subject to the following conditions:

1. Approval of the Merger as provided for in the Merger Agreement by the holders of a majority of the outstanding shares of SAIC's common stock, which is being solicited by this Proposal 2;
2. Approval for listing on the New York Stock Exchange of Science Applications' common stock;
3. Determination by the Chief Executive Officer of SAIC that the Merger is in the best interests of SAIC;
4. Absence of an injunction or pending litigation relating to the Merger;
5. Receipt by SAIC and Science Applications of an opinion from counsel regarding the U.S. federal income tax treatment of the Merger; and
6. Receipt of all consents, approvals and authorizations required to be obtained prior to the consummation of the Merger.

Merger Procedure

The proposed Merger will be accomplished according to the terms of the Merger Agreement. The summary of significant features of the Merger contained in this proxy statement is qualified in its entirety by the full text of the Merger Agreement, which is attached as Appendix A and incorporated by reference into this proxy statement.

Pursuant to the Merger Agreement, and subject to the approval of the holders of a majority of outstanding shares of SAIC's common stock and the fulfillment or waiver of certain other conditions described in the Merger Agreement, each share of SAIC's common stock outstanding immediately prior to the Merger will automatically be converted into an equivalent number of shares of Science Applications' common stock. As a result of the Merger, SAIC will be merged with and into Science Applications, with Science Applications as the surviving corporation, and SAIC's stockholders will become stockholders of Science Applications.

As SAIC's shares are uncertificated, stockholders who own shares of SAIC common stock will not be required to surrender share certificates for purposes of the Merger. Science Applications shares will also be uncertificated and new certificates representing Science Applications' common stock will not be issued in connection with the Merger.

Amendment or Termination of the Merger

The Merger Agreement provides that the parties to the Merger (i.e., SAIC and Science Applications) may (i) amend any of the terms of the Merger Agreement, (ii) extend the time for performance of any of the obligations or acts of the parties or (iii) waive compliance with any of the covenants, conditions or agreements contained in the Merger Agreement or any document delivered pursuant to the Merger Agreement before the consummation of the Merger and before or after stockholder approval, provided that any such action will not, in the opinion of the parties thereto, have a material adverse effect on SAIC's stockholders.

Pursuant to its terms, the Merger Agreement may be terminated by the Board of Directors of SAIC and Science Applications at any time prior to the consummation of the Merger, including after the receipt of stockholder approval.

Description of Capital Stock

The following description of the capital stock of SAIC is a summary of certain provisions of SAIC's certificate of incorporation. The certificate of incorporation of Science Applications will be substantively identical to SAIC's certificate of incorporation at the time of the Merger. Furthermore, the bylaws of Science Applications will be identical to SAIC's bylaws at the time of the Merger. The authorized number of shares of each class of capital stock of SAIC (and Science Applications following the Merger), each with a par value of $0.0001 per share, are as follows: (i) 2 billion shares of common stock, and (ii) 10 million shares of preferred stock. The terms and provisions of the capital stock of Science Applications after the Merger will be identical to those of the capital stock of SAIC at the time of the Merger. At this time, there are no shares of preferred stock issued and outstanding and there will be no shares of preferred stock issued and outstanding immediately following the Merger.

Common Stock

SAIC is authorized to issue 2 billion shares of common stock, of which 341,737,161 shares were issued and outstanding as of April 16, 2012. Each stockholder of record is entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Subject to the rights of any series of preferred stock that may come into existence from time to time, the holders of common stock are entitled to share equally, on a per share basis, in any dividends declared by the Board of Directors out of funds legally available for this purpose. Subject to the rights of any series of preferred stock that may come into existence from time to time, holders of common stock are entitled to share equally, on a per share basis, all remaining assets available for distribution to the stockholders in the event of liquidation, dissolution, or winding up. Holders of the common stock do not have any preemptive right to subscribe or purchase additional shares of any class of capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that SAIC (or Science Applications following the Merger) may designate and issue in the future.

Preferred Stock

SAIC has authorized 10 million shares of undesignated preferred stock, of which none were issued and outstanding as of April 16, 2012. Our board of directors has the authority to issue shares of this preferred stock, from time to time, on terms that it may determine, in one or more series, and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each series, and the qualifications, limitations or restrictions of each series, to the fullest extent permitted by Delaware law. The issuance of shares of our undesignated preferred stock could have the effect of decreasing the market price of our common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of common stock. We have no present intention to issue shares of our undesignated preferred stock.

Possible Anti-Takeover Effects of Various Provisions of Delaware Law and SAIC's Certificate of Incorporation and Bylaws

SAIC's certificate of incorporation and bylaws contain provisions that may make it more difficult for a third party to acquire control of the company without the approval of the Board of Directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of the company other than through negotiation with the Board of Directors. These provisions could discourage attempts to acquire the company or remove management even if some or a majority of the stockholders believe this action to be in their best interest, including attempts that might result in stockholders receiving a premium over the market price of their shares of common stock.

Board of Directors. The number of directors on the Board of Directors may only be altered from time to time by resolution of the Board of Directors, within the limits specified in the certificate of incorporation. The bylaws provide that directors may be removed from office by stockholders with or without cause only by the affirmative vote of two-thirds of the total voting power of all outstanding shares entitled to vote at an election of directors. Vacancies, whether because of death, resignation, disqualification, an increase in the size of the Board of Directors, or any other cause may be filled only by a vote of a majority of the remaining directors, although less than a quorum. A director elected by the Board of Directors to fill a vacancy serves until his or her successor is elected and qualified.

Power to Issue Preferred Stock. The Board of Directors has the authority, without further action by the holders of the common stock, to issue shares of preferred stock in such series and with such terms and conditions as the Board of Directors may determine, any or all of which may be greater than the rights of the common stock. The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock or hinder an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Calling of Special Stockholders' Meetings. SAIC's bylaws provide that special meetings of stockholders may be called by the Board of Directors, or an authorized committee of the Board. In addition, stockholders owning at least 10% individually, or 25% collectively, of the voting power of SAIC's outstanding shares may require the corporate secretary to call a special meeting of stockholders by delivering a written request in accordance with and subject to the provisions of the bylaws.

No Stockholder Action by Written Consent. SAIC's certificate of incorporation prohibits stockholder action by written consent.

Advance Notice Provisions. SAIC's bylaws establish an advance written notice procedure for stockholders seeking to nominate candidates for election as directors at any annual meeting of stockholders and to bring business before an annual meeting of stockholders. Stockholders must give timely written notice to the corporate secretary, which must include information about the nominee or proposed items of business and certain other information required under the bylaws. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Section 203 of the Delaware General Corporation Law. SAIC is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. These provisions could have the effect of delaying, deferring or preventing a change in control of the company or reducing the price that certain investors might be willing to pay in the future for shares of Common Stock.

Mergers with Related Persons. SAIC's certificate of incorporation generally requires that mergers and certain other business combinations between SAIC and a related person must be approved by the holders of securities having 80% of the outstanding voting power, as well as by the holders of a majority of the voting power of such securities that are not owned by the related person. A "related person" means any holder of 5% or more of SAIC's outstanding voting power.

These requirements of our certificate of incorporation do not apply, however, to a business combination with a related person, if the transaction:

- is approved by our board of directors before the related person acquired beneficial ownership of 5% or more of our outstanding voting power; or
- is approved by a majority of the members of our board of directors who are not affiliated with the related person and who were directors before the related person became a related person; or
- involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

Supermajority Provisions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority in voting power of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage. SAIC's certificate of incorporation provides that, under certain circumstances, any amendment of the article related to business combinations requires (1) the vote of at least 80% in voting power of all of the outstanding shares of SAIC stock entitled to vote and (2) the vote of at least a majority in voting power of the outstanding shares of SAIC stock entitled to vote other than shares of voting stock that are beneficially owned by a related person that directly proposed such amendment.

SAIC's certificate of incorporation requires a two-thirds vote of the stockholders to amend any of the provisions relating to the number of directors, stockholders acting by written consent, the calling of special meetings or any amendment of the bylaws by the stockholders.

Transfer Agent

The transfer agent for the common stock is Computershare Shareowner Services LLC, 480 Washington Blvd., Jersey City, NJ 07310. Computershare will also serve as the transfer agent for Science Applications following the Merger.

Stock Exchange Listing

Following the Merger, Science Applications expects its common stock to be listed on the New York Stock Exchange under the same symbol as SAIC, "SAI." Accordingly, Science Applications will be a publicly-held, reporting company under Section 13 of the Exchange Act. Approval for listing Science Applications' common stock on the New York Stock Exchange is a condition precedent to the consummation of the Merger.

Dividend Policy

Science Applications will follow SAIC's dividend policy in effect at the time of the Merger. Accordingly, the payment of any future cash dividends following the Merger will be determined by Science Applications' Board of Directors in light of conditions then existing, including Science Applications' earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions, certain corporate law requirements and other factors.

Management

Science Applications will have the same directors and the same executive officers and management as SAIC. The composition of the committees of the Board of Directors of Science Applications, including the Audit Committee, the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee will be the same as that of SAIC immediately prior to the Merger.

Debt Structure

Science Applications has fully and unconditionally guaranteed substantially all of SAIC's outstanding indebtedness (other than trade payables), which includes SAIC's $450 million principal amount 4.450% Notes due 2020 and $300 million principal amount 5.950% Notes due 2040 (together, the "SAIC Debt Securities") and any borrowings under SAIC's amended and restated revolving credit facility maturing in fiscal 2017 (the "SAIC Credit Facility") (no such borrowings are outstanding as of the date of this proxy statement). In connection with the Merger, Science Applications will (i) assume the obligations of SAIC under the SAIC Debt Securities pursuant to a supplemental indenture to the indenture governing the SAIC Debt Securities and (ii) assume the obligations of SAIC under the SAIC Credit Facility.

In addition, SAIC has fully and unconditionally guaranteed all of Science Applications' outstanding indebtedness (other than trade payables), which includes its $300 million principal amount 5.5% Notes Due 2033, $550 million principal amount 6.25% Notes Due 2012 and $250 million principal amount 7.13% Notes Due 2032 (the "Science Applications Debt Securities"). By virtue of the Merger, SAIC will be eliminated as a guarantor of the Science Applications Debt Securities at the time of the Merger. The Science Applications Debt Securities will otherwise be unaffected by the Merger.

Stock Incentive and Other Benefit Plans

Science Applications will assume and continue all of SAIC's stock and other compensation, benefit and incentive plans for employees, retirees, and directors (including, without limitation, the 2006 Equity Incentive Plan and the 2006 Employee Stock Purchase Plan) and will assume all outstanding stock options, restricted stock awards, restricted stock units, performance share awards and other obligations previously granted or incurred under such plans. In connection with the Merger, each of SAIC's outstanding options to purchase common stock will be converted into an option covering the same number of shares of Science Applications' common stock, and with the same terms and conditions as the SAIC outstanding option, and all outstanding restricted stock awards, restricted stock units and performance share awards will be payable in the same number of shares of Science Applications' common stock, with the same terms and conditions as the outstanding SAIC award. There will be no material amendments or modifications to such plans as a result of the Merger. If the amendments to the 2006 Equity Incentive Plan described in Proposal 3 are approved by stockholders at the 2012 Annual Meeting, such plan will be assumed by Science Applications as amended.

A vote in favor of the Merger will also constitute a vote in favor of the assumption and continuation by Science Applications of all of SAIC's stock and other compensation, benefit and incentive plans approved by SAIC's stockholders prior to the Merger.

Material U.S. Federal Income Tax Consequences

General

In the opinion of Davis Polk & Wardwell, LLP, counsel to SAIC and Science Applications ("Tax Counsel"), the following are the material U.S. federal income tax consequences of the Merger to holders of SAIC common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this Proxy Statement, all of which may change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be important to a stockholder in light of that stockholder's particular circumstances or to a stockholder subject to special rules. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the Merger. Accordingly, we strongly urge each SAIC stockholder to consult his or her own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to him or her of the Merger.

Tax Opinions

SAIC and Science Applications have received an opinion of Tax Counsel, dated as of the date of this Proxy Statement, that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that SAIC and Science Applications will each be a party to that reorganization within the meaning of Section 368(b) of the Code. It is a condition to the Merger that Tax Counsel confirm its opinion as of the closing date of the Merger (such confirmation, the "closing date opinion"). Neither SAIC nor Science Applications intends to waive this condition.

The opinion of Tax Counsel regarding the Merger has relied, and the closing date opinion will rely, on (1) representations and covenants made by SAIC and Science Applications, including those contained in certificates of officers of SAIC and Science Applications, and (2) specified assumptions, including an assumption regarding the completion of the Merger in the manner contemplated by the Merger Agreement. In addition, the opinion of Tax Counsel has assumed, and Tax Counsel's ability to provide the closing date opinion will depend on, the absence of changes in existing facts or in law between the date of this Proxy Statement and the closing date of the Merger. If any of those representations, covenants or assumptions is inaccurate, Tax Counsel may not be able to provide the required closing date opinion or the tax consequences of the Merger could differ from those described in the opinion that Tax Counsel has delivered. An opinion of counsel neither binds the Internal Revenue Service ("IRS") nor precludes the IRS or the courts from adopting a contrary position. Neither SAIC nor Science Applications intends to obtain a ruling from the IRS on the tax consequences of the Merger.

U.S. Federal Income Tax Consequences to SAIC and Science Applications

Neither SAIC nor Science Applications will recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

U.S. Federal Income Tax Consequences to Stockholders of the Merger

A stockholder will not recognize any gain or loss upon the conversion of shares of SAIC common stock into shares of Science Applications common stock in the Merger. Such stockholder will have an adjusted tax basis in the shares of Science Applications common stock into which the stockholder's shares of SAIC common stock converted equal to the adjusted tax basis of the shares of SAIC common stock held by that holder immediately prior to the Merger. The holding period for the Science Applications common stock obtained in the Merger will include the holding period for the SAIC common stock converted thereto.

Reporting Requirements

Generally, each stockholder will be required to retain records pertaining to the Merger including information regarding:

- the cost or other basis of the stockholder's shares of SAIC common stock converted into shares of Science Applications common stock pursuant to the Merger; and
- the fair market value of the Science Applications common stock the U.S. Holder holds following the Merger.

In addition, any stockholder who is a "significant holder" of shares of SAIC common stock will be required to file with its U.S. federal income tax return for the year in which the Merger takes place a statement that sets forth facts relating to the Merger and that includes the basis and fair market value information noted above.

No Appraisal Rights

Under the Delaware General Corporation Law, dissenting stockholders do not have "appraisal rights" when a parent company merges into its own wholly-owned subsidiary. Consequently, a stockholder of SAIC who votes against this proposal does not have a statutory right to demand payment of the "fair value" of his or her stock of SAIC.

Vote Required

Approval of the merger of SAIC with and into its wholly-owned subsidiary, Science Applications, requires the affirmative vote of a majority of the outstanding common stock entitled to vote on the matter.

Recommendation of the Board

The Board of Directors recommends a vote FOR approval of this proposal. If not otherwise specified, proxies will be voted FOR approval of this proposal.

We are seeking the approval of our stockholders of the amendment and restatement our 2006 Equity Incentive Plan (the "Plan"). Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), requires that stockholders approval the material terms of the Plan at least every five years. The material terms of the Plan were most recently approved by our stockholders at our 2007 annual meeting of stockholders. Therefore, we are asking stockholders to approve the material terms of the Plan to preserve our federal income tax deduction for the performance-based compensation paid under the Plan to senior executives, and also to approve other changes described below this proposal. The proposed material changes are to:

- reduce the number of shares available for issuance under the Plan,
- eliminate the "evergreen" share replenishment feature of the Plan,
- clarify the prohibition against repricing of awards made under the Plan,
- clarify the definition of "objectively determinable performance conditions" upon which performance-based compensation may be based,
- eliminate a definition of "change in control;"
- incorporate a recoupment or "clawback" provision, and
- extend the term of the Plan through June 15, 2022.

In addition, there are minor changes necessary resulting from the recapitalization of our Class A preferred stock into common stock in 2009 and other non-substantive matters. A copy the Plan, with the proposed changes, is attached as *Appendix B* to this proxy statement. The Human Resources and Compensation Committee approved these amendments in March 2012, subject to stockholder approval.

The Plan was initially adopted by our Board of Directors in November 2005 and approved by our stockholders in September 2006. In June 2007, the material terms of and certain amendments to the Plan were approved by our stockholders. In May 2008, additional amendments to the Plan were approved by our stockholders. The Plan provides for the grant to our employees, directors, and consultants of stock options, stock appreciation rights ("SARs"), stock awards (including restricted stock, restricted stock units, deferred stock, performance shares and other similar types of awards, including other awards under which recipients are not required to pay any purchase or exercise price, such as phantom stock rights) and cash awards. All equity awards granted under the Plan are granted with respect to shares of our common stock.

Shares Subject to the Plan; Elimination of Evergreen Feature

Originally, the Plan provided for the award of 75,000,000 shares of our capital stock. In addition, the Plan currently has an evergreen feature which provides that the maximum number of shares issuable under the Plan will be cumulatively increased on each February 1 during the term of the Plan by an amount equal to the least of: (i) a number of shares determined by the committee of the Board of Directors administering the Plan; (ii) 30,000,000 shares or (iii) 5% of our outstanding shares of common stock as of the preceding January 31. Finally, the Plan provides that shares retained upon the exercise of a SAR would continue to be available for issuance under the Plan.

The proposed amendments will reduce the number of shares available for issuance under the remaining term of the Plan from approximately 134,000,000 as of January 31, 2012 to 50,000,000, which includes shares underlying awards that are outstanding at the effective time of the amendments. As of January 31, 2012, there were approximately 33,300,000 shares underlying outstanding awards, which would leave 16,700,000 shares remaining available for grant under the Plan assuming the amendments were in effect as of that date. The proposed amendments would also eliminate the "evergreen" share replenishment feature and would eliminate the provision which states that shares retained upon the exercise of a SAR would continue to be available for issuance under the Plan. We believe that these amendments are in the best interests of our stockholders and good corporate governance.

Prohibition Against Repricing Awards

The Plan prohibits us from repricing, reducing or making any similar adjustment which results in the lowering of the exercise price of an option or SAR previously granted under the Plan without the approval of our stockholders, other than in connection with a change in our capitalization. The proposed amendments would clarify that this prohibition includes effectively lowering the exercise price of an option or SAR by cancelling and granting a replacement award having a lower exercise price than the original award, or by paying cash to the holder.

Code Section 162(m) Matters

Section 162(m) of the Code generally limits public companies from deducting certain compensation paid in excess of $1 million to certain of their executive officers during any single year. Under current law, this restriction potentially applies to compensation paid to our Chief Executive Officer and certain other highly compensated executive officers. Certain "performance-based compensation" is specifically exempted from this deduction limit if it meets the requirements of Section 162(m).

In order for certain forms of compensation to qualify as performance-based compensation, payment under the awards must be contingent upon the achievement of certain performance goals that are established in a manner specified under Section 162(m). Currently, the Plan permits us to issue certain awards that incorporate performance objectives and provides that these performance objectives, which we call "objectively determinable performance conditions," may be based upon a variety of factors such as net revenue dollars, earnings per share, operating cash flow and others.

The proposed amendments to the Plan would clarify that the following measures may be used in "objectively determinable performance conditions" and that such measures may be expressed in absolute terms or values, in terms of growth or improvement or relative to the performance of one or more comparable companies or an index covering multiple companies and that relate to any of the following, as it may apply to an individual, one or more affiliates, business units, divisions or the whole of the company:

- revenue
- earnings per share
- return on assets
- return on equity
- net order dollars
- net profit
- operating cash flow
- operating income
- number of contract bookings
- number of contract awards
- profits before tax
- earnings before interest, taxes, depreciation and amortization (EBITDA)
- days working capital
- total shareholder return
- share price growth
- free cash flow
- return on sales
- operating margins
- booking dollars
- book-to-bill
- headcount
- employee retention
- new hires
- backlog
- objective customer satisfaction indicators
- efficiency measures

We believe that this clarification will provide us with maximum flexibility in designing long and short term incentive programs for our executive officers. If our stockholders do not approve the amendments to the definition of "objectively determinable performance conditions," we will design and implement incentive programs for our executive officers under the prior definition.

Change in Control

The Plan provides that in the event of a "Fundamental Transaction" where the successor corporation does not assume, convert or replace all outstanding awards or the successor corporation does not substitute equivalent awards or provide substantially similar consideration for such awards, the Board of Directors can take action so that the vesting on all such awards would fully and immediately accelerate or the repurchase rights would fully and immediately terminate so that the awards may be exercised or the repurchase rights terminate before or otherwise in connection with the closing or completion of the Fundamental Transaction. "Fundamental Transaction" is defined as (a) a merger or consolidation in which we are not the surviving corporation (with certain limited exceptions), (b) a merger in which we are the surviving corporation but after which our stockholders immediately prior to such merger cease to own their shares or other equity interest in us, (c) the sale of all or substantially all of our assets, or (d) the acquisition, sale, or transfer of more than 50% of our outstanding shares by tender offer or similar transaction.

In addition, the Plan previously provided that our Board of Directors could specify that other transactions or events which do not constitute a "Fundamental Transaction," constitute a "Change in Control." In such event, the Board of Directors could take such action to fully and immediately accelerate the vesting on Awards and/or fully and immediately terminate the repurchase rights and take other similar actions as if such event were a Fundamental Transaction. The proposed amendment would eliminate this provision.

General Information Regarding the Plan

Our Board of Directors believes that equity compensation awards are an important part of our overall compensation program and that the awards are important in retaining and motivating existing personnel. The Plan provides for the grant of stock options (including incentive stock options, as defined in section 422 of the Internal Revenue Code, and nonstatutory stock options), restricted stock, restricted stock units, deferred stock, stock appreciation rights, performance shares and other similar types of awards (including other awards under which recipients are not required to pay any purchase or exercise price, such as phantom stock rights), as well as cash awards. We are authorized to issue awards for shares of our common stock.

If the proposed amendments to the Plan are approved, 50,000,000 shares (subject to adjustment in the event of a stock split and certain other corporate transactions, as described below) of our common stock would be available to be issued pursuant to awards granted under the Plan (including shares underlying awards that are outstanding as of the effective date of the amendments). In addition, the following shares will continue to be available for issuance under the Plan: (1) shares forfeited or repurchased by us at the original purchase price or less, (2) shares withheld (not issued) upon net exercise of an option, (3) shares issuable upon exercise of awards that expire or become unexercisable for any reason without having been exercised in full or (4) shares not delivered to or surrendered by a holder in consideration for applicable tax withholding.

In addition to the Plan terms described above, other material Plan terms include:

- the committee administering the Plan has the broad discretionary authority to determine the terms of awards, including the maximum number of shares subject to other stock awards that may be granted to any one participant under the Plan during any fiscal year of the company and the maximum value of any cash awards granted to any participant for any fiscal year under the Plan, in each case subject to the annual limits described above;
- the following will each be proportionately adjusted to reflect the terms of certain corporate transactions (including stock splits, stock dividends, extraordinary cash dividends and certain other transactions) affecting our capital stock: the number and type of shares available for issuance under the Plan and subject to outstanding awards; the exercise, purchase or repurchase price per share applicable to outstanding awards; and the maximum number of shares that may be granted to one participant pursuant to stock options, SARs and stock awards in a single year; and
- the Plan will terminate in October 2016 unless stockholders approve this proposal.

Because awards under the Plan depend on the actions of the committee administering the Plan and, with respect to options, SARs and stock awards, the fair market value of our stock at various future dates, it is not possible to determine the actual benefits that employees, officers and directors will receive under such awards. The closing price of a share of our stock on April 26, 2012 was $12.02. For fiscal 2012, our Named Executive Officers and the following groups received the following options, restricted stock, performance shares and cash awards:

	Fiscal 2012 Equity Incentive and Cash Awards						
	Stock Options		Restricted Stock		Performance Shares		Cash
Named Executive Officer	Number of Shares Underlying Options	Exercise Price	Dollar Value of Stock Awards	Number of Shares Underlying Stock Awards	Target ($)	Target (# of shares)	($)
Walter P. Havenstein	440,806	$ 16.92	—	—	1,750,000	103,428	710,000
Mark W. Sopp	176,322	$ 16.92	—	—	700,000	41,372	340,000
K. Stuart Shea	151,134	$ 16.92	—	—	600,000	35,461	405,000
Joseph W. Craver, III	151,134	$ 16.92	—	—	600,000	35,461	360,000
Vincent A. Maffeo	125,945	$ 16.92	—	—	500,000	29,551	330,000
Executive Officers as a group (excluding the individuals listed above)	340,052	$ 16.92	—	—	1,350,000	79,790	1,315,000
Non-Executive Directors as a group	165,720	$ 16.92	1,200,169	70,932	—	—	—
All Employees as a group (excluding the individuals listed above and the executive officers as a group)	2,364,511	various	87,014,620	5,173,681	2,500,000	147,759	78,174,392

Information with respect to our equity compensation plans as of January 31, 2012 is set forth below:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))(c)
Equity compensation plans approved by security holders (1)	21,291,212 (2)	17.90 (3)	167,384,894 (4)
Equity compensation plans not approved by security holders (5)	—	—	— (5)
Total	21,291,212	17.90 (3)	167,384,894

(1) The following equity compensation plans approved by security holders are included in this plan category: the 2006 Equity Incentive Plan and the 2006 Employee Stock Purchase Plan.

(2) Represents 450,233 shares of SAIC common stock reserved for future issuance for the expected number of shares of stock to be issued for performance-based stock awards under the 2006 Equity Incentive Plan and 20,840,979 shares of SAIC common stock reserved for future issuance upon the exercise of outstanding options awarded under the 2006 Equity Incentive Plan. Does not include shares to be issued pursuant to purchase rights under the 2006 Employee Stock Purchase Plan.

(3) Does not include shares to be issued for performance-based stock awards which will not require any payment upon issuance of those shares.

(4) Represents 33,374,877 shares of SAIC common stock under the 2006 Employee Stock Purchase Plan and 134,010,017 shares of SAIC common stock under the 2006 Equity Incentive Plan. The maximum number of shares initially available for issuance under the 2006 Employee Stock Purchase Plan was 9 million. The 2006 Employee Stock Purchase Plan provides for an automatic increase to the share reserve on the first day of each fiscal year beginning on February 1, 2007 in an amount equal to the lesser of (i) 9 million shares, (ii) two percent of the number of shares of SAIC common stock outstanding on the last day of the immediately preceding fiscal year or (iii) a number determined by the compensation committee of the board of directors. The maximum number of shares initially available for issuance under the 2006 Equity Incentive Plan was 75 million. The 2006 Equity Incentive Plan provides for an automatic increase to the share reserve on the first day of each fiscal year beginning on February 1, 2007 in an amount equal to the lesser of (i) 30 million shares, (ii) five percent of the number of shares of SAIC common stock outstanding on the last day of the immediately preceding fiscal year or (iii) a number determined by the board of directors or compensation committee. Those shares (i) that are issued under the 2006 Equity Incentive Plan that are forfeited or repurchased at the original purchase price or less or that are issuable upon exercise of awards granted under the plan that expire or become unexercisable for any reason after their grant date without having been exercised in full, (ii) that are withheld from an option or stock award pursuant to a company-approved net exercise provision, (iii) that are retained upon exercise of a stock appreciation right or (iv) that are not delivered to or are award shares surrendered by a holder in consideration for applicable tax withholding will continue to be available for issuance under the plan.

(5) The Stock Compensation Plan and the Management Stock Compensation Plan have not been approved by security holders and are included in this plan category. These plans do not provide for a maximum number of shares available for future issuance.

Other Material Terms of the Plan

Administration. The Plan may be administered by our Board of Directors, a committee of our Board of Directors or a delegated officer or employee in certain circumstances. A description of our equity award grant procedures is included in "Compensation Discussion and Analysis" below.

Eligibility. Nonstatutory stock options, stock awards and cash awards may be granted under the Plan to employees, directors (including non-employee directors) and consultants of the company or its affiliates, including prospective employees, directors and consultants conditioned on their beginning service with us. Incentive stock options may be granted only to our employees or those of our affiliates. The administrator, in its discretion, selects the employees to whom stock options, SARs and other stock awards and cash awards, may be granted, the time or times at which awards are granted and the terms of awards to be granted under the Plan.

Nonassignability of Awards. Stock options, SARs and other stock awards are generally nontransferable prior to the date on which the participant has been issued unrestricted shares of our stock. The administrator does have discretionary authority to permit awards to be transferable in certain limited circumstances.

Termination of Awards. Generally, unless otherwise provided in the award agreement, if an awardee's service as an employee, consultant or director terminates other than for death or disability or for cause, vested awards will remain exercisable for a period of 90 days following the awardee's termination, or if earlier, until the expiration of the term of the award. If an awardee's service as an employee, consultant or director terminates for cause, all of the awardee's awards will immediately terminate as of the date of termination unless otherwise provided for in the award agreement. Unless otherwise provided for in the award agreement, if an awardee becomes disabled or dies while an employee, consultant or director of the company, the vesting of all of the awardee's unvested awards will accelerate, and all of the awardee's awards will be exercisable until the expiration of the term of the award. The administrator has the authority to extend the period of time for which an award is to remain exercisable following an awardee's termination (taking into account limitations under the Code), but not beyond the expiration of the term of the award, and to permit an award to be exercised with respect to unvested shares.

Adjustments on Changes in Capitalization, Change of Control or Dissolution. In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination or reclassification, spin-off, extraordinary cash dividend or similar change to our capital structure (not including a fundamental transaction or change in control), our Board of Directors or Human Resources and Compensation Committee will make appropriate proportionate adjustments to:

- the number and type of shares available for issuance under the Plan (including the maximum number of shares in the evergreen feature) and subject to outstanding awards;

- the exercise, purchase or repurchase price per share applicable to outstanding awards; and
- the maximum number of shares that may be granted to one participant pursuant to stock options, SARs and stock awards in a single year.

The specific form of any such adjustments shall be determined by the Board of Directors or the Human Resources and Compensation Committee.

The Plan provides that in the event of our merger with or into another corporation, a sale of substantially all of our assets or another change of control transaction as determined by the administrator, the successor entity may assume or substitute all outstanding awards. If the successor entity does not assume or substitute all outstanding awards, the vesting of all awards will accelerate and any repurchase rights on awards will terminate. If a successor entity assumes or substitutes all awards and a participant is involuntarily terminated by the successor entity for any reason other than death, disability or cause within 18 months following the change of control, all outstanding awards of the terminated participant will immediately vest and be exercisable for a period of six months following termination. In the event of a change of control, the vesting of all awards held by our non-employee directors will accelerate.

In the event of a proposed dissolution or liquidation of the company, our Board of Directors may cause awards to fully vest and may cause our repurchase rights to lapse upon completion of the dissolution. In the event of a dissolution or liquidation of the company, all outstanding awards will terminate immediately prior to the dissolution.

Amendment and Termination. The Board may amend, suspend or terminate the Plan. However, we will obtain stockholder approval for any amendment to the Plan to the extent required to comply with applicable laws and New York Stock Exchange listing requirements.

Generally, no action by the Board or stockholders may alter or impair any outstanding award under the Plan without the written consent of the holder of such award. Unless we seek a stockholder-approved extension of the Plan term, awards may be granted under the Plan only until October 16, 2016.

Stock Options

Each option is evidenced by a stock option agreement between us and the optionee and is subject to the following additional terms and conditions. Options are exercisable for our common stock and may be in the form of incentive stock options or nonqualified stock options. The Plan allows the administrator broad discretion to determine the terms of individual options.

Exercise Price. The administrator determines the exercise price of options at the time the options are granted. The exercise price of stock options granted under the Plan may not be less than 100% of the fair market value of the stock subject to the option on the date of grant of the option, provided that the exercise price of an incentive stock option to an employee who is also a greater than 10% stockholder must have an exercise price at least equal to 110% of the fair market value of the stock subject to the option on the date of grant of the option. The Plan defines fair market value as the closing sales price of our common stock on the date prior to the relevant date so long as our stock is traded on an exchange on that prior date.

Exercise of Option; Form of Consideration. The administrator determines when options vest and become exercisable and in its discretion may accelerate the vesting of any outstanding option. Our standard vesting schedule applicable to options granted to employees provides that 20% of the total number of shares subject to the option become vested and exercisable on each of the first, second and third anniversaries of the date of grant and the remaining 40% of the total number of shares subject to the option become vested and exercisable on the fourth anniversary of the date of grant. Options granted to non-employee directors in fiscal 2009 and later vest on the later of one year from the date of grant or on the date of the next annual meeting of stockholders following the date of grant. The means of payment for shares issued upon exercise of an option are specified in each option agreement. The Plan permits payment to be made by cash, check, wire transfer, cancellation of indebtedness, other shares of our stock (with some restrictions), broker assisted same-day sales, in certain circumstances a "net exercise" (delivery of cash or stock for any net appreciation in the shares at the time of exercise over the exercise price) and any other means of consideration permitted by applicable law and the administrator.

Term of Option. The term of an option may be no more than ten years from the date of grant; provided that the term of an incentive stock option may not be more than five years from the date of grant for an optionee who is also a greater than 10% stockholder. No option may be exercised after the expiration of its term. Options currently awarded to employees have a seven-year term.

Stock Appreciation Rights

Stock appreciation rights are rights to receive cash and/or shares of our stock based on the amount by which the exercise date fair market value of a specific number of shares exceeds the grant date fair market value of the exercised portion of the right. The specific terms and conditions applicable to a SAR will be provided in an individual award agreement. The grant or vesting of a SAR may, but need not, be made contingent on the achievement of objectively determinable performance conditions (as described above). To date, we have not granted any SARs under the Plan.

Stock Awards

The Plan permits us to grant a variety of stock awards (including awards having no exercise or purchase price or having an exercise or purchase price that is less than the fair market value of our stock as of the date of grant of the award, such as phantom stock rights). Restricted stock grants are awards of a specific number of shares of our stock. Restricted stock units represent a promise to deliver shares of our stock or an amount of cash or property equal to the value of the underlying shares at a future date. Deferred stock is a grant of shares of our stock that are distributed in the future upon vesting. Performance shares are rights to receive amounts, denominated in cash or shares of our stock, based upon our or a participant's performance during the period between the date of grant and a pre-established future date.

Each stock award is generally evidenced by a stock award agreement between us and the participant. The Plan allows the administrator broad discretion to determine the terms of individual stock awards. Each stock award agreement may contain provisions such as the following: (1) the number and type of shares subject to the stock award, (2) the purchase price of the shares, if any, and the means of payment for the shares, (3) the performance criteria (including the objectively determinable performance conditions (as described above)), if any, and level of achievement versus the criteria that will determine the number of shares granted, issued, retainable and vested, as applicable, (4) the terms, conditions and restrictions on the grant, issuance, vesting and forfeiture of the shares, as applicable, as may be determined from time to time by the administrator, (5) restrictions on the transferability of the stock award and (6) further terms and conditions, in each case not inconsistent with the Plan, as may be determined from time to time by the administrator. Shares may be granted under the Plan as stock awards without requiring the participant to pay us an amount equal to the fair market value of the stock subject to the award as of the award grant date in order to acquire the award shares.

Cash Awards

Cash awards may be granted either alone, in addition to or in tandem with other awards granted under the Plan. A cash award granted under the Plan may be made contingent on the achievement of objectively determinable performance conditions (as described above). A cash award may also contain other terms, conditions or restrictions, such as the following: (1) the target and maximum amount payable to the participant as a cash award, (2) the level of achievement versus the criteria that will determine the amount of the payment, (3) restrictions on the alienation or transfer of the cash award prior to actual payment, (4) forfeiture provisions and (5) further terms and conditions, in each case not inconsistent with the Plan, as may be determined from time to time by the administrator. Nothing in the Plan prevents us from granting cash awards outside of the Plan to any individual. We intend to make cash awards under the Plan that qualify as performance-based compensation under the requirements of Section 162(m) of the Code. We may, and likely will, from time to time grant cash awards not intended to qualify as performance-based compensation outside of the Plan.

U.S. Federal Income Tax Consequences of Awards

THE FOLLOWING IS A GENERAL SUMMARY OF THE TYPICAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ISSUANCE AND EXERCISE OF OPTIONS OR OTHER AWARDS UNDER THE PLAN. IT DOES NOT DESCRIBE STATE OR OTHER TAX CONSEQUENCES OF THE ISSUANCE AND EXERCISE OF OPTIONS OR OTHER AWARDS.

Options. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the excess (if any) of the fair market value of the stock at exercise over the exercise price is treated as an item of income for alternative minimum tax purposes and may subject the optionee to the alternative minimum tax. Alternative minimum tax is an alternative method of calculating the income tax that must be paid each year, which includes certain additional items of income and tax preferences and disallows or limits certain deductions otherwise allowable for regular tax purposes. Alternative minimum tax is payable only to the extent that the alternative minimum tax exceeds "ordinary" federal income tax for the year (computed without regard to certain credits and special taxes).

Upon a disposition of the shares acquired on exercise of an incentive stock option more than two years after grant of the option and one year after exercise of the option, the optionee will recognize long-term capital gain or loss equal to the difference between the sale price and the exercise price. If a disposition occurs before either of the holding periods are satisfied, referred to as a disqualifying disposition, then (1) if the sale price exceeds the exercise price, the optionee will recognize capital gain equal to the excess, if any, of the sale price over the fair market value of the shares on the date of exercise and will recognize ordinary income equal to the difference, if any, between the lesser of the sale price or the fair market value of the shares on the exercise date and the exercise price; or (2) if the sale price is less than the exercise price, the optionee will recognize a capital loss equal to the difference between the exercise price and the sale price. We are not entitled to a federal income tax deduction in connection with incentive stock options, except to the extent that the optionee has taxable ordinary income on a disqualifying disposition (unless limited by Section 162(m) of the Code).

An optionee does not recognize any taxable income when a nonstatutory stock option is granted. Upon the exercise of a nonstatutory option with respect to vested shares, the optionee has taxable ordinary income (and unless limited by Section 162(m), we are entitled to a corresponding deduction) equal to the option spread on the date of exercise. Any taxable income recognized in connection with exercise of a nonstatutory option by an employee of ours is subject to tax withholding. Upon a disposition of stock acquired upon exercise of a nonstatutory option, the optionee recognizes either long-term or short-term capital gain or loss, depending on how long the stock was held, on any difference between the sale price and the exercise price, to the extent not recognized as taxable income on the date of exercise. We may allow nonstatutory options to be transferred subject to conditions and restrictions imposed by the administrator; special tax rules may apply on a transfer.

In the case of both incentive stock options and nonstatutory options, special federal income tax rules apply if our common stock is used to pay all or part of the option exercise price, and different rules than those described above will apply if unvested shares are purchased on exercise of the option.

In September 2005, the IRS issued proposed regulations under Section 409A of the Code, which imposes significant new requirements with respect to nonqualified deferred compensation plans and arrangements. The types of compensatory arrangements affected by this new law are broad and include options to purchase preferred stock. The IRS issued final regulations under Section 409A in April 2007.

Stock Awards. Stock awards will generally be taxed in the same manner as nonstatutory stock options. However, shares issued under a restricted stock award are subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code to the extent the shares will be forfeited in the event that the participant ceases to provide services to us and are nontransferable. If a stock award is subject to a substantial risk of forfeiture, the participant will not recognize ordinary income at the time the award shares are issued. Instead, the participant will recognize ordinary income on the dates when the stock is no longer subject to a substantial risk of forfeiture, or when the stock becomes transferable, if earlier. The participant's ordinary income is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date the stock is no longer subject to forfeiture.

The employee may accelerate his or her recognition of ordinary income, if any, and begin his or her capital gains holding period by timely filing (i.e., within 30 days of the share issuance date) an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date of such issuance, and the capital gain holding period commences on the date of issuance.

The ordinary income on a stock award recognized by an employee will be subject to tax withholding. Unless limited by Section 162(m), we are entitled to deduct the same amount as and at the time the employee recognizes ordinary income.

Cash Awards. Upon receipt of cash, the recipient will have taxable ordinary income, in the year of receipt, equal to the cash received. Any cash received will be subject to tax withholding. Unless limited by Section 162(m) of the Code, we will be entitled to a tax deduction in the amount and at the time the recipient recognizes compensation income.

Accounting Treatment

Based on Accounting Standards Codification 718—Compensation—Stock Compensation, we recognize compensation expense in an amount equal to the fair value on the date of grant of all stock options under the Plan. The total compensation expense is based on the number of option shares multiplied by the grant date fair value of an option. We use the Black-Scholes valuation model to measure fair value of option grants. In addition, we recognize compensation expense for other awards under the Plan. In general, the expense associated with each award is recognized over the requisite service period, generally the vesting period.

Vote Required

The affirmative vote of a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter is required to approve the proposal. Broker "non-votes" have no effect on the outcome of the proposal.

Recommendation of the Board

The Board of Directors unanimously recommends a vote FOR the amendments to our 2006 Equity Incentive Plan.

We are providing our stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC.

We urge stockholders to read our *Compensation Discussion and Analysis* (CD&A) beginning on page 33, which describes in detail how we seek to closely align the interests of our named executive officers with the interests of our stockholders. As described in the CD&A, our compensation programs are designed to:

- pay for performance by tying a substantial majority of an executive's compensation to the attainment of financial and other performance measures that, the Board believes, promote the creation of long-term stockholder value and position the company for long-term success;
- provide the same types of benefits for executives as other employees, with no special or supplemental pension, health or death benefits for executives;
- target total direct compensation at approximately the median among companies with which we compete for executive talent;
- enable us to recover, or "clawback," incentive compensation if there is any material restatement of our financial results, or if an executive is involved in misconduct;
- require our executives to own a significant amount of SAIC stock;
- avoid incentives that encourage unnecessary or excessive risk-taking; and
- compete effectively for talented executives who will contribute to our long-term success.

The Human Resources and Compensation Committee and the Board of Directors believe that these programs and policies are effective in implementing our pay for performance philosophy and achieving its goals. This advisory stockholder vote, commonly known as "Say-on-Pay," gives you, as a stockholder, the opportunity to advise whether or not you approve of our executive compensation program and policies by voting on the following resolution:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and any related material.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers, as described in the CD&A and Executive Compensation sections of this proxy statement in accordance with the compensation disclosure rules of the SEC. The vote is advisory, which means that the vote is not binding on the company, our Board of Directors or the Human Resources and Compensation Committee of the Board of Directors. Our Board values the opinions of our stockholders. To the extent there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, the Human Resources and Compensation Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

Vote Required

The affirmative vote of a majority of the shares present or represented either in person or by proxy and entitled to vote is required to approve this Proposal 4. Broker non-votes are not entitled to vote on this proposal and will not be counted in evaluating the results of the vote. This advisory vote on executive compensation is non-binding on the Board of Directors.

Recommendation of the Board

The Board of Directors unanimously recommends a vote FOR the approval of the compensation of our named executive officers, as disclosed in this proxy statement.

This Compensation Discussion and Analysis provides important information on our executive compensation program and in the executive compensation tables that follow. In this proxy statement, the term "named executive officers" means the executive officers named in the executive compensation tables. In this CD&A, the "Committee" refers to the Human Resources and Compensation Committee of the Board of Directors of SAIC and Science Applications, which is responsible for overseeing the compensation program for all of our executives.

Executive Summary

Our Pay for Performance Philosophy

Our executive compensation program is designed to align the interests of senior management with stockholders by tying a significant majority of their potential compensation to the achievement of performance goals or stock price appreciation through annual incentive bonuses, stock options and performance-based equity awards. Each year the Committee establishes performance targets for the annual incentive program and performance share program that require the achievement of significant financial results. At the end of each year (or three-year performance period), the Committee assesses actual performance against these financial targets. While the Committee believes that financial performance should be the most significant driver of compensation, other factors that drive long-term value for stockholders are also considered as part of our annual cash incentive program, including factors contributing to a top-tier workplace environment, improvements in efficiency and effectiveness, and winning key business opportunities. Ultimately, the amount of compensation awarded to executives is determined based on performance and what the Committee believes is in the best interests of stockholders.

For fiscal 2012, the Committee continued its practice of awarding a significant majority of total target compensation to the named executive officers in the form of performance-based incentive compensation, with only a small portion of the total potential compensation being provided in the form of base salary. Only 17% of total target compensation for our Chief Executive Officer, Mr. Havenstein, was base salary, while the remaining 83% was linked directly to performance. For our other named executive officers, between 74% and 78% of their targeted compensation was tied to performance.

Business Environment, Performance and Impact on Compensation in Fiscal 2012

We generate the vast majority of our revenues from contracts with the U.S. government, particularly the Department of Defense. Accordingly, our business performance is subject to changes in the overall level of U.S. government spending, especially national security and defense spending, and the alignment of our service and product offerings and capabilities with current and future budget priorities of the U.S. government. The U.S. government deficit and budget situation has created increasing pressure on our government customers to hold or reduce spending, which impacted our ability to grow our business in fiscal 2012. In addition, our fiscal 2012 financial results were negatively impacted by significant, non-recurring, loss provisions in the third and fourth quarters relating to the settlement of investigation matters. As a result of these challenges, our financial performance did not meet the targets set by the Committee for our fiscal 2012 annual cash incentive program or for the three-year period ending in fiscal 2012 for our performance share award program, and therefore actual cash incentive payouts were below target and no performance share payouts were made.

We believe that the pay-for-performance alignment of our executive compensation programs is reflected in the compensation program and decisions described in this CD&A, including the following outcomes:

- Our annual cash incentive program paid out well below target for fiscal 2012, with active named executive officers receiving, on average, payouts equal to 64% of target;
- The performance share awards for the performance period ending in fiscal 2012 lapsed with no payout because we did not meet the threshold levels for three-year growth in diluted earnings per share from continuing operations or three-year operating margin growth;
- Options awarded in fiscal 2012 which, on average, comprised approximately 30% of our named executive officers' total reported compensation, will have no realizable value unless our stock price appreciates by at least 34% from the closing price the last day of fiscal 2012; and
- All others options held by our executive officers had no accrued value as of the date of this proxy statement.

Compensation Governance

Other aspects of our compensation program are intended to further align our executives' interest with stockholders. These include:

- total compensation for executives targeted at competitive market median levels;
- stock ownership guidelines that require executive officers to accumulate and hold SAIC shares with a value of at least five times their base salary;

- a "clawback" policy that permits the Committee to recover incentive compensation if there is a material restatement of our financial results for any reason, or if the executive was involved in misconduct;
- an annual compensation risk assessment to identify incentives that could lead to excessive risk-taking;
- no special or supplemental pension, health or death benefits for executives; and
- a "double-trigger" for change in control benefits, meaning that no benefits are paid solely due to a change in control (an executive's employment must be terminated following a change in control to receive benefits).

Stockholder Advisory Vote and Future Modifications to our Compensation Program

At our last annual stockholders' meeting in June 2011, we held a stockholder advisory vote on the compensation of our named executive officers, commonly referred to as a say-on-pay vote. Our stockholders overwhelmingly approved the compensation of our named executive officers, with approximately 94% of stockholder votes cast in favor of our 2011 say-on-pay resolution. As we evaluated our compensation practices throughout fiscal 2012, we were mindful of the support our stockholders expressed for our pay for performance compensation philosophy. As a result, in fiscal 2012, the Committee did not make significant changes to our overall approach to executive compensation, with an emphasis on short- and long-term incentive compensation, targeted at competitive market median levels with a substantial majority of total compensation based on achievement of performance goals designed to deliver value for our stockholders.

While we believe that last year's advisory vote affirms stockholders' support of our approach to executive compensation, the Committee determined that changes to the long-term component of our executive compensation program were appropriate to more effectively incentivize senior management and aid retention of key managers. For fiscal 2013, given the recent uncertainty in the government contracting environment which reduces our ability to develop accurate three year forecasts, we have modified our performance share program for fiscal 2013 to provide for three one-year performance periods rather than a single three-year performance period. As with our prior performance share awards, shares will only be issued at the end of the third year and only to the extent that the performance targets have been achieved. The Committee also decided to add restricted stock units to the mix of long-term incentive awards, replacing a portion of the award value previously granted as stock options, for executives based on market practice and to assist in retention. These awards are subject to a financial performance target which, if achieved at the end of the first year, will then convert to a time-based vesting schedule under which the restricted stock units will vest at the rate of 20% on each of the first through third anniversaries and 40% on the fourth anniversary. The equity compensation mix for fiscal 2013 consists of 50% performance shares, 25% restricted stock units and 25% stock options.

Our stockholders also expressed a preference for an annual advisory vote on executive compensation, in accordance with our Board's recommendation. Accordingly, the Board determined that we will hold an annual advisory stockholder vote on the compensation of our named executive officers until the next say-on-pay frequency vote.

Elements and Objectives of Our Compensation Program

Under the direction of the Committee, we provide the following principal elements of compensation to our executive officers:

Base Salary. Consistent with our philosophy of tying pay to performance, our executives receive a relatively small percentage of their overall compensation in the form of base pay. In order to effectively attract and retain talented executives, we provide a fixed base salary to our executive officers based on their level of responsibility, expertise, skills, knowledge and experience and on competitive peer company data.

Variable Incentive Compensation. We use a combination of cash and equity incentive awards to foster and reward performance in key areas over different timeframes. Our annual cash incentive awards are based upon performance against predetermined goals for the fiscal year, to encourage and reward contributions to our annual financial, operating and strategic objectives. We provide medium- and long-term equity incentive awards to our executive officers to motivate them to stay with us and build stockholder value through their future performance. Because these equity awards are intended to help motivate our executive officers to stay with us and to continue to build *future* stockholder value, the Committee generally does not consider an executive officer's current stock or option holdings in making additional awards.

The following chart summarizes the relevant performance measures and time frames used to assess our variable pay elements for fiscal 2012:


VARIABLE PAY ELEMENT
PERFORMANCE MEASURES
ONE YEAR
THREE YEARS
SEVEN YEARS
Annual Cash Incentive Award
Revenue
Operating Income
Days Working Capital
Employee Retention
Individual Contributions
Performance Share Awards
Internal Revenue Growth
Diluted Earnings Per Share
Stock Options
Stock Price
Short Term – Annual
• Growth and profitability
• Capital Efficiency
• Strategic objectives
Medium Term – 3 Years
• Growth and profitability
Long Term – 7 Years
• Stockholder value creation

Other Benefits. We also provide our executive officers with benefits generally available to other employees, such as participation in our health, benefit and retirement programs. Our executive officers are also entitled to certain benefits if their employment is terminated following a change in control.

Considerations in Determining Direct Compensation

In determining the amounts of direct compensation (salary, annual and long-term incentives) to be awarded to our executive officers, the Committee considers the company's overall performance, the performance of operating units under the executive officer's management, individual performance as measured against performance goals and criteria, and comparative market data for our compensation peer group. The Committee reviews and approves the amounts of direct compensation to be provided to our executive officers for each fiscal year. At the beginning of each fiscal year, the Committee reviews and approves:

- the amount of base salary to be provided for the upcoming year;
- the payout range for the cash incentive awards that may be earned for the year and the performance goals and criteria upon which the amounts of the awards will be determined;
- the payout range for performance share awards that may be earned for the three-year performance period beginning in that fiscal year and the performance goals and criteria upon which the amounts of the awards will be determined; and
- the mix and amount of equity incentive awards to be granted to our executive officers.

In approving payout ranges, the Committee determines a threshold level of performance that must be achieved in order to receive a minimum payout and also establishes a maximum payout amount. Upon completion of each fiscal year, the Committee approves the payment, if any, of cash incentive awards and issuance of performance shares that are based upon the achievement of the predetermined performance goals and criteria for the year or three-year performance period just completed.

Company and Operational Group Performance

Our overall performance (or a combination of company and group performance for executive officers with operational responsibilities) determines 80% of the amount of any cash incentive awards to be paid upon completion of the fiscal year. Amounts are principally determined based upon the company's or group's achievement of financial and operating objectives set at the beginning of the fiscal year, but the Committee retains the discretion to reduce the payouts when appropriate.

Individual Performance

Individual performance is a key factor in setting base salaries, and individual contributions to the achievement of our enterprise goals determine 20% of the amount of any cash incentive awards to be paid upon completion of the fiscal year. For fiscal 2012, one-half of individual performance objectives for the named executive officers were tied to quantitative measures of employee retention improvement. In determining base salaries, the Committee reviews a performance assessment for each of our executive officers, as well as compensation recommendations provided by the Chief Executive Officer and the Executive Vice President for Human Resources. The Committee also considers market data and recommendations provided by its independent compensation consultant. Executive officers do not propose their own compensation. In addition, the Committee considers whether the executive officer has achieved predetermined objectives applicable to his or her organization, his or her individual contributions and other leadership accomplishments. The individual performance goals consist of objectives relating to matters such as employee engagement and development, customer satisfaction and retention, business development in strategic areas and certain other financial and operating goals.

Assessing Chief Executive Officer Performance

In determining compensation for our Chief Executive Officer, the Committee meets in executive session and evaluates his performance based on his achievement of performance objectives that were established and agreed upon at the beginning of the fiscal year. Formal input is received from the independent directors and senior management. The Committee also considers the Chief Executive Officer's leadership contributions towards the company's performance, including financial and operating results, development and achievement of strategic objectives, progress in building capability among the senior management team and corporate governance leadership, as well as market data and recommendations provided by the Committee's independent compensation consultant. The Committee determines the Chief Executive Officer's compensation and then reviews his evaluation and compensation with the Board's independent directors. The Chair of the Board and the Chair of the Committee then present the Committee's evaluation and compensation determination to the Chief Executive Officer. The Chief Executive Officer does not propose his own compensation.

Comparable Market Compensation

The Committee compares the amount of direct compensation we provide to that provided by companies with whom we compete for executive talent with similar roles and responsibilities. To assist with this effort, the Committee asks its independent compensation consulting firm, Frederic W. Cook & Co., to review and benchmark each element of direct compensation (including salary and cash and equity incentives) we provide to our executive officers.

For fiscal 2012, Frederic W. Cook & Co. compared each element of direct compensation we provide to our Chief Executive Officer, Chief Financial Officer and certain other members of senior management against that provided by other publicly-traded engineering, information technology, consulting and defense companies, which we refer to as our "compensation peer group." The compensation peer group for fiscal 2012, which is the same as the peer group for fiscal 2011, consisted of the following companies:

- Accenture, Ltd.
- Automatic Data Processing, Inc.
- Computer Sciences Corporation
- CGI Group, Inc.
- Fiserv, Inc.
- General Dynamics Corporation
- L-3 Communications Holdings, Inc.
- Raytheon Company
- Rockwell Collins, Inc.
- Synnex Corporation
- Unisys Corporation
- URS Corporation

This compensation peer group is periodically reviewed and updated. It consists of companies that we believe have similar revenues and industry focus to ours, as well as companies against which we compete for talent and stockholder investment. The compensation peer group is structured so that no company within the survey has annual revenues greater than three times or less than approximately one-third of ours. For comparison purposes for fiscal 2012, our annual revenues were at approximately the 57th percentile of the revenues of the compensation peer group. For fiscal 2013, the Committee has decided to eliminate Automatic Data Processing, Inc., Fiserv, Inc., and Synnex Corporation from the compensation peer group and to add AECOM Technology Corporation, Exelis Inc., Harris Corporation, Jacobs Engineering Group Inc., KBR, Inc. and Northrop Grumman Corporation. These changes are a result of our periodic assessment to ensure that our compensation peer group remains comprised of similarly situated companies in view of the evolving nature of our business and the competitive landscape.

In addition to the compensation peer group, Frederic W. Cook & Co. also reviewed multiple broad-based third-party surveys and compiled information for the Committee's consideration regarding compensation that other comparably-sized companies provide to their chief executive officer, chief financial officer and other members of senior management. For our Group Presidents, we compare the compensation we provide against compensation received by managers of operating units or subsidiaries of similar size to our groups.

The Committee considers this survey data and analysis when evaluating appropriate levels of direct compensation. To be competitive in the market for our executive-level talent, we generally will:

- target overall compensation for our executive officers at the market median, although the actual cash incentive awards paid will vary based on operating performance and may therefore generate compensation that is higher or lower than the market median; and
- award higher levels of compensation, when appropriate, in recognition of the importance or uniqueness of the role of an executive officer or to address retention concerns.

Compensation Decisions for Fiscal 2012

Compensation Mix

The chart below depicts each principal element of targeted compensation as a percentage of total targeted direct compensation for our named executive officers for fiscal 2012.


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Long Term
Short Term
At Risk
29%
32%
22%
17%
26%
28%
23%
23%
26%
28%
23%
23%
27%
29%
22%
22%
23%
25%
26%
26%
Mr. Havenstein
Mr. Sopp
Mr. Shea
Mr. Craver
Mr. Maffeo
Performance Shares
Options
Annual Cash Incentive
Base Salary

As indicated above, base salary represents a small portion of overall compensation compared to performance-based cash and equity incentive awards. The allocation of a meaningful portion of overall compensation to cash incentive awards demonstrates the Committee's belief that a substantial portion of total compensation should reflect the actual achievement of predetermined individual and company goals. The allocation of a majority of compensation in the form of stock option and performance share awards reflects the principle that a substantial portion of total compensation should be delivered in the form of equity awards in order to align the interests of our executive officers with those of our stockholders. We believe that a combination of performance share awards and stock options provides an appropriate balance of medium and long-term incentives. The various amounts of compensation provided to our named executive officers for fiscal 2012 are set forth in more detail in the tables in this Proxy Statement under the caption "Executive Compensation." The allocation of performance share awards and stock options in the chart above are based on the grant date fair value as disclosed in the Grants of Plan-Based Awards table. The actual value of these awards will be based on future financial performance and our stock price.

Base Salary

In approving the fiscal 2012 base salaries for our named executive officers and other executive officers, the Committee considered its independent consultant's analysis of pay levels among the compensation peer group and survey data which indicated that base salaries for our executive officers were, on average, at approximately competitive median levels, although each executive officer may have a base salary above or below the median of the market. Actual individual salary amounts also reflect the Committee's judgment with respect to each executive officer's responsibility, performance, experience and other factors, including internal equity considerations, the individual's historical compensation and any retention concerns. The Committee reviews executive officers' base salaries annually or at the time of promotion or a substantial change in responsibilities based on the criteria described above. Our Chief Executive Officer, Mr. Havenstein, did not receive an increase in base salary for fiscal 2012. Our other named executive officers received increases in base salary of approximately 2% to 7% over the prior year to reflect individual performance and remain competitive with median levels of compensation at companies with which we compete for talent.

Annual Cash Incentive Awards

We provided cash incentive awards to our executive officers in fiscal 2012, the amounts of which depended upon the achievement of specific financial, operating and individual performance goals approved by the Committee. In the first quarter of fiscal 2012, the Committee approved the threshold, target and maximum bonus amounts for the cash incentive awards and the performance goals and criteria upon which the amounts of the awards would be determined. Following the end of fiscal 2012, the Committee approved the payment of cash incentive awards based upon performance against the predetermined goals and criteria.

Target and Maximum Cash Incentive Awards. For fiscal 2012, the Committee set the target amount of the cash incentive award at 130% of base salary for the Chief Executive Officer and approximately 100% of base salary for all other named executive officers.

The actual amount of the cash incentive award paid was based upon the extent to which performance under each of the criteria met, exceeded or was below target. Award levels were structured to range from 0% to 150% of the target amount for all performance criteria. However, to the extent that performance was less than 80% as measured against our performance goals, no bonus amount would be paid with respect to such performance criteria.

For our named executive officers, the target and maximum bonus amounts for the fiscal 2012 cash incentive awards and the amounts of the awards actually earned by the officers, were as follows:

	Target Award	Maximum Award	Actual Award	Actual Award as a % of Target
Walter P. Havenstein, *Chief Executive Officer*	$1,300,000	$1,950,000	$710,000	55%
Mark W. Sopp, *Chief Financial Officer*	595,000	892,500	340,000	57%
K. Stuart Shea, *Group President*	510,000	765,000	405,000	79%
Joseph W. Craver, III, *Group President*	500,000	750,000	360,000	72%
Vincent A. Maffeo, *General Counsel*	560,000	840,000	330,000	59%

The actual cash incentive awards paid to the named executive officers for fiscal 2012 were below the targeted award amounts because we did not fully achieve the targeted level of performance for all of the goals established by the Committee at the beginning of the year. The targeted achievement levels and actual performance for each of the key measures are described below.

Performance Goals for Cash Incentive Awards. The actual amount of the cash incentive award to be paid upon completion of fiscal 2012 was determined based upon the achievement of financial and other corporate and individual performance goals set at the beginning of the fiscal year. Revenue and operating income were used as financial goals because they most directly align with our growth strategy and we believe they generally are strongly correlated with potential stockholder value. We use average days working capital to measure how efficiently we use our working capital relative to the size of our business and operating units. We believe that individual contributions to our other enterprise goals contribute to the achievement of our financial goals over time and that a 20% weighting for these goals is appropriate to encourage individual efforts in an array of areas that should ultimately lead to improved financial performance for the company. Because the financial goals are considered the most important factors and annual performance is objectively measurable, we weigh these goals more heavily at 80%.

The performance measures, their relative weightings, the targeted achievement levels and actual performance for fiscal 2012 were:

		Weighting	Target	Actual	Award Level [1]
80%	**Revenue**	30%	$11.48 billion	$10.59 billion	84.5%
Financial Goals [1]	**Operating Income** [2]	45%	$ 922 million	$ 311 million	0%
	Average Days Working Capital [3]	25%	47 days	45.8 days	105.6%
20%	**Employee Retention Improvement** [4]	10%	1.8%	0.6%	70%
Other Strategic and Individual Goals	Individual Contributions [5]	10%			

(1) Award amounts for the Chief Executive Officer, Chief Financial Officer, General Counsel and other corporate-level are determined by reference to our consolidated financial information. Award amounts for Group Presidents are determined by reference to both the financial results of their respective Groups and our consolidated financial information, weighted equally, to encourage a balanced focus on group and company-wide goals. Award levels for financial goals range from 60% to 150% of the target payout amount based on corresponding achievement levels from ranging from 80% to 125% for each performance goal, interpolated on a straight-line basis. No award is paid with respect to a performance goal for which the achievement level is below the 80% threshold level.

(2) For Group Presidents, a portion of this weighting is based on Group-level profit before taxes.

(3) Determined by dividing total working capital at quarter-end by average daily sales during the quarter. Goals and payouts are based on the average of quarter-end days working capital for the four fiscal quarters.

(4) Our targeted voluntary employee turnover rate was set at 1.8% lower than the prior year's actual rate, representing a significant targeted improvement (decline) in voluntary employee turnover. The potential award levels ranged from 0% to 150% based on the variance from the target rate, with each 1% increase from the target rate resulting in a 25% decrease in the award level and vice versa. For example, a turnover rate 2% lower (better) than target would result in a maximum payout at the 150% level, a turnover rate 2% higher than target would result in a payout at the 50% level and a turnover rate 4% higher than target would result in no payout for the retention element of the program.

(5) Employee engagement and development, customer satisfaction and retention, business development in strategic areas and certain other financial and operating goals.

Determination of Cash Incentive Award Amounts. Following the end of fiscal 2012, the Committee reviewed financial and individual performance during the year and approved the cash incentive award payments to be made to each of our executive officers, including the named executive officers. In evaluating fiscal 2012 financial performance and employee retention, the Committee reviewed actual performance compared to targeted performance levels and determined that:

- consolidated revenue was below the targeted performance level, but exceeded the threshold performance level (80% of target) required to earn a partial payout with respect to that performance measure;
- consolidated operating income was below the threshold performance level (80% of target) required to earn a payout with respect to that performance measure;
- consolidated average days working capital slightly exceeded the target performance level; and
- voluntary employee turnover improved over the prior year, but was still below the target performance level.

In analyzing individual performance, the Committee reviewed the individual's level of achievement and also considered input from the Chief Executive Officer with respect to the degree of success and the difficulty of achieving the individual performance goals. Ultimately, weighted average scores for such financial and other corporate and individual objectives were determined and applied against the target bonus applicable to such objectives to determine a formula-based bonus amount. This resulted in cash incentive awards for the named executive officers of between 55% and 79% of targeted levels as indicated in the table on page 38 and reported in the Summary Compensation Table.

Long-Term Incentive Awards

The amounts of these awards are determined based on market data and vary based upon an executive officer's position and responsibilities.

Stock Options. Approximately 50% of the targeted total value of equity awards granted to our named executive officers in fiscal 2012 was comprised of stock options. These options vest 20% of the shares at the end of each of the first three years and 40% of the shares at the end of the fourth year and expire at the end of the seventh year. The objective of these awards is to link rewards to the creation of stockholder value over a longer term and aid in employee retention with a vesting schedule weighted toward the end of the option term. We believe that stock options motivate our executives to build stockholder value because they may realize value only if our stock appreciates over the option term.

Performance Share Awards. Approximately 50% of the targeted total value of equity awards granted to our named executive officers in fiscal 2012 was in the form of performance share awards that may result in shares being issued depending on the company's achievement of specific financial performance goals over the three-year performance period covering fiscal year 2012 through fiscal year 2014. The number of shares that will ultimately be issued can range from 0% to 150% of the target number of shares. If cumulative performance over the three-year period is below the threshold level of performance, no shares will be issued. The objective of these awards is to reward targeted financial performance over a three-year period.

Target and Maximum Performance Share Awards. In the first quarter of fiscal 2012, the Committee approved the threshold, target and maximum performance share award amounts, which are set forth in the "Grants of Plan-Based Awards" table on page 45, and approved the performance goals and criteria upon which the actual payout amounts of the awards would be determined. The threshold amounts represented 50% of the value of the target number of shares and the maximum amounts represented 150% of the value of the target number of shares. The actual value of any awards received will depend on the value of SAIC common shares at the time they are earned and issued to participants.

Performance Goals for Performance Share Awards. Performance for the three-year performance period covering fiscal year 2012 through fiscal year 2014 will be measured against two metrics:

- three-year growth in diluted earnings per share from continuing operations, expressed in dollars; and
- internal revenue growth, expressed as a compound annual growth rate over a three-year period.

The number of shares to be issued will be based on performance against separate targets for each measure , and each performance measure is equally weighted. The payout for each performance measure will be determined by the performance level achieved for each measure at the end of the three-year period.

We use diluted earnings per share as a performance metric for our performance share awards because it is a key measure of profitability followed by our stockholders and market analysts and it also reflects share dilution management and non-recurring items. It encourages control of tax expense and includes the dilutive or accretive effect of acquisitions. We use internal revenue growth because it encourages growth of the business without regard to diluted shares outstanding and non-recurring items. We believe that an equal weighting provides an appropriate balance between these measures.

Recently Completed Performance Period (Fiscal 2010–2012)

There were no payouts in fiscal 2012 for the performance share awards covering the three-year performance period from fiscal 2010 through fiscal 2012 because the threshold level of performance was not achieved for either of the two performance measures. The table below outlines the performance measures, threshold and target for the fiscal 2010—2012 performance share awards:

	Threshold	Target	Actual	Payout
Three-year growth diluted earnings per share from continuing operations, expressed as a compound annual growth rate	7%	13%	Below Threshold	None
Three-year operating margin growth, expressed in basis points (bps)	40 bps	60 bps	Below Threshold	None

Other Benefits Provided in Fiscal 2012

In addition to the elements of direct compensation described above, we also provide our executive officers with the following benefits:

Health and Welfare Benefits

Our executive officers are entitled to participate in all health and welfare plans that we generally offer to all of our eligible employees, which provide medical, dental, health, group term life insurance and disability benefits. We believe that these health and welfare benefits are reasonable in scope and amount and are of the kind typically offered by other companies against which we compete for executive talent.

Retirement Benefits

Our executive officers are entitled to participate in the same defined contribution retirement plan that is generally available to all of our eligible employees. We make matching contributions to eligible participants' retirement plan accounts based on a percentage of the first 6% of their "eligible compensation" under applicable rules. The average amount of contributions we made to the retirement plan accounts of our named executive officers in fiscal 2012 was approximately $12,000. The Committee believes that this retirement program permits our executives to save for their retirement in a tax-effective manner.

On February 29, 2012, Walter P. Havenstein retired as our Chief Executive Officer. In connection with his retirement, in recognition of his service to the company and assistance in ensuring a successful transition, the Committee approved the following benefits:

- a lump sum payment equal to his base salary prorated from the retirement date through January 31, 2013;
- a cash incentive award for fiscal 2012 and for fiscal 2013 (prorated based on his term of service during the fiscal year) to be determined based on the achievement of the pre-established performance criteria for the applicable year;
- vesting of the remaining unvested portion of the restricted stock awards and stock option awards granted to him in September 2009 as an inducement to join our company.

Mr. Havenstein's vested options have an exercise price of $17.71 are only exercisable for 90 days following his retirement, and do not have any accrued value as of the date of this proxy statement. In addition, Mr. Havenstein forfeited all other equity or equity-based awards subsequently granted to him that were scheduled to vest after the retirement date. As part of the agreement, Mr. Havenstein agreed to a covenant not to compete and release of claims and reaffirmed his existing confidentiality, compensation disgorgement and non-solicitation obligations.

Deferred Compensation Plans

To provide other tax-deferred means to save for retirement, we maintain certain deferred compensation plans that allow eligible participants to elect to defer all or a portion of any cash or certain equity incentive awards granted to them under our cash incentive or stock plans. We make no contributions to named executive officers' accounts under these plans. In addition, we maintain a deferred compensation plan that allows eligible participants to elect to defer a portion of their eligible salary. We make a matching contribution to participants who have received a reduced company matching contribution in the SAIC Retirement Plan due to the participant's deferral of salary into this plan. Vested deferred balances under the plans will generally be paid upon retirement or termination. These plans are described in more detail under "Nonqualified Deferred Compensation" beginning on page 47.

Perquisites and Personal Benefits

We generally do not provide perquisites and personal benefits to our executive officers that are not otherwise available to other employees. In fiscal 2011, in connection with our hiring of Vincent A. Maffeo as our General Counsel, the Committee approved relocation benefits, not to exceed $625,000, to cover costs incurred by Mr. Maffeo to relocate closer to our corporate headquarters. These benefits include closing costs and commissions relating to the sale and purchase of a home, moving and storage of household goods, temporary living expenses and a gross-up for any additional tax liability in connection with such relocation benefits. Mr. Maffeo used $91,125 of his relocation allowance in fiscal 2012.

Other Policies and Considerations

Assessment of Risks in our Compensation Programs

In fiscal 2012, the Committee directed management to undertake a risk assessment of our compensation programs and asked Frederic W. Cook & Co., the Committee's independent compensation consultant, to review the assessment. In conducting the assessment, we reviewed our pay practices and incentive programs to identify any potential risks inherent in our compensation programs. We also reviewed the risks facing the company and evaluated whether our compensation practices and programs could be expected to increase or help mitigate these risks. The finding of the assessment, with which the Committee concurred, was that our compensation programs are effectively designed to help mitigate excessive risk-taking that could harm our value or reward poor judgment by our executives or other employees. The factors considered in reaching this conclusion include:

- short-term incentive measures are balanced among different financial measures, with targets that are intended to be achievable upon realistic levels of performance;
- significant weighting towards long-term incentive compensation promotes long-term decision making and discourages short-term risk taking;
- maximum payouts are capped at levels that do not reward excessive risk-taking;
- goals are based on company and group performance measures, which mitigates excessive risk-taking within any particular business unit;
- our compensation recoupment policy allows us to recover compensation based on financial results that are subsequently restated or if fraud or intentional misconduct is involved; and
- our stock ownership guidelines encourage a long-term perspective.

Equity Award Grant Practices

The Committee is responsible for the administration of our equity incentive plans. In advance of each fiscal year, the Committee predetermines the dates on which equity awards will be granted during the following fiscal year to new and existing employees, including our executive officers. These grant dates are selected to occur after the dates we anticipate releasing our annual and quarterly financial results. We generally grant equity incentive awards to our directors, executive officers and all other eligible employees on an annual basis shortly after we announce our financial results for the recently completed fiscal year. In addition to these annual grants, the Committee predetermines four quarterly dates on which any additional equity incentive awards may be made to eligible executive officers or other employees in connection with a new hire, for retention purposes or otherwise. The equity award grant dates for fiscal 2012 were fixed by the Committee in December 2010 and the grant dates for fiscal 2013 were fixed by the Committee in December 2011. The Committee approves all equity awards made to our directors and executive officers.

The exercise price of any option grant is determined by reference to the fair market value of the shares on the grant date, which our 2006 Equity Incentive Plan defines as the closing sales price of our common stock on the NYSE on the previous trading day.

Stock Ownership Guidelines and Policies

We encourage our employees to own our stock so that they are motivated to maximize our long-term performance and stock value. Under stock ownership guidelines we have established, our named executive officers are required to accumulate and maintain stockholdings in an amount of our stock with a value at least equal to five times their base salary. Because they must hold all SAIC shares acquired under our equity incentive programs until they meet this ownership requirement, which we expect will take several years, we do not have specific time-based holding periods following the exercise of stock options or vesting of other equity awards. In addition to these ownership guidelines, we have also established policies for our executive officers that prohibit certain short-term or speculative transactions in our securities that we believe carry a greater risk of liability for insider trading violations and also create an appearance of impropriety. For example, with respect to our securities, our executive officers are not permitted to engage in any short sales or any trading in puts, calls or other derivatives on an exchange or other organized market. In addition, our executive officers are required to obtain preclearance from our General Counsel for all transactions in our securities.

Compensation Recoupment Policy

Under our compensation recoupment policy, the Committee may require members of senior management to return incentive compensation if there is a material restatement of the financial results upon which the incentive compensation was originally based. If the Committee determines that recovery is appropriate, the company will seek repayment of the difference between the incentive compensation paid and the incentive compensation that would have been paid, if any, based on the restated financial results.

The policy also provides for recovery of incentive compensation from any employee involved in fraud or intentional misconduct, whether or not it results in a restatement of our financial results. In such a situation, the Committee would exercise its business judgment to determine what action it believes is appropriate under the circumstances.

We may seek to recover the applicable amount of compensation from incentive compensation paid or awarded after the adoption of the policy, from future payments of incentive compensation, cancellation of outstanding equity awards and reduction in or cancellation of future equity awards. In cases of fraud or misconduct, we may also seek recovery from incentive compensation paid or awarded prior to the adoption of the policy.

Post-Employment Benefits

We do not maintain a defined benefit or other supplemental retirement plan that would entitle our executive officers to receive company-funded payments if they leave the company.

Upon certain terminations of employment, including death, disability, retirement or a change in control, our named executive officers may be eligible for continued vesting of equity awards on the normal schedule or accelerated vesting in full or on a pro rata basis, depending on the nature of event and the type of the award. The purpose of these provisions is to protect previously earned or granted awards by making them available following the specified event. Because these termination provisions are contained in our standard award agreements for all recipients and relate to previously granted or earned awards, we do not consider these potential termination benefits as a separate item in compensation decisions for our named executive officers. Our long-term incentive plans do not provide for additional benefits or tax gross-ups. For more information about potential post-employment benefits, see "Executive Compensation—Potential Payments Upon Termination or a Change in Control" beginning on page 48.

Potential Change in Control and Severance Benefits

We maintain severance protection agreements with our executive officers that would provide them with payments and benefits if their employment is involuntarily terminated following an acquisition of our company as further described in this Proxy Statement under "Executive Compensation—Potential Payment Upon a Change in Control." We believe that these agreements provide an important benefit to us by helping alleviate any concern the executive officers might have during a potential change in control of our company and permitting them to focus their attention on our business. In addition, we believe that these agreements are an important recruiting and retention tool, as many of the companies with which we compete for talent have similar arrangements in place for their senior management.

These severance protection agreements renew for successive one-year terms each year, unless either the Committee or an executive officer to which the agreement applies decides not to extend the term of the agreement before October 31st of the prior year. This annual term permits the Committee to regularly review the amount of benefits that would be provided to our executive officers in connection with a change in control and to consider whether to continue providing such benefits.

Tax Deductibility of Executive Compensation

We generally attempt to provide compensation that is structured to maximize favorable tax benefits for us. Section 162(m) of the Internal Revenue Code generally limits the deductibility of certain compensation in excess of $1,000,000 paid in any one year to the Chief Executive Officer and the three other most highly compensated named executive officers (other than our Chief Financial Officer). Qualified performance-based compensation will not be subject to this deduction limit if certain requirements are met.

The Committee periodically reviews and considers the deductibility of executive compensation under Section 162(m) in designing and implementing our compensation programs and arrangements. As indicated above, at least 90% of our target cash incentive awards and all of our performance share award payouts are determined based upon the achievement of certain predetermined financial performance goals under a stockholder-approved plan, which is intended to permit us to deduct such amounts pursuant to Section 162(m).

While we will continue to monitor our compensation programs in light of Section 162(m), the Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of our company and our stockholders. As a result, the Committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best interests of our company and our stockholders.

Human Resources and Compensation Committee Report

The Human Resources and Compensation Committee has reviewed and discussed with our management the Compensation Discussion and Analysis included in this Proxy Statement. Based upon this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

France A. Córdova
Miriam E. John
Harry M.J. Kraemer, Jr.
Edward J. Sanderson, Jr. (Chair)

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers for service to SAIC and its subsidiaries, including Science Applications, during fiscal 2012 and, if applicable, fiscal 2011 and 2010, whether or not such amounts were paid in such year:

Name and principal position	Year (1)	Salary ($) (2)	Stock awards ($) (3)	Option awards ($) (3)	Non-equity incentive plan compensation ($) (4)	All other compensation ($) (5)	Total ($)
Walter P. Havenstein (6)	2012	1,000,000	1,750,000	1,870,208	710,000	14,847	5,345,055
Former Chief Executive Officer	2011	1,000,000	1,693,607	1,381,683	1,077,750	—	5,153,040
	2010	346,154	4,981,789	1,475,867	1,250,000	—	8,053,810
Mark W. Sopp	2012	604,321	700,000	748,081	340,000	16,030	2,408,432
Executive Vice President and Chief	2011	566,923	609,700	497,405	520,000	14,792	2,208,820
Financial Officer	2010	547,115	600,000	533,315	560,000	13,605	2,254,035
K. Stuart Shea (7)	2012	537,721	600,000	641,216	405,000	14,769	2,198,706
Group President	2011	505,997	508,089	414,505	428,000	15,190	1,871,781
	2010	484,473	500,000	444,110	504,000	15,851	1,948,434
Joseph W. Craver, III	2012	507,327	600,000	641,216	360,000	125	2,108,668
Group President	2011	483,758	508,089	414,505	405,000	—	1,811,352
	2010	455,192	500,000	444,110	500,000	—	1,899,302
Vincent A. Maffeo (8)	2012	558,461	500,000	534,347	330,000	108,912	2,031,720
General Counsel	2011	349,038	500,008	500,003	500,000	74,566	1,923,615

(1) Compensation is provided only for fiscal years for which each individual qualified as a named executive officer.

(2) This column includes amounts paid in lieu of accrued and unused comprehensive leave time.

(3) These columns reflect the grant date fair value computed in accordance with stock-based compensation accounting rules (FASB ASC Topic 718). Values for awards subject to performance conditions are computed based upon the probable outcome of the performance conditions as of the grant date of the award. All of the awards shown in the "Stock awards" column in the above table are subject to performance conditions. Assuming the highest level of the performance conditions is achieved, the value of the 2012 awards in the "Stock Awards" column as of the grant date would be as follows: Mr. Havenstein, $2,625,000; Mr. Sopp, $1,050,000; Mr. Shea and Mr. Craver, $900,000 each; and Mr. Maffeo, $750,000. The awards shown in the "Option awards" column are not subject to performance conditions. For more information regarding our application of FASB ASC Topic 718, including the assumptions used in the calculations of these amounts, please refer to Note 10 of Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K filed with the SEC on March 27, 2012.

(4) Amounts shown in this column represent the actual amounts paid to the named executive officers under our cash incentive award program for performance in fiscal 2012. The threshold, target and maximum payouts are shown in the "Grants of Plan-Based Awards" table under the column headed "Estimated future payouts under non-equity incentive plan awards."

(5) Amounts shown in this column primarily represent matching contributions that we made on behalf of our named executive officers in the SAIC Retirement Plan. Amounts for Mr. Maffeo also include payments or reimbursements for relocation costs of $57,342 and $37,365, in fiscal 2012 and 2011, respectively, and payments or reimbursements for taxes on imputed income associated with the relocation benefits of $33,783 and $23,003, in fiscal 2012 and 2011, respectively.

(6) Mr. Havenstein joined SAIC as Chief Executive Officer on September 21, 2009 and retired on February 29, 2012. As an inducement to join SAIC as our Chief Executive Officer, we agreed to issue equity awards to Mr. Havenstein comprised of stock options, performance share awards and restricted stock having an aggregate value equivalent to the value of the equity awards of his former employer that he forfeited as a result of joining SAIC. The aggregate replacement value was determined to be $6.46 million, which is reflected in the "stock awards" and "option awards" columns for fiscal 2010.

(7) Mr. Shea became our Chief Operating Officer in March 2012. He served as Group President during each fiscal year included in the Summary Compensation Table.

(8) Mr. Maffeo joined SAIC as General Counsel on June 7, 2010 and therefore the amount in the "Salary" column reflects a partial year of service in fiscal 2011.

Grants of Plan-Based Awards

The following table sets forth information regarding the cash and equity incentive awards made to our named executive officers in fiscal 2012 pursuant to our 2006 Equity Incentive Plan, including any portion of such awards deferred into our Key Executive Stock Deferral Plan and Keystaff Deferral Plan:

				Estimated future payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2)			All other option awards; number of securities underlying options (3)	Exercise or base price of option awards (4)	Closing market price on date of grant	Grant date fair value of stock and option awards (5)
Name	Award type	Grant date	Approval date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($/share)		($)
Mr. Havenstein	Cash	4/1/11	3/24/11	767,000	1,300,000	1,950,000	–	–	–	–	–	–	–
	Options	4/1/11	3/24/11	–	–	–	–	–	–	440,806	16.92	17.25	1,870,208
	PSA	4/1/11	3/24/11	–	–	–	51,714	103,428	155,142	–	–	–	1,750,000
Mr. Sopp	Cash	4/1/11	3/24/11	351,050	595,000	892,500	–	–	–	–	–	–	–
	Options	4/1/11	3/24/11	–	–	–	–	–	–	176,322	16.92	17.25	748,081
	PSA	4/1/11	3/24/11	–	–	–	20,686	41,372	62,058	–	–	–	700,000
Mr. Shea	Cash	4/1/11	3/24/11	300,900	510,000	765,000	–	–	–	–	–	–	–
	Options	4/1/11	3/24/11	–	–	–	–	–	–	151,134	16.92	17.25	641,216
	PSA	4/1/11	3/24/11	–	–	–	17,731	35,461	53,192	–	–	–	600,000
Mr. Craver	Cash	4/1/11	3/24/11	295,000	500,000	750,000	–	–	–	–	–	–	–
	Options	4/1/11	3/24/11	–	–	–	–	–	–	151,134	16.92	17.25	641,216
	PSA	4/1/11	3/24/11	–	–	–	17,731	35,461	53,192	–	–	–	600,000
Mr. Maffeo	Cash	4/1/11	3/24/11	330,400	560,000	840,000	–	–	–	–	–	–	–
	Options	4/1/11	3/24/11	–	–	–	–	–	–	125,945	16.92	17.25	534,347
	PSA	4/1/11	3/24/11	–	–	–	14,776	29,551	44,327	–	–	–	500,000

(1) Amounts in these columns represent the threshold, target and maximum payout amounts of cash incentive awards with actual payouts based upon the achievement of pre-established levels of performance during fiscal 2012, as discussed in our CD&A beginning on page 33. The target payout amounts for the cash incentive awards were 130% of base salary for the Chief Executive Officer and approximately 100% of base salary for each other named executive officer. The threshold payout amounts represented approximately 59% of the target amounts and the maximum payout amounts represented 150% of the target amount. The actual amounts that were paid to our named executive officers with respect to fiscal 2012 are set forth in the table entitled "Summary Compensation Table" under the column headed "Non-equity incentive plan compensation."

(2) Amounts in these columns represent the threshold, target and maximum payout amounts of performance share awards (PSA) granted in fiscal 2012 that may result in shares being issued at the end of a three-year performance period based upon the company's achievement of pre-established levels of performance over the three-year performance period covering fiscal year 2012 through fiscal year 2014, as discussed in our CD&A beginning on page 33. The number of shares that will ultimately be issued can range from 0% to 150% of the target number of shares. If cumulative performance over the three-year period is below the threshold level of performance, no shares will be issued. The target grant date value payout amounts for the performance share awards were between 90% and 120% of base salary, except for Mr. Havenstein, whose target payout amount was 175% of base salary. The target number of shares underlying these awards was based on a value of $16.92 per share, the closing sales price of our common stock on the NYSE on the trading day before the grant date. The threshold grant date value payout amounts represented 50% of the target amounts and the maximum payout amounts represented 150% of the target amounts.

(3) Amounts in this column represent the number of shares of common stock underlying options issued in fiscal 2012. All such options vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

(4) Our equity plan defines "fair market value" as the closing sales price of our common stock on the NYSE on the trading day before the grant date which is the exercise price.

(5) Amounts represent the grant date fair value determined in accordance with FASB ASC Topic 718. These amounts do not reflect the value actually realized by the recipient and do not reflect changes in our stock price after the date of grant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding option, restricted stock and performance share awards issued pursuant to our 2006 Equity Incentive Plan that were held by our named executive officers at the end of fiscal 2012, including awards previously deferred under our Key Executive Stock Deferral Plan:

	Option awards (1)				Stock awards					
						Number of shares of stock or units that have not vested				
Name	Number of securities underlying unexercised options (exercisable)	Number of securities underlying unexercised options (unexercisable)	Option exercise price ($)	Option expiration date	Grant Date	Restricted Stock (2)	Restricted Stock Units (3)	Market value of shares of stock or units that have not vested ($) (4)	Equity incentive plan awards; number of unearned shares, units or other rights that have not vested (#) (5)	Equity incentive plan awards; market or payout value of unearned shares, units or other rights that have not vested ($) (4)
Mr. Havenstein	122,955	184,434	17.71	9/20/14	9/21/09	—	84,322	1,084,381	—	—
	69,513	278,054	17.42	4/01/15	9/21/09	—	37,877	487,098	—	—
	—	440,806	16.92	3/31/18	4/02/10	—	—	—	48,611	625,137
	—	—	—	—	4/01/11	—	—	—	51,714	665,042
Mr. Sopp	155,000	—	17.61	3/28/12	4/04/08	—	10,251	131,828	—	—
	90,000	60,000	18.73	4/03/13	4/02/10	—	—	—	17,500	225,050
	44,480	66,720	18.46	4/02/14	4/01/11	—	—	—	20,686	266,022
	25,024	100,100	17.42	4/01/15	—	—	—	—	—	—
	—	176,322	16.92	3/31/18	—	—	—	—	—	—
Mr. Shea	25,208	—	17.61	3/28/12	4/04/08	5,606	1,869	96,129	—	—
	89,792	—	20.12	12/19/12	4/02/10	—	—	—	14,584	187,550
	64,800	43,200	18.73	4/03/13	4/01/11	—	—	—	17,731	228,014
	37,040	55,560	18.46	4/02/14	—	—	—	—	—	—
	20,854	83,416	17.42	4/01/15	—	—	—	—	—	—
	—	151,134	16.92	3/31/18	—	—	—	—	—	—
Mr. Craver	50,000	—	17.61	3/28/12	4/04/08	7,475	—	96,129	—	—
	65,000	—	18.00	6/18/12	4/02/10	—	—	—	14,584	187,550
	64,800	43,200	18.73	4/03/13	4/01/11	—	—	—	17,731	228,014
	37,040	55,560	18.46	4/02/14	—	—	—	—	—	—
	20,854	83,416	17.42	4/01/15	—	—	—	—	—	—
	—	151,134	16.92	3/31/18	—	—	—	—	—	—
Mr. Maffeo	24,926	99,707	18.09	6/17/15	6/18/10	—	—	—	13,820	177,725
	—	125,945	16.92	3/31/18	4/01/11	—	—	—	14,776	190,013

(1) Information in these columns relates to options to purchase shares of common stock held by our named executive officers at the end of fiscal 2012. Options expiring before 2018 were granted five years prior to their respective expiration dates. Options expiring in 2018 were granted seven years prior to their respective expiration dates. All options and vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

(2) Information in this column relates to shares of our common stock underlying restricted stock awards held by our named executive officers at the end of fiscal 2012. All restricted stock awards vest as to 20%, 20%, 20% and 40% of the shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

(3) Information in this column relates to restricted stock units held by our named executive officers at the end of fiscal 2012 in our Key Executive Stock Deferral Plan. All restricted stock units vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively, except that the remaining balance of Mr. Havenstein's unvested restricted stock units will vest on his retirement date. Any restricted stock awards previously deferred by our named executive officers are also reflected in the table under the caption "Nonqualified Deferred Compensation" below.

(4) The market value is based upon $12.86 per share, the closing sales price of our common stock on the NYSE on January 31, 2012.

(5) Amounts in this column represent the number of shares that would be issued upon achieving the threshold level of performance for the applicable three-year performance period.

Option Exercises and Stock Vested

The following table sets forth information regarding shares of common stock acquired by our named executive officers during fiscal 2012 upon the exercise of stock options and vesting of restricted stock awards:

	Option awards		Stock awards		
			Number of shares acquired on vesting		
Name	Number of shares acquired on exercise	Value realized on exercise ($)	Restricted stock (1)	Restricted stock units (2)	Value realized on vesting ($)
Mr. Havenstein	—	—	—	37,888	474,736
Mr. Sopp	—	—	9,086	5,126	242,317
Mr. Shea	—	—	7,536	2,512	154,164
Mr. Craver	—	—	10,492	—	177,579
Mr. Maffeo	—	—	—	—	—

(1) Information in this column relates to shares of our common stock underlying stock awards in which our named executive officers vested in fiscal 2012. All restricted stock awards vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively.

(2) Information in this column relates to restricted stock units held in our Key Executive Stock Deferral Plan in which our named executive officers vested in fiscal 2012. All restricted stock units, other than Mr. Havenstein's, vest as to 20%, 20%, 20% and 40% of the underlying shares on the first, second, third and fourth year anniversaries of the date of grant, respectively. Any restricted stock awards previously deferred by our named executive officers are reflected in the table under the caption "Nonqualified Deferred Compensation" below.

Nonqualified Deferred Compensation

We provided benefits to our named executive officers during fiscal 2012 under the following nonqualified deferred compensation plans, which are summarized below:

The SAIC Keystaff Deferral Plan allows eligible participants to elect to defer all or a portion of any cash or vested equity incentive awards granted to them under our cash incentive or stock incentive plans. We make no contributions to participants' accounts under the Keystaff Deferral Plan, although participant deferrals, which are reflected in dollars, earn interest during the deferral period. Distributions under the Keystaff Deferral Plan are then made to participants in cash. Deferred balances under this plan will generally be paid upon retirement or termination.

The SAIC Key Executive Stock Deferral Plan allows eligible participants to elect to defer all or a portion of their cash or certain equity incentive awards granted to them under our cash incentive or stock incentive plans. Participant deferrals generally correspond to stock units of our common stock. Shares equivalent to deferrals may be deposited to a rabbi trust to fund benefits for participants. We make no contributions to participants' accounts under the Key Executive Stock Deferral Plan. Distributions under the Key Executive Stock Deferral Plan are then made to participants in shares of common stock corresponding to the number of vested stock units held for the participant. Vested deferred balances under this plan will generally be paid upon retirement or termination.

The SAIC 401(k) Excess Deferral Plan (Excess Plan) is a pre-tax savings plan that allows eligible participants to defer up to 20% of their eligible compensation. Salary deferrals into the Excess Plan do not start until after an eligible participant has met the annual IRS contribution limit for the SAIC Retirement Plan. Bonuses are not eligible for deferral to the Excess Plan. If applicable, we will make a matching contribution to participants who have received a reduced company contribution in the SAIC Retirement Plan due to the participant's deferral of salary into the Excess Plan. The investment options in the Excess Plan are similar to those in the SAIC Retirement Plan but do not include the SAIC Stock Funds. Vested deferred balances under this plan will generally be paid following separation from service.

The following table sets forth information regarding deferrals under and aggregate earnings and withdrawals in fiscal 2012 through our nonqualified deferred compensation plans:

Name	Plan	Executive contributions in fiscal 2012 ($) (1)	Aggregate earnings in fiscal 2012 ($) (2)	Aggregate withdrawals/ distributions in fiscal 2012	Aggregate balance at fiscal year-end ($) (3)
Mr. Havenstein	Keystaff Deferral Plan	516,308	45,282	—	1,182,357
	Key Executive Stock Deferral Plan	538,875	(996,856)	—	3,416,773
Mr. Sopp	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	—	(112,183)	—	388,861
Mr. Shea	Keystaff Deferral Plan	21,207	3,856	—	94,896
	Key Executive Stock Deferral Plan	—	(48,529)	—	168,222
Mr. Craver	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	—	—	—	—
Mr. Maffeo	Keystaff Deferral Plan	—	—	—	—
	Key Executive Stock Deferral Plan	—	—	—	—
	Excess Plan	40,923	1,201	—	42,124

(1) Amounts in this column represent deferred cash awards. These amounts are also included as compensation in the "Summary Compensation Table."

(2) With respect to the Keystaff Deferral Plan, amounts in this column represent interest earned during fiscal 2012 on cash previously deferred based on the Moody's Seasoned Corporate Bond Rate minus 1% (4.44% in calendar 2011 and 3.36% in calendar 2012).

With respect to the Key Executive Stock Deferral Plan, amounts in this column represent the aggregate increases or (decreases) in value of stock units corresponding to shares of our common stock during fiscal 2012. The market value of the shares is based upon $12.86 per share, the closing sales price of our common stock on the NYSE on January 31, 2012.

With respect to the Excess Plan, amounts in this column represent aggregate returns of the diverse investment options available to eligible participants based on individual participant investment elections. There were no company matching contributions made to the named executive officers' accounts.

(3) Amounts in this column represent the value of the holders' accounts at the end of fiscal 2012. With respect to the Key Executive Stock Deferral Plan, the amounts represent the value of stock units corresponding to shares of common stock held by the named executive officers based on $12.86 per share, the closing sales price of our common stock on the NYSE on January 31, 2012. All amounts in this column for Mr. Havenstein and Mr. Sopp were reported as compensation in the "Summary Compensation Table" for prior years and, for Mr. Shea, $80,280 was reported as compensation in prior fiscal years. With respect to our Key Executive Stock Deferral Plan, our named executive officers held the following number of stock units at the end of fiscal 2012: (a) Mr. Havenstein, 265,690; (b) Mr. Sopp, 30,238 and (c) Mr. Shea, 13,081.

Potential Payments Upon Termination or a Change in Control

We are not obligated to offer any kind of severance benefits to our named executive officers solely upon termination of employment, except that if we terminate Mr. Maffeo's employment without cause before June 7, 2012 he will be entitled, up until that date, to a continuation of base salary, target short-term cash incentives and the same health, life and disability insurance benefits available generally to salaried employees, but only if he releases us of any claims and agrees to abide by non-compete and non-solicitation covenants. The Human Resources and Compensation Committee approved these severance benefits for this limited period, after considering the potential costs, as an inducement for Mr. Maffeo to join the company.

We have entered into the following agreements and arrangements with our named executive officers that would provide them with certain payments and benefits, which are described below, if we are subject to a change in control:

- ***Severance Protection Agreements.*** We have entered into severance protection agreements with each of our executive officers, including each of the named executive officers, which provide that if the executive officer is involuntarily terminated without cause or resigns for good reason within a 24-month period following a change in control, he or she will be entitled to receive all accrued salary and a pro rata bonus for the year of termination, plus a single lump sum payment equal to two-and-one-half times the executive officer's then current salary and bonus amount. The executive officer will also receive such life insurance, disability, medical, dental and hospitalization benefits as are provided to other similarly situated executive officers who continue to be employed for the 30 months following termination and up to 12 months of outplacement counseling. In order to receive the lump sum payment and the 30 months of continued benefits, the executive officer is required to execute a written release of claims. The executive officer is not entitled to receive a "gross up" payment to account for any excise tax that might be payable under the Internal Revenue Code, and the amount of the payments may be reduced by us to the extent necessary to avoid an excise tax.

- ***Stock Incentive and Deferred Compensation Plans.*** Under the terms of our stock incentive and deferred compensation plans, all unvested stock, options and deferred compensation awards held by all participants under those plans, including our named executive officers, are subject to accelerated vesting upon the occurrence of a change in control under certain circumstances. Outstanding stock options, stock awards and stock units issued to the named executive officers under our Key Executive Stock Deferral Plan, generally become fully vested upon the occurrence of a change in control. Our 2006 Equity Incentive Plan generally provides that vesting will accelerate if the holder is involuntarily terminated or terminates his employment for good reason within 18 months following a change in control. For performance share awards issued under our 2006 Equity Incentive Plan, shares would be paid out on an immediate pro rata basis based on the percentage of the performance period completed at the time of the change in control. If more than 50 percent of the performance period is completed, the prorated number of shares that would vest is based on company performance up to the date of change in control. If less than 50 percent of the performance period is completed, a prorated target number of shares would vest based on the time elapsed during the performance period.

The following table sets forth our estimates regarding the potential value of any cash payments and benefits and accelerated vesting of equity awards to be received by the named executive officers under the foregoing agreements and plans, assuming that a change in control occurred on the last business day of fiscal 2012:

	Severance protection benefits				Accelerated equity awards			Total	
Name	Salary and Bonus (1)	Pro rata bonus (2)	Life insurance, healthcare (3)	Outplacement services (4)	Restricted stock and restricted stock units (5)	Option awards (6)	Performance Share Awards (7)	Applicable scale-back (8)	Total gross severance benefits and equity awards (9)
Mr. Havenstein	$5,750,000	$1,300,000	$118,182	$15,000	$1,571,543	—	$442,963	—	$9,197,688
Mr. Sopp	2,975,000	595,000	82,912	15,000	131,830	—	177,185	(204,190)	3,772,737
Mr. Craver	2,500,000	500,000	106,809	15,000	96,129	—	151,877	—	3,369,815
Mr. Shea	2,550,000	510,000	108,151	15,000	96,126	—	151,877	(647,558)	2,783,596
Mr. Maffeo	2,800,000	560,000	154,496	15,000	—	—	126,555	—	3,656,051

(1) Amounts in this column represent a single lump sum equal to two-and-one-half times the sum of (a) the named executive officer's fiscal 2012 salary and (b) the amount of his or her target bonus for fiscal 2012. This amount of the bonus calculated under subsection (b) is referred to as the "Bonus Amount."

(2) Amounts in this column represent a pro rata portion of the Bonus Amount to which the named executive officer would be entitled depending on the number of days that had elapsed in the fiscal year in which he or she is terminated. Because we are required to present all information in this table assuming that the named executive officer is terminated on the last business day of fiscal 2012, the amount of the pro rata Bonus Amount in this column represents the full amount of the executive officers' respective Bonus Amounts. In addition to the amounts set forth in the column, our named executive officers would also be entitled to be paid for any unused comprehensive leave time they had accrued.

(3) Amounts in this column represent the estimated value to the named executive officer of life insurance, disability, medical, dental and hospitalization benefits to be received for 30 months following termination.

(4) Amounts in this column represent the estimated value to the named executive officer of the outplacement counseling services to be provided for 12 months following termination.

(5) Amounts in this column represent the value of accelerated vesting at the end of fiscal 2012 of (a) shares of restricted stock issued pursuant to the 2006 Equity Incentive Plan, and (b) restricted stock units in our Key Executive Stock Deferral Plan. For more information regarding the number of shares of unvested stock and stock units held by each of the named executive officers, see the table under the caption "Outstanding Equity Awards at Fiscal Year-End."

(6) Amounts in this column represent the value of accelerated vesting of unvested options to purchase shares of common stock issued pursuant to the 2006 Equity Incentive Plan that were held by the named executive officer at the end of fiscal 2012. The exercise price of all unvested options held by the named executive officers exceeded the closing sales price of our common stock on the NYSE. For more information regarding the number of shares underlying unvested options held by each of the named executive officers, see the table under the caption "Outstanding Equity Awards at Fiscal Year-End."

(7) Amounts in this column represent the value of a pro-rated number of shares underlying outstanding performance share awards issued under our 2006 Equity Incentive Plan-based on (a) the target number of shares for the 2012-2014 performance period

as stated in the "Estimated future payouts under equity incentive plan awards" column of the "Grants of Plan-Based Awards" table and the actual shares earned through January 31, 2012 for the 2011-2013 performance period, (b) the time elapsed during the performance period as of the last business day of fiscal 2012 and (c) a market value based on $12.86 per share, the closing sales price of our common stock on the NYSE on January 31, 2012.

(8) Represents amount of gross severance payments to be reduced to avoid excise taxes which may be payable pursuant to Section 280G and 4999 of the Internal Revenue Code.

(9) Amounts in this column represent the gross amount of change in control benefits to be received by the named executive officer, without reflecting any federal and/or state income taxes payable with respect to such amounts.

Treatment of Equity Awards Upon Termination

With respect to outstanding equity awards, our executive officers are generally treated in the same way as all other employee award recipients if their employment is terminated due to death, disability, retirement or voluntary departure.

In the case of death or disability, restricted stock awards and options will vest immediately and options would remain exercisable for a period of time, depending on the nature of the event and the plan under which the awards were issued. Under our performance share award program, shares would be paid out on a pro rata basis promptly upon death and at the end of the three-year performance period in case of disability.

Under our continued vesting program, employees who retire, including our executive officers, may continue holding and vesting in their stock options if they have held such options for at least 12 months prior to retirement and they retire (i) after age 59 ½ with at least ten years of service or (ii) after age 59 ½ when age at termination plus years of service equals at least 70. Our executive officers who retire after reaching the applicable mandatory retirement age, however, will be allowed to continue to vest in such options without regard to the 12 month holding requirement. When an individual becomes eligible for continued vesting under this program, all unvested shares of restricted stock becomes fully vested as of such eligibility date. Retirees meeting these qualifications who hold performance share awards will receive a pro rata number of shares after the end of the applicable three-year performance period, based on actual company performance over the full period. We have the right to terminate continued vesting if a retiree violates confidentiality, non-solicitation or similar obligations to us.

In any other case, if the employment of an equity award recipient, including an executive officer, is terminated for any reason, all unvested restricted stock, options and performance share awards are forfeited. Vested options remain exercisable for 90 days or until the option expiration date, if earlier.

PROPOSAL 5—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending January 31, 2013. During the fiscal year ended January 31, 2012, Deloitte & Touche LLP served as our independent registered public accounting firm and also provided certain tax and other audit-related services as set forth under the caption "Audit Matters" below. Representatives of Deloitte & Touche LLP will be at the annual meeting to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so.

Stockholders are not required to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm. However, we are submitting the appointment for ratification as a matter of good corporate practice. If stockholders fail to ratify the appointment, the Audit Committee will consider whether or not to retain Deloitte & Touche LLP. Even if the appointment is ratified, the Audit Committee may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our stockholders' best interests.

Vote Required

The affirmative vote of the holders of a majority of the voting power of common stock, present or represented and entitled to vote at the annual meeting is required to approve the proposal. Abstentions have the effect of a vote against the proposal, and broker "non-votes" have no effect on the outcome of the proposal. Shares of common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. In the absence of specific instructions, properly executed, timely received and unrevoked proxies will be voted "*for*" the proposal.

Recommendation of the Board

The Board of Directors unanimously recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2013.

Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021, the owner of no less than 500 shares of common stock, intends to submit the following proposal for consideration at the 2012 annual meeting:

> RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Supporting Statement of Stockholder

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive.

The Corporate Library, an independent investment research firm, said our Named Executive officers continued to receive annual options that simply vested over time. Equity pay should have performance-vesting features in order to assure full alignment with shareholder interests. Market-priced stock options can provide lucrative financial rewards due to a rising market alone, regardless of an executive's performance.

In addition, 20% of annual incentive pay consisted of the subjective evaluation of non-financial goals. Discretionary elements can undermine the credibility and effectiveness of an incentive pay plan. Despite being Chief Executive Officer for only two years, Kenneth Dahlberg was potentially entitled to $11 million if there was a change in control. This was not in the interests of shareholders.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive.

Shareholder Action by Written Consent—Yes on 6.

Statement of the Board of Directors Opposing this Proposal

The Board believes that this proposal is not in the best interests of SAIC and our stockholders because it would allow holders of a majority of our stock to take action without providing notice or disclosure to all stockholders. Currently, under our governing documents, in order for any matter to be acted on by stockholders, prior notice and information must be given to all stockholders and a stockholders meeting must be held. This meeting provides an opportunity for all interested parties to express their views and allows us to conduct a thorough discussion of the matter to be voted upon.

Allowing for action to be taken by written consent could result in certain stockholders being denied the opportunity to be informed of the matter being voted upon and the ability to vote or otherwise have a say on proposed stockholder actions. Action by written consent does not require communication to all stockholders. A stockholder seeking action by written consent often solicits the fewest possible stockholders to take action, rather than seeking input from all stockholders and thereby disenfranchises those stockholders who do not have the opportunity to be informed or participate. Implementation of this proposal would make it possible for the holders of a bare majority of the shares outstanding to take significant corporate action without following the important notice and communications processes associated with holding a meeting.

The Board also believes that this proposal is unnecessary because stockholders can raise issues at annual meetings, and in addition, stockholders owning at least 10% individually, or 25% collectively, of the voting power of our outstanding shares can require our corporate secretary to call a special meeting of stockholders, subject to the provisions of our bylaws. With the approval of our stockholders, we amended our restated certificate of incorporation last year to enhance stockholder rights while protecting against the risk that a small minority of stockholders will pursue special interests that are not in the best interest of our stockholders as a whole. The Board believes that with this right to call special meetings, stockholders already have the ability to address special or extraordinary events when fiduciary, strategic, significant transactional or similar considerations dictate that the matter be addressed expeditiously, rather than waiting until the next annual meeting.

Finally, the Board believes that adoption of this proposal is unnecessary because we are committed to high standards or corporate governance and have already taken a number of steps to achieve greater transparency and accountability to stockholders. These corporate governance practices and policies cover a wide range of matters and are described beginning on page 9 of this Proxy Statement under the heading "Corporate Governance."

We welcome dialogue with all stockholders regarding all corporate matters. Methods for communicating with the Board are described under "Corporate Governance—Communications with the Board of Directors." Communications are also welcome through our Investor Relations website at http://investors.saic.com.

Vote Required

The affirmative vote of a majority of the shares present or represented either in person or by proxy and entitled to vote is required to approve this Proposal 6.

Recommendation of the Board

The Board of Directors unanimously recommends a vote AGAINST this proposal.

Audit Committee Report

The Audit Committee assists the Board of Directors in its oversight of: (i) the integrity of the company's financial statements, including the financial reporting process, system of internal control over financial reporting and audit process; (ii) the company's compliance with legal and regulatory requirements; (iii) the independent registered public accounting firm's qualifications and independence; (iv) the performance of the company's internal audit function and independent registered public accounting firm; and (v) financial reporting risk assessment and mitigation. The Audit Committee's job is one of oversight and it recognizes that management is responsible for the preparation and certification of the company's financial statements and that the independent registered public accounting firm is responsible for auditing those financial statements.

The Audit Committee recognizes that financial management, including the internal audit staff, and the independent registered public accounting firm, have more time, knowledge, and detailed information on the company than do Audit Committee members. Consequently, in carrying out its oversight responsibilities, the Audit Committee is not providing any expert or special assurance as to the company's financial statements or any professional certification as to the independent registered public accounting firm's work.

The duties and responsibilities of the Audit Committee have been set forth in a written charter since 1975. A copy of its current Audit Committee charter is available on the company's website at *www.saic.com* by clicking on the links entitled "Corporate Governance" and then "Board Committees." Each member of the Audit Committee meets the independence and financial literacy requirements of the SEC and the NYSE. In addition, three of the four Committee members (Thomas F. Frist, III, Harry M.J. Kraemer, Jr. and Lawrence C. Nussdorf) qualify as audit committee financial experts under SEC rules.

In the course of fulfilling its responsibilities, the Audit Committee has:

- met with the internal auditor and the independent registered public accounting firm to discuss any matters that the internal auditor, the independent registered public accounting firm or the Committee believed should be discussed privately without members of management present;
- met with management of the company to discuss any matters management or the Committee believed should be discussed privately without the internal auditor or the independent registered public accounting firm present;
- reviewed and discussed with management and Deloitte & Touche LLP, the company's independent registered public accounting firm, the audited consolidated financial statements for the fiscal year ended January 31, 2012;
- discussed with Deloitte & Touche LLP the matters required to be discussed by Public Company Accounting Oversight Board (PCAOB) Standards and Rule 2-07 of Regulation S-X (Communications with Audit Committees); and
- received the written disclosures and the letter required by the applicable PCAOB Standard (Communication with Audit Committees Concerning Independence).

Based on the reviews and discussions summarized in this Report and subject to the limitations on our role and responsibilities referred to above and contained in the Audit Committee charter, the Audit Committee recommended to the Board of Directors that the company's audited consolidated financial statements referred to above be included in the company's Annual Report on Form 10-K for the fiscal year ended January 31, 2012 for filing with the SEC.

Thomas F. Frist, III
Anita K. Jones
Harry M.J. Kraemer, Jr. (Chair)
Lawrence C. Nussdorf

Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the independent registered public accounting firm to audit our financial statements for the fiscal year ending January 31, 2013. Stockholders are being asked to ratify the appointment of Deloitte & Touche LLP at the annual meeting, as described above.

Audit and Non-Audit Fees

Aggregate fees billed to SAIC and Science Applications for the fiscal years ended January 31, 2012 and 2011 by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, the "Deloitte Entities"), were as follows:

	2012	2011
Audit Fees (1)	**$5,662,000**	$5,363,000
Audit-Related Fees (2)	**—**	461,000
Tax Fees (3)	**483,000**	541,000
All Other Fees	**—**	—
Total Fees	**$6,145,000**	$6,365,000

(1) Audit fees include professional services rendered for the audit of the annual consolidated financial statements (including services incurred with rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and review of quarterly consolidated financial statements. Audit fees also include services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, including statutory audits, preferability letter procedures, reviews of registration statement filings, and consents related to SEC filings.

(2) Audit-related fees include transition services related to employee benefit plan audits and audits related to special purpose financial statements.

(3) Tax fees include a variety of permissible tax services related to preparation and/or review of statutory tax filings within U.S., foreign, and state jurisdictions, general tax advisory services (including research and discussions related to tax compliance matters), tax planning and advice related to business acquisitions and dispositions, assistance with tax examinations, assistance with transfer pricing documentation, and assistance with credits and incentives opportunities in various jurisdictions resulting from the company's operational expansion.

The Audit Committee has considered whether the above services provided by the Deloitte Entities are compatible to maintaining the independence of the Deloitte Entities. The Audit Committee has the responsibility to pre-approve all audit and non-audit services to be performed by the independent registered public accounting firm in advance. Further, the Chair of the Audit Committee has the authority to pre-approve audit and non-audit services as necessary between regular meetings of the Audit Committee, provided that any such services so pre-approved shall be disclosed to the full Audit Committee at its next scheduled meeting. All of the Audit, Audit-Related and Tax Fees set forth above were pre-approved by one of these means.

Stock Ownership of Certain Beneficial Owners

The following table provides information regarding the beneficial ownership of each person known by us to beneficially own more than five percent of SAIC common stock.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Vanguard Fiduciary Trust Company 500 Admiral Nelson Boulevard, Malvern, PA 19355	57,654,573 shares (1)	16.88%
Blackrock, Inc. 40 East 52nd Street, New York, NY 10022	17,187,324 shares	5.03%

(1) These shares are held by Vanguard Fiduciary Trust Company as trustee of the SAIC Retirement Plan. According to a Schedule 13G/A filed with the SEC by Vanguard on February 1, 2012, subject to ERISA, Vanguard votes these shares as directed by the plan participants and votes all shares as to which no voting instructions are received in the same proportion as shares for which voting instructions are received. Accordingly, Vanguard has shared voting and dispositive power with respect to these shares. Vanguard disclaims beneficial ownership of all shares held in trust for which it receives voting instructions. Shares held by Vanguard are also included in the amounts held by individuals and the group set forth in the table below.

Stock Ownership of Directors and Officers

The following table sets forth, as of April 16, 2012, the beneficial ownership of our common stock by our directors and the named executive officers, and all of our directors and executive officers as a group. None of these individuals beneficially owns more than one percent of our common stock. As a group, our directors and executive officers beneficially own approximately 1.30% of our common stock. Unless otherwise indicated, each individual has sole investment power and sole voting power with respect to the shares beneficially owned by such person, except for such power that may be shared with a spouse. No shares have been pledged.

Beneficial Owner	Common stock (1)	Stock units (2)	Option shares (3)	Total shares beneficially owned
Directors				
France A. Córdova	—	25,410	51,937	77,347
Jere A. Drummond	31,388	21,063	51,937	104,388
Thomas F. Frist, III	606,828 (4)	8,345	38,715	653,888
John J. Hamre	4,916	64,649	51,937	121,502
Miriam E. John	—	61,743	60,826	122,569
Anita K. Jones	82,832	11,951	51,937	146,720
John P. Jumper	18,183	11,249	60,826	90,258
Harry M. J. Kraemer, Jr.	232,423	114,585	51,937	398,945
Lawrence C. Nussdorf	17,371	—	32,493	49,864
Edward J. Sanderson, Jr.	80,724	13,074	51,937	145,735
Louis A. Simpson	30,468	—	51,937	82,405
A. Thomas Young	54,167	143,913	51,937	250,017
Named Executive Officers				
Walter P. Havenstein (5)	53,000	265,690	—	318,690
Mark W. Sopp	33,480	30,238	302,033	365,751
K. Stuart Shea	53,772	13,694	325,286	392,752
Joseph W. Craver, III	98,792	—	300,494	399,286
Vincent A. Maffeo	2,272	—	50,115	52,387
All directors and executive officers as a group (22 persons)	1,623,824	675,783	2,142,338	4,441,945

(1) Includes the approximate number of shares allocated to the account of the individual by the trustee of the SAIC Retirement Plan as follows: Mr. Sopp, 747 shares; Mr. Shea, 11,751 shares; Mr. Craver, 2,388 shares; and all directors and officers as a group, 61,946 shares. For all directors and officers as a group, also includes a total of 9,688 shares held by certain trusts established by the individuals.

(2) Represents stock units attributable to the individual or the group in the Key Executive Stock Deferral Plan and the Management Stock Compensation Plan. Shares held in these plans are voted by the trustee in the same proportion as all other stockholders collectively vote their shares of common stock.

(3) Shares subject to options exercisable within 60 days following April 16, 2012.

(4) Includes 590,000 shares held by FS Partners II, LLC, an investment vehicle controlled by Mr. Frist.

(5) Mr. Havenstein retired on February 29, 2012. Therefore, his shares are not included in the totals for all directors and executive officers as a group.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 and the rules of the SEC require our directors and executive officers to file reports of their ownership and changes in ownership of common stock with the SEC. Our personnel generally prepare and file these reports on the basis of information obtained from each director and officer and pursuant to a power of attorney. Based on such information provided to us, we believe that all reports required by Section 16(a) of the Securities Exchange Act of 1934 to be filed by our directors and executive officers during fiscal 2012 were filed on time.

Stockholder Proposals for the 2013 Annual Meeting

Any stockholder proposals intended to be presented at the 2013 annual meeting of stockholders must be received by us no later than January 2, 2013 in order to be considered for inclusion in our Proxy Statement and form of proxy relating to that meeting.

In addition, Sections 2.07 and 3.03 of our bylaws provides that, in order for a stockholder to propose any matter (including nominations for directors) for consideration at the annual meeting (other than by inclusion in the Proxy Statement), such stockholder must give timely notice to our Corporate Secretary of his or her intention to bring such business before the meeting. To be timely, notice must be delivered to the Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year's annual meeting. Therefore, in connection with the 2013 annual meeting of stockholders, notice must be delivered to the Corporate Secretary between February 15, 2013 and March 17, 2013. In the event, however, that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us, whichever occurs later.

Such stockholder's notice must include certain information about the stockholder and the underlying beneficial owner, if any, including his or her name, age, address, occupation, shares, rights to acquire shares, information about derivatives, hedges, short positions, understandings or agreements regarding the economic and voting interests of the stockholder and related persons with respect to our stock, if any, and such other information as would be required to be disclosed in a proxy statement soliciting proxies for the election of the proposed nominee. A stockholder's notice must be updated, if necessary so that the information submitted is true and correct as of the record date for determining stockholders entitled to receive notice of the meeting.

Annual Report on Form 10-K

We will provide without charge to any stockholder, upon written or oral request, a copy of our Annual Report without exhibits. Requests should be directed to SAIC, Inc., 1710 SAIC Drive, M/S 3-5-9, McLean, VA 22102, Attention: Corporate Secretary or by calling 1-703-676-5800.

By Order of the Board of Directors



Douglas E. Scott
Corporate Secretary

April 27, 2012

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER dated as of April 25, 2012 (the "Merger Agreement") is made and entered into by and between SAIC, Inc., a Delaware corporation (the "Company") and Science Applications International Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company ("Surviving Corporation").

WHEREAS, the Restated Certificate of Incorporation of the Company, as amended, as of the date hereof, authorizes the Company to issue an aggregate of 2,010,000,000 shares of stock, consisting of 2,000,000,000 shares of Common Stock, par value $0.0001 per share ("Company Common Stock") and 10,000,000 shares of Preferred Stock, par value $0.0001 per share ("Company Preferred Stock");

WHEREAS, as of the date hereof, there are outstanding approximately 341,737,000 shares of Company Common Stock and no shares of Company Preferred Stock;

WHEREAS, as of the date hereof, the Surviving Corporation is authorized to issue 10,000 shares of stock, consisting of Common Stock, $0.01 par value per share, of which 5,000 shares are issued and outstanding;

WHEREAS, the Certificate of Incorporation of the Surviving Corporation will be amended immediately prior to the Effective Time of the Merger to provide that the Surviving Corporation is authorized to issue an aggregate of 2,010,000,000 shares of stock, consisting of 2,000,000,000 shares of Common Stock, par value $0.0001 per share, ("Surviving Corporation Common Stock") and 10,000,000 shares of Preferred Stock, par value $0.0001 per share, or such other amount of stock and in such proportions by type and class as is set forth in the Certificate of Incorporation of the Company immediately prior to the Effective Time;

WHEREAS, the Boards of Directors of the Company and the Surviving Corporation deem it advisable and in the best interests of the respective corporations that the Company be merged with and into Surviving Corporation (the "Merger"); and

WHEREAS, it is intended that the Merger shall qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code") and that this Merger Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, the parties hereto hereby agree as follows

ARTICLE I
MERGER

1.1 *Merger.* Subject to the terms and conditions of this Merger Agreement, at the Effective Time the Company shall be merged with and into Surviving Corporation in accordance with the General Corporation Law of the State of Delaware. The separate existence of the Company shall cease and Surviving Corporation as the surviving corporation shall continue its corporate existence under the laws of the State of Delaware. Surviving Corporation shall succeed, insofar as provided by law, to all rights, assets, liabilities and obligations of the Company in accordance with the General Corporation Law of the State of Delaware.

1.2 *Effective Time*. Subject to the approval of the Merger by the requisite vote of the stockholders of the Company, the Merger shall become effective as of the filing of the Certificate of Ownership and Merger with the Secretary of State of the State of Delaware, as required by the General Corporation Law of the State of Delaware (the "Effective Time").

ARTICLE II
NAME, CERTIFICATE OF INCORPORATION, BY-LAWS AND DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

2.1 *Name*. The name of the Surviving Corporation shall be "Science Applications International Corporation" following the Merger.

2.2 *Certificate of Incorporation*. The Certificate of Incorporation of the Surviving Corporation as amended and in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until further amended in accordance with the provisions thereof and applicable laws. Such Certificate of Incorporation shall be identical to the Restated Certificate of Incorporation, as amended, of the Company as in effect immediately prior to the Effective Time.

2.3 *By-Laws*. The By-Laws of the Surviving Corporation shall be identical to the By-Laws of the Company in existence and in effect immediately prior to the Effective Time, provided that the Surviving Corporation's name shall be "Science Applications International Corporation".

2.4 *Directors and Officers*. The directors and officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until expiration of the current terms as such, or prior resignation, death or removal.

ARTICLE III
CONVERSION AND EXCHANGE OF SECURITIES

3.1 *Conversion*. At the Effective Time, each of the following transactions shall be deemed to occur simultaneously:

(a) Each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one fully paid and nonassessable share of Surviving Corporation Common Stock;

(b) Each option to purchase shares of Company Common Stock outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become an option to purchase, upon the same terms and conditions, the number of shares of Surviving Corporation Common Stock which is equal to the number of shares of Company Common Stock which the optionee would have received had he or she exercised his or her option in full immediately prior to the Effective Time (whether or not such option was then exercisable). The exercise price per share of Surviving Corporation Common Stock under each of said options shall be equal to the exercise price per share of Company Common Stock immediately prior to the Effective Time.

(c) Each restricted stock unit, deferred stock unit, stock appreciation right, put, call or any other right, with respect to shares of Company Common Stock, outstanding immediately prior to the Effective Time, shall be converted into a restricted stock unit, deferred stock unit, stock appreciation right, put, call or other right with respect to shares of Surviving Corporation Common Stock, respectively, giving each holder the same rights, with respect to the same number of shares of such stock of the Surviving Corporation, as such holder had with respect to the stock of the Company under such outstanding restricted stock unit, deferred stock unit, stock appreciation right, put, call or other right. All obligations in respect of such outstanding restricted stock units, deferred stock units, stock appreciation rights, puts, calls or other rights shall, as of the Effective Time, be assumed by the Surviving Corporation.

3.2 *Exchange*.

(a) Immediately after the Effective Time, each certificate theretofore representing issued and outstanding shares of Company Common Stock shall represent the same number of shares of Surviving Corporation Common Stock.

(b) At and after the Effective Time, all of the outstanding certificates which immediately prior to the Effective Time represented shares of Company Common Stock shall be deemed for all purposes to evidence ownership of, and to represent shares of, Surviving Corporation Common Stock into which the shares of Company Common Stock formerly represented by such certificates have been converted as herein provided. The registered owner on the books and records of the Company or its transfer agents of any such outstanding stock certificates shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to the Surviving Corporation or its transfer agents, have and be entitled to exercise any voting and other rights with respect to and to receive any dividends and other distributions upon the shares of Surviving Corporation Common Stock evidenced by such outstanding certificate as above provided.

ARTICLE IV
GENERAL

4.1 *Stockholder Approval*. Subsequent to execution of this Merger Agreement, the Company shall submit the Merger as provided for in this Merger Agreement to its stockholders for their approval pursuant to the applicable provisions of the General Corporation Law of the State of Delaware.

4.2 *Conditions to Merger*. The Merger is subject to the following conditions:

(a) Approval of the Merger as provided for in this Merger Agreement by the holders of a majority of the outstanding shares of the Company's Common Stock;

(b) Approval for listing on the New York Stock Exchange of the Surviving Corporation's Common Stock to be issued in the Merger;

(c) The determination by the Chief Executive Officer of the Company that the Merger is in the best interests of the Company;

(d) Absence of an injunction or pending litigation relating to the Merger;

(e) Receipt by the Company and the Surviving Corporation of an opinion of counsel, dated the Effective Time, that (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and (ii) the Company and the Surviving Corporation will each be a party to that reorganization within the meaning of Section 368(b) of the Code; and

(f) Receipt of all consents, approvals and authorizations required to be obtained prior to the consummation of the Merger.

4.3 *Amendment*. This Merger Agreement may be amended at any time prior to the Effective Time with the mutual consent of the parties hereto, both before and after it has been adopted by the stockholders of the Company, in any manner which, in the judgment of the parties hereto, would not have a material adverse effect on the rights of such stockholders.

4.4 *Termination and Abandonment*. At any time prior to the consummation of the Merger, this Merger Agreement may be terminated and the Merger abandoned by the Board of Directors of the Company or of the Surviving Corporation.

4.5 *Governing Law*. This Merger Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to its conflict of law provisions).

4.6 *Counterparts*. This Merger Agreement may be executed in one or more counterparts each of which shall be deemed to be an original and all of which taken together shall constitute one instrument.

4.7 *Waiver*. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the parties hereto, (ii) waive any inaccuracy in the statements contained in this Merger Agreement or in any document delivered pursuant to this Merger Agreement, or (iii) waive compliance with any of the covenants, conditions or agreements contained in this Merger Agreement, or any document delivered pursuant to this Merger Agreement, provided that such action would not have a material adverse effect on the rights of the stockholders of the Company.

IN WITNESS WHEREOF each of the parties hereto has caused this Merger Agreement to be executed on its behalf and attested by its officers hereunto duly authorized, all as of the date and year first above written.

SAIC, Inc.

By: /s/ John P. Jumper

John P. Jumper
President and Chief Executive Officer

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

By: /s/ John P. Jumper

John P. Jumper
President and Chief Executive Officer

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2006 EQUITY INCENTIVE PLAN

(as amended and restated , 2012)

1. **Purpose of this Plan**

The purpose of this 2006 Equity Incentive Plan is to enhance the long-term stockholder value of SAIC, Inc. and its affiliated companies by offering opportunities to eligible individuals to participate in the growth in value of the equity of SAIC, Inc.

2. **Definitions and Rules of Interpretation**

2.1 **Definitions.**

This Plan uses the following defined terms:

(a) "***Administrator***" means the Board or the Committee, or any officer or Employee of the Company to whom the Board or the Committee delegates authority to administer this Plan.

(b) "***Affiliate***" means a "parent" or "subsidiary" (as each is defined in Section 424 of the Code) of the Company and any other entity that the Board or Committee designates as an "Affiliate" for purposes of this Plan.

(c) "***Applicable Law***" means any and all laws of whatever jurisdiction, within or without the United States, and the rules of any stock exchange or quotation system on which Shares are listed or quoted, applicable to the taking or refraining from taking of any action under this Plan, including the administration of this Plan and the issuance or transfer of Awards or Award Shares.

(d) "***Award***" means a Stock Award, SAR, Cash Award, or Option granted in accordance with the terms of this Plan.

(e) "***Award Agreement***" means the document, which may be in paper or electronic form, evidencing the grant of an Award and its terms and conditions.

(f) "***Award Shares***" means Shares covered by an outstanding Award or purchased under an Award.

(g) "***Awardee***" means: (i) a person to whom an Award has been granted, including a holder of a Substitute Award or (ii) a person to whom an Award has been transferred in accordance with all applicable requirements of Sections 6.5, 7(h), 8.1(c), 8.2(d) and 17.

(h) "***Board***" means the Board of Directors of the Company.

(i) "***Cash Award***" means the right to receive cash as described in Section 8.3.

(j) "***Cause***" means employment related dishonesty, fraud, misconduct or disclosure or misuse of confidential information, or other employment related conduct that is likely to cause significant injury to the Company, an Affiliate, or any of their respective employees, officers or directors (including, without limitation, commission of a felony or similar offense), in each case as determined by the Administrator. "Cause" shall not require that a civil judgment or criminal conviction has been entered against or guilty plea shall have been made by the Awardee regarding any of the matters referred to in the previous sentence. Accordingly, the Administrator shall be entitled to determine "Cause" based on the Administrator's good faith belief. If the Awardee is criminally charged with a felony or similar offense that shall be a sufficient, but not a necessary, basis for such belief.

(k) "***Code***" means the Internal Revenue Code of 1986, as amended.

(l) "***Committee***" means a committee or subcommittee of the Board of Directors of the Company composed of one or more Company Directors appointed in accordance with the Company's charter documents and Section 4. As referenced in Section 4.1(a), from time to time throughout this Plan, the term "Committee" is used to refer to both the Board and the Committee.

(m) "***Company***" means SAIC, Inc., a Delaware corporation, or any successor corporation thereto.

(n) "***Company Director***" means a member of the Board.

(o) "***Consultant***" means an individual who, or an employee of any entity that, provides bona fide services to the Company or an Affiliate not in connection with the offer or sale of securities in a capital-raising transaction, but who is not an Employee.

(p) "***Director***" means a member of the Board of Directors of the Company or an Affiliate.

(q) "***Divestiture***" means any transaction or event that the Board or the Committee specifies as a Divestiture under Section 10.5.

(r) ***"Dividend Equivalent Right"*** means the right of an Awardee, granted at the discretion of the Committee, to receive a credit for the account of such Awardee in an amount equal to the cash dividends paid on one Share for each Share represented by a Stock Award held by such Awardee.

(s) "***Effective Date***" means June 15, 2012.

(t) "***Employee***" means a regular employee of the Company or an Affiliate, including an officer or Director, who is treated as an employee in the personnel records of the Company or an Affiliate, but not individuals who are classified by the Company or an Affiliate as: (i) leased from or otherwise employed by a third party, (ii) independent contractors, or (iii) intermittent or temporary workers. The Company's or an Affiliate's classification of an individual as an "Employee" (or as not an "Employee") for purposes of this Plan shall not be altered retroactively even if that classification is changed retroactively for another purpose as a result of an audit, litigation or otherwise. An Awardee shall not cease to be an Employee due to transfers between locations of the Company, or between the Company and an Affiliate, or to any successor to the Company or an Affiliate that assumes the Awardee's Options under Section 10. Neither service as a Director nor receipt of a director's fee shall be sufficient to make a Director an "Employee."

(u) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

(v) "***Executive***" means, if the Company has any class of any equity security registered under Section 12 of the Exchange Act, an individual who is subject to Section 16 of the Exchange Act or who is a "covered employee" under Section 162(m) of the Code, in either case because of the individual's relationship with the Company or an Affiliate. If the Company does not have any class of any equity security registered under Section 12 of the Exchange Act, "Executive" means any (i) Director, (ii) officer elected or appointed by the Board, or (iii) beneficial owner of more than 10% of any class of the Company's equity securities.

(w) "***Expiration Date***" means, with respect to an Award, the date stated in the Award Agreement as the expiration date of the Award or, if no such date is stated in the Award Agreement, then the last day of the exercise period for the Award, disregarding the effect of an Awardee's Termination or any other event that would shorten that period.

(x) "***Fair Market Value***" means the value of a share of the stock of Company as determined under Section 18.2.

(y) "***Fundamental Transaction***" means any transaction or event described in Section 10.3.

(z) "***Good Reason***" means (i) a material diminution in responsibility or compensation, or (ii) requiring Awardee to work in a location (other than normal business travel) which is more than 50 miles from Awardee's place of employment before the change so long as not closer to Awardee's primary residence.

(aa) "***Grant Date***" means the date the Administrator approves the grant of an Award. However, if the Administrator specifies that an Award's Grant Date is a future date or the date on which a condition is satisfied, the Grant Date for such Award is that future date or the date that the condition is satisfied.

(bb) "***Incentive Stock Option***" means an Option intended to qualify as an incentive stock option under Section 422 of the Code and designated as an Incentive Stock Option in the Award Agreement for that Option.

(cc) "***Involuntary Termination***" means termination by the Company or an Affiliate, as applicable, without Cause or termination by the Awardee for Good Reason.

(dd) "***Nonstatutory Option***" means any Option other than an Incentive Stock Option

(ee) "***Objectively Determinable Performance Condition***" shall mean a performance condition (i) that is established (A) at the time an Award is granted or (B) no later than the earlier of (1) 90 days after the beginning of the period of service to which it relates, or (2) before the elapse of 25% of the period of service to which it relates, (ii) that is uncertain of achievement at the time it is established, and (iii) the achievement of which is determinable by a third party with knowledge of the relevant facts. Measures that may be used in Objectively Determinable Performance Conditions may be expressed in absolute terms, in terms of growth or improvement, or relative to the performance of one or more comparable companies or an index covering multiple companies and that relate to any of the following, as it may apply to an individual, one or more Affiliates, business unit(s), divisions or the whole of the Company: revenue; earnings per share; return on assets; return on equity; net order dollars; net profit; operating cash flow; operating income; contract bookings; contract awards; profits before tax; earnings before interest, depreciation and taxes (EBITDA); return on invested capital; days working capital; total shareholder return; share price growth; free cash flow; return on sales; operating margin; book-to-bill; headcount; employee retention; new hires; backlog; objective customer satisfaction indicators; and efficiency measures, each with respect to the Company and/or an Affiliate or individual business unit.

(ff) "***Officer***" means an officer of the Company as defined in Rule 16a-1 adopted under the Exchange Act.

(gg) "***Option***" means a right to purchase Shares of the Company granted under this Plan.

(hh) "***Option Price***" means the price payable under an Option for Shares, not including any amount payable in respect of withholding or other taxes.

(ii) "***Option Shares***" means Shares covered by an outstanding Option or purchased under an Option.

(jj) "***Plan***" means this 2006 Equity Incentive Plan, as amended.

(kk) "***Prior Plans***" mean the Science Application International Corporation 1999 Stock Incentive Plan, 1998 Stock Option Plan and 1984 Bonus Compensation Plan.

(ll) "***Purchase Price***" means the price payable under a Stock Award for Shares, not including any amount payable in respect of withholding or other taxes.

(mm) "***Qualified Domestic Relations Order***" means a "qualified domestic relations order" as defined in, and otherwise meeting the requirements of, Section 414(p) of the Code, except that reference to a "plan" in that definition shall be to this Plan.

(nn) "***Rule 16b-3***" means Rule 16b-3 adopted under Section 16(b) of the Exchange Act.

(oo) "***SAR***" or "***Stock Appreciation Right***" means a right to receive cash and/or Shares based on a change in the Fair Market Value of a specific number of Shares pursuant to an Award Agreement, as described in Section 8.1.

(pp) "***Securities Act***" means the Securities Act of 1933, as amended.

(qq) "***Share***" means a share of Common Stock of the Company or other securities substituted for Common Stock under Section 10.

(rr) "***Stock Award***" means an offer by the Company to sell or issue shares subject to certain restrictions pursuant to the Award Agreement as described in Section 8.2 or, as determined by the Board or Committee, a notional account representing the right to be paid an amount based on Shares. Types of Awards which may be granted as Stock Awards include such awards as are commonly known as restricted stock, deferred stock, restricted stock units, performance shares, phantom stock or similar types of awards as determined by the Administrator.

(ss) "***Substitute Award***" means a Substitute Option, Substitute SAR or Substitute Stock Award granted in accordance with the terms of this Plan.

(tt) "***Substitute Option***" means an Option granted in substitution for, or upon the conversion of, an option granted by another entity to purchase equity securities in the granting entity.

(uu) "***Substitute SAR***" means a SAR granted in substitution for, or upon the conversion of, a stock appreciation right granted by another entity with respect to equity securities in the granting entity.

(vv) "***Substitute Stock Award***" means a Stock Award granted in substitution for, or upon the conversion of, a stock award granted by another entity to purchase equity securities in the granting entity.

(ww) "***Ten Percent Stockholder***" is any person who, directly or by attribution under Section 424(d) of the Code, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or of any Affiliate on the Grant Date.

(xx) "***Termination***" means that the Awardee has ceased to be, with or without any cause or reason, an Employee, Director or Consultant. However, unless so determined by the Administrator, or otherwise provided in this Plan, "Termination" shall not include a change in status from an Employee, Consultant or Director to another such status. An event that causes an Affiliate to cease being an Affiliate shall be treated as the "Termination" of that Affiliate's Employees, Directors, and Consultants.

2.2 **Rules of Interpretation**. Any reference to a "Section," without more, is to a Section of this Plan. Captions and titles are used for convenience in this Plan and shall not, by themselves, determine the meaning of this Plan. Except when otherwise indicated by the context, the singular includes the plural and vice versa. Any reference to a statute is also a reference to the applicable rules and regulations adopted under that statute. Any reference to a statute, rule or regulation, or to a section of a statute, rule or regulation, is a reference to that statute, rule, regulation, or section as amended from time to time, both before and after the Effective Date and including any successor provisions.

3. **Shares Subject to This Plan; Term of This Plan**

3.1 **Number of Award Shares.** The Shares issuable under this Plan shall be authorized but unissued or reacquired Shares, including Shares repurchased by the Company on the open market. The number of Shares available for issuance after the Effective Date over the remaining term of this Plan shall be 50,000,000 (including Shares underlying awards that are outstanding as of Effective Date, and subject to adjustment pursuant to Section 10.2). Except as required by Applicable Law, Shares subject to an outstanding Award shall not reduce the number of Shares available for issuance under this Plan until the earlier of the date such Shares are vested pursuant to the terms of the applicable Award or the actual date of delivery of the Shares to the Awardee. Those Shares (i) that are issued under the Plan that are forfeited or repurchased by the Company at the original purchase price or less or that are issuable upon exercise of awards granted under the Plan that expire or become unexercisable for any reason after their Grant Date without having been exercised in full, (ii) that are withheld from an Option or Stock Award pursuant to a Company-approved "net exercise" provision or (iii) that are not delivered to or are Award Shares surrendered by a holder in consideration for applicable tax withholding will continue to be available for issuance under this Plan. Shares issued in settlement of any Dividend Equivalent Rights shall be applied against the number of Shares available for Awards. Shares subject to Substitute Awards and available under a stockholder-approved equity plan of an acquired company shall not be applied against the number of Shares available for Awards.

3.2 **Source of Shares**. Award Shares may be: (a) Shares that have never been issued, (b) Shares that have been issued but are no longer outstanding, or (c) Shares that are outstanding and are acquired to discharge the Company's obligation to deliver Award Shares.

3.3 **Term of this Plan**.

(a) This Plan shall become effective on the Effective Date (with any amendments to the Plan being effective on and after the date thereof), and Awards may be granted under this Plan on and after, the Effective Date. Upon effectiveness of this Plan, no additional awards will be made under the Prior Plans.

(b) Subject to the provisions of Section 14, Awards may be granted under this Plan until June 15, 2022.

4. **Administration**

4.1 **General**.

(a) The Board shall have ultimate responsibility for administering this Plan. To the extent permitted by Applicable Law, the Board may delegate certain of its responsibilities to a Committee. In addition, to the extent permitted by Applicable Law, the Board or the Committee may further delegate its responsibilities to any Employee of the Company or any Affiliate. Where this Plan specifies that an action must be taken or a determination made by the Committee, only the Board or the Committee may take that action or make that determination; *provided* that Section 5.2 includes reference to actions that only the Committee may perform. Where this Plan references the "Administrator," the action may be taken or determination made by the Board, the Committee, or other administrator to whom the Board or Committee has delegated specified powers, including those powers set forth in Section 4.2. However, only the Board or a Committee consisting solely of independent directors as defined in the Company' s Corporate Governance Guidelines may approve grants of Awards to Executives, and an Administrator other than the Board or the Committee may grant Awards only within the guidelines established by the Board or Committee. Moreover, all actions and determinations by any Administrator are subject to the provisions of this Plan.

(b) So long as the Company has registered and outstanding a class of equity securities under Section 12 of the Exchange Act and to the extent necessary or helpful to comply with Applicable Law with respect to officers subject to Section 16 of the Exchange Act and/or others, a Committee shall consist of two or more Company Directors who are "Non-Employee Directors" as defined in Rule 16b-3 and who are "outside directors" as defined in Section 162(m) of the Code.

4.2 **Authority of the Board or the Committee**. Subject to the other provisions of this Plan, the Board or the Committee shall have the authority to:

(a) grant Awards, including Substitute Awards;

(b) determine the Fair Market Value of Shares;

(c) determine the Option Price and the Purchase Price of Awards;

(d) select the Awardees;

(e) determine the times Awards are granted;

(f) determine the number of Shares subject to each Award;

(g) determine the type of Shares subject to each Award;

(h) determine the methods of payment that may be used to purchase Award Shares;

(i) determine the methods of payment that may be used to satisfy withholding tax obligations;

(j) determine the other terms of each Award, including but not limited to the time or times at which Awards may be exercised, whether and under what conditions an Award is assignable, whether an Option is a Nonstatutory Option or an Incentive Stock Option and automatic cancellation of the Award if certain objective requirements determined by the Administration are not met;

(k) modify or amend any Award;

(l) authorize any person to sign any Award Agreement or other document related to this Plan on behalf of the Company;

(m) determine the form of any Award Agreement or other document related to this Plan, and whether that document, including signatures, may be in electronic form;

(n) interpret this Plan and any Award Agreement or document related to this Plan;

(o) correct any defect, remedy any omission, or reconcile any inconsistency in this Plan, any Award Agreement or any other document related to this Plan;

(p) adopt, amend, and revoke rules and regulations under this Plan, including rules and regulations relating to sub-plans and Plan addenda;

(q) adopt, amend, and revoke special rules and procedures which may be inconsistent with the terms of this Plan, set forth (if the Administrator so chooses) in sub-plans regarding (for example) the operation and administration of this Plan and the terms of Awards, if and to the extent necessary or useful to accommodate non-U.S. Applicable Laws and practices as they apply to Awards and Award Shares held by, or granted or issued to, persons working or resident outside of the United States or employed by Affiliates incorporated outside the United States;

(r) determine whether a transaction or event should be treated as a Divestiture;

(s) determine the effect of a Fundamental Transaction and, if the Board determines that a transaction or event should be treated as a a Divestiture, then the effect of that Divestiture;

(t) appoint such additional administrators as are necessary to perform various administrative acts and determine the duties of such administrators; and

(u) make all other determinations the Administrator deems necessary or advisable for the administration of this Plan.

4.3 **Scope of Discretion**. Subject to the provisions of this Section 4.3, on all matters for which this Plan confers the authority, right or power on the Board, the Committee, or other Administrator to make decisions, that body may make those decisions in its sole and absolute discretion. Those decisions will be final, binding and conclusive. In making its decisions, the Board, Committee or other Administrator need not treat all persons eligible to receive Awards, all Awardees, all Awards or all Award Shares the same way. Notwithstanding anything herein to the contrary, and except as provided in Section 14.3, the discretion of the Board, Committee or other Administrator is subject to the specific provisions and specific limitations of this Plan, as well as all rights conferred on specific Awardees by Award Agreements and other agreements.

5. **Persons Eligible to Receive Awards**

5.1 **Eligible Individuals**. Awards (including Substitute Awards) may be granted to, and only to, Employees, Directors and Consultants, including to prospective Employees, Directors and Consultants conditioned on the beginning of their service for the Company or an Affiliate. However, Incentive Stock Options may only be granted to Employees, as provided in Section 7(g).

5.2 **Section 162(m) Limitation.**

(a) ***Options and SARs***. Subject to the provisions of this Section 5.2, for so long as the Company is a "publicly held corporation" within the meaning of Section 162(m) of the Code: (i) no Employee may be granted within any fiscal year of the Company under this Plan Options to purchase, and SARs to receive compensation calculated with reference to, more than an aggregate of 3,000,000 Shares, subject to adjustment pursuant to Section 10 and considered without regard to any number of Stock Awards or the dollar amount of any Cash Awards that may have been granted or awarded to such Employee during the applicable fiscal year, and (ii) with respect to any Option or SAR that is granted with the intent of having it qualify as "qualified performance-based compensation" under Code Section 162(m), Options and SARs may be granted to an Executive only by the Committee (and, notwithstanding anything to the contrary in Section 4.1(a), not by the Board). If an Option or SAR is cancelled without being exercised, that cancelled Option or SAR shall continue to be counted against the limit on Awards that may be granted to any individual under this Section 5.2(a).

(b) ***Cash Awards and Other Stock Awards***. Subject to the provisions of this Section 5.2, so long as the Company is a "publicly held corporation" within the meaning of Code Section 162(m), with respect to any Stock Award or Cash Award that is granted with the intent of having it qualify as "qualified performance-based compensation" under Code Section 162(m): (i) no Employee may be granted one or more Stock Awards within any single fiscal year of the Company to purchase more than 2,000,000 Shares, subject to adjustment pursuant to Section 10 and considered without regard to any number of Option or SAR Shares or the dollar amount of any Cash Awards that may have been granted or awarded to such Employee during the applicable fiscal year, and (ii) no Employee may be granted one or more Cash Awards within a single fiscal year of the Company having an aggregate amount of more than $5,000,000, considered without regard to any number of Options, SARs or Stock Awards that may have been granted or awarded to such Employee during the applicable fiscal year. With respect to any Stock Award or Cash Award that is granted with the intent of having it qualify as "qualified performance-based compensation" under Code Section 162(m), such Awards may be granted to an Executive only by the Committee (and, notwithstanding anything to the contrary in Section 4.1(a), not by the Board).

(c) Any Cash Award or Stock Award intended as "qualified performance-based compensation" within the meaning of Section 162(m) of the Code must be awarded, vest or become exercisable contingent on the achievement of one or more Objectively Determinable Performance Conditions. The Committee shall have the discretion to determine the time and manner of compliance with Section 162(m) of the Code.

(d) Nothing in this Section 5.2 shall prevent the Committee from making any type of Award authorized for grant under this Plan outside of this Plan. In addition, nothing in this Section 5.2 shall prevent the Committee from granting Awards under this Plan that are not intended to qualify as "qualified performance-based compensation" under Code Section 162(m).

(e) Notwithstanding satisfaction, achievement or completion of any Objectively Determinable Performance Conditions, that may be specified at the time of grant of an Award to a "covered employee" within the meaning of Section 162(m) of the Code, the number of Awards, Shares, or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Objectively Determinable Performance Condition(s) may be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.

6. Terms and Conditions of Options

Options will be evidenced by an Award Agreement. In addition, the following rules apply to all Options:

6.1 **Price**. No Option (other than Substitute Options) may have an Option Price less than the Fair Market Value of the underlying Share on the Grant Date.

6.2 **Term**. No Option shall be exercisable after its Expiration Date. No Option may have an Expiration Date that is more than ten years after its Grant Date. Additional provisions regarding the term of Incentive Stock Options are provided in Sections 7(a) and 7(e).

6.3 **Vesting**. Options shall be exercisable: (a) on the Grant Date, or (b) in accordance with a schedule related to the Grant Date, the date the Awardee's directorship, employment or consultancy begins, or a different date specified in the Award Agreement. Additional provisions regarding the vesting of Incentive Stock Options are provided in Section 7(c). No Option granted to an individual who is subject to the overtime pay provisions of the Fair Labor Standards Act may be exercised before the expiration of six months after the Grant Date.

6.4 **Form and Method of Payment**. In accordance with Section 4.2, the Administrator shall have the authority to determine the acceptable form and method of payment for exercising an Option. Acceptable forms of payment that the Administrator may permit with respect to the exercise of Options include:

(a) cash, check or wire transfer, denominated in U.S. dollars except as specified by the Administrator for non-U.S. Employees or non-U.S. sub-plans;

(b) other shares of stock of the Company, or the designation of other shares of stock of the Company, which have a Fair Market Value on the date of surrender greater than or equal to the Option Price of the Shares as to which the Option is being exercised;

(c) provided that a public market exists for the Common Stock, consideration received by the Company under a procedure under which a licensed broker-dealer advances funds on behalf of an Awardee or sells shares of Common Stock issued upon conversion of the Option Shares on behalf of an Awardee (a "Cashless Exercise Procedure"), provided that if the Company extends or arranges for the extension of credit to an Awardee under any Cashless Exercise Procedure, no Officer or Director may participate in that Cashless Exercise Procedure;

(d) cancellation of any debt owed by the Company or any Affiliate to the Awardee by the Company (including, without limitation, waiver of compensation due or accrued for services previously rendered to the Company);

(e) payment pursuant to any "cashless net exercise" procedures approved by the Committee; provided that the difference between the full number of Shares covered by the exercised portion of the Award and the number of Shares actually delivered shall be restored to the amount of Shares reserved for issuance under Section 3.1; and

(f) any combination of the methods of payment permitted by any paragraph of this Section 6.4.

The Committee may also permit any other form or method of payment for Option Shares permitted by Applicable Law. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company and the Administrator may, in its sole discretion, refuse to accept a particular form of consideration at the time of any Option exercise.

6.5 **Nonassignability of Options**. Except as otherwise determined by the Administrator and subject to Section 17, no Option shall be assignable or otherwise transferable by the Awardee. Incentive Stock Options may only be assigned in compliance with Section 7(h).

6.6 **Substitute Options**. The Committee may cause the Company to grant Substitute Options in connection with the acquisition by the Company or an Affiliate of equity securities of any entity (including by merger, tender offer, or other similar transaction) or of all or a portion of the assets of any entity. Any such substitution shall be effective on the effective date of the acquisition. Substitute Options may be Nonstatutory Options or Incentive Stock Options. Unless and to the extent specified otherwise by the Committee, Substitute Options shall have the same terms and conditions as the options they replace, except that (subject to the provisions of Section 10) Substitute Options shall be Options to purchase Shares rather than equity securities of the granting entity, shall have an Option Price determined by the Committee and shall be on terms that, as determined by the Committee in its sole and absolute discretion, properly reflect the substitution.

6.7 **No Repricing.** The Committee may not reprice, reduce the exercise price of or make similar adjustments with the effect of lowering the exercise price of Options previously granted under the Plan, including through a cancellation and grant of any new Award or payment of cash, without the approval of the Company's stockholders other than in connection with a change in the Company's capitalization pursuant to Section 10 of the Plan.

7. Incentive Stock Options

The following rules apply only to Incentive Stock Options and only to the extent these rules are more restrictive than the rules that would otherwise apply under this Plan. With the consent of the Awardee, or where this Plan provides that an action may be taken notwithstanding any other provision of this Plan, the Administrator may deviate from the requirements of this Section, notwithstanding that any Incentive Stock Option modified by the Administrator will thereafter be treated as a Nonstatutory Option.

(a) The Expiration Date of an Incentive Stock Option shall not be later than ten years from its Grant Date, with the result that no Incentive Stock Option may be exercised after the expiration of ten years from its Grant Date.

(b) No Incentive Stock Option may be granted after June 15, 2022.

(c) Options intended to be incentive stock options under Section 422 of the Code that are granted to any single Awardee under all incentive stock option plans of the Company and its Affiliates, including incentive stock options granted under this Plan, may not vest at a rate of more than $100,000 in Fair Market Value of stock (measured on the grant dates of the options) during any calendar year. For this purpose, an option vests with respect to a given share of stock the first time its holder may purchase that share, notwithstanding any right of the Company to repurchase that share. Unless the administrator of that option plan specifies otherwise in the related agreement governing the option, this vesting limitation shall be applied by, to the extent necessary to satisfy this $100,000 rule, treating certain stock options that were intended to be incentive stock options under Section 422 of the Code as Nonstatutory Options. The stock options or portions of stock options to be reclassified as Nonstatutory Options are those with the highest option prices, whether granted under this Plan or any other equity compensation plan of the Company or any Affiliate that permits that treatment. This Section 7(c) shall not cause an Incentive Stock Option to vest before its original vesting date or cause an Incentive Stock Option that has already vested to cease to be vested.

(d) In order for an Incentive Stock Option to be exercised for any form of payment other than those described in Section 6.4(a), that right must be stated at the time of grant in the Award Agreement relating to that Incentive Stock Option.

(e) Any Incentive Stock Option granted to a Ten Percent Stockholder, must have an Expiration Date that is not later than five years from its Grant Date, with the result that no such Option may be exercised after the expiration of five years from the Grant Date.

(f) The Option Price of an Incentive Stock Option shall never be less than the Fair Market Value of the Shares at the Grant Date. The Option Price for the Shares covered by an Incentive Stock Option granted to a Ten Percent Stockholder shall never be less than 110% of the Fair Market Value of the Shares at the Grant Date.

(g) Incentive Stock Options may be granted only to Employees. If an Awardee changes status from an Employee to a Consultant, that Awardee's Incentive Stock Options become Nonstatutory Options if not exercised within the time period described in Section 7(i) (determined by treating that change in status as a Termination solely for purposes of this Section 7(g)).

(h) No rights under an Incentive Stock Option may be transferred by the Awardee, other than by will or the laws of descent and distribution. During the life of the Awardee, an Incentive Stock Option may be exercised only by the Awardee. The Company's compliance with a Qualified Domestic Relations Order, or the exercise of an Incentive Stock Option by a guardian or conservator appointed to act for the Awardee, shall not violate this Section 7(h).

(i) An Incentive Stock Option shall be treated as a Nonstatutory Option if it remains exercisable after, and is not exercised within, the three-month period beginning with the Awardee's Termination for any reason other than the Awardee's death or disability (as defined in Section 22(e) of the Code). In the case of Termination due to death, an Incentive Stock Option shall continue to be treated as an Incentive Stock Option if it remains exercisable after, and is not exercised within, the three month period after the Awardee's Termination provided it is exercised before the Expiration Date. In the case of Termination due to disability, an Incentive Stock Option shall be treated as a Nonstatutory Option if it remains exercisable after, and is not exercised within, one year after the Awardee's Termination.

(j) An Incentive Stock Option may only be modified by the Committee.

8. **Stock Appreciation Rights, Stock Awards and Cash Awards**

8.1 **Stock Appreciation Rights**. The following rules apply to SARs:

(a) ***General***. SARs may be granted either alone, in addition to, or in tandem with other Awards granted under this Plan. The Administrator may grant SARs to eligible participants subject to terms and conditions not inconsistent with this Plan and determined by the Administrator. The specific terms and conditions applicable to the Awardee shall be provided for in the Award Agreement. SARs shall be exercisable, in whole or in part, at such times as the Administrator shall specify in the Award Agreement. The grant or vesting of a SAR may be made contingent on the achievement of Objectively Determinable Performance Conditions. The Expiration Date of an SAR shall not be later than ten years from its Grant Date, with the result that no SAR may be exercised after the expiration of ten years from its Grant Date.

(b) ***Exercise of SARs***. Upon the exercise of an SAR, in whole or in part, an Awardee shall be entitled to a payment in an amount equal to the excess of the Fair Market Value of a fixed number of Shares covered by the exercised portion of the SAR on the date of exercise, over the Fair Market Value of the Shares covered by the exercised portion of the SAR on the Grant Date. The amount due to the Awardee upon the exercise of a SAR shall be paid in cash, Shares or a combination thereof as, and over the period or periods, specified in the Award Agreement. An Award Agreement may place limits on the amount that may be paid over any specified period or periods upon the exercise of a SAR, on an aggregate basis or as to any Awardee. Subject to Section 9.2, a SAR shall be considered exercised when the Company receives written notice of exercise in accordance with the terms of the Award Agreement from the person entitled to exercise the SAR. If a SAR has been granted in tandem with an Option, upon the exercise of the SAR, the number of Shares that may be purchased pursuant to the Option shall be reduced by the number of Shares with respect to which the SAR is exercised.

(c) ***Nonassignability of SARs***. Except as determined by the Administrator and subject to Section 17, no SAR shall be assignable or otherwise transferable by the Awardee.

(d) ***Substitute SARs***. The Committee may cause the Company to grant Substitute SARs in connection with the acquisition by the Company or an Affiliate of equity securities of any entity (including by merger, tender offer, or other similar transaction) or of all or a portion of the assets of any entity. Any such substitution shall be effective on the effective date of the acquisition. Unless and to the extent specified otherwise by the Committee, Substitute SARs shall have the same terms and conditions as the SARs they replace, except that (subject to the provisions of Section 10) Substitute SARs shall be exercisable for Shares rather than equity securities of the granting entity and shall be on terms that, as determined by the Committee in its sole and absolute discretion, properly reflects the substitution.

(e) ***No Repricing***. The Committee may not reprice, reduce the exercise price of or make similar adjustments with the effect of lowering the exercise price of SARs previously granted under the Plan, including through the cancellation and grant of any new Award or payment of cash, without the approval of the Company's stockholders other than in connection with a change in the Company's capitalization pursuant to Section 10 of the Plan.

8.2 **Stock Awards**. The following rules apply to all Stock Awards:

(a) ***General***. The specific terms and conditions of a Stock Award applicable to the Awardee may be provided for in the Award Agreement. The Award Agreement shall state the number of Shares that the Awardee shall be entitled to receive or purchase, the terms and conditions on which the Shares shall vest (Stock Awards may be made in fully vested Shares when appropriate in the discretion of the Administrator), the price to be paid, whether Shares are to be delivered at the time of grant or at some deferred date specified in the Award Agreement, whether the Award is payable solely in Shares, cash or either and, if applicable, the manner in which the Award Agreement is to be accepted or acknowledged by the Awardee. The Administrator may require that all Shares subject to a right of repurchase or risk of forfeiture be held in escrow until such repurchase right or risk of forfeiture lapses. The grant or vesting of a Stock Award may be made contingent on the achievement of Objectively Determinable Performance Conditions.

(b) ***Right of Repurchase***. If so provided in the Award Agreement, Award Shares acquired pursuant to a Stock Award may be subject to repurchase by the Company or an Affiliate if not vested in accordance with the Award Agreement.

(c) ***Form of Payment***. The Administrator shall determine the acceptable form and method of payment for exercising a Stock Award, which may include any or all of the forms of payment set forth in Section 6.4.

(d) ***Dividend Equivalent Rights***. The Committee, in its discretion, may provide in the Award Agreement evidencing any Stock Award that the Awardee shall be entitled to Dividend Equivalent Rights, which may be settled in the form of cash, Shares or a combination of both. Dividend Equivalent Rights will not be permitted on appreciation awards (e.g., SARs and Options), and will not be paid out on unearned performance awards.

(e) ***Nonassignability of Stock Awards***. Except as otherwise determined by the Administrator and subject to Section 17, no Stock Award subject by its terms to any conditions or restrictions on the issuance or ownership rights of Shares pursuant to such Award, including without limitation any vesting or similar conditions or any deferral elections, shall be assignable or otherwise transferable by the Awardee.

(f) ***Substitute Stock Award***. The Committee may cause the Company to grant Substitute Stock Awards in connection with the acquisition by the Company or an Affiliate of equity securities of any entity (including by merger, tender offer, or other similar transaction) or of all or a portion of the assets of any entity. Unless and to the extent specified otherwise by the Committee, Substitute Stock Awards shall have the same terms and conditions as the stock awards they replace, except that (subject to the provisions of Section 10) Substitute Stock Awards shall be Stock Awards to purchase Shares rather than equity securities of the granting entity and shall have a Purchase Price and other terms that, as determined by the Committee in its sole and absolute discretion, properly reflects the substitution. Any such Substitute Stock Award shall be effective on the effective date of the acquisition.

(g) ***Forfeiture and Repurchase Rights***.

(i) **General**. In the event of the Awardee's termination, any unvested Shares and Stock Awards shall be forfeited, or if the Awardee paid a purchase price to acquire the Stock Award, the Company shall have the right, during the seven months after the Awardee's Termination, to repurchase any or all of the Award Shares that were outstanding and unvested as of the date of that Termination. The repurchase price shall be determined by the Administrator in accordance with this Section 8.2(g) which shall be either (i) the Purchase Price for the Award Shares (minus the amount of any cash dividends paid or payable with respect to the Award Shares for which the record date precedes the repurchase) or (ii) the lower of (A) the Purchase Price for the Shares or (B) the Fair Market Value of those Award Shares as of the date of the Termination. The repurchase price shall be paid in cash. The Company may assign this right of repurchase.

(ii) **Procedure**. The Company or its assignee may choose to give the Awardee a written notice of exercise of its repurchase rights under this Section 8.2(g). However, the Company's failure to give such a notice shall not affect its rights to repurchase Award Shares. The Company must, however, tender the repurchase price during the period specified in this Section 8.2(f) for exercising its repurchase rights in order to exercise such rights.

8.3 **Cash Awards**. Cash Awards may be granted either alone, in addition to, or in tandem with other Awards granted under this Plan. After the Administrator determines that it will offer a Cash Award, it shall advise the Awardee, by means of an Award Agreement or otherwise, of the terms, conditions and restrictions related to the Cash Award. The grant or vesting of a Cash Award may be made contingent on the achievement of Objectively Determinable Performance Conditions.

9. **Exercise of Awards**

9.1 **In General**. An Award shall be exercisable in accordance with this Plan and the Award Agreement under which it is granted.

9.2 **Time of Exercise**. Options and Stock Awards shall be considered exercised when the Company or its designee receives: (a) written (including electronically pursuant to Section 18.4 below) notice of exercise from the person entitled to exercise the Option or Stock Award, (b) full payment, or provision for payment, in a form and method approved by the Administrator, for the Shares for which the Option or Stock Award is being exercised, and (c) with respect to any Award the exercise of which triggers any withholding obligation, payment, or provision for payment, in a form and method approved by the Administrator, of all applicable withholding and similar taxes and/or (if applicable) transaction costs due upon exercise. An Award may not be exercised for a fraction of a Share. SARs shall be considered exercised when the Company receives written notice of the exercise from the person entitled to exercise the SAR.

9.3 **Issuance of Award Shares**. Subject to Sections 12.1 and 13, the Company shall issue Award Shares in the name of the Awardee (or to such other person as to whom the Award Shares may be appropriately and legally issued under procedures and rules, if any, established from time to time by the Administrator). The Company shall endeavor to issue Award Shares promptly after an Award is exercised or after the Grant Date or settlement date of a Stock Award, as applicable. Until Award Shares are actually issued, as evidenced by the appropriate entry on the stock register of the Company or its transfer agent, the Awardee will not have the rights of a stockholder with respect to those Award Shares, even though the Awardee has completed all the steps necessary to exercise the Award. No adjustment shall be made for any dividend, distribution, or other right for which the record date precedes the date the Award Shares are issued, except as provided in Section 10 or in the Award Agreement.

9.4 **Termination**.

(a) ***In General***. Except as provided in an Award Agreement or in writing by the Administrator, including in an Award Agreement, and as otherwise provided in Sections 9.4(b), (c), (d) and (e) after an Awardee's Termination for other than Cause, the Awardee's Awards shall be exercisable to the extent (but only to the extent) they are vested on the date of that Termination and only during the ninety (90) days after the Termination, but in no event after the Expiration Date. Unless otherwise provided in the Award Agreement, in the event of termination for Cause the Award may not be exercised after the date of Termination. To the extent the Awardee does not exercise an Award within the time specified for exercise, the Award shall automatically terminate.

(b) ***Leaves of Absence***. If an Awardee is an employee of the Company or an Affiliate and is on a leave of absence pursuant to the terms of the Company's Administrative Policy No. SH-1 "Working Hours and Absences" or similar policy maintained by an Affiliate, as such policies may be revised or replaced from time to time, the Awardee shall not, during the period of such absence be deemed, by virtue of such absence alone, to have terminated the Awardee's employment. The Awardee shall continue to vest in the Award during any approved medical or military leave of absence. Medical leave shall include family or medical leaves, workers' compensation leave, or pregnancy disability leave. For all other leaves of absence, the Award will fully vest only during active employment and shall not vest during a leave of absence, unless required under local law. However, if an Awardee returns to active employment with the Company or an Affiliate following such a leave, the Award will be construed to vest as if there had been no break in active employment. During any leave of absence, an Awardee shall have the right to exercise the vested portion of the Award.

(c) ***Death or Disability***. Unless otherwise provided in the Award Agreement or determined by the Administrator, if an Awardee's Termination is due to death or disability (as determined by the Administrator with respect to all Awards other than Incentive Stock Options and as defined by Section 22(e) of the Code with respect to Incentive Stock Options), the unvested portion of all Awards of that Awardee shall be accelerated and become fully exercisable upon the Termination, and all Awards of the Awardee shall be exercisable until the Expiration Date. In the case of Termination due to death, an Award may be exercised as provided in Section 17. In the case of Termination due to disability, if a guardian or conservator has been appointed to act for the Awardee and been granted this authority as part of that appointment, that guardian or conservator may exercise the Award on behalf of the Awardee. Unless otherwise provided in the Award Agreement, death or disability occurring after an Awardee's Termination shall not cause the Termination to be treated as having occurred due to death or disability. To the extent an Award is not so exercised within the time specified for its exercise, the Award shall automatically terminate.

(d) ***Divestiture***. If an Awardee's Termination is due to a Divestiture, the Committee may take any one or more of the actions described in Section 10.3 with respect to the Awardee's Awards.

(e) ***Administrator Discretion***. Notwithstanding the provisions of Section 9.4 (a)-(d), the Administrator shall have complete discretion, exercisable either at the time an Award is granted or at any time while the Award remains outstanding, to:

(i) Extend the period of time for which the Award is to remain exercisable, following the Awardee's Termination, from the limited exercise period otherwise in effect for that Award to such greater period of time as the Administrator shall deem appropriate, but in no event beyond the Expiration Date; and/or

(ii) Permit the Award to be exercised, during the applicable post-Termination exercise period, not only with respect to the number of vested Shares for which such Award may be exercisable at the time of the Awardee's Termination but also with respect to one or more additional installments in which the Awardee would have vested had the Awardee not been subject to Termination.

(f) ***Consulting or Employment Relationship***. Nothing in this Plan or in any Award Agreement, and no Award or the fact that Award Shares remain subject to repurchase rights or risk of forfeiture, shall: (A) interfere with or limit the right of the Company or any Affiliate to terminate the employment or consultancy of any Awardee at any time, whether with or without cause or reason, and with or without the payment of severance or any other compensation or payment, (B) confer upon any employee any right to continue in the employ of, or affiliation with, the Company or a Subsidiary nor constitute any promise or commitment by the Company or a Subsidiary regarding future positions, future work assignments, future compensation or any other term or condition of employment or affiliation or (C) interfere with the application of any provision in any of the Company's or any Affiliate's charter documents or Applicable Law relating to the election, appointment, term of office, or removal of a Director.

10. **Certain Transactions and Events**

10.1 **In General**. Except as provided in this Section 10, no change in the capital structure of the Company, merger, sale or other disposition of assets or of a subsidiary, change in control, issuance by the Company of shares of any class of securities or securities convertible into shares of any class of securities, exchange or conversion of securities, or other transaction or event shall require or be the occasion for any adjustments of the type described in this Section 10.

10.2 **Changes in Capital Structure**. In the event of any stock split, reverse stock split, recapitalization, combination or reclassification of stock, stock dividend, spin-off, extraordinary cash dividend or similar change to the capital structure of the Company (not including a Fundamental Transaction), the Committee shall make such adjustments as it concludes are appropriate in order to preserve the proportionate value of Awards before and after the change in capital structure of the Company to: (a) the number and type of Awards and Award Shares that may be granted under this Plan, including (without limitation) to the number of Shares available for issuance over the term of this Plan as set forth in Section 3.1 above, (b) the number and type of Options, SARs and Stock Awards that may be granted to any individual under this Plan, (c) the terms of any SAR, (d) the Purchase Price and repurchase price of any Stock Award or other Award Shares, (e) the Option Price and number and class of securities issuable under each outstanding Option, and (f) the repurchase price of any securities substituted for Award Shares that are subject to repurchase rights. The specific adjustments shall be determined by the Committee. Unless the Committee specifies otherwise, any securities issuable as a result of any such adjustment shall be rounded down to the next lower whole security. The Committee need not adopt the same rules for each Award or each Awardee.

10.3 **Fundamental Transactions.** In the event of (a) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the Awards granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption shall be binding on all participants), (b) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (c) the sale of all or substantially all of the assets of the Company, or (d) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction (each, a "***Fundamental Transaction***"), any or all outstanding Options, SARs and Stock Awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement shall be binding on all participants under this Plan. In the alternative, the successor corporation may substitute equivalent Options, SARs and Stock Awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares held by the participants, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor corporation (if any) does not assume or substitute Options, SARs and Stock Awards, as provided above, pursuant to a transaction described in this Subsection 10.3, the vesting with respect to such Awards shall fully and immediately accelerate or the repurchase rights of the Company shall fully and immediately terminate, as the case may be, so that the Awards may be exercised or the repurchase rights shall terminate before, or otherwise in connection with the closing or completion of the Fundamental Transaction or event and the Award shall then terminate. Notwithstanding anything in this Plan to the contrary, the Committee may, in its sole discretion, provide that the vesting of any or all Award Shares subject to vesting or right of repurchase shall accelerate or lapse, as the case may be, upon a transaction described in this Section 10.3. If the Committee exercises such discretion with respect to Options, such Options shall become exercisable in full prior to the consummation of such event at such time and on such conditions as the Committee determines, and if such Options are not exercised prior to the consummation of the Fundamental Transaction, the Committee may specify that they terminate at such time as determined by the Committee. Subject to any greater rights granted to participants under the foregoing provisions of this Section 10.3, in the event of the occurrence of any Fundamental Transaction, any outstanding Awards shall be treated as provided in the applicable agreement or plan of merger, consolidation or sale of assets.

10.4 **Additional Rules and Benefits related to Fundamental Transactions.** The Committee need not adopt the same rules for each Award or each Awardee. Notwithstanding anything in this Plan to the contrary, in the event of an Involuntary Termination of services for any reason other than death, disability or Cause, within 18 months following the consummation of a Fundamental Transaction, any Options, SARs and Stock Awards assumed or substituted in a Fundamental Transaction, which are subject to vesting conditions and/or the right of repurchase in favor of the Company or a successor entity, shall fully accelerate for vesting so that such Award Shares are immediately exercisable upon Termination or, if subject to the right of repurchase in favor of the Company, such repurchase rights shall lapse as of the date of Termination. Any such Awards having an exercisability feature shall be exercisable for a period of six months following Termination.

10.5 **Divestiture.** If the Company or an Affiliate sells or otherwise transfers equity securities of an Affiliate to a person or entity other than the Company or an Affiliate, or leases, exchanges or transfers all or any portion of its assets to such a person or entity, then the Committee may specify that such transaction or event constitutes a "Divestiture". In connection with a Divestiture, notwithstanding any other provision of this Plan, the Committee may, but need not, take one or more of the actions described in Section 10.3 or 10.4 with respect to Awards or Award Shares held by, for example, Employees, Directors or Consultants for whom that transaction or event results in a Termination. The Committee need not adopt the same rules for each Award or Awardee.

10.6 **Dissolution.** If the Company adopts a plan of dissolution, the Committee may cause Awards to be fully vested and exercisable (but not after their Expiration Date) before the dissolution is completed but contingent on its completion and may cause the Company's repurchase rights on Award Shares to lapse upon completion of the dissolution. The Committee need not adopt the same rules for each Award or each Awardee. Notwithstanding anything herein to the contrary, in the event of a dissolution of the Company, to the extent not exercised before the earlier of the completion of the dissolution or their Expiration Date, Awards shall terminate immediately prior to the dissolution.

10.7 **Cut-Back to Preserve Benefits.** If the Administrator determines that the net after-tax amount to be realized by any Awardee, taking into account any accelerated vesting, termination of repurchase rights, or cash payments to that Awardee in connection with any transaction or event set forth in this Section 10 would be greater if one or more of those steps were not taken or payments were not made with respect to that Awardee's Awards or Award Shares, then, at the election of the Awardee, to such extent, one or more of those steps shall not be taken and payments shall not be made.

11. **Grants to Non-Employee Directors**

11.1 **Certain Transactions and Events.**

(a) In the event of a Fundamental Transaction while the Awardee remains a non-Employee Director, the Shares at the time subject to each outstanding Award held by such Awardee pursuant to this Plan, but not otherwise vested, shall automatically vest in full and become exercisable for all Shares as fully vested Shares and all repurchase rights shall automatically terminate in full immediately prior to the effective date of the Fundamental Transaction. Immediately following the consummation of the Fundamental Transaction, each Award shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or Affiliate thereof).

(b) Each Award which is assumed in connection with a Fundamental Transaction shall be appropriately adjusted, immediately after such Fundamental Transaction, to apply to the number and class of securities which would have been issuable to the Awardee in consummation of such Fundamental Transaction had the Award been exercised immediately prior to such Fundamental Transaction. Appropriate adjustments shall also be made to the Option Price or Purchase Price payable per share under each outstanding Award, provided the aggregate Option Price or Purchase Price payable for such securities shall remain the same. To the extent the actual holders of the Company's outstanding Shares receive cash consideration for their Shares in consummation of the Fundamental Transaction, the successor corporation may, in connection with the assumption of the outstanding Awards granted to non-Employee Directors under this Plan, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per Share in such Fundamental Transaction.

12. **Withholding and Tax Reporting**

12.1 **Tax Withholding Alternatives.**

(a) ***General***. Whenever Awards are granted or exercised, or Award Shares are issued or become free of restrictions, as applicable, the Company may require the Awardee to remit to the Company an amount sufficient to satisfy any applicable tax withholding requirement, whether the related tax is imposed on the Awardee or the Company. The Company shall have no obligation to deliver Award Shares or release Award Shares from an escrow or permit a transfer of Award Shares until the Awardee has satisfied those tax withholding obligations. Whenever payment in satisfaction of Awards is made in cash, the payment will be reduced by an amount sufficient to satisfy all tax withholding requirements.

(b) ***Method of Payment***. The Awardee shall pay any required withholding using such forms of consideration as are described in Section 6.4 and determined appropriate by the Administrator. The Administrator, in its sole discretion, may also permit Award Shares to be withheld or surrendered to pay required withholding or for required withholding to be paid through payroll deductions. If the Administrator permits Award Shares to be withheld or surrendered, the Fair Market Value of the Award Shares withheld or surrendered, as determined as of the date of withholding, shall not exceed the amount determined by the applicable minimum statutory withholding rates to the extent the Administrator determines such limit is necessary or advisable in light of generally accepted accounting principles.

12.2 **Reporting of Dispositions.** Any holder of Option Shares acquired under an Incentive Stock Option shall promptly notify the Administrator, following such procedures as the Administrator may require, of the sale or other disposition of any of those Option Shares if the disposition occurs during: (a) the longer of two years after the Grant Date of the Incentive Stock Option and one year after the date the Incentive Stock Option was exercised, or (b) such other period as the Administrator has established.

13. **Compliance With Law**

The grant of Awards and the issuance and subsequent transfer of Award Shares shall be subject to compliance with all Applicable Law, including all applicable securities laws. Awards may not be exercised, and Award Shares may not be transferred, in violation of Applicable Law. Thus, for example, Awards may not be exercised unless: (a) a registration statement under the Securities Act is then in effect with respect to the related Award Shares, or (b) in the opinion of legal counsel to the Company, those Award Shares may be issued in accordance with an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws. The failure or inability of the Company to obtain from any regulatory body the authority considered by the Company's legal counsel to be necessary or useful for the lawful issuance of any Award Shares or their subsequent transfer shall relieve the Company of any liability for failing to issue those Award Shares or permitting their transfer. As a condition to the exercise of any Award or the transfer of any Award Shares, the Company may require the Awardee to satisfy any requirements or qualifications that may be necessary or appropriate to comply with or evidence compliance with any Applicable Law.

14. **Amendment or Termination of this Plan or Outstanding Awards**

14.1 **Amendment and Termination.** The Board or the Committee may at any time amend, suspend, or terminate this Plan.

14.2 **Stockholder Approval**. The Company shall obtain the approval of the Company's stockholders for any amendment to this Plan if stockholder approval is necessary or desirable to comply with any Applicable Law or with the requirements applicable to the grant of Awards intended to be Incentive Stock Options. The Board may also, but need not, require that the Company's stockholders approve any other amendments to this Plan.

14.3 **Effect**. No amendment, suspension, or termination of this Plan, and no modification of any Award even in the absence of an amendment, suspension, or termination of this Plan, shall impair any existing contractual rights of any Awardee unless the affected Awardee consents to the amendment, suspension, termination, or modification. Notwithstanding anything herein to the contrary, no such consent shall be required if the Committee determines that the amendment, suspension, termination, or modification (including an amendment of the designation of the class of securities to be issued under Awards): (a) is required or advisable in order for the Company, this Plan or the Award to satisfy Applicable Law, to meet the requirements of any accounting standard or to avoid any adverse accounting treatment, or (b) in connection with any transaction or event described in Section 10, is in the best interests of the Company or its stockholders. The Committee may, but need not, take the tax or accounting consequences to affected Awardees into consideration in acting under the preceding sentence. Those decisions shall be final, binding and conclusive. Termination of this Plan shall not affect the Administrator's ability to exercise the powers granted to it under this Plan with respect to Awards granted before the termination of this Plan or with respect to Award Shares issued under such Awards even if those Award Shares are issued after the termination of this Plan.

14.4 **Recoupment/Clawback**. Notwithstanding anything in this Plan to the contrary, Awards granted under this Plan shall be subject to cancellation, forfeiture and recovery in accordance with the Company's Recoupment Policy, as the same may be amended from time to time, or any other compensation recoupment policy that may be adopted by the Committee, including any policies and procedures that the Committee determines to be necessary or appropriate to implement Section 10D of the Exchange Act and any rules promulgated thereunder or any other Applicable Law. Without limiting the foregoing, the Committee may provide for such recoupment in Award Agreements or with respect to any Award granted hereunder (including on a retroactive basis without the Awardee's consent).

15. **Reserved Rights**

15.1 **Nonexclusivity of this Plan**. This Plan shall not limit the power of the Company or any Affiliate to adopt other incentive arrangements including, for example, the grant or issuance of stock options, stock, other equity-based rights or cash bonuses or awards under other plans.

15.2 **Unfunded Plan**. This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Awardees, any such accounts will be used merely as a convenience. The Company shall not be required to segregate any assets on account of this Plan, the grant of Awards, or the issuance of Award Shares. The Company and the Administrator shall not be deemed to be a trustee of stock or cash to be awarded under this Plan. Any obligations of the Company to any Awardee shall be based solely upon contracts entered into under this Plan, such as Award Agreements. No such obligations shall be deemed to be secured by any pledge or other encumbrance on any assets of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any such obligations.

15.3 **Compensation.** The value of Options, SARs and Stock Awards granted pursuant to the Plan will not be included as compensation, earnings, salary or other similar terms used when calculating an Awardee's benefits under any other employee benefit plan sponsored by the Company or any Affiliate except as such other plan otherwise expressly provides.

16. **Escrow of Stock Certificates**

To enforce any restrictions on Award Shares, the Administrator may require the holder to deposit any certificates (or indicia of ownership) representing Award Shares, with stock powers or other transfer instruments approved by the Administrator endorsed in blank, with the Company or an agent of the Company to hold in escrow until the restrictions have lapsed or terminated. The Administrator may also cause a legend or legends referencing the restrictions to be placed on any such certificates.

17. **Treatment of Awards upon Death of Awardee; Limited Transferability**

17.1 **Treatment of Awards upon Death of Awardee.** The Company may from time to time establish procedures under which the Company may make certain determinations required with respect to Awards in the event of an Awardee's death. The Company's determinations and decisions in this regard shall be final and binding on all parties.

17.2 **Limited Transferability.** Options, SARs and Stock Awards shall generally be nontransferable; provided however that the Administrator may in its discretion (and as reflected in the applicable Award Agreement or an amendment thereto) make an Option, SAR or Stock Award transferable to an Awardee's family or entities affiliated with the Awardee's family if and to the extent permitted under the rules and instructions applicable to Form S-8 (or any successor form or other securities laws under which the issuance and sale of Awards and Award Shares hereunder are registered or exempted). If the Administrator makes an Option, SAR or Stock Award transferable, either at the time of grant or thereafter, such Award shall contain such additional terms and conditions as the Administrator deems appropriate, and any transferee shall be deemed to be bound by such terms upon acceptance of such transfer.

18. **Miscellaneous**

18.1 **Governing Law**. This Plan, the Award Agreements and all other agreements entered into under this Plan, and all actions taken under this Plan or in connection with Awards or Award Shares, shall be governed by the laws of the State of Delaware without giving effect to principles of conflicts of law.

18.2 **Determination of Value**. The "Fair Market Value" of a Share shall be determined as follows:

(a) ***Listed Stock***. If Shares are traded on any established stock exchange or quoted on a national market system, Fair Market Value shall be the closing sales price as quoted on that stock exchange or system for the day before the date the value is to be determined (the "Value Date") as reported in The Wall Street Journal or a similar publication. If no sales are reported as having occurred on the day before the Value Date, Fair Market Value shall be that closing sales price for the last preceding trading day on which sales of Shares are reported as having occurred. If no sales are reported as having occurred during the five trading days before the Value Date, Fair Market Value shall be the closing bid for the Shares on the day before the Value Date. If the Shares of the Company are listed on multiple exchanges or systems, Fair Market Value shall be based on sales or bid prices on the primary exchange or system on which Shares of the Company are traded or quoted.

(b) ***Stock Quoted by Securities Dealer***. If Shares are regularly quoted by a recognized securities dealer but selling prices are not reported on any established stock exchange or quoted on a national market system, Fair Market Value shall be the mean between the high bid and low asked prices on the day before the Value Date. If no prices are quoted for the day before the Value Date, Fair Market Value shall be the mean between the high bid and low asked prices on the last preceding trading day on which any bid and asked prices were quoted.

(c) ***No Established Market***. If Shares are not traded on any established stock exchange or quoted on a national market system and are not quoted by a recognized securities dealer, the Administrator (following guidelines established by the Board or Committee) will determine Fair Market Value of the Shares in good faith.

18.3 **Reservation of Shares**. During the term of this Plan, the Company shall at all times keep available such number of Shares as are still issuable under this Plan.

18.4 **Electronic Communications**. Any Award Agreement, notice of exercise of an Award, or other document required or permitted by this Plan may be delivered in writing or, to the extent determined by the Administrator, electronically. Signatures or acknowledgements may also be electronic if permitted by the Administrator.

18.5 **Notices**. Unless the Administrator specifies otherwise, any notice to the Company under any Award Agreement or with respect to any Awards or Award Shares shall be in writing (or, if so authorized by Section 18.4, communicated electronically), shall be addressed to the Secretary of the Company, and shall only be effective when received by the Secretary of the Company.